    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                                 MAIL.COM, INC.

           (Exact name of the registrant as specified in its charter)

           DELAWARE                        7310                    13-3787073
 (State or other jurisdiction        (Primary standard          (I.R.S. employer
              of                        industrial           identification number)
incorporation or organization)  classification code number)

                             11 BROADWAY, 6TH FLOOR
                               NEW YORK, NY 10004
                                 (212) 425-4200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  GARY MILLIN
                                 MAIL.COM, INC.
                             11 BROADWAY, 6TH FLOOR
                               NEW YORK, NY 10004
                                 (212) 425-4200
 (name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                WITH COPIES TO:

   RONALD A. FLEMING, JR., ESQ.              ROD J. HOWARD, ESQ.                 RICHARD R. PLUMRIDGE, ESQ.
WINTHROP, STIMSON, PUTNAM & ROBERTS    BROBECK, PHLEGER & HARRISON LLP        BROBECK, PHLEGER & HARRISON LLP
      ONE BATTERY PARK PLAZA        TWO EMBARCADERO PLACE, 2200 GENG ROAD   370 INTERLOCKEN BOULEVARD, SUITE 500
        NEW YORK, NY 10004                   PALO ALTO, CA 94303                    BROOMFIELD, CO 80020
          (212) 858-1000                        (650) 424-0160                         (303) 410-2000

                           --------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
    PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT. THE ISSUANCE OF SECURITIES SHALL OCCUR WHEN ALL OTHER CONDITIONS TO THE CONSUMMATION OF THE MERGER DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS HAVE BEEN SATISFIED OR
                                    WAIVED.
                           --------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING      REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED (1)          PER UNIT             PRICE (2)             FEE (3)
Class A common stock,
  $.01 par value............................       7,034,077                                108,385,500           28,613.77

(1) Represents the maximum number of shares of Class A common stock, par value $.01 per share, of the registrant estimated to be issuable to the stockholders of NetMoves Corporation in connection with the merger described herein, assuming the exercise prior to the merger of all options and warrants that are exercisable.

(2) Calculated pursuant to 457(c) and rule 457(f)(1) of the Securities Act of 1933, solely for the purpose of the registration fee based on the average of the high and low sale prices of the common stock of NetMoves Corporation as reported on The Nasdaq National Market on January 13, 2000.

(3) Pursuant to Section 14(g) of the Securities Exchange Act of 1934, Rule 0-11 of the Securities and Exchange Act of 1934 and Rule 457(b) of the Securities Act of 1933, the amount of the registration fee is reduced by $20,939.35, which is the amount of the fee paid to the Securities and Exchange Commission on December 30, 1999 in connection with the filing of preliminary proxy materials of NetMoves Corporation. The difference of $7,674.42 is being paid herewith.
                           --------------------------

    THIS REGISTRATION STATEMENT IS HEREBY AMENDED ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              NETMOVES CORPORATION
                              399 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                          , 2000

Dear Stockholder:

    I am pleased to forward to you this proxy statement/prospectus for a special meeting of the stockholders of NetMoves Corporation ("NetMoves") to be held on
          , 2000, at                             , at 11 a.m., local time.

    At the special meeting, you will be asked to approve and adopt an Agreement and Plan of Merger by and among Mail.com, Inc. ("Mail.com"), Mast Acquisition Corp., which is a wholly-owned subsidiary of Mail.com, and NetMoves. The merger agreement provides for the merger of Mast Acquisition Corp. with and into NetMoves. When the merger is complete, NetMoves will be a wholly-owned subsidiary of Mail.com.

    In the merger, each share of your NetMoves common stock will be converted into the right to receive 0.385336 shares of Mail.com Class A common stock. Mail.com expects to issue approximately 6,381,000 shares of its Class A common stock pursuant to the merger which includes shares issuable to holders of NetMoves warrants that Mail.com will require to be exercised in connection with the merger. Mail.com's Class A common stock is traded on The Nasdaq National
Market under the trading symbol "MAIL," and closed at $    per share on
          , 2000. The merger is described more fully in this proxy statement/prospectus.

    The merger cannot be consummated unless the holders of a majority of the shares of NetMoves common stock entitled to vote approve and adopt the merger agreement. Only stockholders who hold shares of NetMoves common stock at the
close of business on           , 2000 will be entitled to vote at the special
meeting.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO YOU AND IN YOUR BEST INTERESTS, AND HAS UNANIMOUSLY RECOMMENDED THAT YOU APPROVE AND ADOPT THE MERGER AGREEMENT.

    This proxy statement/prospectus provides detailed information about Mail.com and the merger. Please give all of this information your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 16 OF THIS PROXY STATEMENT/PROSPECTUS.

    YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. To vote your shares, you may use the enclosed proxy card or attend the special meeting in person. To approve and adopt the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, your non-vote will, in effect, count as a vote against the merger agreement. We urge you to vote FOR this proposal. The approval of this proposal is a necessary step in the merger of NetMoves with a wholly-owned subsidiary of Mail.com.

                                          Sincerely,

                                          /s/ THOMAS F. MURAWSKI

                                          Thomas F. Murawski
                                          PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR THE ISSUANCE OF MAIL.COM CLASS A COMMON STOCK, OR DETERMINED THAT THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROXY STATEMENT/PROSPECTUS IS DATED           , 2000, AND WAS FIRST
MAILED TO NETMOVES STOCKHOLDERS ON OR ABOUT           , 2000.

                              NETMOVES CORPORATION
                              399 THORNALL STREET
                            EDISON, NEW JERSEY 08837

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                          , 2000

                            ------------------------

    NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of NetMoves Corporation, a Delaware corporation ("NetMoves"), will be held on
           , 2000, at                             , at 11 a.m. local time for
the following purposes:

    1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of December 11, 1999, attached as Appendix A to the accompanying proxy statement/ prospectus, and to approve the merger of Mast Acquisition Corp., a wholly-owned subsidiary of Mail.com, Inc., with and into NetMoves, as a result of which NetMoves will become a wholly-owned subsidiary of Mail.com. In the merger, each outstanding share of NetMoves common stock will be converted into the right to receive 0.385336 shares of Mail.com Class A common stock.

    2. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

    Only NetMoves stockholders of record at the close of business on           ,
2000 are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Approval and adoption of the merger agreement will require the affirmative vote of at least a majority of the outstanding shares of NetMoves common stock.

    It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote by completing the enclosed proxy card and mailing it to us. Failure to secure a quorum on the date set for the special meeting would require an adjournment that would cause us to incur considerable additional expense. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WANT TO VOTE, YOUR PROXY WILL BE COUNTED IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

    PLEASE DO NOT SEND STOCK CERTIFICATES WITH YOUR PROXY CARD.

    Please sign, date and return the accompanying proxy in the enclosed addressed envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the vote is taken at the special meeting in the manner described in the proxy statement/prospectus. You may vote in person at the special meeting even if you have returned a proxy.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ THOMAS F. MURAWSKI

                                          Thomas F. Murawski
                                          PRESIDENT, CHIEF EXECUTIVE OFFICER
                                          AND CHAIRMAN OF THE BOARD OF DIRECTORS

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     iv

SUMMARY.....................................................      1

RISK FACTORS................................................     16
  Risks Related to the Merger...............................     16
  Risks Related to the Business of the Combined Company.....     17

THE SPECIAL MEETING.........................................     35
  Date, Time and Place......................................     35
  Matters to be Considered at the Special Meeting...........     35
  Record Date...............................................     35
  Voting and Revocation of Proxies..........................     35
  Vote Required.............................................     35
  Quorum; Abstentions and Broker Non-Votes..................     36
  Solicitation of Proxies and Expenses......................     36
  Board Recommendation......................................     36

THE MERGER..................................................     37
  Background of the Merger..................................     37
  Reasons for the Merger....................................     40
  Opinion of NetMoves' Financial Advisor....................     44
  Interests of NetMoves' Officers and Directors in the
    Merger..................................................     49
  Applicable Waiting Periods and Regulatory Approvals.......     50
  Material Federal Income Tax Considerations................     50
  Anticipated Accounting Treatment..........................     52
  No Appraisal Rights.......................................     52
  Delisting and Deregistration of NetMoves Common Stock
    Following the Merger....................................     53
  Listing of Mail.com Class A Common Stock to be Issued
    Pursuant to the Merger..................................     53
  Restrictions on Resales of Mail.com Class A Common
    Stock...................................................     53

THE MERGER AGREEMENT........................................     54
  The Merger................................................     54
  The Effective Time........................................     54
  Directors and Officers of NetMoves After the Merger.......     54
  Conversion of Shares in the Merger........................     54
  NetMoves' Stock Options...................................     54
  NetMoves' Warrants........................................     55
  The Exchange Agent........................................     55
  Procedures for Exchanging Stock Certificates..............     55
  Distributions with Respect to Unexchanged Shares..........     55
  No Fractional Shares......................................     56
  Representations and Warranties............................     56
  NetMoves' Conduct of Business Before Completion of the
    Merger..................................................     57
  Mail.com's Conduct of Business Before Completion of the
    Merger..................................................     58
  No Solicitation...........................................     58
  Director and Officer Indemnification......................     59
  NetMoves' Board Seat......................................     60
  Conditions to Completion of the Merger....................     60
  Termination of the Merger Agreement.......................     61
  Payment of Termination Fee................................     62

                                                                PAGE
                                                              --------
  Extension, Waiver and Amendment of the Merger Agreement...     63

VOTING AGREEMENTS...........................................     64

EMPLOYMENT AGREEMENTS.......................................     65

DESCRIPTION OF MAIL.COM CAPITAL STOCK.......................     66
  Common Stock..............................................     66
  Preferred Stock...........................................     67
  Warrants/Options..........................................     67
  Registration Rights.......................................     67
  Anti-Takeover Effects of Certain Provisions of Delaware
    Law and Mail.com's Amended and Restated Certificate of
    Incorporation and Bylaws................................     69
  Indemnification of Directors and Executive Officers and
    Limitation of Liability.................................     70
  Transfer Agent and Registrar..............................     71

COMPARISON OF RIGHTS OF HOLDERS OF NETMOVES COMMON STOCK AND
  MAIL.COM CLASS A COMMON STOCK.............................     72
  Classes of Common Stock of NetMoves and Mail.com; Voting
    Rights..................................................     72
  Classified Board of Directors.............................     72
  Number of Directors.......................................     72
  Removal of Directors......................................     72
  Filling Vacancies on the Board of Directors...............     73
  Ability to Call Special Meetings..........................     73
  Amendment of Certificate of Incorporation.................     73
  Amendment of Bylaws.......................................     73
  Indemnification of Directors and Officers.................     73

BUSINESS OF MAIL.COM........................................     74

MAIL.COM'S MANAGEMENT.......................................     94

CERTAIN MAIL.COM TRANSACTIONS...............................    104
  Founder Transactions......................................    104
  Preferred Financings......................................    104
  Class A Preferred Financing...............................    104
  Class A Preferred Stock Issuance Obligation Settlement....    104
  Class C Preferred Financing...............................    105
  Class C Preferred Stock Issuance Obligation Settlement....    105
  Class E Preferred Financing...............................    106
  Class E Preferred Stock Issuance Obligation Settlement....    106
  Agreements with Stockholders..............................    107
  Agreements with CNET, Snap and NBC Multimedia.............    108
  Employment Related Agreements.............................    109

PRINCIPAL STOCKHOLDERS OF MAIL.COM..........................    110

MAIL.COM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    113

BUSINESS OF NETMOVES........................................    125

NETMOVES' MANAGEMENT........................................    135

CERTAIN NETMOVES TRANSACTIONS...............................    139

PRINCIPAL STOCKHOLDERS OF NETMOVES..........................    140

                                                                PAGE
                                                              --------
NETMOVES MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    141

EXPERTS.....................................................    149

LEGAL MATTERS...............................................    149

WHERE YOU CAN FIND MORE INFORMATION.........................    150

INDEX TO FINANCIAL STATEMENTS...............................    F-1

APPENDIX A--Agreement and Plan of Merger....................

APPENDIX B--Form of Company Voting Agreement................

APPENDIX C--Opinion of Lehman Brothers......................

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE PROPOSED TRANSACTION?

A: A wholly-owned subsidiary of Mail.com, Inc. ("Mail.com") will merge with and into NetMoves Corporation ("NetMoves"), and NetMoves will become a wholly-owned subsidiary of Mail.com.

Q: WHY ARE THE COMPANIES PROPOSING THE MERGER?

A: You should review the factors that the boards of directors of NetMoves and Mail.com considered when deciding whether to approve the merger agreement and the merger. Please read the more detailed description of the reasons for the merger beginning on page 40.

Q: WHAT WILL I BE ENTITLED TO RECEIVE IN THE MERGER?

A: If the merger is completed, you will be entitled to receive 0.385336 shares of Mail.com Class A common stock for each share of NetMoves common stock you own. For example, if you own 100 shares of NetMoves common stock, you will be entitled to receive 38 shares of Mail.com Class A common stock pursuant to the merger, plus cash for the fractional share that would otherwise be issuable.

    Mail.com will not issue fractional shares of its Class A common stock. Instead of fractional shares, you will be entitled to receive cash based on the average closing price of Mail.com Class A common stock for the ten most recent days that Mail.com Class A common stock has traded prior to the completion of the merger, as reported on The Nasdaq National Market.

    The number of shares of Mail.com Class A common stock to be issued for each share of NetMoves common stock is fixed and will not be adjusted based upon changes in the value of Mail.com Class A common stock. As a result, the value of the Mail.com Class A common stock you will be entitled to receive pursuant to the merger will not be determined at the time you vote on the merger agreement and will go up or down as the market price of Mail.com Class A common stock goes up or down. Neither party will be permitted to terminate the merger agreement based solely on changes in the value of Mail.com Class A common stock prior to the closing of this transaction.

    On           , 2000, the last full day for which information was available prior to the printing of this proxy statement/prospectus, the closing sales price for Mail.com Class A common stock on The Nasdaq National Market was
    $    .

Q: WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO
   NETMOVES STOCKHOLDERS?

A: It is a condition to completion of the merger that Mail.com and NetMoves receive legal opinions from outside counsel to the effect that the merger constitutes a tax-free reorganization within the meaning of
   Section 368(a) of the Internal Revenue Code. If the merger qualifies as a tax-free reorganization, NetMoves' stockholders will not recognize any gain or loss for United States federal income tax purposes when they exchange their shares of NetMoves common stock for shares of Mail.com Class A common stock. However, NetMoves' stockholders may recognize gain or loss if they receive cash instead of a fractional share of Mail.com Class A common stock.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working to complete the merger by March 2000. Because the merger is subject to governmental and other regulatory approvals, however, we cannot predict the exact timing.

Q: WHAT DO I NEED TO DO NOW?

A: After you carefully read this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible so that your shares can be represented at the special meeting of stockholders. You may also vote by attending the special meeting.

Q: WHAT HAPPENS IF I DON'T INDICATE HOW TO VOTE MY PROXY?

A: If you mail your properly signed proxy but do not include instructions on how your shares are to be voted, your shares will be voted FOR approval and adoption of the merger agreement.

Q: WHAT HAPPENS IF I DON'T RETURN A PROXY CARD?

A: Not returning your proxy card will have the same effect as voting against approval and adoption of the merger agreement.

Q: CAN I CHANGE MY VOTE AFTER MAILING MY PROXY?

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of three ways. You may file a notice of revocation with the Chief Financial Officer of NetMoves at NetMoves' principal executive offices at 399 Thornall Street, Edison, New Jersey 08837. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person. Attending the special meeting, in and of itself, without voting in person, however, will not result in the revocation of a proxy.

Q: IF MY BROKER HOLDS MY SHARES IN STREET NAME, WILL MY BROKER VOTE MY SHARES
   FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted on the merger agreement. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After we complete the merger, Mail.com will send you written instructions explaining how to exchange your certificates representing shares of NetMoves common stock outstanding as of the effective time of the merger for the appropriate number of shares of Mail.com Class A common stock.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER?

A: Yes. We have set out under the heading "Risk Factors" beginning on page 16 of this proxy statement/ prospectus a number of risks that you should consider.

Q: WHOM SHOULD I CALL IF I HAVE ANY ADDITIONAL QUESTIONS?

A: Please call or email NetMoves' Investor Contact, Peter Macaluso, at
   (732) 906-2000, extension 2225 or macaluso@netmoves.com.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE PROXY STATEMENT/ PROSPECTUS, INCLUDING THE APPENDICES, AND THE OTHER DOCUMENTS REFERRED TO HEREIN FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 150 OF THIS PROXY STATEMENT/ PROSPECTUS. EACH ITEM IN THIS SUMMARY INCLUDES A REFERENCE DIRECTING YOU TO A MORE COMPLETE DESCRIPTION OF THAT ITEM.

THE COMPANIES

MAIL.COM, INC.
11 Broadway, 6(th) Floor
New York, New York 10006
(212) 425-4200

    Mail.com is a global provider of email services and offers its email services to both the consumer and business markets. Basic consumer email services are free to Mail.com members. A consumer can become a Mail.com member by signing up for email service at any of its partners' Web sites or Mail.com's own Web sites. Mail.com generates the majority of its revenues from its consumer email services, primarily from advertising related sales, including direct marketing and e-commerce promotion. Mail.com also generates revenues in the consumer market from subscription services, such as a service that allows members to purchase increased storage capacity for their emails. In November 1999, Mail.com generated approximately 217 million page views and delivered approximately 672 million advertisements in its consumer email services. Mail.com also offers a range of email services to businesses. Mail.com connects existing email systems to the Internet, monitors Internet emails for viruses or specific content and hosts and manages email systems. Mail.com currently generates revenues in the business market primarily from email service fees related to its email system connection services and email monitoring services. As of December 31, 1999, Mail.com provided email services for approximately 2,090 businesses.

NETMOVES CORPORATION
399 Thornall Street
Edison, New Jersey 08837
(732) 906-2000

    NetMoves designs, develops and markets a variety of Internet document delivery services, including email-to-fax, fax-to-email, fax-to-fax, enhanced fax and broadcast fax services. Through volume-based arrangements with several telephony-based common carriers and by delivering fax transmissions over the Internet, NetMoves transmits customers' documents and images worldwide at rates that are below the international rates charged by long distance voice carriers for traditional fax transmissions. NetMoves has developed proprietary software which automatically delivers each outgoing transmission through the route that provides the lowest cost and the highest transmission quality available on the NetMoves network. NetMoves has deployed 28 Internet-capable computer facilities in 20 countries, including the United States. NetMoves is able to generate cost savings for its customers by using its Internet backbone to bypass long distance common carriers for transmissions originating and terminating in countries where such computer facilities have been established. In addition to these cost savings, many NetMoves' customers use its services for ease of use and productivity improvements. NetMoves believes that the combination of its telephony-based network and its growing Internet-based network will enable it to emerge as a leading supplier of comprehensive, convenient, low-cost global messaging services.

THE MERGER (SEE PAGE 37)

    If all of the conditions to the merger are satisfied or waived, a wholly-owned subsidiary of Mail.com will merge with and into NetMoves. As a result, NetMoves will become a wholly-owned subsidiary of

Mail.com. Stockholders of NetMoves will be entitled to become stockholders of Mail.com following the merger and each share of NetMoves common stock will be converted into the right to receive 0.385336 shares of Mail.com Class A common stock. We urge you to read the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, carefully and in its entirety.

STOCKHOLDER APPROVAL (SEE PAGE 35)

    Completion of the merger is conditioned, among other things, on the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of NetMoves common stock. You are entitled to cast one vote per share of NetMoves common stock owned by you at the close of business on
          , 2000. The stockholders of Mail.com are not required to approve and adopt the merger agreement or otherwise approve the merger.

VOTING AGREEMENTS (SEE PAGE 64)

    The directors and certain officers of NetMoves have entered into voting agreements with Mail.com. These directors and officers beneficially hold approximately 2.0% of NetMoves' outstanding common stock and options exercisable for approximately 10.8% of NetMoves' outstanding common stock. The voting agreements require these directors and officers to vote their respective shares of NetMoves common stock in favor of approval and adoption of the merger agreement and against any competing proposals.

VOTING SHARES HELD BY YOUR BROKER IN STREET NAME (SEE PAGE 35)

    Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker. If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting of NetMoves' stockholders and it will have the same effect as voting against approval and adoption of the merger agreement.

COMPLETION OF THE MERGER (SEE PAGE 60)

    NetMoves and Mail.com will complete the merger when all of the conditions to completion of the merger are satisfied or waived. The merger will become effective when NetMoves and Mail.com file a certificate of merger with the Secretary of State of the State of Delaware (or such later time as may be specified in the certificate).

    NetMoves and Mail.com are working toward completing the merger as quickly as possible and, assuming approval and adoption of the merger agreement and the satisfaction or waiver of all other conditions of the merger, expect to complete the merger promptly after the special meeting.

EXCHANGING YOUR STOCK CERTIFICATES (SEE PAGE 55)

    When the merger is completed, Mail.com's exchange agent will mail to the stockholders of NetMoves a letter of transmittal and instructions for use in surrendering NetMoves stock certificates in exchange for Mail.com stock certificates. When a NetMoves stockholder delivers a NetMoves stock certificate to the exchange agent along with an executed letter of transmittal and any other required documents, the NetMoves stock certificate will be canceled and the NetMoves stockholder will receive Mail.com stock certificates representing the number of full shares of Mail.com Class A common stock to which the stockholder is entitled under the merger agreement. A NetMoves stockholder will receive payment in cash, without interest, in lieu of any fractional shares of Mail.com Class A common stock which would have been otherwise issuable to the stockholder in the merger.

NETMOVES' REASONS FOR THE MERGER; RECOMMENDATION OF NETMOVES BOARD (SEE
  PAGE 41)

    The board of directors of NetMoves, by unanimous vote, (i) determined that the merger is the best transaction reasonably available to NetMoves, and that the merger is fair to, and in the best interests of, NetMoves and its stockholders, (ii) declared the advisability of, approved and adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement and (iii) recommended approval and adoption of the merger agreement and approval of the merger by the NetMoves stockholders.

OPINION OF NETMOVES' FINANCIAL ADVISORS, LEHMAN BROTHERS (SEE PAGE 44)

    Lehman Brothers has delivered its opinion to the board of directors of NetMoves that, as of December 11, 1999, the exchange ratio is fair, from a financial point of view, to the stockholders of NetMoves. For purposes of Lehman Brothers' opinion, the term "exchange ratio" refers to the ratio at which NetMoves common stock is converted into the right to receive Mail.com Class A common stock, in accordance with the merger agreement. For information on the assumptions made, matters considered and limits of the reviews by Lehman Brothers, stockholders are urged to read in its entirety the opinion of Lehman Brothers, a copy of which is attached hereto as Appendix C.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 49)

    In considering the recommendation of NetMoves board of directors that you vote to approve and adopt the merger agreement, you should note that certain officers and directors of NetMoves have interests in the merger that are different from, or in addition to, your interests. These interests relate to potential accelerated vesting of stock options, indemnification rights and, for officers, employment benefits. As a result, directors and officers may be more likely to vote in favor of approval and adoption of the merger agreement than NetMoves stockholders generally.

CONDITIONS TO THE MERGER (SEE PAGE 60)

    Mail.com and NetMoves will complete the merger only if the conditions set forth in the merger agreement are either satisfied or waived. These conditions include:

    - NetMoves stockholders approve and adopt the merger agreement;

    - Mail.com's registration statement is declared effective and no stop order suspending its effectiveness has been issued and no proceeding for suspension has been initiated or threatened by the Commission;

    - the waiting periods under the federal antitrust laws expire;

    - the parties each receive a written opinion from their respective tax counsel regarding the merger;

    - Mail.com's Class A common stock is authorized for listing on The Nasdaq National Market;

    - the representations and warranties of the respective parties made in the merger agreement remain accurate;

    - the parties perform their respective covenants and obligations in the merger agreement;

    - NetMoves obtains all consents, waivers and approvals in connection with the merger;

    - Mail.com receives satisfactory evidence of the resignation of all the directors of NetMoves; and

    - Mail.com receives affiliate letters from those persons set forth in the merger agreement.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 61)

    The boards of directors of both companies may mutually agree to terminate the merger agreement at any time without completing the merger. Either company may also terminate the merger agreement if:

    - the merger is not completed by June 15, 2000;

    - a governmental authority or legal action permanently prohibits the merger;

    - the NetMoves stockholders do not approve and adopt the merger agreement;
      or

    - the other company breaches any representation, warranty or covenant, or any of the representations or warranties become inaccurate, in either case such that the other company is unable to satisfy certain conditions to the completion of the merger, and the breach or inaccuracy is not cured.

In addition, Mail.com may terminate the merger agreement if any of the following triggering events occur:

    - NetMoves' board of directors withdraws or amends in a manner which is adverse to Mail.com its recommendation to approve and adopt the merger agreement;

    - NetMoves' board of directors fails to affirm its recommendation to approve and adopt the merger agreement within ten business days after Mail.com requests in writing that such recommendation be affirmed after the public announcement of a third-party acquisition proposal; or

    - a tender or exchange offer for NetMoves common stock is commenced and NetMoves fails to send to its stockholders within ten business days thereafter a statement that NetMoves recommends rejection of the tender or exchange offer.

TERMINATION FEES AND EXPENSES (SEE PAGE 62)

    If Mail.com terminates the merger agreement because any of the above triggering events has occurred, NetMoves will be required to pay to Mail.com a termination fee of $7.0 million. NetMoves may also be required to pay the $7.0 million termination fee if NetMoves' stockholders fail to approve and adopt the merger agreement and NetMoves enters into an acquisition transaction with another party within eighteen months of termination. NetMoves will also be obligated to pay the termination fee if Mail.com terminates the agreement because NetMoves materially breaches its covenant to promptly convene a meeting of its stockholders to vote on the merger and to recommend the merger or materially and willfully breaches its covenant not to solicit other proposals for the acquisition of NetMoves.

    If Mail.com terminates the merger agreement because NetMoves breaches a representation, warranty or covenant in the merger agreement, or any of the representations or warranties of NetMoves become inaccurate, in either case such that NetMoves is unable to satisfy certain conditions to the completion of the merger, and the breach or inaccuracy is not cured, NetMoves may be required to pay Mail.com all of the expenses incurred by Mail.com in connection with the merger.

NO SOLICITATION (SEE PAGE 58)

    NetMoves has generally agreed not to initiate or engage in discussions with another party regarding a business combination with that party while the merger is pending. However, NetMoves may furnish information regarding NetMoves to, and enter into negotiations or discussions with, another party in response to such party's acquisition proposal if NetMoves' board of directors concludes it is a superior offer as compared to the present merger and failure to take such action would cause the board to breach its fiduciary obligations.

GOVERNMENTAL AND REGULATORY MATTERS (SEE PAGE 50)

    To complete the merger, we must obtain approvals from or make filings with various federal and state regulatory agencies, including the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. We must also obtain approvals from the Federal Communications Commission and obtain approvals from or file notifications with the public utilities commissions of the various states in which NetMoves now operates.

ANTICIPATED ACCOUNTING TREATMENT (SEE PAGE 52)

    Mail.com intends to treat the merger as a purchase for accounting and financial reporting purposes which means that Mail.com will treat NetMoves as a separate entity for periods prior to the closing and, thereafter, as a wholly-owned subsidiary of Mail.com.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 50)

    It is a condition to completion of the merger that Mail.com and NetMoves receive legal opinions from outside counsel to the effect that the merger constitutes a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a tax-free reorganization, NetMoves' stockholders will not recognize any gain or loss for United States federal income tax purposes when they exchange their shares of NetMoves common stock for shares of Mail.com Class A common stock. However, NetMoves' stockholders may recognize gain or loss if they receive cash instead of a fractional share of Mail.com Class A common stock.

NO APPRAISAL RIGHTS (SEE PAGE 52)

    Under Delaware law, you do not have any right to an appraisal of the value of your NetMoves common stock in connection with the merger.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

    Each of Mail.com and NetMoves has made forward-looking statements in this proxy statement/ prospectus that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. Words such as "believes," "expects," "anticipates" or similar expressions indicate forward-looking statements. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to "Risk Factors" beginning on page 16.

                 COMPARATIVE PER SHARE MARKET PRICE INFORMATION

MAIL.COM

    Mail.com's Class A common stock began trading publicly on The Nasdaq National Market on June 18, 1999 and is traded under the symbol "MAIL." The following table sets forth the range of high and low sales prices reported on The Nasdaq National Market for Mail.com Class A common stock for the periods indicated.

                                                              HIGH       LOW
                                                            --------   --------
1999
Second Quarter (from June 18, 1999).......................  $21.375    $ 7.750
Third Quarter.............................................   26.750     12.000
Fourth Quarter............................................   29.000     13.000

2000
First Quarter (through           , 2000)..................  $          $

NETMOVES

    NetMoves common stock began trading publicly on The Nasdaq National Market on October 11, 1996 under the symbol "FAXX" and is currently traded under the symbol "NTMV." The following table sets forth the range of high and low sales prices reported on The Nasdaq National Market for NetMoves common stock for the periods indicated.

                                                               HIGH       LOW
                                                             --------   --------
1996
Fourth Quarter (from October 11, 1996).....................  $ 8.500     $5.000
1997
First Quarter..............................................  $ 7.500     $4.000
Second Quarter.............................................    5.250      1.250
Third Quarter..............................................    1.750      1.000
Fourth Quarter.............................................    3.000      1.000

1998
First Quarter..............................................  $ 4.000     $2.375
Second Quarter.............................................    5.063      2.563
Third Quarter..............................................    8.313      2.375
Fourth Quarter.............................................   11.000      3.000

1999
First Quarter..............................................  $12.000     $5.625
Second Quarter.............................................   12.000      4.563
Third Quarter..............................................    7.500      3.938
Fourth Quarter.............................................    7.688      2.750

2000
First Quarter (through           , 2000)...................  $           $

RECENT CLOSING PRICES

    The following table sets forth the closing sales prices per share of Mail.com Class A common stock and NetMoves common stock on The Nasdaq National Market on (1) December 10, 1999, the last full trading date prior to the public
announcement of the merger, and (2)           , 2000, the latest practicable
trading day before the printing of this proxy statement/prospectus. The equivalent NetMoves per share price as of any given date, including the dates indicated, is determined by multiplying the price of one share of Mail.com Class A common stock as of such date by 0.385336, the exchange ratio set forth in the merger agreement, and represents what the market value of one share of NetMoves common stock would have been if the merger had been consummated on or prior to such day.

                                          MAIL.COM                      EQUIVALENT
                                          CLASS A        NETMOVES        NETMOVES
                                        COMMON STOCK   COMMON STOCK   PER SHARE PRICE
                                        ------------   ------------   ---------------
December 10, 1999.....................     $25.625        $5.500           $9.874
          , 2000......................     $              $                $

    Because the market price of Mail.com Class A common stock is subject to fluctuation, the market value of the shares of Mail.com Class A common stock that holders of NetMoves common stock will be entitled to receive pursuant to the merger may increase or decrease prior to and following the merger. The exchange ratio is fixed and will not be adjusted to compensate NetMoves' stockholders for decreases in the market price of Mail.com Class A common stock which could occur prior to the merger becoming effective. WE URGE STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR MAIL.COM CLASS A COMMON STOCK AND NETMOVES COMMON STOCK. WE CANNOT ASSURE YOU AS TO THE FUTURE PRICES OR MARKETS FOR MAIL.COM CLASS A COMMON STOCK OR NETMOVES COMMON STOCK.

                                    MAIL.COM
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial data of Mail.com should be read in conjunction with Mail.com's consolidated financial statements and related notes thereto and "Mail.com Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this proxy statement/prospectus. Mail.com's financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect only immaterial transactions. These activities have been included in the 1996 financial statements to facilitate presentation. The consolidated statement of operations data for each of the years in the three-year period ended
December 31, 1998, and the consolidated balance sheet data at December 31, 1997 and 1998, are derived from the consolidated financial statements of Mail.com which have been audited by KPMG LLP, independent accountants, and are included elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for the nine months ended September 30, 1998 and 1999, and the consolidated balance sheet data at September 30, 1999 are derived from the unaudited consolidated financial statements of Mail.com included elsewhere in this proxy statement/prospectus. In the opinion of Mail.com's management, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial data for such periods. Historical results are not necessarily indicative of the results to be expected in the future.

              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                  NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                        ------------------------------------   -----------------------
                                                           1996         1997         1998         1998         1999
                                                        ----------   ----------   ----------   ----------   ----------
                                                                                                     (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $       19   $      173   $    1,495   $      492   $    6,593

Operating expenses
  Cost of revenues....................................         187        1,082        2,891        1,745        7,720
  Sales and marketing.................................          65          930        6,680        2,140       17,083
  General and administrative..........................         222          862        3,482        1,730        7,207
  Product development.................................          94          296        1,573          986        4,643
  Amortization of goodwill and intangible assets......          --           --           --           --          725
  Write-off of acquired in-process technology.........          --           --           --           --          900
                                                        ----------   ----------   ----------   ----------   ----------
    Total operating expenses..........................         568        3,170       14,626        6,601       38,278
                                                        ----------   ----------   ----------   ----------   ----------
    Loss from operations..............................        (549)      (2,997)     (13,131)      (6,109)     (31,685)
                                                        ----------   ----------   ----------   ----------   ----------

Other income (expense)
  Gain on sale of investment..........................          --           --          438          438           --
  Interest income.....................................           7           36          277          141        1,098
  Interest expense....................................          (2)         (35)        (109)         (57)        (355)
                                                        ----------   ----------   ----------   ----------   ----------
    Total other income (expense), net.................           5            1          606          522          743
                                                        ----------   ----------   ----------   ----------   ----------
Net loss..............................................        (544)      (2,996)     (12,525)      (5,587)     (30,942)
Cumulative dividends on settlement of contingent
  obligations to preferred stockholders...............          --           --           --           --       14,556
                                                        ----------   ----------   ----------   ----------   ----------

Net loss attributable to common stockholders..........  $     (544)  $   (2,996)  $  (12,525)  $   (5,587)  $  (45,498)
                                                        ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss per common share...........  $    (0.04)  $    (0.21)  $    (0.86)  $    (0.39)  $    (1.69)
                                                        ==========   ==========   ==========   ==========   ==========
Weighted-average basic and diluted shares
  outstanding.........................................  13,725,278   14,097,500   14,607,915   14,229,114   26,891,270
                                                        ==========   ==========   ==========   ==========   ==========

                                                                    AS OF DECEMBER 31,               AS OF
                                                              ------------------------------     SEPTEMBER 30,
                                                                1996       1997       1998            1999
                                                              --------   --------   --------   ------------------
                                                                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $128      $  910    $ 8,414         $ 53,469
Working capital (deficiency)................................      38        (190)     5,076           34,773
Total assets................................................     666       2,646     20,344          133,767
Domain asset purchase obligations, less current portion.....      --         150        217              184
Deferred revenue, current and long-term portion.............       6         329      1,905            1,867
Capital lease obligations, less current portion.............     146         569      1,437            9,094
Redeemable convertible preferred stock......................      --          --     13,048               --
Total stockholders' equity (deficit)........................     370         567       (333)         101,150

                                    NETMOVES
                       SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data should be read in conjunction with NetMoves' financial statements and related notes thereto and "NetMoves Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this proxy statement/prospectus. The statement of operations data for each of the years in the three-year period ended December 31, 1998, and the balance sheet data at December 31, 1998 and 1997, are derived from the financial statements of NetMoves, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this proxy statement/prospectus. The selected financial data for the nine months ended September 30, 1998 and 1999 and as of September 30, 1999 have been derived from NetMoves' unaudited financial statements included elsewhere in this proxy statement/prospectus. In the opinion of NetMoves' management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results. Historical results are not necessarily indicative of the results to be expected in the future.

              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                  NINE MONTHS ENDED
                                                                                    SEPTEMBER 30,
                                                                               -----------------------
                                            1996        1997         1998         1998         1999
                                          ---------   ---------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues................................  $  15,036   $  17,418   $   21,117   $   15,507   $   17,135
Cost of service.........................      8,898      10,414       11,129        8,121        8,983
                                          ---------   ---------   ----------   ----------   ----------
Gross margin............................      6,138       7,004        9,988        7,386        8,152

Operating expenses:
  Network operations and support........      1,985       2,287        3,608        2,571        3,575
  Research and development..............      1,772       1,909        1,995        1,582        1,526
  Sales and marketing...................      6,065       5,268        6,640        4,708        5,971
  General and administrative............      2,495       3,132        3,285        2,369        3,391
  Depreciation and amortization.........      1,437       1,702        1,492        1,081        1,526
  Other.................................         --          --        1,025        1,025           --
                                          ---------   ---------   ----------   ----------   ----------
    Total operating expenses............     13,754      14,298       18,045       13,336       15,989
                                          ---------   ---------   ----------   ----------   ----------
Operating loss..........................     (7,616)     (7,294)      (8,057)      (5,950)      (7,837)
Interest (expense) income, net..........         46          79         (134)         (78)         (97)
Other income, net.......................         94          96          106           77           89
                                          ---------   ---------   ----------   ----------   ----------
Loss before income taxes................     (7,476)     (7,119)      (8,085)      (5,951)      (7,845)
Provision for income taxes..............         --          --           --           --           --
                                          ---------   ---------   ----------   ----------   ----------
Net loss................................  $  (7,476)  $  (7,119)  $   (8,085)  $   (5,951)  $   (7,845)
                                          =========   =========   ==========   ==========   ==========
Net loss per common and equivalent
  share.................................  $   (2.74)  $   (0.72)  $    (0.68)  $    (0.52)  $    (0.52)
                                          =========   =========   ==========   ==========   ==========
Weighted average common and equivalent
  shares outstanding....................  2,724,651   9,880,681   11,842,956   11,377,178   15,206,767
                                          =========   =========   ==========   ==========   ==========
Pro forma net loss per common and
  equivalent share......................  $   (0.86)  $   (0.72)  $    (0.68)  $    (0.52)  $    (0.52)
                                          =========   =========   ==========   ==========   ==========
Shares used in computing pro forma net
  loss per common and equivalent
  share.................................  8,712,054   9,880,681   11,842,956   11,377,178   15,206,767
                                          =========   =========   ==========   ==========   ==========

                                                                                            AS OF
                                                             AS OF DECEMBER 31,         SEPTEMBER 30,
                                                       ------------------------------   --------------
                                                         1996       1997       1998          1999
                                                       --------   --------   --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................  $ 7,923    $ 3,680    $ 5,260        $ 8,966
Working capital......................................    7,080      1,333      3,724          6,874
Total assets.........................................   14,448     10,496     14,488         21,088
Capital lease obligations, less current portion......      399         85         --            145
Notes payable, less current portion..................      279      1,083      1,540          1,429
Total stockholders' equity...........................    9,659      4,664      8,050         13,589

                     SELECTED UNAUDITED PRO FORMA CONDENSED
                            COMBINED FINANCIAL DATA

    In the table below, we provide you selected unaudited pro forma condensed combined financial data (a) on an actual basis; (b) in the case of the unaudited condensed combined statement of operations data for the year ended December 31, 1998 and the nine months ended September 30, 1999, on a pro forma basis, to give effect to (i) Mail.com's acquisition of The Allegro Group, Inc., ("Allegro") on August 20, 1999 as if such acquisition had been completed on January 1, 1998; and (ii) both Mail.com's acquisition of Allegro and its proposed acquisition of NetMoves as if the acquisitions had been completed on January 1, 1998. Since the acquisition of Allegro occurred on August 20, 1999, the unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 1999 reflects the approximately seven and one-half months of activity prior to the consummation of the acquisition. This acquisition was accounted for as a purchase business combination.

    The unaudited pro forma condensed combined balance sheet as of September 30, 1999 gives effect to the proposed acquisition of NetMoves as if the acquisition had occurred on that date. The unaudited pro forma condensed combined balance sheet as of September 30, 1999, as adjusted for the proposed offering, also gives effect to Mail.com's proposed offering, and the application of the net proceeds of, $100,000,000 aggregate principal amount (excluding any overallotments) of subordinated convertible notes at an assumed price of 100%. The merger is not conditioned on completion of the offering, and the offering may not close or may close on terms that vary from those currently contemplated. See "Risk Factors--Risks Related to the Business of the Combined Company--The combined company faces various risks and uncertainties in connection with Mail.com's proposed offering of convertible subordinated notes."

    The allocation of the purchase price of NetMoves is preliminary and may be subject to change depending upon the final outcome of valuations and appraisals. This selected unaudited combined financial data should be read in conjunction with the unaudited pro forma condensed combined financial statements of Mail.com and the separate historical consolidated financial statements and related notes thereto of Mail.com and NetMoves included elsewhere in this proxy statement/prospectus. See "Where You Can Find More Information" on page 150. You should not rely on the selected unaudited pro forma condensed combined financial information as an indication of the results of operations or financial position that would have been achieved if the transaction with NetMoves or Allegro had taken place earlier or of the results of operations or financial position of Mail.com after the completion of these transactions.

    If Mail.com is unable to write-off any of the in-process technology and, accordingly, the dollar amount of the purchase price allocated to in-process technology was determined to be zero, the effect would result in (i) an $18.0 million increase in both goodwill and other intangible assets and stockholder's equity presented in the unaudited pro forma condensed combined balance sheet as of September 30, 1999; and (ii) a $6.0 million or $(0.27) per share and $4.5 million or $(0.13) per share increase in the net loss attributable to common stockholders and net loss per common share presented in the unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. As a result, the annual amortization of goodwill and other intangible assets would increase from $44.1 million per year to $50.1 million per year based upon an expected estimated period of benefit of three years.

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                      PRO FORMA FOR ALLEGRO AND
                                             ACTUAL                      PRO FORMA FOR ALLEGRO                 NETMOVES
                             --------------------------------------   ----------------------------   ----------------------------
                                               NINE MONTHS ENDED                      NINE MONTHS                    NINE MONTHS
                              YEAR ENDED         SEPTEMBER 30,         YEAR ENDED        ENDED        YEAR ENDED        ENDED
                             DECEMBER 31,   -----------------------   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
                                 1998          1998         1999          1998           1999            1998           1999
                             ------------   ----------   ----------   ------------   -------------   ------------   -------------
STATEMENT OF OPERATIONS
  DATA:
Revenues...................   $    1,495    $      492   $    6,593    $    5,821      $    9,559     $   26,938      $   26,694
Operating expenses:
  Cost of revenues.........        2,891         1,745        7,720         5,209           9,324         20,226          22,244
  Sales and marketing......        6,680         2,140       17,083         7,572          17,771         14,212          23,742
  General and
    administrative.........        3,482         1,730        7,207         4,925           7,563          9,307          11,959
  Product development......        1,573           986        4,643         1,708           5,242          3,818           6,927
  Amortization of goodwill
    and intangible
    assets.................           --            --          725         6,692           5,019         50,785          38,089
  Write-off of acquired
    in-process
    technology.............           --            --          900            --             900             --             900
  Patent litigation
    settlement.............           --            --           --            --              --          1,025              --
                              ----------    ----------   ----------    ----------      ----------     ----------      ----------
      Total operating
        expenses...........       14,626         6,601       38,278        26,106          45,819         99,373         103,861
                              ----------    ----------   ----------    ----------      ----------     ----------      ----------
Loss from operations.......      (13,131)       (6,109)     (31,685)      (20,285)        (36,260)       (72,435)        (77,167)
Other income (expense):
  Gain on sale of
    investment.............          438           438           --           438              --            438              --
  Other income.............          277           141        1,098           287           1,112            516           1,201
  Interest expense.........         (109)          (57)        (355)         (147)           (382)          (404)           (479)
                              ----------    ----------   ----------    ----------      ----------     ----------      ----------
      Total other income
        (expense), net.....          606           522          743           578             730            550             722
                              ----------    ----------   ----------    ----------      ----------     ----------      ----------
Net loss...................      (12,525)       (5,587)     (30,942)      (19,707)        (35,530)       (71,885)        (76,445)
Cumulative dividends on
  settlement of contingent
  obligations to preferred
  stockholders.............           --            --       14,556            --          14,556             --          14,556
                              ----------    ----------   ----------    ----------      ----------     ----------      ----------
Net loss attributable to
  common stockholders......   $  (12,525)   $   (5,587)  $  (45,498)   $  (19,707)     $  (50,086)    $  (71,885)     $  (91,001)
                              ==========    ==========   ==========    ==========      ==========     ==========      ==========
Basic and diluted net loss
  per common share.........   $    (0.86)   $    (0.39)  $    (1.69)   $    (1.25)     $    (1.79)    $    (3.26)     $    (2.65)
                              ==========    ==========   ==========    ==========      ==========     ==========      ==========
Weighted average basic and
  diluted shares
  outstanding..............   14,607,915    14,229,114   26,891,270    15,710,888      27,994,243     22,054,792      34,338,147
                              ==========    ==========   ==========    ==========      ==========     ==========      ==========

                                                                     AS OF SEPTEMBER 30, 1999
                                                              --------------------------------------
                                                                                         PRO FORMA
                                                                                       FOR NETMOVES
                                                                                        AS ADJUSTED
                                                                          PRO FORMA         FOR
                                                                             FOR         PROPOSED
                                                               ACTUAL     NETMOVES       OFFERING
                                                               ------     ---------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 53,469    $ 62,435       $158,735
Working capital.............................................    34,773      41,646        137,946
Total assets................................................   133,767     287,133        387,133
Convertible subordinated notes..............................        --          --        100,000
Domain asset purchase obligations, less current portion.....       184         184            184
Deferred revenue, current and long-term portion.............     1,867       1,867          1,867
Capital lease obligations, less current portion.............     9,094       9,239          9,239
Total stockholders' equity..................................   101,150     247,017        247,017

                  UNAUDITED COMPARATIVE PER COMMON SHARE DATA

    The following tables reflect (a) the historical net loss per share and book value per share of Class A common stock of Mail.com and the historical net loss per share and book value per share of common stock of NetMoves in comparison to the unaudited pro forma net loss and book value per share after giving effect to the proposed merger, and (b) the equivalent historical net loss and book value per share attributable to 0.385336 shares of Mail.com Class A common stock that will be received for each share of NetMoves common stock pursuant to the merger. The information presented in the following tables should be read in conjunction with the unaudited pro forma condensed combined financial statements and the historical consolidated financial statements and related notes thereto of Mail.com, and the historical financial statements and related notes thereto of NetMoves which are included elsewhere in this proxy statement/prospectus.

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                             DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                             ------------------   -------------------
HISTORICAL MAIL.COM
Net loss per common share (basic and diluted)..............        $(0.86)                $(1.69)
Book value per common share(1).............................         (0.02)                  2.28

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                             DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                             ------------------   -------------------
HISTORICAL NETMOVES
Net loss per common share (basic and diluted)..............         (0.68)                $(0.52)
Book value per common share(1).............................        $ 0.58                 $ 0.83

MAIL.COM AND NETMOVES                                            YEAR ENDED        NINE MONTHS ENDED
PRO FORMA COMBINED PER SHARE DATA                            DECEMBER 31, 1998    SEPTEMBER 30, 1999
---------------------------------                            ------------------   -------------------
Net loss per Mail.com share (basic and diluted)............        $(3.26)                $(2.65)
Net loss per equivalent NetMoves share (basic and
  diluted)(3)..............................................         (1.26)                 (1.02)
Book value per Mail.com share(2)...........................                                 7.19
Book value per equivalent NetMoves share(2)(3).............                                 2.77

------------------------

(1) The historical book value per share amounts are computed by dividing Mail.com's and NetMoves' stockholders' equity (deficit), respectively, by their actual common shares outstanding as of December 31, 1998 and September 30, 1999.

(2) The pro forma combined book value per share amounts are computed by dividing pro forma stockholders' equity by the pro forma number of common shares of Mail.com outstanding as of September 30, 1999, assuming the merger had occurred as of that date.

(3) The equivalent pro forma combined book value per NetMoves share amounts are calculated by multiplying the pro forma combined book value per Mail.com share by the exchange ratio of 0.385336 shares of Mail.com common stock for each share of NetMoves common stock.

    The following table sets forth the closing sales prices per share of Mail.com Class A common stock on The Nasdaq National Market and the closing sales prices per share of NetMoves common stock on The Nasdaq National Market on
(1) December 10, 1999, the last full trading date prior to the public
announcement of the merger, and (2)           , 2000, the latest practicable
trading day before the printing of this proxy statement/prospectus. The equivalent NetMoves per share price as of any given date, including the dates indicated, is determined by multiplying the price of one share of Mail.com
Class A common stock as of such date by 0.385336, the exchange ratio set forth in the merger agreement, and represents what the market value of one share of NetMoves common stock would have been if the merger had been consummated on or prior to such day.

                                                    MAIL.COM CLASS A          NETMOVES
     EQUIVALENT NETMOVES PER SHARE PRICE              COMMON STOCK          COMMON STOCK
---------------------------------------------       -----------------       ------------
December 10, 1999..................   $9.874             $25.625               $5.500
          , 2000...................   $                  $                     $

    No assurance can be given as to the market prices of Mail.com Class A common stock or NetMoves common stock at any time before the closing of the merger or as to the market price of Mail.com Class A common stock at any time thereafter. The exchange ratio is fixed and will not be adjusted to reflect increases or decreases in the market price of Mail.com Class A common stock that could occur before the merger becomes effective. If the market price of Mail.com Class A common stock decreases or increases prior to the effective time of the merger, the market value of the Mail.com Class A common stock to be received pursuant to the merger in exchange for NetMoves common stock will correspondingly decrease or increase. STOCKHOLDERS OF NETMOVES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS OF NETMOVES COMMON STOCK AND MAIL.COM CLASS A COMMON STOCK.

                                  RISK FACTORS

    BY VOTING IN FAVOR OF THE MERGER AGREEMENT, NETMOVES' STOCKHOLDERS WILL BE CHOOSING TO INVEST IN MAIL.COM CLASS A COMMON STOCK. AN INVESTMENT IN MAIL.COM CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO VOTE FOR THE MERGER AGREEMENT.

                          RISKS RELATED TO THE MERGER

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT NETMOVES' STOCK PRICE AND OPERATING RESULTS.

    If the merger is not completed for any reason, NetMoves may be subject to a number of material risks, including the following:

    - the price of NetMoves common stock may decline to the extent that the current market price of NetMoves common stock reflects a market assumption that the merger will be completed;

    - costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed; and

    - in certain circumstances, NetMoves may be required to pay Mail.com a termination fee of $7.0 million and/or reimburse Mail.com for expenses.

    If the merger is terminated and NetMoves' board of directors determines to seek another merger or business combination, there can be no assurance that NetMoves will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, NetMoves is prohibited from soliciting, initiating or encouraging or inducing any acquisition proposal other than the merger, or from entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Mail.com. As a result of this prohibition, NetMoves may lose an opportunity for a transaction with another potential partner at a favorable price.

REGARDLESS OF INCREASES IN MARKET VALUE OF NETMOVES COMMON STOCK OR DECREASES IN MARKET VALUE OF MAIL.COM CLASS A COMMON STOCK, NETMOVES STOCKHOLDERS WILL BE ENTITLED TO RECEIVE 0.385336 SHARES OF MAIL.COM CLASS A COMMON STOCK FOR EACH OF THEIR SHARES OF NETMOVES COMMON STOCK.

    In the merger, each share of NetMoves common stock will be converted into the right to receive 0.385336 shares of Mail.com Class A common stock. There will be no adjustment for changes in the market price of either NetMoves common stock or Mail.com Class A common stock. In addition, neither NetMoves nor Mail.com may terminate the merger agreement or "walk away" from the merger and NetMoves may not resolicit the vote of its stockholders solely because of changes in the market price of Mail.com Class A common stock or NetMoves common stock. Accordingly, the specific dollar value of Mail.com Class A common stock that you will be entitled to receive upon the merger's completion will depend on the market value of Mail.com Class A common stock when the merger is completed and may decrease from the date you submit your proxy. This value may decrease compared to the market value of NetMoves common stock based on decreases in the value of Mail.com Class A common stock, increases in the value of NetMoves common stock or both. The price of Mail.com Class A common stock and NetMoves common stock each are by nature subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility. We urge you to obtain recent market quotations for Mail.com Class A common stock and NetMoves common stock. We cannot predict or give any assurances as to the market price of Mail.com Class A common stock or NetMoves common stock at any time before or after the completion of the merger.

FAILURE TO EFFECTIVELY INTEGRATE MAIL.COM AND NETMOVES COULD HAVE A MATERIAL ADVERSE EFFECT ON THE BUSINESS OF THE COMBINED COMPANY.

    Mail.com and NetMoves entered into the merger agreement with the expectation that the merger will result in significant benefits to NetMoves, Mail.com and the companies' stockholders. Achieving the anticipated benefits of the merger will depend in part on the integration of the two businesses in an efficient manner, and there can be no assurance that this will occur. For example, Mail.com may not be able to retain key executives and employees of NetMoves after the merger. Also, the integration of Mail.com and NetMoves will require substantial attention from management. Diversion of management's attention from ongoing operations and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, expenses and operating results of the combined company. There can be no assurance that Mail.com will realize any of the anticipated benefits of the merger.

MAIL.COM'S ESTIMATED ACCOUNTING FOR THE NETMOVES ACQUISITION IS SUBJECT TO
CHANGE.

    In recent years, the Commission has challenged companies' estimated write-offs of in-process technology and estimated amounts allocated to goodwill or intangibles and related amortization periods. Mail.com's pro forma financial statements included in this proxy statement/prospectus reflect an estimated write-off of $18.0 million of in-process technology in connection with the purchase of NetMoves. The amount of the actual write-off, however, may differ from Mail.com's pro forma estimate after Mail.com completes a more extensive evaluation of acquired in-process technology and it receives comments from the Commission in connection with any SEC review thereof. If the actual amount of the write-off is less than its pro forma estimate, Mail.com's net loss for 2000 will decrease and expenses associated with the amortization of goodwill and other intangible assets related to the purchase of NetMoves will increase. If Mail.com is unable to write-off any of the in-process technology, then the dollar amount of the purchase price allocated to in-process technology would be zero. This would result in an $18.0 million increase in goodwill and other intangible assets, and in stockholder's equity, presented in the unaudited pro forma condensed combined balance sheet as of September 30, 1999. As a result, the annual amortization of goodwill and other intangible assets would increase from $44.1 million per year to $50.1 million per year based upon an expected estimated period of benefit of three years. In addition, the unaudited pro forma condensed consolidated combined financial statements would also change. See "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page F-35. If the actual amount of the write-off is greater than its pro forma estimate, Mail.com's net loss for 2000 will increase and expenses associated with the amortization of goodwill and other intangible assets related to the purchase of NetMoves will decrease. Similarly, if the annual amount of goodwill or intangibles that is required to be amortized is otherwise required to be reduced from its pro forma estimate, Mail.com's net loss for future annual periods will decrease and, conversely, if such annual amount is otherwise required to be increased from its pro forma estimate, Mail.com's net loss for future annual periods will increase.

             RISKS RELATED TO THE BUSINESS OF THE COMBINED COMPANY

BECAUSE MAIL.COM HAS ONLY A LIMITED OPERATING HISTORY, AND IS INVOLVED IN A NEW AND UNPROVEN INDUSTRY, IT IS DIFFICULT TO EVALUATE THE BUSINESS OF THE COMBINED COMPANY.

    Mail.com has a limited operating history upon which you can evaluate the business of the combined company and its prospects. Mail.com has offered a commercial email service since November 1996 under the name iName. It changed its company name to Mail.com, Inc. in January 1999. The success of the combined company will depend first upon the development of a viable market for email advertising and fee-based email services and outsourcing, and then upon its ability to compete successfully in those markets. For the reasons discussed in more detail below, there are substantial obstacles to the combined company achieving and sustaining profitability.

MAIL.COM HAS INCURRED LOSSES SINCE INCEPTION AND EXPECTS TO INCUR SUBSTANTIAL LOSSES IN THE FUTURE, AND THE COMBINED COMPANY MAY NEVER ACHIEVE PROFITABILITY.

    Mail.com has generated only limited revenues to date. It has not achieved profitability in any period, and the combined company may not be able to achieve or sustain profitability. Mail.com incurred a net loss attributable to common stockholders of $12.5 million for the year ended December 31, 1998 and $45.5 million for the nine months ended September 30, 1999. Mail.com had an accumulated deficit of $47.0 million as of September 30, 1999. Mail.com expects the combined company to continue to incur substantial net losses and negative operating cash flow for the foreseeable future. Mail.com has begun and will continue to significantly increase the operating expenses of the combined company in anticipation of future growth. Mail.com intends to expand the combined company's sales and marketing operations, upgrade and enhance its technology, continue its international expansion, and improve and expand its management information and other internal systems. Mail.com intends that the combined company make strategic acquisitions and investments, which may result in significant amortization of goodwill and other expenses. The combined company will make these expenditures in anticipation of higher revenues, but there will be a delay in realizing higher revenues even if it is successful. If the combined company does not succeed in substantially increasing its revenues, its losses will continue indefinitely and will increase.

THE COMBINED COMPANY FACES VARIOUS RISKS AND UNCERTAINTIES IN CONNECTION WITH MAIL.COM'S PROPOSED OFFERING OF CONVERTIBLE SUBORDINATED NOTES.

    On January 6, 2000, Mail.com announced its proposed Rule 144A offering of $100.0 million (excluding any overallotments) of convertible subordinated notes. If the proposed offering is completed, the actual total amount of notes issued may be less than or greater than $100.0 million. The notes would be convertible, at the option of the holder, into shares of Mail.com's Class A common stock. Proceeds from the notes would be used to develop Mail.com's domain name properties and partially fund related acquisitions, finance international expansion, expand business outsourcing, sales and marketing activities, and fund other general corporate purposes. Holders of the notes would have resale registration rights with respect to the notes and the shares of Mail.com Class A common stock issuable upon conversion.

    THE OFFERING OF NOTES MAY NOT CLOSE OR MAY CLOSE ON TERMS THAT VARY FROM THOSE CURRENTLY CONTEMPLATED. At the time of printing of this proxy statement/prospectus, Mail.com's proposed offering had not yet priced, and Mail.com had not entered into a purchase agreement with respect to the notes with any placement agent. The merger is not conditioned on completion of the notes offering. If the offering is not completed for any reason, the combined company may be subject to a number of risks, including the risk that the combined company may be unable to raise necessary capital in the future.

    THE NOTES WOULD SIGNIFICANTLY INCREASE MAIL.COM'S LEVERAGE. The sale of the notes on the terms currently contemplated would significantly increase Mail.com's debt as a percentage of capitalization from approximately 11% to approximately 31% (or 35% if the overallotment option is exercised) as of September 30, 1999, on a pro forma as adjusted basis after giving effect to the merger. Along with the notes, Mail.com may incur additional indebtedness in the future. Mail.com's level of indebtedness, among other things, could:

    - Make it difficult for it to make payments on the notes;

    - Make it difficult for it to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

    - Limit its flexibility in planning for, or reacting to changes in, its business; and

    - Make it more vulnerable in the event of a downturn in its business.

TO GENERATE INCREASED REVENUES FROM ITS CONSUMER SERVICES, MAIL.COM WILL HAVE TO SUBSTANTIALLY INCREASE THE NUMBER OF ITS MEMBERS, WHICH WILL BE DIFFICULT TO ACCOMPLISH.

    To achieve its objective of generating advertising related revenues and subscription revenues through its consumer email services, Mail.com will have to retain its existing members and acquire a large number of new members. Mail.com relies upon strategic alliances with third party Web sites to attract the majority of its current members.

    Mail.com believes that its success will partially depend on its ability to maintain its current alliances and to enter into new ones with Web sites and Internet Service Providers or "ISPs" on acceptable terms. Mail.com believes, however, that the opportunity to form alliances with third party Web sites that are capable of producing a substantial number of new members is diminishing. Many third party Web sites that Mail.com has identified as potential sources for significant quantities of new members already offer their visitors an email service similar to Mail.com's. Mail.com cannot assure you that it will be able to enter into successful alliances with third party Web sites or ISPs on acceptable terms or at all.

MAIL.COM'S CONTRACTS WITH ITS WEB SITE AND ISP PARTNERS REQUIRE IT TO INCUR SUBSTANTIAL EXPENSES.

    In nearly all cases, Mail.com's Web site and ISP partners do not pay Mail.com to provide its services. Mail.com bears the costs of providing its services. Mail.com generates revenues by selling advertising space to advertisers who want to target its members and by selling subscription services to these members. Mail.com pays the partner a share of the revenues it generates. In addition, a number of Mail.com's contracts require it to pay significant fees or to make minimum payments to the partner without regard to the revenues Mail.com realizes. If Mail.com is unable to generate sufficient revenues at its partner sites, these fees and minimum payments can cause the partner's effective share of Mail.com's revenues to approach or exceed 100%.

MAIL.COM HAS ISSUED WARRANTS TO PURCHASE 1,000,000 SHARES OF ITS CLASS A COMMON STOCK TO AT&T CORP. AS PART OF A PROPOSED STRATEGIC RELATIONSHIP WITH IT, BUT MAIL.COM CANNOT ASSURE YOU THAT IT WILL ENTER INTO THE STRATEGIC RELATIONSHIP.

    Under a letter agreement with AT&T Corp. dated May 26, 1999, Mail.com issued warrants to purchase 1,000,000 shares of its Class A common stock at an exercise price of $11.00 per share. AT&T may exercise the warrants at any time on or before December 31, 2000 even if Mail.com does not enter into a strategic relationship with AT&T. Mail.com will incur non-cash accounting charges of approximately $4.3 million in the aggregate as a result of the issuance of these warrants. See "Mail.com Management's Discussion and Analysis of Financial Condition and Results of Operations." Under the letter agreement, AT&T and Mail.com have agreed to negotiate in good faith to establish a strategic relationship. On July 26, 1999, Mail.com entered into an interim agreement to provide its email services as part of a package of AT&T or third party branded communications services that AT&T may offer to some of its small business customers. Mail.com does not expect to generate significant revenues under the July 26 interim agreement. Since August 31, 1999, AT&T or Mail.com may terminate the May 26 letter agreement without further liability at any time prior to the execution and delivery of a definitive agreement establishing the strategic relationship. Mail.com cannot assure you that it will be able to enter into a definitive agreement to implement the proposed strategic relationship. AT&T will be entitled to retain their warrants even if Mail.com does not enter into a definitive agreement.

THE FAILURE TO RENEW MAIL.COM'S PARTNER CONTRACTS, WHICH HAVE LIMITED TERMS, CAN RESULT IN THE LOSS OF MEMBERS AND IMPAIR MAIL.COM'S CREDIBILITY.

    Mail.com's partner contracts generally have one or two year terms. A partner can decide not to renew at the end of the term for a variety of reasons, including dissatisfaction with Mail.com's service, a desire to switch to one of its outsourcing competitors, or a decision to provide email service themselves. Partners can also choose not to renew Mail.com's contract because they have entered into a merger or other strategic relationship with another company that can provide email service. This last factor is becoming increasingly common in light of the consolidation taking place among Web sites, ISPs and other Internet-related businesses. For example, NBC Multimedia announced on May 10, 1999, that it reached an agreement with XOOM to create a new Internet services company. Under the terms of the agreement, XOOM combined with Snap in the fourth quarter of 1999, which is jointly owned by CNET and NBC Multimedia. XOOM currently offers a free email service at its XOOM.com Web site. Mail.com cannot assure you that these partners will not seek to terminate their contractual relationships with it. The loss of a partner can be very disruptive for Mail.com for a number of reasons:

    MAIL.COM MAY LOSE A SUBSTANTIAL NUMBER OF MEMBERS. When members register for Mail.com's service at a partner's Web site, the default domain name members use for their email address is typically a domain name that is owned by the partner. As of November 30, 1999, Mail.com estimates that approximately 25% of its established emailboxes have email addresses at partner-owned domain names. Upon expiration, most partners can require Mail.com to relinquish existing members with addresses at partner-owned domain names. Even those members who have selected addresses using Mail.com domain names may find it more convenient to switch to whatever replacement email service may be available at the partner's site. The loss of members due to expiration or non-renewal of partner contracts may materially reduce Mail.com's revenues. Moreover, as of December 31, 1999, Mail.com estimates that approximately 18% of its emailboxes established are at the eMail.com domain. If CNET and Snap exercise their rights to terminate their agreement, which includes the right to terminate for convenience after May 13, 2001, Mail.com would be obligated to transfer the email.com domain name and related member information to them. If CNET and Snap terminate for convenience, they would be obligated to pay Mail.com the greater of $5.0 million or 120% of the fair market value of the email.com user data based on the projected economic benefit of the users and either return to Mail.com the shares that it issued to them for the establishment of emailboxes or pay Mail.com the then fair market value of these shares. If CNET and Snap terminate for other reasons, the amount of compensation they must pay to Mail.com varies depending on the reason for termination. NBC Multimedia may elect to exercise similar rights relating to email.com emailboxes established through their sites under Mail.com's agreement with them.

    LOSING RELATIONSHIPS WITH PROMINENT PARTNERS CAN IMPAIR MAIL.COM'S CREDIBILITY WITH ADVERTISERS AND OTHER PARTNERS. Mail.com believes that partnerships with Web sites that have prominent brand names help give it credibility with other partners and with advertisers. The loss of Mail.com's better-known Web site partners could damage Mail.com's reputation and adversely affect the advertising, direct marketing, e-commerce and subscription rates it charges.

SEVERAL OF MAIL.COM'S MOST SIGNIFICANT PARTNER CONTRACTS HAVE EXPIRED WHICH COULD RESULT IN REDUCED ADVERTISING AND SUBSCRIPTION REVENUES.

    Any loss of members or decline in the number of page views arising out of the expiration or termination of partner contracts could reduce Mail.com's advertising and subscription revenues.

    Two of Mail.com's most important Web site partnerships have been with Lycos and AltaVista, which collectively have accounted for approximately 19% of the emailboxes established through September 30, 1999, and for approximately 16% of the total page views delivered in September 1999. Mail.com's agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired Who Where, a competitor that provides personal homepage and Webmail services. Mail.com's contract with AltaVista expired on September 30, 1999. While Mail.com owns the right to serve the majority of the affected members after the expiration of these contracts, it cannot be sure that these members will continue to use its service as actively as they have in the past, if at all. Because these contracts have expired, Mail.com cannot sign up new members at either of these Web sites.

BECAUSE MAIL.COM IS DEPENDENT ON A SMALL NUMBER OF PARTNER SITES FOR A SUBSTANTIAL PERCENTAGE OF ITS ANTICIPATED NEW MEMBERS, A DISRUPTION IN ITS RELATIONSHIP WITH ANY OF THESE PARTNERS OR A DECREASE IN TRAFFIC AT ANY OF THESE SITES COULD REDUCE ITS ADVERTISING RELATED REVENUES AND SUBSCRIPTION REVENUES.

    Most of Mail.com's partner sites, including most of those with well-known brand names, do not generate significant numbers of new emailboxes. The following four partners accounted for 36.5% of Mail.com's new emailboxes established in November 1999:

                                                                       DATE THAT
                                                 PERCENTAGE OF        MAIL.COM'S
                                               NEW EMAILBOXES IN   CONTRACT WITH THE
PARTNER                                          NOVEMBER 1999      PARTNER EXPIRES
-------                                        -----------------   -----------------
iWon.........................................        12.8%            June 2000
Snap.........................................        10.8                 *
Prodigy......................................         7.5           February 2001
CNET.........................................         5.4                 *

------------------------

* CNET and Snap may terminate their contracts for convenience after May 13, 2001.

    Mail.com's contract with Prodigy is automatically renewable for successive one-year terms unless either party elects to terminate at least sixty days before the start of a new term. If any of the Web sites operated by these parties were to experience lower than anticipated traffic, or if Mail.com's relationships with any of these parties were disrupted for any reason, its revenues could decrease and the growth of its business would be impeded. Lower than anticipated traffic could result in decreased advertising related revenues because those revenues are in part dependent on the number of members and the level of member usage.

MAIL.COM HAS ONLY LIMITED INFORMATION ABOUT ITS MEMBERS AND THEIR USAGE, WHICH MAY LIMIT MAIL.COM'S POTENTIAL REVENUES.

    Mail.com's ability to generate revenue from advertising related sales is directly related to its members' activity levels and the quality of its demographic data. To be successful, Mail.com will have to increase members' usage of its service. Mail.com is subject to several constraints that will limit its ability to maximize the value of its member base:

    MAIL.COM BELIEVES THAT MOST OF ITS MEMBERS DO NOT USE THEIR EMAILBOXES REGULARLY, AND MANY DO NOT USE THEM AT ALL. Mail.com does not have the computer systems necessary to regularly monitor emailbox usage by its members. Mail.com has information for selected Web sites for the month of November 1999 which excludes ISP members, email.com members, members who automatically forward their email from their emailbox provided by Mail.com to another emailbox and members that subscribe for its upgrade "POP3" access. In November 1999, no more than 30% of emailboxes in the sample were accessed by Mail.com's members. Moreover, up to 20% of those email boxes that were accessed were first established during that period. Mail.com expects its proportion of active members to decrease as its total number of established emailboxes increases. On an ongoing basis, Mail.com believes that a significant number of members will cease using its service each month. Mail.com cannot assure you that it will be able to add enough new members to compensate for this anticipated loss of usage.

    MAIL.COM HAS ONLY A LIMITED ABILITY TO GENERATE ADVERTISING REVENUES FROM FORWARDING AND POP3 ACCOUNTS, WHICH REPRESENT A SIGNIFICANT PERCENTAGE OF ITS EMAILBOXES. Members who choose Mail.com's forwarding service or subscribe to its POP3 service do not need to come to its partners' or its Web sites to access their email. Therefore, Mail.com does not deliver Web-based advertisements to these members. Forwarding and POP3 accounts represented approximately 36% of Mail.com's total emailboxes as of November 30, 1999, and 16% of the emailboxes that were established during November 1999. If a disproportionate percentage

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of members choose either of these options, it will adversely affect Mail.com's ability to generate advertising related revenues.

    MAIL.COM'S DATABASE CONTAINS INACCURACIES THAT COULD REDUCE THE VALUE OF ITS INFORMATION. Although Mail.com attempts to collect basic demographic information about members at the time they establish their accounts, it does not verify the accuracy of this information. Moreover, even if the information is correct when Mail.com receives it, members may move, change jobs or die without its knowledge. As a result, Mail.com's database contains inaccuracies that could make Mail.com's information less appealing to advertisers.

    MAIL.COM DOES NOT KNOW HOW MANY MEMBERS HAVE ESTABLISHED MULTIPLE EMAILBOXES. Because Mail.com does not charge for its basic service, individuals can easily establish multiple emailboxes. This makes it impossible for Mail.com to determine the number of separate individuals registering for its service, which may reduce the advertising rates it can command.

WEBMAIL, USE OF THE INTERNET AS A MEDIUM FOR FAX TRANSMISSIONS, EMAIL ADVERTISING AND EMAIL OUTSOURCING MAY NOT PROVE TO BE VIABLE BUSINESSES.

    The combined company operates in an industry that is only beginning to develop. Its success will require the widespread acceptance by consumers of Webmail and of fax transmissions over the Internet. The combined company is also dependent on the development of viable markets for email advertising and the outsourcing of email services to businesses and other organizations. For a number of reasons, each of these developments is somewhat speculative:

    CONSUMERS MAY NOT BE WILLING TO USE WEBMAIL IN LARGE NUMBERS, AND POTENTIAL CUSTOMERS MAY NOT ACCEPT THE INTERNET AS THE PREFERRED MEDIUM FOR TRANSMISSION OF DOCUMENTS. As Web-based messaging and document delivery services, Webmail and fax transmission over the Internet are subject to the same concerns and shortcomings as the Internet itself. Concerns about the security of information carried over the Internet and stored on central computer systems could inhibit consumer acceptance of Webmail or potential customer acceptance of faxing over the Internet. Moreover, Webmail and fax transmission over the Internet can only function as effectively as the Web itself. If traffic on the Web does not move quickly or Internet access is impeded, consumers are less likely to use Webmail or to fax documents over the Internet. Consumers may also react negatively to the relatively new concept of an advertising supported email service. Mail.com's business will suffer if public perception of its service or of Webmail in general is unfavorable. Articles and reviews published in popular publications relating to computers and the Internet have a great deal of impact on public opinion within the combined company's markets, and an article or review unfavorable to Webmail or Internet faxing services or to the service of Mail.com or NetMoves specifically could slow or prevent broad market acceptance. Similarly, if employers in large numbers implement policies or software designed to restrict access to Webmail, Webmail is much less likely to gain popular acceptance.

    THERE ARE EVEN GREATER UNCERTAINTIES ABOUT MAIL.COM'S ABILITY TO MARKET PREMIUM WEBMAIL SERVICES SUCCESSFULLY. Consumers have generally been very reluctant to pay for services provided over the Internet. In August 1999, Mail.com discontinued charging its members for virtually all of its premium domain names. Moreover, if Mail.com's competitors choose to provide POP3 access, greater storage capacity or other services without charge or as part of a bundled offering, it may be forced to do the same.

    THERE ARE SIGNIFICANT OBSTACLES TO THE DEVELOPMENT OF A SIZABLE MARKET FOR EMAIL OUTSOURCING. Outsourcing is one of the principal methods by which the combined company will attempt to reach the size Mail.com believes is necessary to be successful. Security and the reliability of the Internet, however, are likely to be of concern to Web sites, ISPs, schools, businesses and organizations deciding whether to outsource their email or to continue to provide it themselves. These concerns are likely to be particularly strong at larger businesses, which are better able to afford the costs of maintaining their own systems.

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
Mail.com has begun to provide a range of email services, and NetMoves its Internet fax transmission services, to businesses and organizations. Mail.com currently generates revenues in the business market primarily from email service fees related to Mail.com's email system connection services and email monitoring. There can be no assurance that the combined company will be able to expand its business customer base, attract additional customers in other segments or acquire a sufficient base of customers for whom it would provide hosting services. In addition, the sales cycle for hosting services is lengthy and could delay the generation of revenues in the business email services market. Furthermore, the combined company may not be able to generate significant additional revenues by providing email services and Internet fax transmission services to businesses. Standards for pricing in the business email services market are not yet well defined and some businesses, schools and other organizations may not be willing to pay the fees the combined company will charge. Mail.com cannot assure you that the fees the combined company intends to charge will be sufficient to offset the related costs of providing these services.

    THE MARKET FOR EMAIL ADVERTISING IS ONLY BEGINNING TO DEVELOP AND THE EFFECTIVENESS OF THIS FORM OF ADVERTISING IS UNPROVEN. Even if Webmail proves to be popular, Mail.com will still need large numbers of advertisers to purchase space on its Webmail service. Mail.com currently does not sell advertisements in connection with its business email services.

    BECAUSE MAIL.COM, AND ITS COMPETITORS, HAVE ONLY RECENTLY BEGUN TO OFFER EMAIL ADVERTISING, ITS POTENTIAL ADVERTISING CUSTOMERS HAVE LITTLE OR NO EXPERIENCE WITH THIS MEDIUM. Mail.com does not yet have enough experience to demonstrate the effectiveness of this form of advertising. As a result, those customers willing to try email advertising are likely to allocate only a limited portion of their advertising budgets. If early customers do not find email advertising to be effective for promoting their products and services, the market for Mail.com's products will be unlikely to develop. Prices for banner advertisements on the Internet may fall, in part because of diminishing "click" or response rates. Advertisers may also request fewer "cost per thousand advertisements" pricing arrangements and more "cost per click" pricing, which could effectively lower advertising rates.

    THERE ARE CURRENTLY NO STANDARDS FOR MEASURING THE EFFECTIVENESS OF WEBMAIL ADVERTISING. Standard measurements may need to be developed to support and promote Webmail advertising as a significant advertising medium. Mail.com's advertising customers may refuse to accept Mail.com's own measurements or third-party measurements of advertisement delivery, which would adversely affect Mail.com's ability to generate advertising related revenues.

    FILTERING SOFTWARE COULD PREVENT MAIL.COM FROM DELIVERING
ADVERTISING. Inexpensive software programs are available which limit or prevent the delivery of advertising to a user's computer. The widespread adoption of this software would seriously threaten the commercial viability of email advertising and Mail.com's ability to generate advertising revenues.

THERE ARE SIGNIFICANT OBSTACLES TO MAIL.COM'S ABILITY TO INCREASE ADVERTISING REVENUES.

    Mail.com's success will largely depend on its ability to substantially increase its advertising related revenues, which Mail.com currently generates only in connection with its consumer services. Several factors will make it very difficult for Mail.com to achieve this objective:

    A LIMITED NUMBER OF ADVERTISERS ACCOUNT FOR A HIGH PERCENTAGE OF MAIL.COM'S REVENUES, ITS CONTRACTS WITH ITS ADVERTISERS TYPICALLY HAVE TERMS OF ONLY ONE OR TWO MONTHS, AND MAIL.COM MAY BE UNABLE TO RENEW THESE CONTRACTS. Mail.com is dependent on a limited number of advertisers to derive a substantial portion of its revenues. For the nine-month periods ended September 30, 1999 and 1998, approximately 7% and 12%, respectively, of Mail.com's total revenues were attributable to N2K/Music Boulevard, which recently merged with CDnow, Inc. and is not presently one of its advertisers. For the nine-month periods ended September 30, 1999 and 1998, revenues from Mail.com's five largest advertisers accounted for an aggregate of 36% and 35%, respectively, of its revenues. Mail.com's future success will depend upon its ability to retain these advertisers, to generate significant revenues from new advertisers and to reduce its reliance on any single advertiser. Mail.com's existing contracts with advertisers generally have terms of only one or two months and it may be unable to renew them. The loss of one of Mail.com's major advertisers or its inability to attract new advertisers would cause Mail.com's revenues to decline.

    MAIL.COM MAY NOT BE ABLE TO SELL AS MUCH ADVERTISING ON A "COST PER THOUSAND" BASIS OR TO CHARGE AS MUCH UNDER THIS TYPE OF ARRANGEMENT AS IT HAS IN THE PAST. To date, Mail.com has generated a significant portion of its advertising revenues on a "cost per thousand" basis. These agreements require the advertiser to pay Mail.com a fixed fee for every 1,000 advertisements that Mail.com delivers to its members. Mail.com believes that this type of agreement is the most effective for it, but Mail.com may not be able to charge as much for these agreements, or to continue to sell as much advertising on this basis, in the future.

    MAIL.COM FACES GREATER RISKS WHEN SELLING ADVERTISING ON A "COST PER ACTION" BASIS. The two types of "cost per action" contracts are "cost per click" and "cost per conversion." In cost per click contracts, an advertiser agrees to pay Mail.com a fee for each occasion on which a member "clicks" on the advertisement. Cost per conversion contracts provide that Mail.com receives a fee only when a member both "clicks" on the advertisement and proceeds to purchase an item, order a catalog or take some other step specified by the advertiser. In general, these arrangements do not yield as much revenue for Mail.com for each advertisement that it delivers to its members. Moreover, cost per conversion contracts present additional risks for Mail.com because it has no control over the advertiser's ability to convert a "click" into a sale or other action. Mail.com also must rely on the advertiser to report to it the number of conversions. These reports may not be accurate, and they may not be timely, both of which can adversely affect Mail.com's revenues. Notwithstanding these risks, Mail.com may have to sell more of its advertising on a cost per click or cost per conversion basis in the future.

THE COMBINED COMPANY MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS, WHICH WOULD CAUSE ITS STOCK PRICE TO DECLINE.

    Although Mail.com intends to steadily increase the combined company's spending and investment to support its planned growth, its revenues (and some of its costs) will be much less predictable. This is likely to result in significant fluctuations in the combined company's quarterly results, and to limit the value of quarter-to-quarter comparisons. Because of Mail.com's limited operating history and the emerging nature of the combined company's industry, Mail.com anticipates that securities analysts will have difficulty in accurately forecasting the combined company's results. It is likely that the combined company operating results in some quarters will be below market expectations. In this event, the price of Mail.com's Class A common stock is likely to decline.

    The following are among the factors that could cause significant fluctuations in the combined company's operating results:

    - incurrence of a non-cash accounting charge of the remaining unamortized portion of the approximately $4.3 million originally capitalized from the issuance of warrants to AT&T if Mail.com does not enter into a definitive agreement with AT&T Mail.com would incur this charge in the fiscal quarter in which both parties have ceased negotiations;

    - incurrence of other cash and non-cash accounting charges resulting from acquisitions, including charges resulting from acquisitions of Allegro, TCOM and, if consummated, NetMoves;

    - delay or cancellation of even a small number of advertising contracts;

    - expiration or termination of partnerships with Web sites or ISPs, which can result from mergers or other strategic combinations as Internet businesses continue to consolidate;

    - system outages, delays in obtaining new equipment or problems with planned upgrades;

    - disruption or impairment of the Internet;

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
    - introduction of new or enhanced services by the combined company or its competitors;

    - changes in the combined company's pricing policies or that of its competitors;

    - seasonality in the demand for advertising, or changes in Mail.com's own advertising rates or advertising rates in general, both on and off the Internet;

    - changes in governmental regulation of the Internet and email in particular; and

    - general economic and market conditions, and particularly those affecting email advertising.

SEVERAL OF MAIL.COM'S AND NETMOVES' COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES, LONGER OPERATING HISTORIES, LARGER CUSTOMER BASES AND BROADER PRODUCT OFFERINGS.

    The businesses of Mail.com and NetMoves are, and each company believes will continue to be, intensely competitive.

    Mail.com's competitors with respect to email services include such large and established companies as Microsoft, America Online, Yahoo!, Excite@Home, Disney (which owns the GO Network) and Lycos. Microsoft offers free Webmail through its Hotmail Web site, and has dominant market share with over 40 million emailboxes according to Microsoft. Mail.com also competes for partners with email service providers such as USA.NET, Inc., Critical Path, Inc. and CommTouch
Software, Ltd. In offering email services to businesses, schools and other organizations, Mail.com expects to compete with MCI Mail, USA.NET and Critical Path. In addition, Mail.com competes for advertisers with DoubleClick, 24/7 Media, and other Internet advertising networks. Mail.com also competes for advertisers with other Internet publishers as well as traditional media such as television, radio, print and outdoor advertising.

    Some of Mail.com's competitors provide a variety of Web-based services such as Internet access, browser software, homepage design and Web site hosting, in addition to email. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over Mail.com. In addition, some competitors who have other sources of revenue do not, or in the future may not, place advertising on their Webmail pages. Consumers may prefer a service that does not include advertisements.

    The market for fax transmission services is intensely competitive and the industry is characterized by low barriers to entry. The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as the combined company expands its service offerings, Mail.com expects to encounter increased competition in the development and delivery of these services. Further, some of the combined company's competitors may offer services at or below cost or for free for which Mail.com now charges its members. If the combined company's competitors choose to offer premium or other services at or below cost or for free, the combined company may be forced to do the same for its comparable services. If this occurs, the combined company's ability to generate revenues from its subscription services would be materially impaired. Some of the combined company's competitors may offer advertisement-free email on a subscription basis or for free, which could adversely affect the combined company's ability to attract and retain members unless it does the same. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the combined company's. The combined company may not be able to compete successfully against its competitors.

MAIL.COM'S RAPID EXPANSION IS STRAINING ITS EXISTING RESOURCES, AND IF THE COMBINED COMPANY IS NOT ABLE TO MANAGE ITS GROWTH EFFECTIVELY, ITS BUSINESS AND OPERATING RESULTS WILL SUFFER.

    Mail.com has begun aggressively expanding its operations in anticipation of an increasing number of strategic alliances and a corresponding increase in the number of members as well as development of its business customer base. The number of Mail.com employees increased from 29 on December 31, 1997 to

276 on December 31, 1999, including the 21 former employees of Allegro whom Mail.com hired in connection with its acquisition of Allegro. Mail.com has entered into agreements with additional partners and has upgraded its email services. In addition, Mail.com has developed the technology and infrastructure to begin offering a range of services in the business email services market. This expansion has placed on Mail.com, and Mail.com expects it to continue to place on the combined company, a significant strain on managerial, operational and financial resources. If the combined company cannot manage its growth effectively, its business and operating results will suffer.

IF MAIL.COM IS NOT ABLE TO IMPROVE ITS BILLING, MANAGEMENT INFORMATION AND OTHER SYSTEMS, ITS REVENUES FROM SUBSCRIPTION SERVICES WILL DECLINE AND ITS MARKETING EFFORTS WILL BE LESS EFFECTIVE.

    Mail.com needs to improve or replace its existing operational, customer service and financial systems, procedures and controls.

    THE LACK OF NECESSARY SYSTEMS TO REGULARLY MONITOR MAIL.COM'S MEMBERS' ACTIVITY LEVELS MAY REDUCE THE EFFECTIVENESS OF ITS MARKETING EFFORTS. It is difficult for Mail.com to regularly generate statistics such as the number of emailboxes that its members access, and the pages they view, on a daily, weekly and monthly basis. Data of this nature is of significant value to potential advertisers, and Mail.com's inability to provide this information reduces the effectiveness of its marketing efforts.

    MAIL.COM'S OLD SUBSCRIPTION BILLING SYSTEM WAS INADEQUATE. Until March 1999, Mail.com did not request credit card information from new premium service members at the time they registered, but sought instead to obtain billing information upon expiration of a 30-day free trial period. This proved to be unsuccessful, and consequently approximately 94% of Mail.com's premium members received subscription services for which they did not pay. Mail.com's new billing system, implemented in March 1999, has been designed to require a member to supply credit card information at the time of registration for subscription services.

IT IS DIFFICULT TO RETAIN KEY PERSONNEL AND ATTRACT ADDITIONAL QUALIFIED EMPLOYEES IN THE COMBINED COMPANY'S BUSINESS AND THE LOSS OF KEY PERSONNEL AND THE BURDEN OF ATTRACTING ADDITIONAL QUALIFIED EMPLOYEES MAY IMPEDE THE OPERATION AND GROWTH OF THE COMBINED COMPANY'S BUSINESS AND CAUSE ITS REVENUES TO DECLINE.

    The future success of the combined company depends to a significant extent on the continued service of its key technical, sales and senior management personnel, but they have no contractual obligation to remain with the combined company. In particular, the success of the combined company depends on the continued service of Gerald Gorman, Mail.com's Chairman and Chief Executive Officer, Gary Millin, Mail.com's President, Lon Otremba, Mail.com's Chief Operating Officer, Debra McClister, Mail.com's Executive Vice President and Chief Financial Officer, Charles Walden, Mail.com's Executive Vice President, Technology, Aaron Fessler, President of Allegro, and Thomas F. Murawski, who is expected to become Chief Executive Officer of Mail.com's Messaging Division after completion of the merger. The loss of the services of Messrs. Gorman, Millin, Otremba, Walden, Fessler, or Murawski or of Ms. McClister, or several other key employees, would impede the operation and growth of the business of the combined company.

    To manage its existing business and handle any future growth, the combined company will have to attract, retain and motivate additional highly skilled employees. In particular, the combined company will need to hire and retain qualified salespeople if it is to meet its sales goals. The combined company will also need to hire and retain additional experienced and skilled technical personnel in order to meet the increasing technical demands of its expanding business. Competition for employees in Internet-related businesses is intense. Mail.com has in the past experienced, and expects that the combined company will continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If the combined company is unable to do so, its management may not be able to effectively manage its business, exploit opportunities and respond to competitive challenges.

THE BUSINESS OF THE COMBINED COMPANY WILL BE HEAVILY DEPENDENT ON TECHNOLOGY, INCLUDING TECHNOLOGY THAT HAS NOT YET BEEN PROVEN RELIABLE AT HIGH TRAFFIC LEVELS AND TECHNOLOGY THAT THE COMBINED COMPANY WILL NOT CONTROL.

    The performance of the computer systems of the combined company will be critical to the quality of service it is able to provide to its members and to its business customers. If the services of the combined company are unavailable or fail to perform to their satisfaction, they may cease using its service. Reduced use of the email services of the combined company will decrease its revenues by decreasing the advertising space that it has available to sell. If the Internet faxing services of the combined company are unavailable or fail to perform, the combined company is likely to lose customers and the associated fees from their Internet faxing. In addition, Mail.com's agreements with several of its partners establish minimum performance standards. If Mail.com fails to meet these standards, its partners could terminate their relationships with Mail.com and assert claims for monetary damages.

THE COMBINED COMPANY NEEDS TO UPGRADE ITS COMPUTER SYSTEMS TO ACCOMMODATE INCREASES IN EMAIL TRAFFIC AND FAX TRANSMISSIONS, BUT IT MAY NOT BE ABLE TO DO SO WHILE MAINTAINING ITS CURRENT LEVEL OF SERVICE, OR AT ALL.

    The combined company must continue to expand and adapt its computer systems as the number of members and business customers and the amount of information they wish to transmit increases and as their requirements change, and as the combined company develops its business email and Internet fax transmission services. Because Mail.com has only been providing its services for a limited time, and because its computer systems have not been tested at greater capacities, it cannot guarantee the ability of its computer systems to connect and manage a substantially larger number of members or meet the needs of business customers at high transmission speeds. If the combined company cannot provide the necessary service while maintaining expected performance, its business will suffer and its ability to generate revenues through its services will be impaired.

    The expansion and adaptation of the combined company's computer systems will require substantial financial, operational and managerial resources. The combined company may not be able to project the timing of increases in email traffic or other customer requirements accurately. In addition, the very process of upgrading the combined company's computer systems is likely to cause service disruptions. This is because the combined company will have to take various elements of the network out of service in order to install some upgrades.

MAIL.COM'S COMPUTER SYSTEMS MAY FAIL AND INTERRUPT ITS SERVICE.

    Mail.com's members have in the past experienced interruptions in their email service. Mail.com believes that these interruptions will continue to occur from time to time. These interruptions are due to hardware failures, unsolicited bulk emails that overload Mail.com's system and other computer system failures. In particular, Mail.com has experienced outages and delays in email delivery and access to its email service related to disk failures, the implementation of changes to its computer system and insufficient storage capacity. These failures have resulted and may continue to result in significant disruptions to Mail.com's service. Although Mail.com plans to install backup computers and implement procedures to reduce the impact of future malfunctions in these systems, the presence of these and other single points of failure in Mail.com's network increases the risk of service interruptions. Some aspects of Mail.com's computer systems are not redundant. These include Mail.com's member database system and its email storage system, which stores emails and other data for its members. In addition, substantially all of Mail.com's computer and communications systems are currently located in its primary data centers in Manhattan and Dayton, Ohio. Mail.com currently does not have alternate sites from which it could conduct operations in the event of a disaster. Mail.com's computer and communications hardware is vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure and similar events. Mail.com's services would be suspended for a significant period of time if either of its primary data centers was severely damaged or destroyed. Mail.com might also lose stored emails and other member files, causing significant member dissatisfaction and possibly giving rise to claims for monetary damages.

THE SERVICES OF THE COMBINED COMPANY WILL BECOME LESS DESIRABLE OR OBSOLETE IF IT IS UNABLE TO KEEP UP WITH THE RAPID CHANGES CHARACTERISTIC OF ITS BUSINESS.

    The success of the combined company will depend on its ability to enhance its existing services and to introduce new services in order to adapt to rapidly changing technologies, industry standards and customer demands. To compete successfully, the combined company will have to accurately anticipate changes in consumer and business demand and add new features to its services very rapidly. The combined company will also have to regularly upgrade its software to ensure that it remains compatible with the wide and changing variety of Web browsers and other software used by its members and business customers. For example, Mail.com's system currently cannot properly receive files sent using some third party email programs. The combined company may not be able to integrate the necessary technology into its computer systems on a timely basis or without degrading the performance of its services. Mail.com cannot be sure that, once integrated, new technology will function as expected. Delays in introducing effective new services could cause existing and potential members or business customers to forego use of the services of the combined company and to use instead those of its competitors.

THE BUSINESS OF THE COMBINED COMPANY WILL SUFFER IF IT IS UNABLE TO PROVIDE ADEQUATE SECURITY FOR ITS SERVICES, OR IF ITS SERVICES ARE IMPAIRED BY SECURITY MEASURES IMPOSED BY THIRD PARTIES.

    Security is a critical issue for any online service, and will present a number of challenges for the combined company.

    IF THE COMBINED COMPANY IS UNABLE TO MAINTAIN THE SECURITY OF ITS SERVICE, ITS REPUTATION AND ITS ABILITY TO ATTRACT AND RETAIN MEMBERS MAY SUFFER, AND IT MAY BE EXPOSED TO LIABILITY. Third parties may attempt to breach the security of the combined company or that of its members or any business customers whose email networks it may maintain or for whom it provides messaging services. If they are successful, they could obtain the combined company's members' confidential information, including its members' profiles, passwords, financial account information, credit card numbers, stored email or other personal information, or obtain information that is sensitive or confidential to a business customer or otherwise disrupt a business customer's operations. The combined company's members or any business customers may assert claims for money damages for any breach in its security and any breach could harm the combined company's reputation.

    THE COMBINED COMPANY'S COMPUTERS WILL BE VULNERABLE TO COMPUTER VIRUSES, PHYSICAL OR ELECTRONIC BREAK-INS AND SIMILAR INCURSIONS, WHICH COULD LEAD TO INTERRUPTIONS, DELAYS OR LOSS OF DATA. Mail.com expects that the combined company will expend significant capital and other resources to license or create encryption and other technologies to protect against security breaches or to alleviate problems caused by any breach. Nevertheless, these measures may prove ineffective. The combined company's failure to prevent security breaches may expose the combined company to liability and may adversely affect its ability to attract and retain members and develop its business market.

    SECURITY MEASURES TAKEN BY OTHERS MAY INTERFERE WITH THE EFFICIENT OPERATION OF THE COMBINED COMPANY'S SERVICES, WHICH MAY HARM ITS REPUTATION, ADVERSELY IMPACT ITS ABILITY TO ATTRACT AND RETAIN MEMBERS AND BUSINESS CUSTOMERS AND IMPEDE THE DELIVERY OF ADVERTISEMENTS FROM WHICH MAIL.COM GENERATES
REVENUES. "Firewalls" and similar network security software employed by many ISPs, employers and schools can interfere with the operation of Mail.com's Webmail service, including denying its members access to their email accounts.

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
Similarly, in their efforts to filter out unsolicited bulk emails, ISPs and other organizations may block email from all or some of Mail.com's members.

MAIL.COM'S DEPENDENCE ON LICENSED TECHNOLOGY EXPOSES IT TO THE RISK THAT IT MAY NOT BE ABLE TO INTEGRATE ITS TECHNOLOGY, WHICH MAY RESULT IN LESS DEVELOPMENT OF ITS OWN TECHNOLOGY AND MAY INCREASE ITS COSTS.

    Mail.com licenses a significant amount of technology from third parties, including technology related to its Web servers, email monitoring services, billing processes, database and planned Internet fax services. Mail.com anticipates that it will need to license additional technology to remain competitive. Mail.com may not be able to license these technologies on commercially reasonable terms or at all. Third-party licenses expose Mail.com to increased risks, including risks relating to the integration of new technology, the diversion of resources from the development of its own proprietary technology, and a greater need to generate revenues sufficient to offset associated license costs.

IF THE INTERNET AND OTHER THIRD-PARTY NETWORKS ON WHICH THE COMBINED COMPANY WILL DEPEND TO DELIVER ITS SERVICES BECOME INEFFECTIVE AS A MEANS OF TRANSMITTING DATA, THE BENEFITS OF ITS SERVICE MAY BE SEVERELY UNDERMINED.

    The business of the combined company will depend on the effectiveness of the Internet as a means of transmitting data. The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing and transmitting data over the Internet. Any deterioration in the performance of the Internet as a whole could undermine the benefits of the combined company's services. Therefore, the combined company's success depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. The combined company will also depend on telecommunications network suppliers such as MFS, BBN Planet, UUNET and MCI Worldcom to transmit and receive email messages and fax transmissions on behalf of its members and business customers. As many of these companies are potential competitors of the combined company, there can be no assurance that these companies will continue to handle the traffic of the combined company.

    Mail.com is also affected by service outages at its partners' Web sites. If service at a partner's site is unavailable for a period of time, Mail.com will be unable to sign up new members and generate page views and revenue at that site during the outage.

IF THE THIRD PARTY THAT MAIL.COM DEPENDS ON FOR THE ACTUAL DELIVERY OF THE ADVERTISEMENTS IT SELLS EXPERIENCES TECHNICAL DIFFICULTIES OR OTHERWISE FAILS TO PERFORM, ITS REVENUES FROM ADVERTISING MAY BE ADVERSELY AFFECTED.

    Mail.com contracts with DoubleClick, Inc. to deliver the advertisements that it sells and that appear on its Web pages and on the Web pages of its partners. If DoubleClick experiences technical difficulties or otherwise fails to perform, its revenues from advertising may be adversely affected. Furthermore, DoubleClick may not have the same priorities for technology development as Mail.com does and this may limit its ability to improve its delivery of advertising for its specific needs.

THE COMPUTER SYSTEMS OF THE COMBINED COMPANY, AND THE SYSTEMS OF OTHERS THAT THE COMBINED COMPANY WILL DEPEND ON, MAY NOT OPERATE PROPERLY BECAUSE OF THE YEAR 2000 PROBLEM.

    The combined company may still have exposure to the Year 2000 problem, both with its own systems and with systems it does not control. The Year 2000 problem could adversely affect the business and financial results of the combined company. Many currently installed computer systems and software products have been coded to accept or recognize only two digit entries to define the applicable year. These systems may erroneously recognize the year 2000 as the year 1900. This could result in major failures or malfunctions.

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    This risk is particularly significant for the business of the combined company. In addition to relying on the combined company's internal computer equipment and software, it will depend upon the continued viability of many external systems, most importantly the Internet, in order to make its services available to its members and business customers. The combined company will use the Internet to deliver all of its email services to its members and to transmit and receive their email, and will increasingly route fax transmissions over the Internet. Because no single entity or organization manages or controls the Internet, there is no way to determine how many of the devices or systems that contribute to the efficient transmission of data over the Internet may be prone to the Year 2000 risk. If the performance or the availability of the Internet as a data communications medium is compromised because of the Year 2000 problem, the ability of the combined company to deliver its services and to generate revenues would be adversely affected even if its own internal systems are fully operational.

    In addition, many of Mail.com's members are dependent upon the availability of its partners' Web sites in order to gain access to its services. Mail.com cannot be sure that Year 2000 problems will not materialize at these sites. Moreover, Mail.com's members rely on a wide variety of hardware and software, as well as numerous ISPs, in order to reach the Internet and its Web-based services. If Mail.com's members were unable to access its services because of Year 2000 problems associated with their own computers or their ISPs, Mail.com's ability to deliver its services and to generate revenues would be adversely affected.

    Any significant Year 2000 problems in Mail.com's internal systems will harm the operations of the combined company and increase its losses. Please see "Mail.com Management's Discussion and Analysis of Financial Condition and Results of Operations."

GERALD GORMAN CONTROLS MAIL.COM AND WILL BE ABLE TO PREVENT A CHANGE OF CONTROL.

    Gerald Gorman, Mail.com's Chairman and Chief Executive Officer, beneficially owned as of December 31, 1999 Class A and Class B common stock representing approximately 75.26% of the voting power of Mail.com's outstanding common stock. Each share of Class B common stock entitles the holder to 10 votes on any matter submitted to the stockholders. As a result of his share ownership, Mr. Gorman will be able to determine the outcome of all matters requiring stockholder approval, including the election of directors, amendment of Mail.com's charter and approval of significant corporate transactions. Mr. Gorman will be in a position to prevent a change in control of Mail.com even if the other stockholders were in favor of the transaction.

    Mail.com and Mr. Gorman have agreed to permit Mail.com's stockholders who formerly held its preferred stock to designate a total of three members of its board of directors.

    Mail.com's certificate of incorporation contains provisions that could deter or make more expensive a takeover of Mail.com. These provisions include the ability to issue "blank check" preferred stock without stockholder approval.

IT IS MAIL.COM'S INTENTION THAT THE COMBINED COMPANY ACQUIRE OR MAKE STRATEGIC INVESTMENTS IN OTHER BUSINESSES AND ACQUIRE OR LICENSE TECHNOLOGY AND OTHER ASSETS, AND THE COMBINED COMPANY MAY HAVE DIFFICULTY INTEGRATING THESE BUSINESSES OR GENERATING AN ACCEPTABLE RETURN FROM ACQUISITIONS.

    Mail.com recently acquired The Allegro Group, Inc., a provider of email and email related services, such as virus blocking and content screening, to businesses. Mail.com also made an investment in 3Cube, Inc., a company specializing in Internet fax technology. Following the merger, it is Mail.com's intent that the combined company continue its efforts to acquire or make strategic investments in businesses and acquire or license technology and other assets, and any of these acquisitions may be material to the combined company. Mail.com cannot assure you that acquisition or licensing opportunities will continue to be available to the combined company on terms acceptable to it or at all. Such acquisitions involve risks, including:

    - inability to raise the required capital;

    - difficulty in assimilating the acquired operations and personnel;

    - inability to retain any acquired member or customer accounts;

    - disruption of the ongoing business of the combined company;

    - inability to successfully incorporate acquired technology into the combined company's service offerings and maintain uniform standards, controls, procedures, and policies; and

    - lack of the necessary experience to enter new markets.

    The combined company may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could materially impair the combined company's operating results by diluting its stockholders' equity, causing it to incur additional debt, or requiring it to amortize acquisition expenses and acquired assets.

MAIL.COM'S GOAL OF BUILDING BRAND IDENTITY IS LIKELY TO BE DIFFICULT AND EXPENSIVE.

    Mail.com believes that a quality brand identity will be essential if the combined company is to increase membership, traffic on its sites and revenues, and develop its business services market. Mail.com does not have experience with some of the types of marketing that it is currently using. If the combined company's marketing efforts cost more than anticipated or if it cannot increase its brand awareness, its losses will increase and its ability to succeed will be seriously impeded.

THE COMBINED COMPANY'S EXPANSION INTO INTERNATIONAL MARKETS IS SUBJECT TO SIGNIFICANT RISKS AND ITS LOSSES MAY INCREASE AND ITS OPERATING RESULTS MAY SUFFER IF ITS REVENUES FROM INTERNATIONAL OPERATIONS DO NOT EXCEED THE COSTS OF THOSE OPERATIONS.

    Mail.com intends that the combined company continue to expand into international markets and that it expend significant financial and managerial resources to do so. In 1998, NetMoves derived approximately 27.9% of its total revenues from customers outside of the United States, and for the first nine months of 1999 it derived approximately 28.7% of its total revenue from customers outside of the United States. Mail.com has limited experience in international operations, and the combined company may not be able to compete effectively in international markets. If the combined company's revenues from international operations do not exceed the expense of establishing and maintaining these operations, its losses will increase and its operating results will suffer. The combined company faces significant risks inherent in conducting business internationally, such as:

    - uncertain demand in foreign markets for Webmail advertising, transmission of faxes over the Internet, direct marketing and e-commerce;

    - the inability to maintain strategic partnerships developed by NetMoves or the failure of such partners to successfully develop and sustain a market for the business of the combined company;

    - potentially high cost of localizing services;

    - difficulties and costs of staffing and managing international operations;

    - differing technology standards;

    - difficulties in collecting accounts receivable and longer collection periods;

    - economic instability and fluctuations in currency exchange rates and imposition of currency exchange controls;

    - potentially adverse tax consequences; and

    - political instability, unexpected changes in regulatory requirements and reduced protection for intellectual property rights in some countries.

IF THE COMBINED COMPANY IS UNABLE TO RAISE NECESSARY CAPITAL IN THE FUTURE, IT MAY BE UNABLE TO FUND NECESSARY EXPENDITURES.

    Mail.com anticipates that the combined company will need to raise additional capital in the future. However, it may not be able to raise on terms favorable to it, or at all, amounts necessary to fund its planned expansion, develop new or enhanced services, respond to competitive pressures, promote its brand name or acquire complementary businesses, technologies or services. Some of Mail.com's stockholders have registration rights that could interfere with the ability of the combined company to raise needed capital.

    If the combined company raises additional funds by issuing equity securities, stockholders may experience dilution of their ownership interest. Moreover, the combined company could issue preferred stock that has rights senior to those of the Class A common stock. If the combined company raises funds by issuing debt, its lenders may place limitations on its operations, including its ability to pay dividends.

THE MESSAGING DIVISION OF THE COMBINED COMPANY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, AND THE REGULATION OF EMAIL AND INTERNET USE IS EVOLVING AND MAY ADVERSELY IMPACT THE BUSINESS OF THE COMBINED COMPANY.

    The Internet fax transmission business anticipated to be carried on by the combined company is subject to regulation by the FCC and other federal, state and international communications regulatory agencies. NetMoves is licensed by the FCC as an authorized telecommunications company and is classified as a "non-dominant interexchange carrier." The FCC has the power to impose more stringent regulatory requirements on NetMoves and to change its regulatory classification. There can be no assurance that the FCC will not change NetMoves' regulatory classification or otherwise subject the combined company to more burdensome regulatory requirements.

    The nodes and FaxLauncher service of NetMoves to be acquired in the merger use encryption technology in connection with the routing of customer documents through the Internet. The export of this encryption technology is regulated by the United States government. While NetMoves is currently allowed to export this encryption technology to most countries, any change in these regulations could limit the ability of the combined company to distribute these services outside of the United States or electronically which could have a material adverse effect on the business, financial condition and results of operations on the combined company.

    There are currently few laws or regulations that specifically regulate activity on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 restricts the types of information and content transmitted over the Internet. Several telecommunications companies have petitioned the FCC to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet could adversely affect the business of the combined company.

    Moreover, the extent to which existing laws relating to issues such as property ownership, pornography, libel and personal privacy are applicable to the Internet is uncertain. The combined company could face liability for defamation, copyright, patent or trademark infringement and other claims based on the content of the email transmitted over Mail.com's system. Mail.com does not and cannot screen all the content generated and received by its members. Some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. The combined company may be subject to legal proceedings and damage claims if it is found to have violated laws relating to email content.

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
THE INTELLECTUAL PROPERTY RIGHTS OF THE COMBINED COMPANY ARE CRITICAL TO ITS SUCCESS, BUT MAY BE DIFFICULT TO PROTECT.

    Mail.com and NetMoves each regard their respective copyrights, service marks, trademarks, trade secrets, domain names and similar intellectual property as critical to their success. The combined company will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, members, strategic partners and others to protect its proprietary rights. Despite the combined company's precautions, unauthorized third parties may improperly obtain and use information that it regards as proprietary. Third parties may submit false registration data attempting to transfer key domain names to their control. The combined company's failure to pay annual registration fees for key domain names may result in the loss of these domains to third parties. Third parties have challenged Mail.com's rights to use some of its domain names, and it expects that they will continue to do so.

    The status of United States patent protection for software products is not well defined and will evolve as additional patents are granted. Neither Mail.com nor NetMoves knows if its current or future patent applications will be issued with the scope of the claims sought, if at all. Current United States law does not adequately protect Mail.com's database of member contact and demographic information. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. The combined company's means of protecting its proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

    Third parties may infringe or misappropriate the combined company's copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against the combined company. The combined company cannot be certain that its services do not infringe on issued patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to the combined company's services. Mail.com and NetMoves each have been, and the combined company may continue to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims related to the use of domain names and claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running the business of the combined company.

A SUBSTANTIAL AMOUNT OF MAIL.COM'S COMMON STOCK MAY COME ONTO THE MARKET IN THE FUTURE, WHICH COULD DEPRESS ITS STOCK PRICE.

    Sales of a substantial number of shares of Mail.com's common stock in the public market could cause the market price of its Class A common stock to decline. As of December 31, 1999, Mail.com had an aggregate of 45,218,466 shares of Class A and Class B common stock and 9,725,461 options and 1,218,899 warrants to purchase an aggregate of 10,944,360 shares of Class A common stock outstanding. 32,763,844 shares of Class A and Class B common stock are freely tradable, in some cases subject to the volume and manner of sale limitations contained in Rule 144. Approximately 12,454,622 shares of Class A common stock will become available for sale at various later dates upon the expiration of one-year holding periods or upon the expiration of any other applicable restrictions on resale. Mail.com is likely to issue large amounts of additional Class A common stock (including, if its proposed Rule 144A offering of convertible notes is completed, upon conversion of those notes), which may also be sold and which could adversely affect the price of Mail.com's stock.

    The holders of up to 16,198,618 shares of Class A common stock, excluding any of these shares that have been sold publicly pursuant to Rule 144, have the right, subject to various conditions, to require Mail.com to file registration statements covering their shares, or to include their shares in registration statements that Mail.com may file for itself or for other stockholders. In addition, if Mail.com's proposed offering of convertible notes is completed, holders of the notes would have resale registration rights with respect to the notes and the shares of Mail.com Class A common stock issuable upon conversion. By

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
exercising their registration rights and selling a large number of shares, these holders could cause the price of the Class A common stock to fall.

MAIL.COM'S STOCK PRICE HAS BEEN VOLATILE AND IT EXPECTS THAT IT WILL CONTINUE TO BE VOLATILE.

    Mail.com's stock price has been volatile since its initial public offering and Mail.com expects that it will continue to be volatile. As discussed above, Mail.com's financial results are difficult to predict and could fluctuate significantly. In addition, the market prices of securities of Internet-related companies have been highly volatile. A stock's price is often influenced by rapidly changing perceptions about the future of the Internet or the results of other Internet or technology companies, rather than specific developments relating to the issuer of that particular stock. As a result of volatility in Mail.com's stock price, a securities class action may be brought against Mail.com. Class-action litigation could result in substantial costs and divert the combined company's management's attention and resources.

THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS.

    This proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Mail.com's and NetMoves' financial condition, results of operations and business and the expected impact of the merger on Mail.com's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties discussed in this section.

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
                              THE SPECIAL MEETING

    We are furnishing this proxy statement/prospectus to you in connection with the solicitation of proxies by NetMoves' board of directors for use at the
special meeting of stockholders of NetMoves to be held on           , 2000, and
any adjournment or postponement of the meeting.

    This proxy statement/prospectus was first mailed to stockholders of NetMoves
on or about           , 2000. This proxy statement/prospectus is also being
furnished to NetMoves stockholders as a prospectus in connection with the issuance by Mail.com of shares of its Class A common stock as contemplated by the merger agreement.

DATE, TIME AND PLACE

    The special meeting will be held on                     , 2000, at
11:00 a.m., local time, at         .

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the special meeting and at any adjournment or postponement thereof, you will be asked:

    - to consider and vote upon the adoption and approval of the merger agreement; and

    - to transact such other business as may properly come before the special meeting.

    RECORD DATE

    Only stockholders of record of NetMoves common stock at the close of
business on           , 2000 are entitled to notice of and to vote at the
special meeting. As of the close of business on that record date, there were shares of NetMoves common stock outstanding and entitled to vote, held
of record by approximately    stockholders. Each NetMoves stockholder is
entitled to one vote for each share of NetMoves common stock held as of the record date.

VOTING AND REVOCATION OF PROXIES

    The board of directors of NetMoves requests that stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying postage-paid envelope or otherwise mail it to NetMoves. Brokers holding shares in "street name" may vote the shares only if the beneficial stockholder provides instructions on how to vote. Brokers will provide beneficial owners instructions on how to direct the brokers to vote the shares. All properly executed proxies that NetMoves receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no direction is indicated, the proxies will be voted FOR the approval and adoption of the merger agreement and approval of the merger. NetMoves' board of directors does not currently intend to bring any other business before the special meeting and, so far as NetMoves' board of directors knows, no other matters are to be brought before the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

    Stockholders may revoke their proxies at any time prior to the special meeting by filing with the Chief Financial Officer of NetMoves at its principal executive offices at 399 Thornall Street, Edison, New Jersey 08837, a notice of revocation or another signed proxy with a later date. You may also revoke your proxy by attending the special meeting and voting in person. Attending the special meeting, in and of itself, without voting, however, will not revoke any proxy.

VOTE REQUIRED

    The holders of a majority of the outstanding shares of NetMoves common stock must vote in favor of approval and adoption of the merger agreement. As of December 11, 1999, the directors and executive officers of NetMoves beneficially held approximately 2.0% of NetMoves' outstanding common stock and

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
options exercisable for approximately 10.8% of NetMoves' outstanding common stock. The voting agreements in the form attached as Appendix B to this proxy statement/prospectus require these directors and officers to vote their respective shares of NetMoves common stock in favor of approval and adoption of the merger agreement and against any competing proposals. See "The Merger--Interests of NetMoves' Officers and Directors in the Merger."

    Mail.com stockholders are not required to approve the merger agreement and will not vote on the merger.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

    The required quorum for the transaction of business at the special meeting is a majority of the shares of NetMoves common stock issued and outstanding on the record date. Abstentions and broker non-votes will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. However, abstentions and broker non-votes will have the same effect as votes against the merger agreement. In addition, the failure of a NetMoves' stockholder to return a proxy or vote in person will have the effect of a vote against the merger agreement and the merger. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/ prospectus without the beneficial owners' specific instructions. Accordingly, NetMoves' stockholders are urged to return the enclosed proxy card marked to indicate their vote.

SOLICITATION OF PROXIES AND EXPENSES

    NetMoves has retained the services of Innisfree M&A Incorporated to assist in the solicitation of proxies from its stockholders. The fees to be paid to Innisfree M&A Incorporated for its services by NetMoves are expected to be approximately $10,000, plus expenses. NetMoves will bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, except that Mail.com and NetMoves will share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing with the Commission of this proxy statement/ prospectus and the registration statement on Form S-4 and any amendments or supplements thereto.

    Copies of these materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, NetMoves may reimburse such persons for their costs in forwarding these materials to such beneficial owners. The original solicitation by mail may be supplemented by solicitation by telephone, telegram or other means by directors, officers or employees of NetMoves. No additional compensation will be paid to these individuals for any such services. Except as described above, NetMoves does not presently intend to solicit proxies other than by mail.

BOARD RECOMMENDATION

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO YOU AND IN YOUR BEST INTERESTS, AND HAS UNANIMOUSLY RECOMMENDED THAT YOU APPROVE AND ADOPT THE MERGER AGREEMENT. In considering the recommendation of the board of directors, you should be aware that certain NetMoves' directors and officers have interests in the merger that are different from, or in addition to, your interests. See "The Merger--Interests of NetMoves' Officers and Directors in the Merger."

    THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF NETMOVES. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

    DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. A transmittal form with instructions for the surrender of NetMoves common stock certificates will be mailed to you promptly after completion of the merger. For more information regarding the procedures for exchanging NetMoves stock certificates for Mail.com stock certificates, see "The Merger Agreement--Procedures for Exchanging Stock Certificates" on page 55 of this proxy statement/prospectus.

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
                                   THE MERGER

    THIS SECTION OF THE PROXY STATEMENT/PROSPECTUS DESCRIBES ASPECTS OF THE PROPOSED MERGER THAT WE CONSIDER IMPORTANT. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE MERGER AND THE RELATED TRANSACTIONS, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO NETMOVES' STOCKHOLDERS. STOCKHOLDERS SHOULD READ THE MERGER AGREEMENT AND THE OTHER DOCUMENTS WE REFER TO CAREFULLY AND IN THEIR ENTIRETY FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER.

BACKGROUND OF THE MERGER

    The electronic messaging industry is highly competitive. In their efforts to enhance their market position and grow their businesses in an increasingly competitive environment, Mail.com and NetMoves have continually evaluated strategic relationships of various forms with various third parties. Since its initial public offering in June 1999, Mail.com has used business combinations as a significant part of its business strategy and has actively pursued potential business combinations, corporate acquisition opportunities, strategic alliances and other strategic transactions, with the aim of obtaining and developing access to complementary products and technologies.

    Over time, representatives of NetMoves and Mail.com became familiar with each others' products through informal contacts at industry trade shows and through interaction with various industry participants. In the summer of 1999, senior executives of the two companies expressed interest in exploring the possibility of a commercial relationship between NetMoves and Mail.com, primarily in the context of a corporate partnering arrangement. Executives of the companies were interested in seeing how the business functionalities could integrate, and held a number of meetings and telephone calls in July 1999. These communications helped to provide Mail.com and NetMoves with a basic familiarity with broad industry trends as well as each other's business and management and a preliminary understanding of the potential merits of a combination.

    In late September 1999, NetMoves received a tentative proposal regarding a possible business combination. NetMoves indicated that the proposed price was inadequate but that NetMoves would be willing to discuss the possibility of a transaction offering greater value to NetMoves stockholders. NetMoves received no response to its response. NetMoves' management, based upon discussions with NetMoves' board, did not pursue this offer any further.

    Thereafter, NetMoves' management, in periodic consultation with the NetMoves board, began to explore various possible strategic alternatives to improve long-term stockholder value and to satisfy NetMoves' future growth plans. These strategic alternatives generally included, among others, various partnering transactions and joint ventures, licensing arrangements, a business combination involving NetMoves and the sale of NetMoves.

    On October 1, 1999, NetMoves entered into an engagement letter with Lehman Brothers to serve as its financial advisor and to assist NetMoves in reviewing strategic alternatives. On October 26, 1999, NetMoves' board, through a unanimous written consent, approved the terms of the engagement with Lehman Brothers. Also on October 26, 1999, NetMoves issued a press release announcing its third quarter earnings, its engagement of Lehman Brothers, and its intention to explore strategic alternatives.

    During October and November 1999, NetMoves' management, in consultation with Lehman Brothers, identified and reviewed a list of candidates that might be expected to have an interest in a strategic transaction with NetMoves. From time to time throughout October and November 1999, representatives of NetMoves' senior management and Lehman Brothers, on behalf of NetMoves, initiated exploratory contacts and informal discussions and meetings with a number of parties and received inquiries and indications of possible interest concerning possible strategic transactions from a number of other parties. As a result of this process, several parties expressed an interest in exploring a possible business combination with NetMoves.

    In mid-November 1999, representatives of Lehman Brothers had a number of telephone conversations with representatives of Mail.com to discuss, on a preliminary basis, possible strategic relationships between NetMoves and Mail.com. In connection with such preliminary discussions, Lehman Brothers provided Mail.com with certain public information relating to NetMoves.

    On November 19, 1999, representatives of each of NetMoves and Lehman Brothers met with representatives of Mail.com to further discuss possible strategic relationships between NetMoves and Mail.com, and NetMoves' representatives presented an overview of NetMoves and its products.

    On November 22, 1999, a representative of Lehman Brothers telephoned a representative of Mail.com to discuss Mail.com's proposed business combination between Mail.com and NetMoves.

    On November 23, 1999, Mail.com indicated to NetMoves that it was willing to explore a stock-for-stock acquisition of NetMoves in which NetMoves stockholders would receive Mail.com stock with a value of $9 per NetMoves share, subject to satisfactory completion of due diligence and negotiation of a mutually acceptable definitive merger agreement. At the same time, Mail.com indicated to NetMoves that it was unwilling to pursue further discussions or devote the effort required to explore a possible acquisition of NetMoves unless NetMoves agreed to an exclusive negotiation period with Mail.com and certain other provisions.

    On November 24, 1999, senior executives of NetMoves, Lehman Brothers and Brobeck Phleger & Harrison LLP, NetMoves' legal counsel ("Brobeck"), briefed the members of the NetMoves board on the status of discussions with Mail.com and other potential acquirers and merger partners and reviewed the terms of the confidentiality and exclusivity agreement proposed by Mail.com.

    On November 24, 1999, NetMoves entered into a Confidentiality Agreement with Mail.com. As part of the Confidentiality Agreement, NetMoves agreed to negotiate on an exclusive basis with Mail.com for a limited time period, through December 13, 1999, and to reimburse certain out-of-pocket expenses of Mail.com (up to a $200,000 cap) in the event that NetMoves decided not to pursue a transaction with Mail.com and NetMoves within six months thereafter consummated a business combination transaction with a third party at a higher price. Following the execution of the Confidentiality Agreement, NetMoves provided Mail.com with additional financial and operating information relating to NetMoves.

    On November 29, 1999, Winthrop, Stimson, Putnam & Roberts, Mail.com's legal counsel ("Winthrop Stimson"), circulated a draft merger agreement to NetMoves and Brobeck. In its initial draft, Mail.com requested a termination fee equal to 5% of the proposed transaction value, an option to acquire stock representing 19.9% of the outstanding common stock of NetMoves, voting agreements from NetMoves directors and officers in favor of the proposed transaction and against competing proposals, a strict "no-shop" provision and a limited "fiduciary out".

    On November 29 and 30, 1999, representatives of Mail.com met with representatives of NetMoves at the offices of Lehman Brothers and NetMoves to review additional financial, legal, product and operating information relating to NetMoves. In addition, certain members of NetMoves' management conducted a presentation regarding various aspects of NetMoves. For the next two weeks, numerous calls occurred among representatives of NetMoves, Mail.com, Donaldson, Lufkin & Jenrette ("DLJ"), financial advisor to Mail.com, and Lehman Brothers to discuss due diligence and the possible terms of a transaction.

    Also on November 30, 1999, representatives of NetMoves, Lehman Brothers and Brobeck commenced negotiations with Mail.com, its legal counsel, Winthrop Stimson, and DLJ, with respect to the terms of the initial draft of the merger agreement and other related agreements.

    On December 3, representatives of Mail.com, Lehman Brothers and DLJ met at NetMoves' offices to discuss NetMoves' business and financial performance and position and to respond to a list of questions previously submitted by Mail.com to NetMoves.

    Between December 8, 1999 and December 10, 1999, a representative of Mail.com visited certain NetMoves offices nationwide to conduct additional due diligence.

    On December 8, 1999, representatives of Mail.com and DLJ met with representatives of NetMoves and Lehman Brothers for a presentation regarding various aspects of Mail.com's business.

    On Wednesday, December 8, 1999, representatives of Brobeck conducted extensive negotiations with representatives of Winthrop Stimson and Mail.com's Delaware legal counsel, Richards, Layton & Finger, P.A. ("Richards Layton"), regarding the proposed no-shop, termination fee and related provisions of the draft merger agreement. Brobeck indicated NetMoves was unwilling to consider the stock option requested by Mail.com and objected to a number of provisions of the draft merger agreement. The initial negotiations did not result in agreement and produced little, if any, movement in the parties' positions.

    On Thursday, December 9, 1999, Brobeck and NetMoves' Delaware legal counsel, Morris Nichols Arsht & Tunnel, conducted extended negotiations with Winthrop Stimson and Richards Layton concerning Mail.com's stock option, the amount, triggers and timing of payment of the proposed termination fee, the details of the no-shop and fiduciary out, and certain details of the proposed voting agreements. After a break in the negotiations, Mail.com proposed certain modifications to these provisions.

    On Friday, December 10, 1999, NetMoves' board held a special meeting and analyzed and reviewed the strategic, financial and legal considerations concerning the proposed merger, the advisability of the merger and the fairness of the exchange ratio proposed by Mail.com, and the terms and conditions of the most recent draft of the merger agreement. During the meeting, Brobeck briefed the NetMoves board on its legal and fiduciary duties and summarized the terms of the most recent draft of the merger agreement and the remaining open issues, including the definition of a "Material Adverse Effect," timing of payment of the termination fee, conditions to closing and employment terms for the management of NetMoves. Brobeck also summarized the history of negotiations relating to, and reviewed the details and effect of, the proposed no-shop restrictions, the fiduciary out, the termination fee, and the termination provisions in the proposed merger agreement, including the ability of Mail.com to terminate and trigger payment of the termination fee and the lack of any provision allowing NetMoves to terminate the merger agreement to accept a "Superior Offer" (as defined in the merger agreement). Lehman Brothers then provided NetMoves' board with an overview of contacts and discussions held with nearly two dozen other parties in connection with Lehman Brothers' review of NetMoves' strategic alternatives. In addition, Lehman Brothers reviewed the financial terms of the transaction and the terms of comparable transactions. Following discussion, the NetMoves board determined to adjourn without action and to resume deliberations in the morning. In the interim, the NetMoves board directed Brobeck to hold further negotiations with Mail.com concerning the no-shop, termination fee and related provisions.

    Thereafter, Brobeck contacted Mail.com and Winthrop Stimson and indicated that the NetMoves board had taken no action with respect to the proposed merger and had concerns with a number of the details of the proposed merger agreement. In response, Mail.com and Winthrop Stimson contacted Brobeck to propose certain further modifications, including an extension of the time for payment of the termination fee in certain circumstances, and extension of the time for NetMoves to exercise its "fiduciary out", and to fix the dollar amount of the proposed termination fee at $7 million.

    On Saturday morning, December 11, 1999, the NetMoves board resumed its deliberations regarding the proposed merger. At the meeting, Brobeck briefed the NetMoves board on Mail.com's latest proposals concerning the proposed no-shop, termination fee and related provisions. In addition, Lehman Brothers delivered its oral opinion (subsequently confirmed in writing) that, as of December 11, 1999, the proposed exchange ratio was fair to the stockholders of NetMoves, from a financial point of view. In addition, Brobeck informed the NetMoves board of the recent material changes negotiated in the merger agreement overnight. Following the review of the final terms of the merger agreement, the NetMoves board determined that the merger agreement and the merger contemplated thereby are advisable, are fair to and in the best interests of NetMoves and NetMoves' stockholders, and approved the merger, authorized the execution and delivery of the merger agreement, and recommended that NetMoves' stockholders approve and adopt the merger agreement and the merger.

    On December 11, 1999, NetMoves was informed by Mail.com that Mail.com's board of directors had approved the merger. After the meeting of the NetMoves board on December 11, 1999, NetMoves and Mail.com executed and delivered the merger agreement and certain related agreements.

REASONS FOR THE MERGER

MAIL.COM'S REASONS FOR THE MERGER

    Mail.com's board of directors has determined that the terms of the merger are fair to, and in the bests interests of, Mail.com and its stockholders. Accordingly, Mail.com's board of directors has approved the merger agreement and the consummation of the merger. In reaching its decision, Mail.com's board of directors identified several potential benefits to the merger, including the following:

    - INCREASING MAIL.COM'S PRESENCE IN THE BUSINESS SERVICES MARKET. As of the time of deliberation, Mail.com offered its email services to approximately 1,400 business customers. The merger provides Mail.com with an opportunity to accelerate its penetration into the business services market. Upon the completion of the merger, Mail.com will add more than 7,000 business customers to its current business customer base.

    - GAINING ACCESS TO AN ESTABLISHED SALES FORCE. Upon completion of the merger, Mail.com will have access to NetMoves' experienced sales force in the United States and its established international reseller network. Through these channels, Mail.com will be able to offer its business email services, in addition to the suite of facsimile transmission services currently offered by NetMoves, and reduces the need for Mail.com to build its own sales force internally and develop reseller relationships abroad.

    - EXPANDING MAIL.COM'S OFFERING OF INTERNET-BASED MESSAGING
      SOLUTIONS. NetMoves currently offers a full range of facsimile transmission services to business customers, including Internet fax services which enable Internet-connected customers to transmit or receive faxes directly from their computer desktops. These services significantly enhance Mail.com's product offering of Internet-based messaging solutions to both the business services market and the consumer market.

    Mail.com's board of directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

    - the risk to Mail.com's stockholders that the value to be received by NetMoves' stockholders in the merger could increase significantly due to the fixed exchange ratio;

    - the risk that the potential benefits sought in the merger might not be fully realized; and

    - the possibility that the merger might not be consummated.

    Other factors considered by Mail.com's board of directors in its deliberations included:

    - historical market prices, trading multiples, recent trading activity and trading ranges of NetMoves common stock and Mail.com Class A common stock;

    - Mail.com's management's view of the financial condition, results of operations, businesses and prospects of the combined company after giving effect to the merger; and

    - the terms and conditions of the merger agreement and the company voting agreements and the percentage of NetMoves common stock represented by the stockholders who signed the voting agreements.

    After due consideration, Mail.com's board of directors believed that the overall risks associated with the proposed merger were outweighed by the potential benefits of the merger. Mail.com's board of directors does not intend the foregoing discussion of information and factors to be exhaustive but believes the discussion to include the material factors that it considered. In view of the complexity and wide variety of information and factors, both positive and negative, that it considered, Mail.com's board of directors did not find it practical to quantify or otherwise assign relative or specific weights to the factors considered. However, after taking into consideration all of the factors set forth above, Mail.com's board of directors concluded that the merger agreement and merger were fair to, and in the best interests of, Mail.com and its stockholders and that Mail.com should proceed with the merger.

NETMOVES' REASONS FOR THE MERGER

    In authorizing the merger agreement, approving the merger and recommending that all holders of common stock of NetMoves approve and adopt the merger agreement and approve the merger, the NetMoves board considered the following material factors:

    - the fact that the merger gives NetMoves' stockholders the opportunity to realize a significant premium over recent market prices for NetMoves common stock and the further opportunity to participate in the future growth and profits of the combined company as stockholders of Mail.com;

    - the historical market prices, trading multiples, recent trading activity and trading ranges of NetMoves common stock and Mail.com Class A common stock;

    - the fact that the merger consideration represents a premium of approximately 80% over the $5.50 closing price of NetMoves common stock on The Nasdaq National Market on December 10, 1999, the last full trading day preceding the public announcement of the execution of the merger agreement, and a premium of approximately 168% over the closing price of NetMoves common stock on the day four weeks prior to December 10, 1999;

    - the premiums paid in comparable transactions;

    - the current market value of Mail.com Class A common stock and various factors that may affect that value in the future, including (i) the history of rapid growth of revenues of Mail.com, (ii) its strong brand name, (iii) the strength of its management, (iv) the anticipated ability of Mail.com to utilize its strengths to develop its managed mail division,
      (v) the NetMoves board's judgment that NetMoves and Mail.com have highly complementary businesses and (vi) the NetMoves board's judgment that, as a combined company, Mail.com and NetMoves will have the ability to bring together technologies, managerial resources and customer bases to expand the managed mail division of Mail.com and to create a company better positioned to meet competitive challenges and expand into new markets than either company as a stand-alone company;

    - the NetMoves board's assessment of NetMoves' business, financial condition, current business strategy and future business prospects;

    - the presentations and view expressed by management of NetMoves regarding among other things: (i) the financial condition, results of operations, cash flows, business and prospects of NetMoves, including the prospects of, and uncertainties facing, NetMoves if it remains independent;
      (ii) NetMoves' prospects as a stand-alone company and the outlook for its current strategies; (iii) the prospects for achieving maximum long-term value on a stand-alone basis; (iv) the strategic alternatives available to NetMoves; (v) the fact that no other party had submitted to NetMoves a proposal as attractive as the merger as to price; (vi) the judgment of NetMoves' management, based on the process undertaken to pursue strategic alternatives, that it was unlikely that any other party would make a proposal more favorable to NetMoves and its stockholders than the merger; and (vii) the recommendation of the merger by the management of NetMoves;

    - the history and progress of NetMoves' discussions with other parties, including the history of contacts with other potential acquirers and strategic partners, the absence of higher offers, and the view of the NetMoves board that further discussions with other potential acquirers and strategic partners were unlikely to result in a transaction that would be more favorable to NetMoves and its stockholders;

    - the extensive arms-length negotiations between NetMoves and Mail.com and the belief of the NetMoves board that $9 per share was the highest price per share that could be negotiated with Mail.com and the best transaction reasonably available to NetMoves and its stockholders;

    - the presentations of Lehman Brothers at the briefing of the NetMoves board on November 24, 1999 and the meetings of the NetMoves board on December 10 and December 11, 1999, and Lehman Brothers' opinion to the effect that, as of December 11, 1999 and based upon and subject to certain matters stated in such opinion, the proposed exchange ratio was fair, from a financial point of view, to the stockholders of NetMoves (as more fully set forth in the full text of Lehman Brothers' written opinion dated December 11, 1999 attached hereto as Appendix C);

    - the fact that Lehman Brothers had incentives under its fee arrangements with NetMoves to explore all alternatives which might maximize stockholder value and had made a widespread solicitation of indications of interest in a possible business combination, strategic partnership or similar transaction with NetMoves;

    - the intensive negotiations between Mail.com and NetMoves concerning no-shop, termination fee and related provisions and the concessions by Mail.com during the course of those negotiations;

    - the fact that, pursuant to the merger agreement, NetMoves and its representatives may, in certain circumstances, furnish information to, or negotiate with, third parties making acquisition offers (but not authorize, approve or recommend any acquisition proposal or enter into any agreement for an acquisition transaction with any third party);

    - the fact that, pursuant to the merger agreement, NetMoves board has the right to change its recommendation in favor of the merger agreement if, prior to the vote by NetMoves stockholders on the merger, NetMoves receives a Superior Offer and the NetMoves board has determined, in its good faith judgment, after consultation with legal counsel, that failure to change the recommendation would cause the NetMoves board to breach its fiduciary duties under applicable law;

    - the terms and conditions of the merger agreement, including the prohibition on the solicitation of other proposals by NetMoves, the obligations of NetMoves to pay a termination fee of $7 million to Mail.com and to reimburse Mail.com for certain expenses in certain circumstances;

    - comparable terms of other recent merger agreements involving other companies with comparable market capitalizations;

    - the circumstances in which the $7 million termination fee and the expense reimbursement become payable by NetMoves to Mail.com and the timing of payment;

    - the judgment of the NetMoves board that the amount of the termination fee and expense reimbursement would not preclude a competing bidder from making a Superior Offer;

    - the conditions to the parties' obligations to complete the merger, including, as it relates thereto, the definition of Material Adverse Effect and the exclusion of industry-wide changes, changes attributable to the announcement or pendency of the merger and other matters from the definition of a Material Adverse Effect;

    - the terms of the voting agreements and the fact that the voting agreements applied to less than 10% of the outstanding voting power of NetMoves;

    - the executive retention arrangements negotiated by Mail.com with key executives of NetMoves and the expected contribution of these executives to the success of the combined company and the value of the Mail.com stock received by NetMoves stockholders in the merger;

    - the consents and approvals required to consummate the merger and the favorable prospects for receiving all such consents and approvals; and

    - the other provisions of the merger agreement.

    The NetMoves board also identified and considered a number of risks, uncertainties and restrictions in its deliberations concerning the merger, including, but not limited to the following:

    - the fact that the exchange ratio is fixed and will not change with increases or decreases in the market price of either company's stock before the closing of the merger, and the possibility that the exchange ratio will yield stock with a dollar value of more or less than $9 per NetMoves share at the time of the closing of the merger;

    - the risk that the potential benefits sought in the merger may not be fully realized, if at all;

    - the possibility that the merger may not be consummated and the effect of the public announcement of the merger on NetMoves' sales, customer relations and operating results and NetMoves' ability to attract and retain key management, marketing and technical personnel;

    - the risk that despite the efforts of the combined company, key technical, marketing and management personnel might not choose to remain employed by the combined company;

    - the risk of market confusion and hesitation and potential delay or reduction in product orders;

    - the fact that a majority of the voting power of Mail.com is controlled by a single stockholder who will have the power to approve corporate and stockholder action that may affect the future value of the Mail.com stock held by NetMoves stockholders after the merger;

    - the fact that Mail.com's controlling stockholder will have the ability to cause Mail.com to engage--or block--transactions that may offer a substantial premium to Mail.com stockholders in the future and thereby prevent NetMoves stockholders from receiving a further control premium for their Mail.com shares;

    - the fact that pursuant to the merger agreement, NetMoves is required to obtain Mail.com's consent before it can take a variety of actions before the closing of the merger;

    - NetMoves' limited ability to terminate the merger agreement, including the fact that NetMoves does not have the right to terminate the merger agreement and enter into a transaction with another party, if NetMoves receives a Superior Offer; and

    - various other risks associated with the businesses of NetMoves, Mail.com and the combined company and the merger described under "Risk Factors" herein.

    The NetMoves board believed that certain of these risks were unlikely to occur or unlikely to have a material impact on the merger or the combined company, while others could be avoided or mitigated by NetMoves or by the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

    The foregoing discussion of information and factors considered and given weight by the NetMoves board is not intended to be exhaustive, but is believed to include all of the material factors considered by the NetMoves board. In view of the variety of factors considered in connection with its evaluation of the merger, the NetMoves board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations.

OPINION OF NETMOVES' FINANCIAL ADVISOR

    Lehman Brothers has acted as financial advisor to NetMoves in connection with the merger. As part of its role as financial advisor to NetMoves, Lehman Brothers rendered an opinion to the NetMoves board of directors as to the fairness, from a financial point of view, of the exchange ratio to be received by the NetMoves stockholders in the merger.

    The full text of the Lehman Brothers opinion, dated as of December 11, 1999, is attached as Appendix C and is incorporated herein by reference. NetMoves stockholders may read the opinion for a discussion of assumptions made, factors considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. This summary of the Lehman Brothers opinion is qualified by reference to the full text of the opinion.

    No limitations were imposed by NetMoves on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. Lehman Brothers was not requested to and did not make any recommendation to the NetMoves board as to the form or amount of consideration to be received by NetMoves stockholders in connection with the merger, which was determined through arm's-length negotiations between NetMoves and Mail.com. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to NetMoves, but made its determination as to the fairness, from a financial point of view, to the NetMoves stockholders of the exchange ratio to be received by such stockholders, on the basis of the financial and comparative analyses described below. The Lehman Brothers opinion was for the use and benefit of the NetMoves board and was rendered in connection with the NetMoves' board's consideration of the merger. The Lehman Brothers opinion is not intended to be, and does not constitute, a recommendation to any NetMoves stockholder as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, NetMoves' underlying business decision to proceed with or effect the merger.

    In arriving at its opinion, Lehman Brothers reviewed and analyzed:

    - the merger agreement and the specific terms of the merger;

    - publicly available information concerning NetMoves and Mail.com that it believed to be relevant to its analysis, including NetMoves' Forms 10-K for the year ended December 31, 1998 and Form 10-Q for the quarter ended September 30, 1999, Mail.com's Prospectus dated June 17, 1999 and
      Form 10-Q for the quarter ended September 30, 1999 and other relevant public documents;

    - financial and operating information with respect to the business, operations, contracts and prospects of NetMoves furnished to it by NetMoves;

    - financial and operating information with respect to the business, operations and prospects of Mail.com furnished to it by Mail.com;

    - a trading history of NetMoves common stock from December 10, 1998 to December 10, 1999 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

    - a trading history of Mail.com's Class A common stock from June 17, 1999 to December 10, 1999 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

    - a comparison of the historical financial results and present financial condition of NetMoves with those of other companies that Lehman Brothers deemed relevant;

    - a comparison of the historical financial results and present financial condition of Mail.com with those of other companies that Lehman Brothers deemed relevant;

    - a comparison of the financial terms of the merger with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant;

    - publicly available estimates of the future financial performance of NetMoves prepared by third-party research analysts;

    - publicly available estimates of the future financial performance of Mail.com prepared by third-party research analysts; and

    - the results of Lehman Brothers' efforts to solicit indications of interest and proposals from third parties with respect to an acquisition or other business combination or strategic transaction involving NetMoves.

    In addition, Lehman Brothers had discussions with the managements of NetMoves and Mail.com concerning their respective businesses, customers, contracts, operations, assets, financial conditions and prospects, including with respect to operating synergies, revenue enhancements and other strategic benefits expected to result from a combination of the businesses of NetMoves and Mail.com, and has undertaken such other studies, analyses and investigations as it deemed appropriate.

    In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of NetMoves and Mail.com that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of NetMoves, prepared by the management of NetMoves, Lehman Brothers has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NetMoves as to the future financial performance of NetMoves and that NetMoves will perform substantially in accordance with such projections, and Lehman Brothers relied upon such projections in arriving at its opinion. With respect to the financial projections of Mail.com for the year 2000, upon advice of Mail.com, Lehman Brothers has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Mail.com as to the future financial performance of Mail.com and that Mail.com will perform substantially in accordance with such projections. For years subsequent to 2000, Lehman Brothers was not provided with any financial projections prepared by the management of Mail.com, and accordingly, in performing its analysis, based upon advice of Mail.com and with the consent of NetMoves, Lehman Brothers has assumed that the publicly available estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of Mail.com and that Mail.com will perform substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of NetMoves or Mail.com, and Lehman Brothers did not make or obtain any evaluations or appraisals of the assets and liabilities of NetMoves and Mail.com.

    Upon the advice of NetMoves and its legal and accounting advisors, Lehman Brothers assumed that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the U.S. stockholders of NetMoves. The Lehman Brothers opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of the date of its opinion.

    In connection with its written opinion dated December 11, 1999, Lehman Brothers performed a variety of financial and comparative analyses as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman

Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of such analyses and factors without considering all analyses and factors could create a misleading or incomplete view of the process underlying its opinion. In its analysis, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NetMoves and Mail.com. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. Certain of the analyses include information presented in tabular format. In order to understand the financial analyses used by Lehman Brothers fully, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    TRANSACTION TERMS. NetMoves stockholders are to receive 0.385336 of a share of newly issued shares of Mail.com Class A common stock for each share of NetMoves common stock.

    COMPARABLE TRANSACTION ANALYSIS. Using publicly available information, Lehman Brothers compared selected financial data for NetMoves to similar data for selected transactions in the software and the Internet messaging industry. These comparable transactions included: Critical Path, Inc.'s proposed acquisition of ISOCOR; Sterling Software, Inc.'s acquisition of Information Advantage Software; Sun Microsystems, Inc.'s acquisition of Forte
Software Inc.; Mail.com's acquisition of The Allegro Group; and S1 Corporation's (formerly known as Security First Technologies) acquisition of Edify Corp. Lehman Brothers reviewed the prices paid in the comparable transactions in terms of the multiple of the Transaction Enterprise Value, defined as the total consideration paid including total debt assumed less cash and cash equivalents transferred to the acquirer, to the last twelve months revenue (the "LTM Revenue Multiple"), and the last quarter annualized revenue (the "LQA Revenue Multiple"). Lehman Brothers noted that:

    (a) the LTM Revenue Multiple associated with the merger was 7.71x as compared to 6.24x for the median of the comparable transactions; and

    (b) the LQA Revenue Multiple associated with the merger was 7.41x as compared to 6.39x for the median of the comparable transactions.

                                                                       COMPARABLE
                                                            MERGER    TRANSACTIONS
                                                           --------   ------------
LTM Revenue Multiple.....................................   7.71x         6.24x
LQA Revenue Multiple.....................................   7.41x         6.39x

    Because the reasons for and the circumstances surrounding each of the comparable transactions were specific to such transactions, and because of the inherent differences among the businesses, operations and prospects of NetMoves and the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis and, accordingly, also made qualitative judgments concerning differences between the terms and characteristics of the merger and the comparable transactions that would affect the transaction values of NetMoves and such acquired companies.

    COMPARABLE COMPANY ANALYSIS. Using publicly available information, Lehman Brothers compared selected financial data of NetMoves and Mail.com with similar data of selected companies engaged in businesses considered by Lehman Brothers to be comparable to that of NetMoves and Mail.com. Lehman Brothers included in its selected comparable companies for NetMoves, eFax.com, Inc., eGlobe, Inc., JFAX.COM, Inc., and Premiere Technologies, Inc. (the "NetMoves Comparable Companies") and for Mail.com, CommTouch Software, Ltd., Critical Path, Inc., and Tumbleweed Communications Corp. (the

"Mail.com Comparable Companies"). For each of NetMoves, Mail.com, NetMoves Comparable Companies and the Mail.com Comparable Companies, Lehman Brothers calculated the Firm Value, defined as the market value of the respective company's common equity plus total debt less cash and cash equivalents, as a multiple of the estimated calendar year 2000 revenues (the "2000 Revenue Multiple") based on estimates of third party research analysts. Lehman Brothers noted that as of December 10, 1999, the 2000 Revenue Multiple, based on the transaction terms in the merger, was 5.24x as compared to 3.96x for the median of the NetMoves Comparable Companies and was 39.12x for Mail.com as compared to 67.65x for the median of the Mail.com Comparable Companies. In addition, Lehman Brothers calculated the Firm Value as a multiple of the estimated calendar year 2001 revenues ("the 2001 Revenue Multiple") for Mail.com and the Mail.com Comparable Companies. Lehman Brothers noted that the 2001 Revenue Multiple for Mail.com was 16.51x as compared to 34.15x for the median of the Mail.com Comparable Companies.

                                                    NETMOVES                MAIL.COM
                                                   COMPARABLE              COMPARABLE
                                         MERGER    COMPANIES    MAIL.COM   COMPANIES
                                        --------   ----------   --------   ----------
2000 Revenue Multiple.................   5.24x       3.96x       39.12x      67.65x
2001 Revenue Multiple.................   2.75x          NA       16.51x      34.15x

    Because of the inherent differences between the businesses, operations and prospects of NetMoves and Mail.com and the business, operations and prospects of the companies included in the NetMoves Comparable Companies and the Mail Comparable Companies, as the case may be, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of NetMoves and Mail.com and the companies included in the NetMoves Comparable Companies and in the Mail.com Comparable Companies, as the case may be, that would affect the public market valuations of such companies.

    TRANSACTION PREMIUM ANALYSIS. Lehman Brothers reviewed the premium paid in the merger based on several different share prices for NetMoves at various points in time. Lehman Brothers calculated the premium per share offered by Mail.com in the merger compared to NetMoves' (i) average price for the month prior to December 10, 1999 (the "One Month Average Premium"); (ii) average price for the week prior to December 10, 1999 (the "One Week Average Premium");
(iii) share price on December 9, 1999 (the "One Day Premium"); (iv) 52-week high (the "52-Week High Premium); and (v) 52-week low (the "52-Week Low Premium). Lehman Brothers noted that:

        (a) the One Month Average Premium associated with the merger was 168%;

        (b) the One Week Average Premium associated with the merger was 88%;

        (c) the One Day Premium associated with the merger was 80%;

        (d) the 52-Week High Premium was -9%; and

        (e) the 52-Week Low Premium was 229%.

    Lehman Brothers also computed premiums paid in selected transactions in the technology sector valued between $100-$500 million ("Comparable Transaction Premiums") and noted that the median of the Comparable Transaction Premiums one month prior to the announcement was 67%, the median of the

Comparable Transaction Premiums one week prior to announcement was 47% and the median of the Comparable Transactions Premiums one day prior to announcement was 29%.

                                                                    COMPARABLE
                                                     MERGER    TRANSACTION PREMIUMS
                                                    --------   --------------------
One Month Premium.................................    168%              67%
One Week Premium..................................     88%              47%
One Day Premium...................................     80%              29%

    Because the reasons for and the circumstances surrounding each of the comparable transactions were specific to such transactions, and because of the inherent differences among the businesses, operations and prospects of NetMoves and the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the transaction premium analysis and, accordingly, also made qualitative judgments concerning differences between the terms and characteristics of the merger and the comparable transactions that would affect the transaction premiums for NetMoves and such acquired companies.

    DISCOUNTED CASH FLOW ANALYSIS. Lehman Brothers performed a discounted cash flow ("DCF") analysis for NetMoves using projections provided by the management of NetMoves for the year 2000 and publicly available estimates of the future financial performance of NetMoves prepared by third-party research analysts, with certain adjustments discussed with the management of NetMoves, for the years 2001 to 2005. The DCF was calculated assuming discount rates ranging from 20% to 24% for NetMoves, and was comprised of the sum of the net present value of the free cash flow for the period January 1, 2000 to December 31, 2005 and a terminal value for 2005 based on a range of multiples of 9.0x to 11.0x 2005 projected EBITDA for NetMoves. Using this method, Lehman Brothers derived estimated per share valuations for NetMoves common stock ranging from $6.74 to $9.94.

    EXCHANGE RATIO ANALYSIS. Lehman Brothers compared the average ratio of the closing price of NetMoves common stock to the closing price of Mail.com common stock for the 30 trading days prior to December 10, 1999 (the "30 Day Average Exchange Ratio") and the 126 trading days (the period since the Mail.com initial public offering) prior to December 10, 1999 (the "126 Day Average Exchange Ratio"). Lehman Brothers noted that the 30 Day Average Exchange Ratio was
0.210626 and the 126 Day Average Exchange Ratio was 0.325111.

                                          MERGER    30 DAY AVERAGE   126 DAY AVERAGE
                                         --------   --------------   ---------------
Exchange Ratio.........................  0.385336      0.210626         0.325111

    ENGAGEMENT OF LEHMAN BROTHERS. Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    Lehman Brothers has performed various financial advisory and capital raising services for NetMoves in the past, including acting as NetMoves' underwriter for its initial public offering. Lehman Brothers received customary fees for such services.

    The engagement of Lehman Brothers in connection with the merger was formalized by an engagement letter dated October 1, 1999 between NetMoves and Lehman Brothers pursuant to which NetMoves has agreed to pay Lehman Brothers a retainer of $100,000, a fee of $500,000 for rendering its opinion and a fee of 1.00% of the aggregate value of the consideration received by NetMoves stockholders, which fee is contingent upon consummation of the merger, against which the retainer of $100,000 and $500,000 opinion fee would be credited. NetMoves also has agreed to reimburse Lehman Brothers for reasonable expenses incurred by Lehman Brothers and to indemnify Lehman Brothers and certain related persons for certain liabilities that may arise out of its engagement and the rendering of this opinion.

    In the ordinary course of its business, Lehman Brothers actively trades in the securities of NetMoves and Mail.com for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF NETMOVES' OFFICERS AND DIRECTORS IN THE MERGER

    When considering the recommendation of the NetMoves' board of directors, NetMoves stockholders should be aware that certain officers and directors of NetMoves have interests in the merger that are different from, or are in addition to, your interests. The NetMoves' board of directors was aware of these potential conflicts and considered them in reaching its decision to approve the merger agreement and recommend that NetMoves' stockholders vote for the approval and adoption of the merger agreement.

    ASSUMPTION AND ACCELERATION OF STOCK OPTIONS

    Pursuant to the merger agreement, Mail.com will assume each outstanding stock option under the NetMoves 1990 Stock Option Plan and 1996 Stock Option/Stock Issuance Plan. At the effective time, options held by directors and officers that have vested shall become options to purchase an appropriate number of shares of Mail.com Class A common stock. At the effective time, options held by directors and officers that have not vested shall vest over the same period of time as in effect prior to the merger, and each such option shall become an option to purchase an appropriate number of shares of Mail.com Class A common stock.

    Under the pre-existing terms of option agreements entered into with officers and directors of NetMoves, and under the stock option plans, upon the consummation of the merger, the plan administrator could exercise discretionary rights to provide for the automatic acceleration of the vesting of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans. This would allow each officer or director to exercise the unvested portion of such options immediately prior to the effective time of the merger. In the merger agreement, NetMoves has agreed to prohibit the administrator of the stock option plans from electing to exercise the discretionary rights.

    Mail.com has agreed to enter into employment agreements with certain officers and key employees of NetMoves. Under the terms, certain unvested options may be accelerated upon certain termination events. See "Employment Agreements."

    EMPLOYMENT OFFERS

    On December 11, 1999, Mail.com offered the following officers and key employees of NetMoves employment with Mail.com:

Thomas Murawski                             (Chief Executive Officer of Mail.com Messaging Division)

Charles Gigas

William Fallon

George Frylinck

James Kaufeld

Peter Macaluso

Thomas Mullaney

    For a more detailed description of the employment offers, see "Employment Agreements."

    OTHER BENEFITS

    In addition to the rollover of existing options contemplated by the merger agreement, Thomas Murawski, NetMoves' President, Chief Executive Officer and Chairman of the board of directors, will receive options from Mail.com to purchase Mail.com Class A common stock based on the exchange ratio and equivalent to 600,000 options to purchase NetMoves' common stock, with an exercise price equal to the lesser of $23.35650 per share and the market price of Mail.com Class A common stock as of the close of business on the date the merger is consummated.

    INDEMNIFICATION ARRANGEMENTS

    Under the merger agreement, from and after the effective time of the merger, Mail.com is obligated to cause NetMoves to fulfill and honor in all respects the obligations of NetMoves pursuant to any indemnification agreements between NetMoves and its directors and officers in effect immediately prior to the effective time of the merger and any indemnification provisions under NetMoves' certificate of incorporation or bylaws in effect on the date the merger agreement was signed.

    Mail.com has agreed that for a period of six years after the merger, the certificate of incorporation and bylaws of NetMoves will contain provisions with respect to exculpation and indemnification that are at least as favorable to the current NetMoves officers and directors as those contained in NetMoves' certificate of incorporation and bylaws in effect on the date the merger agreement was signed. Mail.com has also agreed to cause NetMoves to maintain director and officer liability insurance on the same terms as NetMoves' current policies on the current directors and officers of NetMoves for three years following the effective time of the merger, provided that the annual premium does not exceed 150% of the current annual premium therefor.

APPLICABLE WAITING PERIODS AND REGULATORY APPROVALS

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder, the merger may not be consummated until notifications have been given and certain information has been furnished to the Federal Trade Commission (FTC) and the Antitrust Division of the United States Department of Justice (DOJ) and specified waiting period requirements have been satisfied. Gerald Gorman, our principal stockholder, and NetMoves filed notification and report forms with the FTC and the DOJ on January 4, 2000.

    Completion of the merger will also be subject to receipt of required approvals of the Federal Communications Commission (FCC) and the public utilities commissions of various states. NetMoves is licensed by the FCC as an authorized telecommunications company and is classified as a "non-dominant interexchange carrier." The FCC has extended blanket authority to all domestic telecommunications carriers to provide long distance services within the United States, but still requires prior approval of transfers of control of such carriers. The FCC also requires approval of transfers of control of authorizations for international long distance service, but has adopted a streamlined process for reviewing such transfers for resellers of international service. Although a number of states do not require prior approval for mergers of non-facilities-based resellers where the merger is transparent to end-user customers, approval by several state public utility commissions may still be required. In a number of states, moreover, the merged companies may also be obligated to obtain certificates of operating authority from the applicable public utility commission. The closing condition set forth in the merger agreement that requires receipt of approvals discussed in this paragraph may be waived by Mail.com, in its sole discretion.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion describes the material United States federal income tax considerations relevant to an exchange by a NetMoves stockholder of shares of NetMoves common stock for shares of Mail.com Class A common stock pursuant to the merger, and, insofar as it relates to matters of law and legal conclusions, represents the opinion of Winthrop Stimson, counsel to Mail.com, and Brobeck, counsel to NetMoves. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which could be retroactive, could result in tax consequences to a NetMoves stockholder that are different from those described below.

    NetMoves' stockholders should be aware that this discussion does not address all United States federal income tax considerations that may be relevant to a particular NetMoves stockholder in light of his or her particular circumstances, including a stockholder that:

    - is a dealer in securities,

    - is subject to the alternative minimum tax provisions of the Internal Revenue Code,

    - is a non-resident alien individual or a foreign entity for United States federal income tax purposes,

    - does not hold shares of NetMoves common stock as capital assets, or

    - acquired shares of NetMoves common stock in connection with a stock option or stock purchase plan or otherwise as compensation.

In addition, this discussion does not address:

    - the tax consequences of the merger under any foreign, state or local tax laws, or

    - the tax consequences of the assumption by Mail.com of NetMoves stock options or the tax consequences of the receipt of rights to acquire Mail.com Class A common stock.

    NETMOVES' STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, OF THE MERGER, INCLUDING APPLICABLE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    It is a condition to completion of the merger that Mail.com receive an opinion from Winthrop Stimson and NetMoves receive an opinion from Brobeck, in each case to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will be subject to assumptions and qualifications, including the truth and accuracy of certain representations made by Mail.com and NetMoves. The parties are not requesting, and will not request, a ruling from the Internal Revenue Service as to the tax consequences of the merger. NetMoves' stockholders should be aware that the opinions do not bind the Internal Revenue Service or any court. Accordingly, there can be no assurances that the Internal Revenue Service will not take a position contrary to the conclusions expressed in the opinions or that a court will not sustain the Internal Revenue Service's position.

    The following discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Subject to the limitations and qualifications referred to in this discussion, the merger generally will result in the following United States federal income tax consequences to a NetMoves stockholder:

    - A NetMoves stockholder will not recognize any gain or loss on receipt of shares of Mail.com Class A common stock in exchange for shares of NetMoves common stock pursuant to the merger (except to the extent the stockholder receives cash instead of a fractional share of Mail.com Class A common stock).

    - The aggregate tax basis of a NetMoves stockholder in the shares of Mail.com Class A common stock received pursuant to the merger (reduced by any tax basis allocable to a fractional share of Mail.com Class A common stock that the stockholder is deemed to have received and disposed of) will equal the stockholder's aggregate tax basis in the shares of NetMoves common stock surrendered in the merger.

    - The holding period of a NetMoves stockholder in the shares of Mail.com Class A common stock received pursuant to the merger will include the period during which the stockholder held the shares of NetMoves common stock surrendered in the merger, provided the surrendered shares of NetMoves common stock are held as capital assets at the time of the merger.

    - A NetMoves stockholder that receives cash in lieu of a fractional share of Mail.com Class A common stock will be treated first as having received the fractional share of Mail.com Class A common stock in the merger and then as having exchanged the fractional share for cash. The stockholder will recognize gain or loss in an amount equal to the difference between the amount of cash received and the portion of the tax basis in the Mail.com Class A common stock allocable to the fractional share.

ANTICIPATED ACCOUNTING TREATMENT

    NetMoves and Mail.com intend to account for the merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. After the merger, the results of operations of NetMoves will be included in the consolidated financial statements of Mail.com. Mail.com intends to allocate a portion of the purchase price to the market value of the assets acquired and the liabilities assumed as of the closing date. The excess of the purchase price over the fair market value of the acquired assets and assumed liabilities of NetMoves has been preliminarily allocated to acquired in-process technology and goodwill and other intangible assets. Goodwill and other intangible assets will be amortized over a period of 3 years, the estimated expected period of benefit. This allocation is preliminary and may be subject to change upon the evaluation of the fair value of the acquired assets and liabilities of NetMoves at the date of acquisition, final outcome of valuations and appraisals as well as the potential identification of certain intangible assets.

    Approximately $18 million of the purchase price of NetMoves is expected to be allocated to in-process technology. Because such in-process technology is not expected to reach the stage of technological feasibility by the acquisition date and has no alternative future use, this amount will be immediately written-off by Mail.com as a charge to stockholders' equity. The preliminary fair value of purchased existing and in-process technology was determined by management using a risk-adjusted income valuation approach. See "Risk Factors--Risks Related to the Merger--Mail.com's estimated accounting for the NetMoves acquisition is subject to change."

NO APPRAISAL RIGHTS

    Delaware law provides appraisal rights to stockholders of Delaware corporations in certain situations. However, those appraisal rights are not available to stockholders of a corporation such as NetMoves:

    - the securities of which are listed on a national securities exchange or are designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; and

    - the stockholders of which are not required to accept in exchange for their stock anything other than (A) stock in another corporation listed on a national securities exchange or an interdealer quotation system by the NASD and (B) cash in lieu of fractional shares.

    Due to the following factors, stockholders of NetMoves will not have appraisal rights with respect to the merger:

    - NetMoves common stock is traded on The Nasdaq National Market;

    - NetMoves stockholders are being offered stock of Mail.com, which is also traded on The Nasdaq National Market; and

    - NetMoves stockholders are being offered cash in lieu of fractional shares.

DELISTING AND DEREGISTRATION OF NETMOVES COMMON STOCK FOLLOWING THE MERGER

    If the merger is consummated, NetMoves common stock will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

LISTING OF MAIL.COM CLASS A COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER

    It is a condition to the consummation of the merger that the shares of Mail.com Class A common stock to be issued pursuant to the merger and the shares of Mail.com Class A common stock to be reserved for issuance in connection with the assumption of NetMoves stock options and warrants be authorized for listing on The Nasdaq National Market.

RESTRICTIONS ON RESALES OF MAIL.COM CLASS A COMMON STOCK

    The shares of Mail.com Class A common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Mail.com Class A common stock issued to or held by any person who is deemed to be an affiliate of NetMoves at the time of the special meeting or of Mail.com after the merger. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control of either NetMoves or Mail.com and may include some of the officers, directors or principal stockholders of NetMoves or Mail.com.

    Affiliates may not sell their shares of Mail.com Class A common stock acquired in connection with the merger except under:

    - an effective registration statement under the Securities Act covering the resale of those shares;

    - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

    - another applicable exemption under the Securities Act.

    As a condition to the completion of the merger, NetMoves must cause each of its affiliates to enter into agreements not to make any public sale of any Mail.com Class A common stock received pursuant to the merger, except in compliance with the Securities Act and the rules and regulations thereunder.

    Mail.com's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Mail.com Class A common stock to be received by affiliates pursuant to the merger.

                              THE MERGER AGREEMENT

    THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. WE URGE YOU TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MERGER. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TERMS OF THE MERGER AGREEMENT OR OTHER AGREEMENTS AND THE FOLLOWING SUMMARY, THE APPLICABLE AGREEMENT WILL CONTROL.

THE MERGER

    Following the approval and adoption of the merger agreement by the stockholders of NetMoves and the satisfaction or waiver of the other conditions to the merger, a wholly-owned subsidiary of Mail.com will merge with and into NetMoves, and NetMoves will continue as the surviving corporation and as a wholly-owned subsidiary of Mail.com.

THE EFFECTIVE TIME

    As soon as practicable on or after the closing date of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware. The parties anticipate that this will occur promptly after the stockholder meeting on
          , 2000, assuming the receipt of necessary governmental and regulatory approvals.

DIRECTORS AND OFFICERS OF NETMOVES AFTER THE MERGER

    At the effective time, the directors of Mail.com's merger subsidiary will become the new directors of NetMoves, and the officers of Mail.com's merger subsidiary will become the new officers of NetMoves.

CONVERSION OF SHARES IN THE MERGER

    At the effective time, each share of NetMoves common stock will be automatically converted into the right to receive 0.385336 shares of Mail.com Class A common stock, except that shares of NetMoves common stock held immediately prior to the effective time by NetMoves, Mail.com or any wholly-owned subsidiary of NetMoves or Mail.com will be canceled. In addition, the exchange ratio will be further adjusted to reflect:

    - the effect of any stock split, reverse stock split, stock dividend, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change in either Mail.com Class A common stock or NetMoves common stock that may occur on or after the date of the merger agreement, and

    - any increase in the number of shares resulting from an inaccuracy in the number of shares NetMoves represented as outstanding in the merger agreement up to a maximum of 50,000 shares.

NETMOVES' STOCK OPTIONS

    At the effective time, each outstanding option to purchase shares of NetMoves common stock under NetMoves' 1996 Stock Option/Stock Issuance Plans will be assumed by Mail.com regardless of whether they have vested. Each NetMoves stock option that is assumed by Mail.com will continue to have, and be subject to, the same terms and conditions that were applicable to the option immediately prior to the effective time, except that:

    - each NetMoves stock option will be exercisable for shares of Mail.com Class A common stock, and the number of whole shares of Mail.com Class A common stock issuable upon exercise of any given option will be determined by multiplying 0.385336 by the number of shares of NetMoves common stock that were issuable upon exercise of the applicable option, rounded down to the nearest whole number; and

    - the per share exercise price of any given option will be determined by dividing the exercise price of the option immediately prior to the effective time by 0.385336, rounded up to the nearest whole cent.

    Mail.com has agreed to file a registration statement on Form S-8 for the shares of Mail.com Class A common stock that are eligible to be registered on Form S-8 issuable with respect to the assumed NetMoves stock options within 30 days after the effective time.

NETMOVES' WARRANTS

    At the effective time, each outstanding warrant to purchase shares of NetMoves common stock will be assumed by Mail.com (except as discussed below). Each warrant that is assumed by Mail.com will continue to have, and be subject to, the same terms and conditions that were applicable to the warrant immediately prior to the effective time, subject to the analogous exceptions described in the two bullet points under "NetMoves' Stock Options" above.

    Under the merger agreement, Mail.com may elect to cause some of NetMoves' outstanding warrants, exercisable for 38,778 shares of NetMoves common stock, to be automatically converted in accordance with their original terms on a cashless basis.

THE EXCHANGE AGENT

    Promptly after the effective time, Mail.com is required to make available to the exchange agent the shares of Mail.com Class A common stock to be exchanged for shares of NetMoves common stock, and cash to pay for fractional shares and any dividends or distributions to which holders of NetMoves common stock may be entitled to receive under the merger agreement.

PROCEDURES FOR EXCHANGING STOCK CERTIFICATES

    Promptly after the effective time, Mail.com will cause the exchange agent to mail to the holders of record of NetMoves stock certificates (1) a letter of transmittal and (2) instructions on how to surrender NetMoves stock certificates in exchange for certificates representing shares of Mail.com Class A common stock and cash for fractional shares for any dividends or other distributions that they may be entitled to receive under the merger agreement. HOLDERS OF NETMOVES COMMON STOCK SHOULD NOT SURRENDER THEIR NETMOVES STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

    Upon surrendering their NetMoves stock certificates to the exchange agent for cancellation, together with a properly completed letter of transmittal and any other documents required by the exchange agent, the holders of NetMoves stock certificates will be entitled to receive a certificate representing that number of whole shares of Mail.com Class A common stock which that holder has the right to receive, cash for fractional shares of Mail.com Class A common stock and any dividends or other distributions to which the holder is entitled. Until surrendered to the exchange agent, outstanding NetMoves stock certificates will be deemed from and after the effective time to evidence only the right to receive (1) the number of full shares of Mail.com Class A common stock into which the shares of NetMoves common stock have converted into the right to receive and (2) an amount in cash for any fractional shares.

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

    Until you surrender your NetMoves stock certificate in exchange for a Mail.com stock certificate, you will not receive any dividends or other distributions declared or made after the date of the merger agreement with respect to Mail.com stock with a record date after the effective time. However, once you surrender your NetMoves stock certificate to the exchange agent, you will receive (1) a Mail.com stock certificate, (2) cash as payment for fractional shares and (3) the amount of any dividends or other distributions with a record date after the effective time theretofore paid with respect to the shares referred to in clause (1).

NO FRACTIONAL SHARES

    No fractional shares of Mail.com Class A common stock will be issued because of the merger. Instead, each NetMoves stockholder who would be entitled to a fractional share of Mail.com Class A common stock will receive cash. The amount of cash to be received by such NetMoves stockholder will be determined by multiplying the fraction of such share that such stockholder would have otherwise received by the average closing sale price of one share of Mail.com Class A common stock over the ten trading days immediately prior to the effective time as reported by Nasdaq.

REPRESENTATIONS AND WARRANTIES

    Mail.com and NetMoves each made customary representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

    The representations given by NetMoves include, among others:

    - capitalization;

    - compliance of NetMoves' SEC filings with federal securities laws;

    - financial statements;

    - changes in NetMoves' business since September 30, 1999 (including the absence of a material adverse change on NetMoves);

    - litigation potentially having a material adverse effect on the business of NetMoves or its ability to complete the merger;

    - employee benefit plans and labor matters;

    - title to properties;

    - taxes, tax returns and audits;

    - environmental matters;

    - intellectual property used;

    - NetMoves' agreements, contracts and commitments;

    - insurance policies held;

    - change of control payments;

    - the identity of affiliates of NetMoves; and

    - fairness opinion received from its financial advisors.

    The representations given by Mail.com as they relate to Mail.com and its subsidiaries include, among others:

    - capitalization;

    - compliance of Mail.com's SEC filings with federal securities laws;

    - financial statements;

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    - changes in business since September 30, 1999 (including the absence of a material adverse change on Mail.com);

    - taxes;

    - intellectual property used;

    - litigation potentially having a material adverse effect on the business of Mail.com or its ability to complete the merger; and

    - title to properties.

    The representations and warranties in the merger agreement are complex and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub."

NETMOVES' CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    NetMoves agreed that until the earlier of the effective time and the termination of the merger agreement or unless Mail.com consents in writing, NetMoves will operate its business in the usual, regular and ordinary course consistent with past practice, pay its debts and taxes when due, and use commercially reasonable efforts to:

    - preserve substantially intact its present business organization;

    - keep available the services of its present officers and employees; and

    - preserve its relationships with:

       - customers,

       - suppliers,

       - distributors,

       - licensors,

       - licensees, and

       - others having significant business dealings with NetMoves.

    NetMoves also agreed that until the earlier of the effective time or the termination of the merger agreement or unless Mail.com consents in writing, NetMoves would conduct its business in compliance with specific restrictions relating to the following:

    - changes to stock repurchase rights, stock options or restricted stock;

    - severance and termination pay;

    - the transfer and license of intellectual property;

    - the declaration or payment of dividends or other distributions;

    - the purchase and redemption of NetMoves stock;

    - the issuance of securities;

    - modification of NetMoves' certificate of incorporation and bylaws;

    - the acquisition of any business or entity or entering into of joint ventures or strategic alliances;

    - the disposition of assets;

    - the incurrence of indebtedness;

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    - employees and employee benefits;

    - settlement of litigation and other claims;

    - the entrance into, termination or modification of contracts;

    - accounting policies and procedures;

    - treatment of the merger as a reorganization under Section 368(a) of the Internal Revenue Code;

    - tax elections and liabilities;

    - formation, establishment or acquisition of subsidiaries;

    - acceleration of options, termination of repurchase rights or termination of cancellation rights by the administrator of NetMoves' stock option plans; or

    - agreements to do any of the actions listed above.

MAIL.COM'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    Mail.com agreed that until the earlier of the effective time and termination of the merger agreement or unless NetMoves consents in writing, Mail.com will not declare, set aside or pay dividends on or make any other distributions on its common stock without reserving a pro rata amount for distribution to stockholders of NetMoves based on the exchange ratio.

    The agreements related to the conduct of NetMoves' and Mail.com's respective businesses in the merger agreement are complex and not easily summarized. You are urged to carefully read the article of the merger agreement entitled "Conduct Prior to the Effective Time."

NO SOLICITATION

    Until the earlier of the effective time and the termination of the merger agreement, NetMoves has agreed, subject to limited exceptions, that neither it nor any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it will, directly or indirectly:

    - solicit, initiate, encourage or induce the making, submission or announcement of any other acquisition proposal;

    - participate in any discussions or negotiations regarding any proposal that may reasonably be expected to lead to an acquisition proposal;

    - furnish to any person any information with respect to any other acquisition proposal;

    - take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any other acquisition proposal;

    - engage in discussions with any person with respect to any acquisition proposal;

    - subject to limited exceptions in the event of a superior offer, authorize, approve or recommend any other acquisition proposal; or

    - enter into any letter of intent or similar document or any contract, agreement or commitment providing for any acquisition transaction or accepting any acquisition proposal.

    However, on or before the approval and adoption of the merger agreement by NetMoves stockholders, the merger agreement allows NetMoves to furnish information regarding NetMoves to, and to enter

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
into negotiations or discussions with, any person or group in response to a superior offer submitted by such person or group, if:

    - neither NetMoves nor any of its officers, directors, affiliates or employees nor any investment banker, attorney or other advisor or representative retained by NetMoves has violated any of the restrictions set forth above;

    - NetMoves' board of directors concludes in good faith, after consultation with its outside legal counsel, that failure to take such action would cause the board of directors of NetMoves to breach its fiduciary obligations to NetMoves and NetMoves' stockholders;

    - prior to furnishing any such information to, or entering into discussions or negotiations with, the person or group, NetMoves:

       - gives Mail.com written notice of the identity of such person or group, of the terms and conditions of the offer and of NetMoves' intention to furnish information to, or enter into discussions or negotiations with, such person or group; and

       - receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information; and

    - contemporaneously with furnishing any information to the person or group, NetMoves furnishes the same information to Mail.com.

    The merger agreement defines a "superior offer" as an unsolicited, bona fide written offer made by a third party to consummate (1) an acquisition of more than 85% of the voting power of NetMoves, (2) a merger, business combination or similar transaction pursuant to which stockholders of NetMoves immediately preceding such transactions hold less than 15% of the equity interest in the surviving entity or (3) a sale or other disposition of all or substantially all of NetMoves' assets, on terms that NetMoves' board of directors determines, in its reasonable judgment (after consultation with an investment bank of nationally recognized reputation) to be more favorable to NetMoves' stockholders from a financial point of view than the terms of the merger involving Mail.com and the consideration of which reasonably likely exceeds the value of the consideration proposed to be issued by Mail.com.

    However, an offer will only be a superior offer if any financing required to consummate the transaction contemplated by such offer is committed or is otherwise reasonably likely in the judgment of NetMoves' board of directors to be obtained by such third party on a timely basis.

    NetMoves has agreed to promptly inform Mail.com of any request received by NetMoves for information which NetMoves reasonably believes could lead to an acquisition proposal, or any inquiry received by NetMoves which NetMoves reasonably believes could lead to an acquisition proposal, the terms and conditions of such request, the identity of the person or group making any such acquisition proposal or inquiry, and to keep Mail.com informed of the status and details, including material amendments or proposed amendments of any such acquisition proposal or inquiry.

DIRECTOR AND OFFICER INDEMNIFICATION

    From and after the effective time of the merger, Mail.com is required to cause NetMoves to fulfill and honor in all respects the obligations of NetMoves pursuant to any indemnification agreements between NetMoves and its directors and officers in effect immediately prior to the effective time of the merger and any indemnification provisions under NetMoves' certificate of incorporation or bylaws in effect on the date of the merger agreement.

    After the merger, the certificate of incorporation and bylaws of NetMoves will contain provisions which may not be amended, modified or repealed for six years thereafter in a manner that would adversely affect the rights of directors, officers, employees or agents of NetMoves unless such modification is

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
required by law with respect to exculpation and indemnification that are at least as favorable to the current NetMoves officers and directors as those contained in NetMoves' certificate of incorporation and bylaws in effect on the date of the merger agreement. Mail.com is required to cause NetMoves after the merger to maintain director and officer liability insurance on the same terms as NetMoves' current policies on the current directors and officers of NetMoves for three years following the merger, provided that the annual premium does not exceed 150% of the current annual premium therefor.

NETMOVES' BOARD SEAT

    Mail.com agreed that its board of directors will take all actions necessary such that one member of NetMoves' board of directors designated by NetMoves and reasonably acceptable to Mail.com shall be appointed to Mail.com's board of directors with a term expiring at the next annual meeting of Mail.com's stockholders and Mail.com will include such person in the slate of nominees recommended by Mail.com's board of directors to the stockholders of Mail.com at such annual meeting. NetMoves has designated Thomas Murawski for such appointment.

CONDITIONS TO COMPLETION OF THE MERGER

    The obligations of Mail.com, Mast Acquisition Corp. and NetMoves to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

    - the merger agreement and the merger must be adopted and approved by the holders of a majority of outstanding shares of NetMoves common stock entitled to vote;

    - Mail.com's registration statement must be declared effective, no stop order suspending its effectiveness shall have been issued and no proceedings for suspension of its effectiveness shall have been initiated or threatened by the Commission;

    - no law, regulation, injunction or other order shall be enacted or issued which remains in effect and has the effect of making the merger illegal or otherwise prohibiting completion of the merger substantially on the terms contemplated by the merger agreement;

    - all applicable waiting periods under applicable antitrust laws must have expired or been terminated;

    - Mail.com and NetMoves must each receive from their respective tax counsel an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and such opinions must not have been withdrawn. However, if counsel to either Mail.com or NetMoves does not render this opinion, this condition will be satisfied if counsel to the other party renders the opinion to such party; and

    - the shares of Mail.com Class A common stock to be issued pursuant to the merger must be authorized for listing on The Nasdaq National Market, subject to notice of issuance.

    NetMoves' obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

    - Mail.com's representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date as if made at and as of the closing date, except, as of the closing date, as does not constitute a material adverse effect on Mail.com and Mast Acquisition Corp.; and

    - Mail.com must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Mail.com at or before completion of the merger, except to the extent that any failure to perform or comply (other than a

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
      willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Mail.com and Mast Acquisition Corp.) does not, or will not, constitute a material adverse effect with respect to Mail.com.

    Mail.com's and Mast Acquisition Corp.'s obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

    - NetMoves' representations and warranties must be true and correct as of the date of the merger agreement and at and as of the closing date as if made at and as of the closing date, except, as of the closing date, as does not constitute a material adverse effect on NetMoves;

    - NetMoves must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by NetMoves at or before completion of the merger except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of NetMoves) does not, or will not, constitute a material adverse effect on NetMoves;

    - NetMoves will have obtained all consents, waivers and approvals required in connection with the consummation of the merger, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a material adverse effect on NetMoves;

    - NetMoves shall have delivered to Mail.com evidence satisfactory to Mail.com of the resignation of all directors of NetMoves, effective as of the effective time; and

    - Each of the persons named in NetMoves' disclosure schedule as a potential affiliate of NetMoves shall have delivered to Mail.com a written agreement substantially in the form attached to the merger agreement.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval and adoption of the merger agreement by NetMoves' stockholders:

    - by mutual written consent of Mail.com and NetMoves authorized by their respective boards of directors;

    - by Mail.com or NetMoves, if the merger is not completed before June 15, 2000, except that this right to terminate is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before June 15, 2000, and such action or failure to act constitutes a breach of the merger agreement;

    - by Mail.com or NetMoves, if there is any order, decree or ruling or other action of a court or governmental authority having the effect of permanently restraining, enjoining or prohibiting the completion of the merger, which action is final and nonappealable;

    - by Mail.com or NetMoves, if the requisite vote for approval by the stockholders of NetMoves is not obtained at the NetMoves special meeting;

    - by NetMoves, upon a material breach of any representation, warranty, covenant or agreement on the part of Mail.com in the merger agreement, or if any of Mail.com's representations or warranties are or become materially untrue so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by Mail.com prior to the closing date of the merger, and Mail.com continues to exercise commercially reasonable efforts to cure such breach, NetMoves may not terminate the merger agreement for 30 days after delivery of

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
      written notice from NetMoves to Mail.com of the breach. If the breach is cured during those 30 days, or if NetMoves shall otherwise be in material breach of the merger agreement, NetMoves may not exercise this termination right;

    - by Mail.com, upon a breach of any representation, warranty, covenant or agreement on the part of NetMoves set forth in the merger agreement, or if any of NetMoves' representations or warranties are or become materially untrue so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by NetMoves prior to the closing date of the merger, and NetMoves continues to exercise commercially reasonable efforts to cure such breach, Mail.com may not terminate the merger agreement for 30 days after delivery of written notice from Mail.com to NetMoves of the breach. If the breach is cured during those 30 days, or if Mail.com shall otherwise be in material breach of the merger agreement, Mail.com may not exercise this termination right;

    - by Mail.com upon NetMoves' material and willful breach of the covenant to promptly call a stockholder meeting to vote on the merger and to have the board of directors of NetMoves recommend the approval and adoption of the merger agreement and the approval of the merger, or upon NetMoves' material and willful breach of the non-solicitation provisions of the merger agreement; or

    - by Mail.com if a triggering event shall have occurred.

    A "triggering event" occurs if:

    - NetMoves' board of directors or any committee withdraws or amends or modifies in a manner adverse to Mail.com its recommendation in favor of the approval and adoption of the merger agreement or the approval of the merger;

    - NetMoves fails to include in this proxy statement/prospectus the recommendation of NetMoves' board of directors in favor of the approval and adoption of the merger agreement and the approval of the merger;

    - NetMoves' board of directors fails to reaffirm its recommendation in favor of the approval and adoption of the merger agreement and the approval of the merger within 10 business days after Mail.com requests in writing that such recommendation be reaffirmed at any time following the announcement of another acquisition proposal; or

    - a tender or exchange offer relating to the securities of NetMoves is commenced by a person unaffiliated with Mail.com and NetMoves does not send to its stockholders, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that NetMoves recommends rejection of such tender or exchange offer.

PAYMENT OF TERMINATION FEE

    NetMoves must pay a termination fee of $7.0 million to Mail.com if:

    - NetMoves materially and willfully breaches the covenant to promptly call a stockholder meeting to vote on the merger and to have the board of directors of NetMoves recommend the approval and adoption of the merger agreement and the approval of the merger, or NetMoves materially and willfully breaches the non-solicitation provisions of the merger agreement,

    - Mail.com terminates the merger agreement because of the occurrence of a triggering event, or

    - (1) the merger agreement is terminated by Mail.com or NetMoves because the merger is not consummated by June 15, 2000 or because NetMoves' stockholders do not approve and adopt the merger agreement and approve the merger,

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
       (2) NetMoves consummates an acquisition transaction with another party or enters into the agreement providing for the consummation of an acquisition proposal, and

       (3) (a) NetMoves consummates an acquisition transaction or enters into the agreement providing for the consummation of an acquisition transaction within 18 months following the termination of the merger agreement,

           (b) prior to termination of the merger agreement because the merger is not consummated by June 15, 2000, an acquisition proposal shall have been made known to NetMoves or to NetMoves' stockholders generally or any person shall have publicly announced an intention (whether or not conditional and whether or not such acquisition proposal shall have been rejected or shall have been withdrawn or terminated prior to NetMoves' special meeting or any termination of the merger agreement) to make an acquisition proposal or

           (c) in the case of termination because NetMoves stockholders do not approve and adopt the merger agreement and approve the merger, prior to or during NetMoves' special meeting (or any subsequent meeting of NetMoves' stockholders at which it is proposed that the merger be approved), an acquisition proposal shall have been made directly to NetMoves' stockholders generally or any person shall have publicly announced an intention (whether or not conditional and whether or not such acquisition proposal shall have been rejected or shall have been withdrawn or terminated prior to NetMoves' special meeting or any termination of the merger agreement) to make an acquisition proposal.

    NetMoves must pay to Mail.com an amount equal to all out-of-pocket expenses and fees incurred by Mail.com arising out of, or in connection with or related to, the transactions contemplated by the merger agreement, including, without limitation, all fees and expenses of agents, counsel, commercial banks, investment banking firms, accountants, experts and consultants to Mail.com and its affiliates if the merger agreement is terminated by Mail.com because NetMoves materially breaches any representation, warranty, covenant or agreement in the merger agreement, or if any representation or warranty of NetMoves shall have become materially untrue, in either case such that the conditions of Mail.com and Mast Acquisition Corp. with respect to the accuracy of the representations and warranties of NetMoves and NetMoves' performance of or compliance with its covenants would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and is not curable or is not cured within 30 days of Mail.com's delivery of written notice of the breach to NetMoves.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

    Mail.com and NetMoves may amend the merger agreement (whether before or after adoption of the merger agreement by the stockholders of NetMoves) before completion of the merger by mutual written consent, provided that the merger agreement may not be amended after any such approval in a manner that by law requires further approval of such stockholders without such further approval.

    Either Mail.com or NetMoves may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

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                               VOTING AGREEMENTS

    As a condition to Mail.com's entering into the merger agreement, Mail.com and each director and certain officers of NetMoves have entered into voting agreements. By entering into the voting agreements these NetMoves stockholders have irrevocably appointed Mail.com as their lawful attorney and proxy. These proxies give Mail.com the limited right to vote the shares of NetMoves common stock beneficially owned by these NetMoves stockholders, including shares of NetMoves common stock acquired after the date of the voting agreements, in favor of the approval and adoption of the merger agreement, in favor of the approval of the merger and in favor of each other matter that could reasonably be expected to facilitate the merger and against any competing acquisition proposal. These NetMoves stockholders may vote their shares of NetMoves common stock on all other matters.

    As of the record date, these individuals collectively beneficially owned 323,108 shares of NetMoves common stock which represented approximately 2.0% of the outstanding NetMoves common stock, and options exercisable for approximately 10.8% of the outstanding NetMoves common stock. All of the shares of NetMoves common stock held by directors and certain officers of NetMoves are subject to voting agreements. None of the NetMoves stockholders who are parties to the voting agreements were paid additional consideration in connection with them. However, certain of these stockholders agreed to enter into employment agreements with Mail.com as described below under "Employment Agreements."

    Under these voting agreements, and except as otherwise waived by Mail.com, each stockholder agreed not to sell the NetMoves common stock, options or other securities convertible into NetMoves common stock owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement and the effective time, unless the transferee signs a counterpart of the voting agreement and agrees to be bound by the terms and provisions of the voting agreement. Each of these stockholders also agreed that, until the earlier of the termination of the merger agreement and the effective time, he shall not deposit (or permit the deposit of) any NetMoves common stock, options or other securities convertible into NetMoves common stock in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of his obligations under the voting agreement with respect to any of the NetMoves common stock, options or other securities convertible into NetMoves common stock.

    Also under these voting agreements, each of these stockholders agreed that, until the earlier of the termination of the merger agreement and the effective time, he will not, and will not permit any of his officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly:

    - solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal,

    - participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal,

    - engage in discussions with any person with respect to any acquisition proposal,

    - authorize, approve or recommend any acquisition proposal or

    - enter into any letter of intent or similar document or any contract, agreement or commitment providing for any acquisition transaction or accepting any acquisition proposal.

    Each stockholder agreed as promptly as practicable to advise Mail.com orally and in writing of any request received by him for information which he reasonably believes could lead to an acquisition proposal or of any acquisition proposal, or any inquiry received by him with respect to or which he reasonably believes could lead to any acquisition proposal, the terms and conditions of such request, acquisition proposal or inquiry, and the identity of the person or group making any such request, acquisition proposal or inquiry.

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    These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement and the effective time.

                             EMPLOYMENT AGREEMENTS

    In connection with the merger, Mail.com will enter into employment agreements with certain executives and key employees of NetMoves. These agreements are expected to contain terms similar to those summarized below.

    - Options to purchase NetMoves common stock will be converted into options to purchase Mail.com Class A common stock based on the exchange ratio in the merger.

    - The shares underlying options that are vested immediately prior to the completion of the merger and the shares issued prior to such time upon the exercise of vested options will be subject to certain restrictions on transfer.

    - Options to purchase NetMoves common stock that are not vested immediately prior to the completion of the merger will vest monthly and the shares issued upon the exercise of such options will not be subject to any restrictions on transfer.

    - Upon the occurrence of an Acceleration Event (as defined below):

       - within twenty-four months after completion of the merger, unvested options that are scheduled to vest and become exercisable during the twenty-four month period following the Acceleration Event will vest immediately and become immediately exercisable;

       - at any time after completion of the merger, any newly granted options that are unvested at such time will be forfeited; or

       - within either six or twelve months after the completion of the merger, as the case may be, an employee will receive a severance payment equal to such employee's monthly salary multiplied by six or twelve, as the case may be for such employee, less the number of months such employee has been employed by Mail.com or its subsidiaries after the closing date through the date of such Acceleration Event.

    In the case of Thomas Murawski, Mail.com has agreed to issue, at the completion of the merger, options to purchase Mail.com Class A common stock based on the exchange ratio in the merger and equivalent to 600,000 options to purchase NetMoves common stock with an exercise price equal to the lower of $23.356250 per share and the market price of Mail.com Class A common stock as of the close of business on the date the merger is consummated. These options will vest quarterly over a twenty-four month period. The employment agreement with Mr. Murawski will contain provisions similar to those described above except that upon the occurrence of an Acceleration Event within eighteen months after the completion of the merger, Mr. Murawski will receive a severance payment equal to his monthly salary multiplied by eighteen less the number of months he has been employed by Mail.com or its subsidiaries after the closing date through the date of such Acceleration Event.

    In addition, the employment agreements with each employee will contain provisions relating to intellectual property, non-use and non-disclosure of confidential information and non-competition covering NetMoves, Mail.com and its subsidiaries similar to those contained in the employment agreements of Mail.com's current executives.

    "Acceleration Event" is defined as the termination of an employee's employment with Mail.com and its subsidiaries for any of the following reasons:(i) an employee's involuntary dismissal or discharge for reasons other than cause, disability or misconduct or (ii) an employee's voluntary resignation following a reduction in employee's compensation, a significant reduction in employee's duties (solely in the case of Mr. Murawski), or a relocation of employee's place of employment by more than fifty miles without employee's consent.

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                     DESCRIPTION OF MAIL.COM CAPITAL STOCK

    The following descriptions of Mail.com's capital stock and the relevant provisions of its amended and restated certificate of incorporation and its bylaws are summaries and are qualified by reference to its amended and restated certificate of incorporation and its bylaws.

    Mail.com is authorized to issue up to 120,000,000 shares of Class A common stock, par value $.01 per share, 10,000,000 shares of Class B common stock, par value $.01 per share, and 60,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

    As of December 31, 1999, Mail.com had 35,218,466 shares of Class A common stock outstanding held of record by approximately 259 stockholders and 10,000,000 shares of Class B common stock outstanding held entirely by Gerald Gorman, its Chairman and Chief Executive Officer.

    All of the issued and outstanding shares of Mail.com's Class A common stock are fully paid and nonassessable. Except as described below, the issued and outstanding shares of Mail.com's Class A common stock and Class B common stock generally have identical rights. In addition, under Mail.com's amended and restated certificate of incorporation, holders of Class A common stock have no preemptive or other subscription rights to purchase shares of its stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

    VOTING RIGHTS

    The holders of Mail.com's Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. The holder of Mail.com's Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally, including the election of directors. In addition to any class vote that may be required under law or its amended and restated certificate of incorporation, all classes of capital stock entitled to vote generally on any matter shall vote together as a single class. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Please see "Risk Factors--Risks Related to the Business of the Combined Company--Gerald Gorman controls Mail.com and will be able to prevent a change of control."

    LIQUIDATION PREFERENCES

    If Mail.com is liquidated, dissolved or wound up, the holders of Mail.com's Class A common stock and Class B common stock will be entitled to receive distributions only after satisfaction of all liabilities and the prior rights of any outstanding class of preferred stock. If Mail.com is liquidated, dissolved or wound up, its assets legally available after satisfaction of all of its liabilities shall be distributed to the holders of Mail.com's Class A common stock and Class B common stock pro rata based on the respective numbers of shares of Class A common stock held by these holders or issuable to them upon conversion of Class B common stock.

    CONVERSION RIGHTS/MANDATORY CONVERSION

    Holders of Mail.com's Class A common stock have no conversion rights. Holders of Mail.com's Class B common stock may convert each share into one share of Class A common stock. In addition, each share of Mail.com's Class B common stock will automatically convert into one share of Mail.com's Class A common stock upon a sale or other transfer by Gerald Gorman to any person or entity other than entities controlled by Mr. Gorman.

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    DIVIDENDS

    The holders of both classes of Mail.com's common stock are entitled to receive equal non-cumulative dividends when and as declared from time to time by the board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

PREFERRED STOCK

    Under Mail.com's amended and restated certificate of incorporation, the board of directors is authorized, without further stockholder approval, to issue up to 60,000,000 shares of preferred stock in one or more classes or series. The board also has the authority to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of Mail.com or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of Mail.com
Class A common stock and may adversely affect the voting and other rights of the holders of Mail.com's Class A common stock. Currently, Mail.com does not have any preferred stock outstanding and has no plans to create or issue any shares of any new class or series of preferred stock.

WARRANTS/OPTIONS

    Under an engagement letter dated March 2, 1998 between PaineWebber Incorporated and Mail.com and entered into in connection with the private placement of Mail.com's Class C preferred stock, it issued to PaineWebber Incorporated warrants to purchase 143,484 shares of Mail.com's Class A common stock and it issued to a former employee of PaineWebber Incorporated warrants to purchase 35,872 shares of its Class A common stock. These warrants are exercisable at an exercise price of $3.50 per share and expire July 31, 2003. The warrants are entitled to anti-dilution adjustment in the event of stock splits, stock dividends, stock distributions or combinations.

    Under the Mail.com letter agreement with AT&T dated May 26, 1999, Mail.com issued warrants to purchase 1,000,000 shares of Mail.com's Class A common stock at an exercise price of $11.00 per share. AT&T may exercise the warrants at any time on or before December 31, 2000. If under Mail.com's proposed strategic relationship AT&T provides more than 30,000 active emailboxes with our managed messaging service on or before December 31, 2000, AT&T may pay the exercise price of the warrants by exchanging warrants in lieu of cash. For this purpose, the value of the warrants used to pay the exercise price will be the difference between the exercise price and the market value of Mail.com's Class A common stock at the time of exercise. AT&T may not sell or otherwise transfer to a third party the warrants or the shares issuable upon exercise of the warrants until the earlier of May 26, 2004 or the date upon which it has provided more than 30,000 active emailboxes if this date is on or before December 31, 2000. Please see "Risk Factors--Risks Related to the Business of the Combined Company--Mail.com has issued warrants to purchase 1,000,000 shares of its Class A common stock to AT&T Corp. as part of a proposed strategic relationship with it, but Mail.com cannot assure you that it will enter into the strategic relationship."

REGISTRATION RIGHTS

    PREFERRED STOCKHOLDERS

    The stockholders who formerly held shares of Mail.com's Class A preferred stock, other than Lycos, and the stockholders who formerly held shares of Mail.com's Class C and Class E preferred stock are entitled to various registration rights with respect to their shares of Class A common stock issued upon conversion of each class of preferred stock.

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    - DEMAND REGISTRATION RIGHTS. The holders of a majority of Mail.com's shares issued upon conversion of its Class A preferred stock and the holders of a majority of the shares issued upon conversion of Mail.com's Class C preferred stock, voting as separate classes, have the right to demand that Mail.com register their shares of Class A common stock under the Securities Act. The stockholders who formerly held shares of Mail.com's Class A preferred stock may exercise their demand registration rights up to three times, and the stockholders who formerly held shares of Mail.com's Class C preferred stock may exercise their demand registration right once. In addition, the holders of 20% or more of the shares issued upon conversion of Mail.com Class E preferred stock may demand that it register their shares of Class A common stock under the Securities Act. If 30% or more of the shares registered in any Class C or Class E demand registration are shares requested to be registered by Lycos, then the former holders of each of Mail.com's Class C and Class E preferred stock have the right to a second demand registration.

    - PIGGYBACK REGISTRATION RIGHTS. The stockholders who formerly held shares of Mail.com's Class A, Class C and Class E preferred stock can request to have their shares registered under the Securities Act any time Mail.com files a registration statement to register any of its securities for its own account or for the account of any of its stockholders. The number of times such rights may be exercised is unlimited, but the number of shares that can be registered at any one time is subject to limitations that any underwriters may impose.

    - S-3 DEMAND REGISTRATION RIGHTS. The holders of at least a majority of the shares issued upon conversion of each of Mail.com's Class A preferred stock and Class C preferred stock have the right to have their shares of Class A common stock registered under the Securities Act on Form S-3 once Mail.com becomes eligible. The holders of at least 25% of the shares issued upon conversion of Mail.com's Class E preferred stock also have the right to demand a Form S-3 registration once Mail.com becomes eligible. The number of times these Form S-3 registration rights may be exercised is unlimited, but Mail.com is required to file only one Form S-3 in any twelve-month period.

In the case of the stockholders who formerly held shares of Mail.com's Class A preferred stock, their registration rights will terminate on June 23, 2004, five years from the closing of Mail.com's initial public offering. In the case of the stockholders who formerly held shares of Mail.com's Class C and Class E preferred stock, their registration rights will terminate on December 23, 2001, 30 months from the closing of Mail.com's initial public offering.

    LYCOS

    Lycos has the right to have its shares of Mail.com's Class A common stock registered any time Mail.com files a registration statement for any of its securities for its own account or the account of any of its stockholders. The number of times Lycos may exercise its right is unlimited, but the number of shares that can be registered at any one time is subject to limitations that any underwriters may impose.

    CNET AND NBC MULTIMEDIA

    Mail.com granted registration rights to CNET and NBC Multimedia with respect to the shares of Mail.com's Class A common stock issued upon exercise of their warrants. The holder or holders of a majority of the shares of Class A common stock issued upon exercise of their warrants may require Mail.com to effect one registration under the Securities Act. If 30% or more of the shares to be registered in that demand registration are shares requested to be registered by Lycos, then the holders have the right to a second demand registration.

    The holder or holders of a majority of shares of Mail.com's Class A common stock issued upon exercise of the CNET and NBC Multimedia warrants have the right to have their shares of Class A

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common stock registered under the Securities Act any time Mail.com files a registration statement to register any of its securities for its own account or for the account of any of its stockholders.

    The holder or holders of a majority of shares of Mail.com's Class A common stock issued upon exercise of the CNET and NBC Multimedia warrants have the right to have their shares of Class A common stock registered on Form S-3 once Mail.com becomes eligible. The number of times this registration right may be exercised is unlimited, but Mail.com is required to file only one Form S-3 in any twelve-month period.

    These registration rights will terminate 30 months from the closing of Mail.com's initial public offering, which occurred on June 23, 1999.

    AT&T CORP.

    Mail.com has agreed to grant AT&T registration rights for the shares of its Class A common stock issuable upon exercise of their warrants. The registration rights will be available only if AT&T provides Mail.com with more than 30,000 active emailboxes with its managed messaging service on or before December 31, 2000. The registration rights are substantially similar to the rights that it granted to NBC Multimedia and CNET. Mail.com has also allowed them to designate one observer at meetings of Mail.com's board of directors.

    3CUBE, INC.

    In connection with Mail.com's investment in 3Cube, Inc. it granted 3Cube registration rights. 3Cube has the right to have its shares of Mail.com's
Class A common stock registered under the Securities Act any time Mail.com files a registration statement to register any of its securities for its own account or for the account of any of its stockholders. The number of times these piggyback rights may be exercised is unlimited, but the number of shares that can be registered at any one time is subject to limitations that any underwriters may impose.

    PROPOSED OFFERING OF CONVERTIBLE SUBORDINATED NOTES

    If Mail.com's proposed Rule 144A offering of convertible subordinated notes is completed, holders of the notes will have resale registration rights with respect to the notes and the shares of Mail.com Class A common stock issuable upon conversion. See "Risk Factors--Risks Related to the Business of the Combined Company--The combined company faces various risks and uncertainties in connection with Mail.com's proposed offering of convertible subordinated notes."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND MAIL.COM'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    Mail.com is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to Mail.com and, accordingly, may discourage attempts to acquire Mail.com.

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
    In addition, provisions of the amended and restated certificate and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. Mail.com's bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies created by such removal with its own nominees.

    SPECIAL MEETINGS OF STOCKHOLDERS. Mail.com's bylaws provide that special meetings of stockholders of Mail.com may be called at any time by the Chairman or either Co-Chairman of the board, as the case may be, the Vice Chairman of the board, if any, the President, if any, or the board of directors. Written notice of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Mail.com's common stock and preferred stock are available for future issuance without stockholder approval, subject to the limitations imposed by The Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Mail.com by means of a proxy contest, tender offer, merger or otherwise.

    The General Corporation Law of the State of Delaware provides generally that, in addition to the approval of the board of directors, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Mail.com's amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors and executive officers for monetary damages for breach of fiduciary duty as a director or executive officer, except:

    - for any breach of the director's or executive officer's duty of loyalty to Mail.com or its stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - for unlawful dividends and stock purchases under section 174 of the General Corporation Law of the State of Delaware; or

    - for any transaction from which the director derived an improper personal benefit.

    Mail.com's bylaws provide that:

    - Mail.com must indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

    - Mail.com may indemnify its other employees and agents to the same extent that it indemnifies its officers and directors, unless otherwise required by law, its amended and restated certificate of incorporation, its bylaws or agreements; and

    - Mail.com must advance expenses, as incurred, to its directors and executive officers in connection with any legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

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
    Mail.com has entered into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, it has obtained directors' and officers' insurance providing indemnification for its directors, officers and key employees for various liabilities. Mail.com believes that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

    The limitation of liability and indemnification provisions in Mail.com's certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of stockholder derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit Mail.com and its stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent Mail.com pays the costs of settlement and damage awards against directors and officers under these indemnification provisions.

    At present, there is no pending litigation or proceeding involving any of Mail.com's directors, officers or employees for which indemnification is sought, nor is Mail.com aware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for Mail.com's Class A common stock is American Stock Transfer and Trust Company.

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                       COMPARISON OF RIGHTS OF HOLDERS OF
            NETMOVES COMMON STOCK AND MAIL.COM CLASS A COMMON STOCK

    This section of the proxy statement/prospectus describes certain differences between the rights of NetMoves stockholders and Mail.com stockholders. While we believe that the description covers the material differences between the two companies, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of NetMoves and being a stockholder of Mail.com.

    The rights of the stockholders of NetMoves are governed by NetMoves' Sixth Amended and Restated Certificate of Incorporation, and its Bylaws, as amended. After completion of the merger, NetMoves stockholders will become stockholders of Mail.com and their rights will be governed by Mail.com's Amended and Restated Certificate of Incorporation and its Bylaws. Both companies are incorporated under the laws of the State of Delaware and, accordingly, NetMoves stockholders' rights will continue to be governed by the General Corporation Law of the State of Delaware after completion of the merger.

CLASSES OF COMMON STOCK OF NETMOVES AND MAIL.COM; VOTING RIGHTS

    NetMoves has authorized one class of common stock and one class of preferred stock. Currently, only shares of NetMoves common stock are issued and outstanding. Mail.com has authorized two classes of common stock and undesignated preferred stock. Currently, shares of Mail.com Class A and Class B common stock are issued and outstanding, and no preferred stock is issued or outstanding. Each holder of NetMoves common stock is entitled to one vote per share. Each holder of Mail.com Class A common stock is entitled to one vote per share, and each holder of Mail.com Class B common stock is entitled to ten votes per share. Please see "Risk Factors--Risks Related to the Business of the Combined Company--Gerald Gorman controls Mail.com and will be able to prevent a change of control."

CLASSIFIED BOARD OF DIRECTORS

    Delaware law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. NetMoves' board of directors is divided into three classes, as nearly equal in size as possible, with one class being elected annually for a three-year term. NetMoves' directors are elected for a term of three years and until their successors are elected and qualified. Mail.com does not have a classified board. Mail.com's directors are all elected at its annual meeting of stockholders.

NUMBER OF DIRECTORS

    NetMoves' board of directors may consist of no fewer than four nor more than nine directors and currently consists of four directors. Within these limits, the number of directors on NetMoves' board of directors is determined by resolution of the board itself or by NetMoves stockholders at the annual meeting.

    Mail.com's board of directors consists of seven directors. The size of the board of directors may be altered by the affirmative vote of a majority of the board itself.

REMOVAL OF DIRECTORS

    The directors or the entire board of directors of NetMoves may be removed at any time, with cause, by the holders of a majority of the shares entitled to vote at an election of directors. The directors or the entire board of directors of Mail.com may be removed at any time, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

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FILLING VACANCIES ON THE BOARD OF DIRECTORS

    Any vacancies and newly created directorships in NetMoves' board of directors resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors chosen shall hold office until the next annual election of their class and until their successors are elected and qualified. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling a vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board, then any stockholder(s) holding at least ten percent of the outstanding shares may petition the Delaware Court of Chancery to order that an election to fill the vacancy or the newly created directorship be held, or to replace the directors chosen by the directors then in office.

    Any vacancy on Mail.com's board of directors occurring for any reason, including newly created directorships, may be filled by a majority of the remaining members of the board of directors (even though less than a quorum) or by the sole remaining director, or by the stockholders at the next annual meeting or at a special meeting.

ABILITY TO CALL SPECIAL MEETINGS

    Special meetings of NetMoves stockholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority of the entire capital stock. Written notice shall be given no fewer than 10 nor more than 60 days prior to the meeting.

    Special meetings of Mail.com stockholders may be called at any time by the Chairman or either Co-Chairman of the board, as the case may be, the Vice Chairman of the board, if any, the President, if any, or the board of directors. Written notice of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting.

AMENDMENT OF BYLAWS

    Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board of directors may also be afforded this power.

    The NetMoves bylaws may be altered, amended, or repealed, or new bylaws may be adopted, by the stockholders or by the board of directors. The Mail.com bylaws may be amended or repealed by a majority vote of the directors or of the stockholders at any meeting upon proper notice.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The General Corporation Law of the State of Delaware generally permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action that they had no reasonable cause to believe was unlawful.

    The certificates of incorporation and bylaws of both NetMoves and Mail.com provide for indemnification of directors and officers from and against any and all of the expenses, liabilities or other matters encountered in defending any action, suit or proceeding, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Mail.com extends indemnification protection beyond directors and officers, covering all employees, and even provides for the purchase and maintenance of insurance and/or the execution of individual agreements of indemnification.

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                              BUSINESS OF MAIL.COM

    Mail.com is a global provider of email services. Mail.com offers its email services to both the consumer and business markets. Mail.com's basic consumer email services are free to its members. Mail.com generates the majority of its revenues from its consumer email services, primarily from advertising related sales, including direct marketing and e-commerce promotion. Mail.com also generates revenues in the consumer market from subscription services, such as a service that allows members to purchase increased storage capacity for their emails. In November 1999, Mail.com generated approximately 217 million page views and delivered approximately 672 million advertisements in its consumer email services. Mail.com has begun to offer a range of email services to businesses. Mail.com connects existing email systems to the Internet, monitors Internet emails for viruses or specific content and hosts and manages email systems. Mail.com currently generates revenues in the business market primarily from email service fees related to its email system connection services and email monitoring services. As of December 31, 1999, Mail.com provided email services for approximately 2,090 businesses.

    INDUSTRY BACKGROUND

    Use of the Internet and Internet-related applications is growing rapidly. The International Data Corporation (IDC) projects that the number of Web users will increase from 142 million worldwide at the end of 1998 to 502 million by the end of 2003.

    GROWTH OF EMAIL

    Email is becoming an increasingly important means of communication, with both the number of email users and usage levels per individual projected to increase significantly. Email has the highest usage of any service on the Internet. In an October 1998 Jupiter Communications/NFO Interactive survey, approximately 93% of respondents reported using email regularly. According to the Jupiter/NFO survey, there are over three times as many online users who regularly use email as there are viewing or creating a personal homepage, visiting a sports, music or games related site, or participating in online chat. At the end of 1998, there were approximately 325 million emailboxes worldwide, an increase of 64% from a year before according to a study by ELECTRONIC MAIL & MESSAGING SYSTEMS. Forrester Research projects that daily global Internet email traffic will increase from 100 million messages per day in 1994 to 1.5 billion messages per day in 2002.

    Mail.com believes the growth in email usage reflects several advantages over traditional methods of communication. An email is easier to send than printed correspondence and typically arrives in minutes. Email is easily distributed and forwarded to many recipients or distributed to mailing lists. The electronic format of email offers electronic filing, searching and editing capabilities not generally available for faxes, voicemail and other forms of communications. Email also allows for computer file attachments, permitting the recipient to open and use files if they have the appropriate application software. In addition, email can be integrated with other applications such as automated scheduling, document sharing and messaging applications such as email-to-fax and email-to-pager.

    Mail.com believes that Webmail accounts are a rapidly growing category of emailboxes. According to ELECTRONIC MAIL & MESSAGING SYSTEMS, the number of Webmail accounts increased from 2.4 million at the end of 1996 to 82.7 million at the end of 1998. Webmail allows users to access their email through any computer or other device that has a Web browser and access to the Internet. The feature email users request most is universal access to their email services, according to a survey conducted by Jupiter Communications/NFO Interactive.

    EMERGENCE OF THIRD PARTY EMAIL SERVICE PROVIDERS

    The email industry is highly fragmented with large numbers of ISPs, businesses and schools maintaining their own systems. Mail.com believes that as the complexity and usage of email increases there will be

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an increasing desire on the part of Web sites, ISPs, small businesses and educational institutions to outsource their email to third parties. IDC estimates that the number of outsourced business emailboxes in the United States will grow from approximately 12.0 million business emailboxes in 1999 to
40.0 million business emailboxes in 2003. Mail.com believes its economies of scale, flexible technology platform and email focus enable it to offer these market segments an attractive outsourcing alternative, both domestically and internationally.

    Prior to 1996, nearly all email services were provided directly by users' employers, schools or ISPs. The emergence of Webmail has given third party providers the ability to provide email services to any user with access to the Web. This permits the development of large third-party email providers that often have economy of scale advantages over traditional email providers, including:

    - the ability to spread costs of developing specialized email products and services over large numbers of users;

    - the ability to service many customer locations from one or more large centralized data centers;

    - sufficient global traffic to warrant 24 hour customer support and system maintenance staff;

    - volume purchasing of hardware, software, telecommunications and other services;

    - sufficient user base to attract general interest advertisers as well as specialized advertisers seeking users in specific demographic targets; and

    - sufficient user base to develop direct marketing and e-commerce opportunities.

    ADVERTISING, DIRECT MARKETING AND E-COMMERCE ON THE INTERNET

    The Web is emerging as an attractive new medium for advertisers, offering the ability to target advertising more effectively than many traditional media. Jupiter Communications projects that the amount of advertising dollars spent on the Internet is expected to increase from approximately $1.9 billion in 1998 to $7.7 billion by 2002, a compound annual growth rate of 42%. By advertising on the Web, advertisers have the ability to target their messages to specific groups of consumers. The Web also allows advertisers to measure the number of times that a particular advertisement has been presented and the responses to the advertisement.

    Mail.com also believes that the Web improves advertisers' direct marketing efforts, which have been traditionally conducted through direct mail and telemarketing. The interactive nature of the Web gives advertisers the potential to establish dialogues and one-to-one relationships with potential consumers. Advertisers can then make highly targeted product offers to consumers at the point of sale over the Web at lower costs.

    Mail.com believes that the growth in Web users and usage and the increasing potential for e-commerce will continue to create growth in Web advertising and direct marketing. The Web is becoming a vehicle for e-commerce, since online purchases of goods and services can be less expensive and more convenient than traditional transactions. Mail.com believes that as the volume of e-commerce transactions expands, retailers will offer a greater variety of products and services over the Web. Forrester Research has estimated that online sales for retail goods other than automobiles totaled $8.0 billion in 1998 and projects that these sales will increase to $96.6 billion in 2002.

RECENT DEVELOPMENTS

    Since its initial public offering, Mail.com has announced several strategic partnerships and acquisitions to enhance the email services it offers to its members, to extend its distribution network, to expand its member base and partner network and to offer email services to business customers.

    - Mail.com began offering its Web-based email services at Web sites owned by Dell Computer and Juno Online Services and has entered into agreements to provide similar services to EarthLink, Bell Atlantic and OneMain.com.

    - Mail.com began pursuing strategic partnerships to develop some of its domain name properties, including Asia.com and India.com, into independent Web sites.

    - In July 1999, Mail.com made an investment in 3Cube, Inc., formerly known as B.A.K. Jina International, Inc., a company specializing in Internet fax technology, and intends to begin offering a service that will allow members to send faxes from their emailboxes in the first quarter of 2000.

    - In August 1999, Mail.com acquired The Allegro Group, Inc., a provider of email and email related services to business customers and other organizations. Through this acquisition, Mail.com acquired approximately 1,400 business customers in a wide range of industries, including legal, healthcare, automotive, education and financial markets. On December 30, 1999, Mail.com acquired Lansoft, Inc., a provider of email management, e-commerce and Web hosting services to businesses, and added approximately 690 business customers.

    - In October 1999, Mail.com launched the MAIL.COM MARKETPLACE which allows its members to shop online when they visit Mail.com's Web site to read and write email.

    - In October 1999, Mail.com acquired TCOM, a software technology consulting firm. Mail.com intends to retain TCOM's software developers to help develop its business email services. Mail.com is not continuing the business operations of TCOM but rather making the acquisition in order to obtain technology and development resources.

    - On December 11, 1999, Mail.com entered into the merger agreement to acquire NetMoves, as described elsewhere in this proxy statement/prospectus.

    - On December 15, 1999, Mail.com added an integrated organizer and calendar feature to its consumer email service which lets members at some of its Web sites manage their day-to-day activities, including appointments, birthdays, anniversaries and to do lists, directly from their email accounts.

BUSINESS STRATEGY

    As a global provider of email services, Mail.com seeks to grow its member base and increase usage of its services in both the consumer and business markets. Its strategies include:

    - INCREASING ITS EMAIL SERVICE REVENUES IN THE BUSINESS MARKET. Mail.com has begun to offer a range of email services to businesses. Mail.com connects existing email systems to the Internet, monitors Internet emails for viruses or specific content and hosts and manages email systems. With the acquisition of The Allegro Group, Inc. in August 1999, Mail.com acquired approximately 1,400 business customers and with the acquisition of Lansoft in December 1999, it acquired approximately 690 business customers, creating its current base of approximately 2,090 business customers. Mail.com intends to expand its business customer base and to attract additional customers, such as schools and organizations. Mail.com also intends to continue acquiring businesses, like NetMoves, that already offer messaging services to an established customer base.

    - BUILDING ITS CONSUMER MEMBER BASE. Mail.com intends to add new members by expanding its partner network to include additional ISPs and Web sites. Mail.com plans to continue its marketing, promotional and communications programs in an attempt to increase its brand recognition, and to attract new partners and members.

    - INCREASING CONSUMER MEMBER USAGE. Mail.com believes that adding features to its services will increase member usage and generate more page views and revenue opportunities. Mail.com recently introduced integrated personal organizers and calendars with "to do" lists and event reminders at some of its Web sites in December 1999. Mail.com will begin promoting this in January 2000. Mail.com also intends to begin offering a service that will allow members to send faxes from their emailboxes in the first quarter of 2000. Mail.com plans to continue to expand its portfolio of domain names from which members can select their email addresses. Mail.com is designing its technology to be the foundation for additional messaging services. Mail.com's long-term objective is to become a member's communications portal on the Web by combining email, fax, voicemail, calendars, address books and related tools into one fully-integrated service.

    - INCREASING ITS ADVERTISING RELATED REVENUE OPPORTUNITIES, INCLUDING DIRECT MARKETING AND E-COMMERCE PROMOTION. As its number of active members grows, Mail.com seeks to increase its advertising revenues by using the demographic data it collects to offer advertisers access to larger and increasingly segmented pools of members who fit their desired criteria. Mail.com plans to offer advertisers a broader array of advertising formats and tools. Examples include custom mailings to members who have requested special advertiser offers and instant member polls regarding their planned purchases, brand preferences, price sensitivity and other areas of interest to Mail.com's sponsors. Mail.com has also developed e-commerce relationships. In October 1999, it launched the MAIL.COM MARKETPLACE, a service which allows its members to shop online when they visit some of Mail.com's and its partners' Web sites to read and write email.

    - EXPANDING SUBSCRIPTION AND OTHER REVENUE OPPORTUNITIES. Mail.com plans to offer additional premium services in the consumer market. Mail.com has designed its new subscription system to permit it to add additional services on a regular basis. Mail.com requires fees from some Web sites seeking its email services and intends to continue this practice in the future where appropriate.

    - ENTERING ADDITIONAL MARKET SEGMENTS. Mail.com is exploring possible business opportunities and strategic partnerships, both domestically and internationally, to develop some of its domain name properties, including Asia.com, India.com, doctor.com and lawyer.com, into independent Web sites. Mail.com plans to expand its international member base by adding additional international partners and by providing new features such as email language translation. Mail.com plans to add foreign language sites in addition to the German, Italian, Spanish, French, Dutch and Japanese sites it offers today. Mail.com will also continue to seek to acquire strategic businesses and technology that will help it serve these markets.

MAIL.COM'S CONSUMER SERVICES

    Mail.com offers its consumer members traditional email services and Webmail services. The majority of its members use its Webmail services. Webmail differs from traditional email in several respects. Traditional email services are typically provided by ISPs, employers and schools as part of a larger offering, usually including Internet access. Traditional email users generally download their email from their ISP or other source to their own computer. The user then reads his or her email using a program provided by the ISP or a commercial program such as Eudora, Microsoft Outlook or Netscape Messenger.

    Members of Mail.com sign up for its free Webmail services at one of its partners' or its own Web sites. After a brief sign-up procedure, which includes providing selected demographic data, a member selects an email address and establishes a password. Mail.com's members are not required to install or set up any email software on their computers. In order to access and read their email, its members can visit the site at which they established service using any computer or other device with Web access and a Web browser, such as Microsoft Internet Explorer or Netscape Navigator. In addition, members store their email, address books, folders and other data on Mail.com's computers, rather than on the individual computer they used for a particular visit. With Mail.com's basic service, members perform all their email tasks while online and connected to the Web.

    Mail.com offers a service which gives members access to their existing ISP email accounts from any computer or other device with a Web browser and access to the Internet. Customers of ISPs that offer its service can access their ISP email by going to their ISP's Web site and signing in using their existing ISP email address and password.

    Mail.com has developed a broad array of services to provide Internet messaging capabilities. All of its services share a common foundation of technology, features and applications. The primary services are described below.

BASIC FREE SERVICES

Universal access..............  Universal access to all email sending and receiving capabilities, including reply, forward, attachments, address book, and storage folders, from any computer or other device with a Web browser and access to the Internet. This permits members to read and send email when they are away from home, school or work. Universal access also allows for permanent email addresses. Mail.com's members keep their email
                                addresses even if they change ISPs, leave school or switch jobs.

Email forwarding..............  Set an account to forward email to any emailbox anywhere in the world.

External mail collection......  Consolidate mail from up to five emailboxes into one Webmail account. This feature permits a member with multiple
                                emailboxes to manage their email without having to check all their emailboxes on a regular basis. Mail collection will
                                not work with any third party account that is protected by a
                                "firewall" or similar software that prevents Mail.com from accessing the account. Many ISPs, schools and businesses use software of this nature.

Multiple accounts.............  Create separate email accounts for different family members or colleagues even if they have only one Internet account.

Storage capacity..............  Includes up to four megabytes of storage on its system.

Privacy.......................  Messages are stored centrally on Mail.com's system and are accessed only after a password is verified. With traditional email, messages are downloaded onto a user's computer, where they could potentially be viewed by others who have access to the computer.

Spam blocking.................  Using proprietary software, Mail.com attempts to block unsolicited bulk email (spam) from members' accounts.

Wide choice of email
  addresses...................  At most of Mail.com's and its partners' Web sites, members can select a personalized email address from a list of
                                unique domain names owned either by Mail.com or by one of
                                its partners.

Web-based organizer and
  calendar....................  Universal access to manage calendar, address book and electronic reminders of appointments, birthdays and
                                anniversaries. Features weather and movie information based on member's geographic location. This feature is available at some of Mail.com's Web sites.

PREMIUM PAY SERVICES

MailPro.......................  Increased storage capacity above the current limit of four megabytes of data. Increased ability to send and receive
                                larger file attachments above the current limit of 500
                                kilobytes of data. Priority customer service.

("POP3") access Post Office
  Protocol....................  The ability to download email to a computer, including a laptop or other portable device. The member can then read
                                their email while offline, such as when traveling or
                                commuting, using an email program such as Microsoft Outlook,
                                Eudora or Netscape Messenger. This also permits members to save telephone and ISP charges.

OTHER SERVICES SCHEDULED TO
  LAUNCH IN 2000

MailFax (pay service).........  Send faxes through one universally accessible Web site.

Phone access to email
  (pay service)...............  Send and access email messages using a telephone through text to speech and speech to text technology.

Web-based conference calls
  (pay service)...............  Set up and manage conference calls using Mail.com's Web interface.

Instant messaging
  (free service)..............  Real time "chat" feature.

PORTFOLIO OF DOMAIN NAMES

    Mail.com has a portfolio of approximately 1,200 domain names in a variety of categories including professions, business, entertainment, places and sports. Mail.com offers a portion of these domain names to its members as choices for email addresses. Most of its domain names are offered for free to its members. In an effort to increase member sign ups and retention, Mail.com eliminated subscription fees for most of its premium email addresses. On certain sites, members are offered a single choice and on other sites members are offered choices of domain names, up to a maximum of 300 domain names at a site. Often the default domain name offered on a partner's site is owned by the partner, along with a few other domain names, and the rest are controlled by Mail.com. Mail.com does not offer the same selection of domain names at all of its sites. Mail.com either owns the domain names in its portfolio or has the right to use them to offer email services. Mail.com pays a royalty to the sellers or owners of approximately 10 domain names. Also, Mail.com is required to pay to a third party 30% of the proceeds from the sale of any of approximately 150 domain names.

    Mail.com may also offer its domain names in the future as personalized addresses for member homepages. Many of these domain names also present potential business opportunities as independent Web sites. For example, Mail.com has licensed the domain names London.com, Britain.com and England.com as Web site addresses for Web sites being developed by the London Tourist Board. Pursuant to an agreement with Southam, Inc., the parent of The Daily Telegraph, a large English daily newspaper, Mail.com offers email services to their newspaper readers using the domain name London.com. Mail.com is also exploring possible strategic partnerships to develop other geographic domain names, such as Asia.com and India.com, into independent Web sites. Mail.com intends to acquire more domain names to appeal to additional segments of users.

    Below is a sample of Mail.com's domain names by category.

MAIL                   PLACES               PROFESSION           AFFINITY
----                   ------               ----------           --------
Mail.com               USA.com              Doctor.com           SPORTS
Email.com              Asia.com             Lawyer.com           Fan.com
Webmail.com            Europe.com           Engineer.com         Footballmail.com
Post.com               India.com            Accountant.com       Hockeymail.com
Faxmail.com            London.com           Consultant.com       MUSIC
Schoolmail.com         Paris.com            Financier.com        Bluesfan.com
Workmail.com           Rome.com             Journalist.com       Jazzfan.com

DISTRIBUTION NETWORK

    Mail.com has built its consumer member base by signing up members in partnership with third party Web sites and ISPs as well as by signing up members directly through its own Web sites. Mail.com generally shares a portion of its revenues with its partners in exchange for their making its service available to their users.

    WEBMAIL FOR MAIL.COM'S WEB SITE PARTNERS

    One of Mail.com's strategies since inception has been to offer its email service in partnership with third party Web sites. These partner sites attract a large number of visitors and provide a cost-effective way for Mail.com to rapidly add new members to its service. Mail.com believes that when it launched its email service for InfoSpace in 1996, it became the first party to outsource email for a Web site. Since then Mail.com has built its partner network and as of December 31, 1999 it offered its email service through 44 Web sites in diverse categories such as technology, media, sports, entertainment and business.

    Mail.com enables its partners to offer Webmail without having to incur the expense of developing and maintaining the necessary technology and infrastructure. Mail.com provides the technology development, manages the hardware infrastructure, and provides customer support. Since its technology allows for flexibility in the design of Web pages, Mail.com can allow its partners to customize the look and feel of the user interface to provide a better integration between the partner's Web site and its email service.

    By offering Mail.com's Webmail service to their visitors, Web site partners seek to increase the traffic at their site because they expect that visitors will return to the site to check their email. By attaching customized tag lines to outgoing emails that identify the partner's Web site, Mail.com believes its service can enhance a partner's branding efforts. Mail.com believes that its selection of personalized domain names can also help increase user loyalty if users choose an email address that relates to the Web site's content. In addition, the demographic data that Mail.com requests at sign up can help a partner learn about its user base and give the partner access to information that might otherwise be difficult to obtain.

    WEBMAIL FOR ISPS

    During the second half of 1998, Mail.com used its expertise in outsourcing email for Web sites to develop a proprietary Webmail service for the ISP marketplace. As of December 31, 1999, Mail.com provides this service for Prodigy, Cable & Wireless, GTE, Juno Online Services and 39 regional ISPs and has entered into contracts to provide similar services for EarthLink, OneMain.com, espernet.com and four regional ISPs.

    According to ELECTRONIC MAIL & MESSAGING SYSTEMS, there were approximately 42 million emailboxes provided by ISPs worldwide at the end of 1998. Mail.com believes that its Webmail service significantly enhances ISP email services by providing their email users with universal email access.

    ISP partners can offer their users Webmail without the cost of developing or maintaining technology, infrastructure or customer support. As with Mail.com's Web site partners, ISPs seek to increase user loyalty and to generate additional revenues. Additionally, ISPs may benefit from lower network costs. With Web access to their ISP email accounts, users can more easily access their ISP email during the workday. This may help ISPs lower network costs by shifting some user demand away from peak evening times, when users are at home, resulting in a more even distribution of usage throughout the day.

    As of December 31, 1999, Mail.com's Web site and ISP partners and the Web site addresses through which members could access its services were as follows:

           PARTNER                        ADDRESS                      DESCRIPTION
-----------------------------  -----------------------------  -----------------------------
BUSINESS

Dell Computer                  www.dellnet.com                Computer sales

Lexis-Nexis                    www.lexis.com/xchange          Legal content

Martindale-Hubbell             www.martindale.com             Legal content

SmartResume                    www.smartresume.net            Career services

Standard & Poor's              www.personalwealth.com         Financial information

TECHNOLOGY PUBLISHERS

CMP Media                      www.techweb.com                Technology

CNET                           www.cnet.com, www.news.com,    Technology content and
                               www.download.com               services

IDG                            www.idg.net                    International technology
                                                              content

MEDIA

Barbour/Langley                www.cops.com                   COPS television show

NBC                            www.nbc.com                    National and affiliate TV

Paramount Entertainment        www.startrek.com               Online home of Star Trek

Cox Interactive                www.cimedia.com                Media conglomerate

WorldNow                       www.worldnow.com               Media conglomerate

Rolling Stone                  email.rollingstone.com         Music industry content

E-COMMERCE

Alloy Online                   www.alloy.com                  Teen shopping catalog

Call Sciences                  www.istc.org                   International student travel

Club VDO                       www.vdo.net/clubvdo            Streaming video

INTERNATIONAL

G.r.R. Home Net                to be launched                 Japanese portal

Futebol                        www.futeboltotal.com           Brazilian soccer

Basis Technologies             www.nichibei.net               Japanese Webmail

Southam/Daily Telegraph        www.ukmax.com                  British newspaper

INTERNET

InfoSpace.com                  www.infospace.com              Directory services

iWon.com                       www.iWon.com                   CBS-backed portal

RemarQ                         www.remarq.com                 Newsgroup service

           PARTNER                        ADDRESS                      DESCRIPTION
-----------------------------  -----------------------------  -----------------------------
Snap                           www.snap.com                   Portal

Home Work Central              www.homeworkcentral.com        Education Content

New York.com                   www.newyork.com                Portal

INTERNET SERVICE PROVIDERS

Cable & Wireless               www.webmail.com                Internet service provider

EarthLink                      to be launched                 Internet service provider

espernet.com                   to be launched                 Internet service provider

GTE                            www.gte.net                    Internet service provider

Juno Online Services           www.juno.com                   Internet service provider

OneMain.com                    to be launched                 Internet service provider

Prodigy                        www.prodigy.com                Internet service provider

SPORTS

CBS SportsLine                 www.sportsline.com             Sports content

Denver Broncos                 www.denverbroncos.com          Team site

FANSonly.com                   www.fansonly.com,              College sports content
                               www.calbears.com,
                               www.goducks.com

MaxCSN                         www.maxcsn.com                 Sports portal

NHL                            www.nhl.com                    Professional hockey

Philadelphia Eagles            www.eaglesnet.com              Team site

    PARTNER ECONOMICS

    While each Web site and ISP partner contract is different, contracts typically run one to two years in length. In addition to assuming all costs associated with providing the email service, Mail.com typically pays out a percentage (generally ranging from 20 to 50%) of any advertising and subscription revenues attributable to its Webmail service at the partner's site. Under some of its revenue sharing arrangements, Mail.com's partners are entitled to receive guaranteed minimum amounts, most often based upon the number of member registrations processed during the applicable pay period. In addition, several contracts with specific promotional commitments from its partners require Mail.com to pay upfront or scheduled fees. More recently, Mail.com has entered into contracts where it collects a fee for providing its service. Mail.com currently has one such contract.

    Mail.com generally manages and sells the advertising on the Web sites. Under some of its contracts, Mail.com's partners assume responsibility for managing advertising sales and pay it a percentage of the advertising revenues. A number of its partners do not permit Mail.com to place advertisements in its email service at their site unless it also places those advertisements throughout its network, which prevents Mail.com from specifically targeting members who use those particular sites.

    Members are generally given a choice of domain names when registering for Mail.com's service at a partner site. Typically, the default domain name offered on a partner's site is owned by the partner and the other selections are owned by Mail.com. As of November 30, 1999, Mail.com estimates that approximately 25% of its total emailboxes established, including emailboxes established by members that have signed up at its own Web sites, have email addresses at partner-owned domains. As of December 31, 1999, Mail.com estimates that approximately 18% of its total emailboxes established are at the email.com domain. See "Risk Factors--Risks Related to the Business of the Combined Company--The failure to renew Mail.com's partner contracts, which have limited terms, can result in the loss of members and impair Mail.com's credibility."

    Upon expiration, a small number of contracts obligate Mail.com to relinquish existing members with addresses at partner-owned domains, but most require it to continue providing service to those members until the partner elects to designate an alternative provider or provide service itself. By contrast, Mail.com generally retains the member accounts with addresses at domains owned by it. Thus, Mail.com can continue its efforts to generate revenues from these retained accounts even if its partners choose not to extend or renew their contracts with Mail.com. After their contract ends, many of Mail.com's partners will have the option to maintain a way for members who registered for its service to continue signing in at their site. See "Risk Factors--Risks Related to the Business of the Combined Company--Mail.com's contracts with its Web site and ISP partners require it to incur substantial expenses," "--The failure to renew Mail.com's partner contracts, which have limited terms, can result in the loss of members and impair Mail.com's credibility" and "--Several of Mail.com's most significant partner contracts have expired which could result in reduced advertising and subscription revenues."

    MAIL.COM BRANDED EMAIL

    In addition to offering Webmail services through its partners, members can sign up directly at Mail.com's own Web sites. Since November 1996, members have accessed www.iName.com to sign up for service. iName is short for "Internet Name" and was the name of Mail.com's company until January 1999, when it changed its name to Mail.com, Inc. Mail.com launched its service at www.mail.com in May 1999. In addition, Mail.com offers email service through other Web sites owned by it, including www.USA.com and www.webmail.com. In the fourth quarter of 1999, approximately 46% of new sign ups were at Web sites owned by Mail.com.

MAIL.COM'S BUSINESS SERVICES

    Mail.com offers a range of email services to businesses. As of December 31, 1999, Mail.com provided these services for approximately 2,090 business customers. Mail.com currently generates the majority of its revenues in the business services market by providing to its business customers the ability to connect their existing email systems to the Internet and by providing email monitoring services, such as virus scanning and blocking and content screening, and administrative tools to complement their existing email systems. In addition, Mail.com has recently begun to provide some business customers with a full suite of email services, including the hosting of a customer's emailboxes on its computers and universal access to their emailboxes. The following chart describes Mail.com's current offering of business email services:

SERVICE                                                           DESCRIPTION
-------                                     --------------------------------------------------------
Email monitoring or "gateway" services      Customers may choose various features and services to
                                            complement their existing email systems. These "gateway"
                                            services include the ability to scan and block emails
                                            and attachments that originate from within or outside a
                                            customer's system for viruses, unsolicited bulk email,
                                            and specific content and to hold for delivery during
                                            non-peak periods or block email messages containing
                                            images, videos and other attachments.

SERVICE                                                           DESCRIPTION
-------                                     --------------------------------------------------------
Email system connection services            Customers can connect their existing internal email
                                            system such as Microsoft Exchange, Lotus Notes and
                                            Novell GroupWise to the Internet over a dial-up or
                                            dedicated connection.

Hosted email services                       Mail.com hosts the customer's emailboxes on its own
                                            computers that are located and maintained in its data
                                            centers. Customers can have emailboxes at a single
                                            domain name or multiple domain names allowing email
                                            addresses to reflect the customer's name or the name of
                                            a specific department within the customer's
                                            organization.

                                            Customers may elect to have Web-based access to their
                                            emailboxes, allowing them to access and read their email
                                            from any computer or other device with Web access and a
                                            Web browser.

                                            Each emailbox has a standard storage capacity that can
                                            be increased in pre-defined increments specified by the
                                            customer's email administrator.

Integration services                        Customers may purchase various services including remote
                                            help desk support, on-site system design and
                                            implementation and pre-paid telephone support to support
                                            their email systems.

Administration tools                        Each customer's email administrator has the ability to
                                            monitor all aspects of the email service, including the
                                            addition or removal of emailboxes and the application of
                                            particular services to each individual user. This
                                            feature is available to customers of Mail.com's hosted
                                            email and "gateway" services.

Customer Service                            Mail.com's basic service includes technical support
                                            which is available to the customer's email administrator
                                            and online support which is available to the email
                                            administrator and the individual end users. Mail.com's
                                            premium service allows individual end users to contact
                                            its customer service center for personal support. This
                                            feature is available to customers of Mail.com's hosted
                                            email and "gateway" services.

    Mail.com plans to market its services directly to businesses and other organizations in the future by allowing smaller businesses to subscribe to its email services by submitting a credit card number directly at its Web sites. Mail.com also plans to sell to larger businesses through resellers and a telemarketing effort and its direct sales force.

REVENUES

    Mail.com generates revenues from advertising related sales, subscription services, business service fees and other revenue sources. Other sources include, for example, revenue from the sale or lease of domain names. The following table presents Mail.com's approximate revenues across these categories. Mail.com began generating revenues from email services in the business market in August 1999, when it acquired The Allegro Group, Inc.

                                    YEAR ENDED DECEMBER 31,                 NINE MONTHS ENDED SEPTEMBER 30,
                       -------------------------------------------------   ---------------------------------
                           1996             1997              1998              1998              1999
                       -------------   --------------   ----------------   --------------   ----------------
Advertising
  related............  $    --    --   $     --    --   $1,117,000    75%  $225,000    46%  $5,301,000    80%
Subscription
  services...........    2,000    10%    61,000    35%     285,000    19    187,000    38      434,000     7
Business services....       --    --         --    --           --    --         --    --      569,000     9
Other................   17,000    90    112,000    65       93,000     6     80,000    16      289,000     4
                       -------   ---   --------   ---   ----------   ---   --------   ---   ----------   ---
Total Revenues.......  $19,000   100%  $173,000   100%  $1,495,000   100%  $492,000   100%  $6,593,000   100%

    ADVERTISING RELATED SALES

    The majority of Mail.com's revenues are currently generated from advertising related sales. There are three basic ways in which Mail.com accomplishes this: advertising impression based sales, permission marketing services and e-commerce.

    Mail.com believes that its Webmail service has several benefits as an advertising vehicle including:

    - Low cost content that is meaningful to its members--The content of its Web pages consists primarily of emails written by members or their friends, family and colleagues. Therefore, unlike online publishers, Mail.com does not incur the cost of hiring writers or paying for content that is typical of online publishers. Because most of its content is written specifically for its members by their friends, family and colleagues, it is important to them and it is likely that they will read it.

    - Demographic collection capability--When members sign up for email accounts, Mail.com requires, but does not verify, demographic data such as:

        Zip code or postal code      Date of birth                Street address
        Gender                       Occupation

    Additionally, Mail.com requests other data such as income range and phone number.

    - Effective targeting--Since members must log in and thus identify themselves in order to use the service, Mail.com can direct advertising to individual members on every page they view after signing in. This enables Mail.com to target advertising to individual members based on the demographic data it has collected. As Mail.com's member base grows, it can more finely target using more demographic variables and still have target groups that are large enough to be valuable to its advertisers.

    - Network sales--Since Mail.com's advertising opportunities are generated by members across many partner Web sites as well as its own Web sites, it can sell this space as an advertising network. Mail.com's advertising network includes several recognizable brand name sites that advertisers recognize and trust. Its advertisers can purchase targeted advertising directed to members across its advertising network by making a single purchase of advertising space from Mail.com.

    ADVERTISING IMPRESSION BASED SALES

    Mail.com can deliver advertisements to its members when they access its email service to read and write messages and perform other email functions. Every page viewed during an email session has the capability to carry one or more advertisements. These may be in the form of a banner, typically across the top of each page, or smaller rectangular buttons and portals, typically located in the left margin of the Web pages. Mail.com currently does not deliver Web-based advertisements to its email forwarding and POP3 service members. Mail.com sells to advertisers, direct marketers and their agencies through its own sales force. Advertisers pay Mail.com based upon a variety of delivery measurements. They pay either a fixed amount for every 1,000 advertisements that Mail.com delivers to its members, or an amount for each time one of its members clicks on their advertisement or responds to an offer.

    PERMISSION MARKETING SERVICES

    Mail.com can also deliver advertisements to its members through its Special Delivery (formerly known as Bargain Hunter) permission marketing program. Under this program, members can identify categories of products and services of interest to them and request that notices be sent to their emailbox about special opportunities, information and offers from companies in those categories. Current categories include:

        technology             software         sports           finance          family/kids
        hardware               entertainment    shopping         auto             home

    Mail.com intends to expand the current category of choices in the first quarter of 2000.

    Mail.com sends messages and special offers on behalf of its advertisers, who pay for one-time access to its mailing list to members who have granted it permission to do so. Mail.com's mailing list is an "opt-in" list in that members must affirmatively check a box to indicate interest. Mail.com believes email "opt-in" lists generally command higher advertising rates than "opt-out" lists.

    E-COMMERCE

    Mail.com also generates advertising related revenues by facilitating transactions for third party e-commerce sites. For example, Mail.com is currently promoting video tape sales for BigStar and book sales for Barnes & Noble. To date, most of Mail.com's e-commerce partners have paid upfront fees to secure exclusive promotional rights within their product categories on the Mail.com network. They also may pay acquisition fees on a per customer basis or commissions on the sale of products or services. The agreements Mail.com has entered into so far typically run from six months to three years in length.

    In October 1999, Mail.com launched the MAIL.COM MARKETPLACE, which allows members to shop online when they visit Mail.com's and its partners' Web sites to read and write email. With MAIL.COM MARKETPLACE, its members can purchase various products offered by participating online stores. Mail.com generates revenues in the MAIL.COM MARKETPLACE from commissions for purchases made by its members in the MAIL.COM MARKETPLACE, upfront placement fees and customer acquisition fees. Mail.com believes that e-commerce is a natural supplement to its service.

    Since Mail.com commenced delivering advertisements in 1998, approximately 283 companies have advertised on its network. Selected advertisers included:

        American Express  Ford             MCI              Petsmart         Sony
        BancOne           General Motors   Net2Phone        Sears            Visa
        Citibank          IBM              OnHealth         Showtime         Vtech
                                                            Sports
        Discover          LL Bean          OfficeMax        Authority

    SUBSCRIPTION SERVICES

    While the majority of its members sign up for free service, Mail.com also generates revenues from upgraded email services. Until March 10, 1999, Mail.com charged $23.95, $37.95, $59.95, and $79.95 for one-year, two-year, five-year and lifetime subscriptions to its POP3 service. Commencing March 10, 1999, Mail.com changed its rates to $3.95 per month or $39.95 for a one-year subscription to its POP3 service. Mail.com started offering MailPro on March 10, 1999. Mail.com charges $2.95 per month or $29.95 for a one-year subscription to its MailPro service. Until August 1999, Mail.com charged its members for the use of an email address at a premium domain name. In an effort to attract and retain members, most of Mail.com's premium email addresses are now available for free to members. Mail.com has offered members who paid for a premium domain name the option of receiving a free one-year subscription to MailPro or a refund.

    As of November 30, 1999, approximately 55,000 members have provided credit card information and purchased one or more subscription services. Mail.com expects this number to grow as it offers more subscription or other pay services to a larger membership base. Once Mail.com has collected a member's credit card information and billing address, subsequent purchases of subscription and other services should be greatly simplified.

    BUSINESS SERVICE REVENUES

    Mail.com currently generates revenues in the business market primarily from email service fees related to its email system connection services and email monitoring services. Mail.com receives revenues from its business customers through one-time setup fees, monthly charges and annual fees. Mail.com's email monitoring services are charged to customers on a monthly basis per emailbox. Businesses are billed per emailbox for each email monitoring service they select, including virus scanning services or the ability to control the attachment and content that goes in or out of the customer's email system. Mail.com bills customers who use its email system connection services a monthly access fee and, in some cases, a per message fee.

    Customers who purchase Mail.com's hosted email services are charged initial setup fees as well as monthly charges per emailbox. Customers are billed a flat rate per month for each emailbox, which includes universal access, administration tools and customer support for a customer's email administrator. In addition, customers may purchase additional increments of storage capacity on its computers. These customers are billed on a monthly basis per increment of additional storage capacity. Customers may also choose to purchase telephone and email support for their individual email users. This service is also billed on a monthly basis per emailbox.

    Mail.com is positioning itself to take advantage of other email service revenue opportunities. Mail.com believes that other organizations, particularly small businesses and schools, will increasingly seek to outsource their email requirements. Mail.com believes that it will have the scale to provide better service at a lower cost than these entities could provide themselves. Mail.com does, however, expect that it will be more difficult to enter into outsourcing agreements with schools and small businesses than it has been with Web sites. This is because schools and small businesses may already have established internal networks on which they are dependent and may have higher security concerns.

    OTHER REVENUE SOURCES

    To date, Mail.com's other revenue sources have represented a small portion of total revenues. It has generated other revenue primarily from the sale or lease of domain names.

MARKETING

    Mail.com markets to members, partners, advertisers and businesses. Its primary marketing objectives are to:

    - drive new signups;

    - promote higher usage;

    - build its brand;

    - recruit new partners;

    - support advertising sales; and

    - grow its customer base in the business market.

    To sign up new members, Mail.com primarily advertises on other Web sites. It either purchases this advertising or receives it as part of an agreement with its partner Web sites. At its partner Web sites, Mail.com uses a combination of buttons, links, sign-up portals and banners to promote its email service. Mail.com uses welcome emails and regular communications with its members to promote new features, special offers and contests and intends to provide a mechanism for customer feedback.

    Mail.com believes that is category-defining Mail.com brand name provides it with competitive advantages in efficiently marketing its Internet messaging services. To build its brand among consumers, potential Web site and ISP partners and business customers, Mail.com uses a combination of newspaper, radio, outdoor and television advertising. Another important brand-building vehicle, "Powered by Mail.com," is displayed on the Webmail interface across its partner Web sites.

    Mail.com uses business-to-business print and online advertising to help attract new Web site and ISP partners and retain existing relationships. Mail.com also markets directly to ISPs and businesses using both online and traditional methods of direct marketing, such as telemarketing and mailings, to support its sales efforts.

    Mail.com engages in trade advertising and participates in trade shows to attract new advertisers. In addition, it uses targeted sales materials and direct marketing efforts to promote its network to potential advertisers.

CUSTOMER SUPPORT

    Mail.com's members are very valuable to it and to its partners. Its goal is to provide quality customer support through its online support areas on its Web sites and through a dedicated customer support team. During the fourth quarter of 1999, the average response time for all non-billing inquiries was less than six hours. Mail.com believes this positions it as a leader in Internet consumer customer support. Only approximately 43% of Web sites surveyed in a third quarter 1999 Jupiter Communications report were able to respond to customer queries within 48 hours with a personalized, signed message.

    ONLINE SUPPORT

    Mail.com has created and frequently updates an online searchable knowledge base with over 400 Web pages that allows members to find the answers to many of their questions about its services. Members can find answers by viewing its frequently asked questions or by using its full text search function. Mail.com has also developed a facility to enable members to help themselves with requests for forgotten passwords. Mail.com believes that approximately 80% of its members who seek its help are able to find answers using its online support area and without having to contact its customer service department.

    CUSTOMER SUPPORT TEAM

    Mail.com's customer service department is available by email or telephone
24 hours a day, seven days a week and is staffed by experienced technical support engineers and customer service representatives. Mail.com currently does not offer a toll free number for its members. Its business customers can contact its customer support team via a toll free number 24 hours a day, seven days a week. Both phone and email interactions with customers are randomly monitored to ensure consistent quality and accuracy. The majority of customers who contact Mail.com's customer service department use the customer service request form on its Web site or send an email. When members submit a request electronically, they receive a confirmation email with a tracking number. Mail.com's customized email-tracking system allows it to access a full history of each customer service request, prioritize issues based on customer status, classify issues based on the topic and route issues to customer service representatives depending upon the particular type of issue.

TECHNOLOGY

    Mail.com's Webmail technology has evolved rapidly since it commenced commercial operations. Its hardware network has grown from one computer at the end of June 1996 to approximately 500 computers at the end of December 1999. These computers run an extensive library of proprietary software it has developed to provide member and partner services. Currently, Mail.com is focused on building an integrated hardware and software network that is reliable and can be expanded to support tens of millions of members. Mail.com cannot be sure that its technology will operate adequately at these levels.

    HARDWARE NETWORK

    Mail.com's hardware network is designed to provide high availability and performance and to accommodate rapid growth of its member base and development of our business customer base. The six primary elements of its hardware infrastructure are:

    - Mail transfer machines: Redundant banks of computers receive, transfer and send email.

    - Web page servers: Redundant banks of computers generate customized Webmail pages.

    - Database machines: Emailbox account data is stored in disk storage arrays. The data is managed using database software.

    - Email storage: Email messages are stored separately from account data in disk storage arrays.

    - Bill presentment servers: Redundant computers run the secure on-line billing system.

    - Data network: Mail.com's computer network uses high speed routers and switches and is connected to the Internet through high capacity links from BBN Planet, MCI WorldComm, AT&T, Sprint, and UUNET.

    For its core infrastructure, Mail.com uses industrial grade hardware from leading manufacturers. Generally, its hardware infrastructure is built using redundant components. However, some components, including the database and email storage machines, are not currently redundant. A failure of any of these components could disrupt Mail.com's service until a replacement component is received and installed. Mail.com has experienced service outages resulting from failures in these systems. It plans to install additional computer hardware to reduce the impact of any future computer system failures. Mail.com's member account data is saved to tape and stored off site on a daily basis. Member emails are stored on redundant hard drives within its email storage machines in case a hard drive should fail. However, Mail.com cannot be sure that it will be able to restore member data in the event of a hardware failure or that a restoration can be completed on a timely basis. See "Risk Factors--Risks Related to the Business of the Combined Company--Mail.com's computer systems may fail and interrupt its service."

    SOFTWARE

    No commercial software is available to meet the demands of Mail.com's large member base and diverse partner network adequately. As a result, it has developed a substantial amount of software internally and will attempt to develop additional software. Where available, Mail.com uses software from off-the-shelf software suppliers such as Oracle. Examples of Mail.com's software related developments include:

    - Webmail technology which offers improved response times to members and gives it the ability to deploy new features in less time.

    - A customizable Webmail interface that integrates with the technology and branding of its partners' Web sites. This allows members a more seamless experience in signing in and navigating.

    - A design for secure email. It has applied for a related patent.

    - A technology license from 3Cube, Inc., that will allow it to offer Web-based and email to fax services across its network of Web site and ISP partners.

    - A technology license from Content Technologies, Inc. that allows it to scan and block emails and attachments that originate from within or outside a customer's system for viruses, unsolicited bulk email and specific content and to hold for delivery during non-peak periods or block email messages containing images, videos and other attachments.

    DATA CENTER

    Mail.com's computers are located in commercial data centers in Manhattan and Dayton, Ohio. Its data centers provide 24-hour security, fire protection, computer-grade air handling and backup power sources. It has also started establishing a data center at one of its own offices in Jersey City, New Jersey. When completed, this data center will provide additional capacity and will serve as a testing facility and as a backup site in the event of an emergency at Mail.com's primary data centers.

    OPERATIONS

    Mail.com's operations group monitors its sites 24 hours a day, seven days a week. Systems operators use automated monitoring tools to continuously test site performance and repeatedly perform manual checks of major functions.

    UNSOLICITED BULK EMAIL (SPAM)

    Unsolicited bulk email, or spam as it is often called, is a significant problem for any provider of email services. To address this chronic problem, Mail.com has developed proprietary software and has implemented internal procedures for detecting and terminating accounts engaged in this activity. Mail.com has full time staff dedicated to the detection and reduction of spam.

    SECURITY

    While no computer system is impenetrable, Mail.com's system is designed to guard against intruders who might seek to either damage or slow its service, or gain access to members' accounts or information. Mail.com has also implemented automated monitors that are designed to provide an early warning if attempts are made to breach its systems.

COMPETITION

    Mail.com competes for members, partners, advertisers and business customers.

    Members typically receive an emailbox from their employer, school or an ISP such as AOL, Excite@Home or Microsoft's MSN network. In addition, they can subscribe to email services at most of the major Web sites. The leading sites offering email services include Microsoft's MSN network, which claims to have over 40 million Web-based emailboxes at its Hotmail site, Yahoo!, Excite, Disney's GO Network, which includes InfoSeek, and the Lycos Network. Alternatively, members can sign up for email services through Web sites that have partnered with Mail.com's outsourcing competitors. For example, Netscape offers email at its Web site outsourced from USA.NET. Microsoft and Netscape have modified their browsers to promote their email offerings to users, and Compaq and other major PC manufacturers now include keyboard buttons linking users directly to their email offerings. Users that do not have Web access can also receive free email services from Juno Online Services. Mail.com's success in attracting members over these competitors is highly dependent on its partners' level of visitor traffic and their commitment to promoting its email service.

    Mail.com competes for Web site and ISP partners with USA.NET, Bigfoot, CommTouch, Critical Path and Lycos' WhoWhere subsidiary. In offering its services to business customers, schools and other organizations, Mail.com competes with MCI Mail, USA.NET and Critical Path and major ISPs such as Netcom. In addition, companies such as Software.com, Microsoft, Netscape, Lotus, Oracle and Sun Microsystems are currently offering email software products that would permit potential partners to provide their own email services, as opposed to through an outsourcer. Success in attracting new partners and outsourcing customers is dependent on scale, ability to rapidly deploy services, partner portfolio and pricing structure. Some potential partners and outsourcing customers may elect not to outsource for other strategic reasons such as a need for direct control over the user experience or a desire to integrate their email service with other service offerings.

    Mail.com competes for Internet advertising revenues with large Web publishers and Web portals, such as America Online, Excite@Home, Lycos, Yahoo!, Disney's GO Network and Microsoft. Further, Mail.com competes with a variety of Internet advertising networks, including DoubleClick and 24/7 Media. Mail.com also encounters competition from a number of other sources, including advertising agencies and other companies that facilitate Internet advertising. Mail.com also competes with traditional advertising media, such as print, radio, television and outdoor advertising for a share of advertisers' total advertising budgets.

    The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as Mail.com expands its service offerings, it expects to encounter increased competition in the development and delivery of these services. Many of Mail.com's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than it does. Some of Mail.com's competitors have the ability to bundle a variety of Web-based services such as Internet access, browser software, homepage design and Web site hosting, in addition to email services. The ability of these competitors to offer a suite of services may give them an advantage over Mail.com. Smaller companies may enter into strategic or commercial relationships with larger, more established and well financed companies. For example, Hotmail was acquired by Microsoft, and WhoWhere was recently acquired by Lycos. Further, some of its competitors may offer services similar to those of Mail.com at a lower price or for free. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on Mail.com. Mail.com cannot be sure that it will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on its business, results of operations and financial condition. See "Risk Factors--Risks Related to the Business of the Combined Company--Several of Mail.com's and NetMoves' competitors have substantially greater resources, longer operating histories, larger customer bases and broader product offerings."

INTELLECTUAL PROPERTY

    Mail.com's intellectual property is among its most valued assets. Mail.com protects its intellectual property, technology and trade secrets primarily through copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. Parties with whom Mail.com discusses, or to whom it shows, proprietary aspects of its technology, including employees and consultants, are required to sign confidentiality and non-disclosure agreements. If Mail.com fails to protect its intellectual property effectively, its business, operating results and financial condition may suffer. In addition, litigation may be necessary in the future to enforce Mail.com's intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others.

    Mail.com has developed proprietary technology to offer its email services and to allow it to deliver specific advertisements targeted to members based upon demographic data that it has collected. Mail.com restricts access to and distribution of its technology. Mail.com does not presently license its technology to third parties.

    Notwithstanding these protections, there is a risk that a third party could copy or otherwise obtain and use Mail.com's technology or trade secrets without authorization. In addition, others may independently develop substantially equivalent technology. The precautions Mail.com takes may not prevent misappropriation or infringement of its technology.

    Mail.com jointly owns its member database with its respective partners. This database includes contact and demographic information submitted by its members when they sign up for email service. Any third parties receiving member contact and demographic information are required to sign confidentiality, non-disclosure and use restriction agreements, committing them to adhere to Mail.com's privacy policy and prohibiting them from using the contact and demographic information in any way except as Mail.com expressly specifies. In the absence of these agreements, current law provides inadequate protection. As a result, Mail.com will have difficulty protecting its rights if any of the information contained in its member database is pirated or obtained by an unauthorized party.

    In July 1999, Mail.com submitted an application to the U.S. Patent and Trademark Office for a patent for a secure email system. Mail.com conducts an ongoing review of all of its proprietary technology to determine whether other aspects of its technology should be patented. Mail.com has a registered trademark for iName, its predecessor company name. In October 1999, Mail.com filed a trademark application with the U.S. Patent and Trademark Office for its Mail.com logo.

    Mail.com owns or has the rights to over 1,200 Internet domain names, approximately 600 of which it currently uses to provide email addresses to its members. All of Mail.com's domain names are registered with Network
Solutions, Inc. under a registration agreement which is renewed annually for a fee of $35.00 per domain name. Mail.com tries to review all domain names to ensure that they are not subject to claims of ownership and other legal challenges by holders of any trademarks. Mail.com's rights to its domain names have been challenged by third parties in the past and it expects they will be challenged in the future. Mail.com will seek to protect by all appropriate means its rights to its domain names.

    Mail.com incorporates licensed, third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold Mail.com harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The outcome of any litigation between these licensors and a third party or between Mail.com and a third party may lead to its having to pay royalties for which it is not indemnified or for which such indemnification is insufficient, or it may not be able to obtain additional licenses on commercially reasonable terms, if at all. In the future, Mail.com may seek to license additional technology to incorporate in its services. The loss of or inability to obtain or maintain any necessary technology licenses could result in delays in introduction of new services or curtailment of existing services, which could have a material adverse effect on Mail.com's business, results of operations and financial condition.

    To the extent that Mail.com licenses any of its content from third parties, its exposure to copyright infringement actions may increase because it must rely upon these third parties for information as to the origin and ownership of the licensed content. Mail.com generally obtains representations as to the origins and ownership of any licensed content and indemnification to cover breaches of any representations. However, such representations may be inaccurate or any indemnification may be insufficient to provide adequate compensation for any breach of these representations.

    Mail.com cannot assure you that infringement or other claims will not be asserted or prosecuted against it in the future or that any future assertions or prosecutions will not materially adversely affect its business, results of operations and financial condition. It is also possible that claims could be asserted against Mail.com because of the content of emails sent over its system. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require Mail.com to develop non-infringing technology or enter into royalty or licensing agreements. Any royalty or licensing agreements, if required, may not be available on terms acceptable to Mail.com, if at all. In the event of a successful claim of infringement against Mail.com and its failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, its business, results of operations and financial condition could be materially adversely affected.

MAIL.COM EMPLOYEES

    As of December 31, 1999, there were 276 people dedicated full-time to Mail.com's business. Of these personnel, 131 persons worked in technology, product development and Web production; 57 persons worked in sales, marketing and business development; 22 persons worked in customer support; 60 persons worked in operations and administration; and 6 persons were executives. Mail.com has never had a work stoppage and no personnel are represented under collective bargaining agreements. Mail.com considers its employee relations to be good.

    Mail.com believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of its senior management and key sales and technical personnel. To help Mail.com retain its personnel, all of its full-time employees have received stock option grants. To increase its geographic reach and ability to attract talented employees, Mail.com has opened a technology office in Morristown,

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
New Jersey and a sales office in San Francisco, California. None of Mail.com's personnel are bound by employment agreements that prevent them from terminating their relationship at any time for any reason.

    Competition for qualified personnel is intense, and Mail.com may not be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business in the future. See "Risk Factors--Risks Related to the Business of the Combined Company--Mail.com's rapid expansion is straining its existing resources, and if the combined company is not able to manage its growth effectively, its business and operating results will suffer."

FACILITIES

    Mail.com's headquarters are located in leased space in Manhattan consisting of approximately 36,000 square feet. Mail.com has approximately 18 months remaining on its original five-year lease which ends June 30, 2001. Mail.com believes there is enough vacant space available in its building and the neighboring area for it to expand its operations as necessary. Mail.com's landlord is entitled to relocate it to a similar space for any reason upon 60 days written notice. Mail.com's landlord may cancel its lease upon 90 days written notice if there are plans to demolish the building.

    Mail.com has a technology development team located in approximately 5,800 square feet of leased space in Morristown, New Jersey. Mail.com has a three-year lease on approximately 2,400 of the 5,800 square feet that ends on September 14, 2001, and it has the right to terminate this lease at any time after the first year with three months notice. Mail.com has a two-year lease on the remaining 3,400 square feet which ends on August 14, 2001. Mail.com has no early cancellation rights on this additional space. Mail.com also has a technology development team located in approximately 3,900 square feet of space in Morris Plains, New Jersey. This lease expires on March 31, 2002.

    Mail.com has subleased 13,000 square feet of space in Jersey City, New Jersey. Approximately 2,000 square feet of this space has been built into a data center which Mail.com expects will become active later this year. This sublease expires on December 30, 2005.

    Mail.com's West coast advertising sales team occupies approximately 10,000 square feet of leased space in San Francisco, CA. Mail.com has subleased this space and its sublease expires on May 31, 2003.

    One of Mail.com's data centers is housed in approximately 1,200 square feet of space leased from a commercial data center in Manhattan. Under its current terms, the lease covering this space terminates on June 14, 2001. Mail.com has leased an additional 1,925 square feet in this facility, for a total of 3,125 square feet. The data center provides 24-hour security, fire protection, computer-grade air handling and backup power facilities.

    Mail.com has committed to lease approximately 4,500 square feet of space at a data center operated by AT&T. The term of this commitment is for calendar year 2000.

    Mail.com has leased 9,600 square feet of space in Dayton, Ohio. Under its current terms, the lease expires on May 31, 2002.

LEGAL PROCEEDINGS

    From time to time Mail.com has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. These include claims of alleged infringement of third-party patents, trademarks, copyrights, domain names and other similar proprietary rights. These claims, even if not meritorious, could require Mail.com to expend significant financial and managerial resources. Mail.com believes that there are no claims or actions pending or threatened against it that will have a material adverse effect on its business, results of operations or financial condition.

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
                             MAIL.COM'S MANAGEMENT

    The following table identifies the executive officers and directors of Mail.com as of December 31, 1999:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Gerald Gorman.............................     44      Chairman and Chief Executive Officer

Gary Millin...............................     30      President, Director

Lon Otremba...............................     42      Chief Operating Officer, Director

Charles Walden............................     46      Executive Vice President, Technology,
                                                       Director

Debra McClister...........................     45      Executive Vice President, Chief Financial
                                                       Officer

David Ambrosia............................     43      Executive Vice President, General Counsel

William Donaldson.........................     68      Director

Stephen Ketchum...........................     38      Director

Jack Kuehler..............................     66      Director

The following table identifies other key employees of Mail.com:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Aaron Fessler.............................     27      President, The Allegro Group, Inc.

Jason Gorevic.............................     28      Senior Vice President and General Manager,
                                                       Business and ISP Services

Michael Agesen............................     36      Vice President, Business Development

Eri Golembo...............................     51      Vice President, Consumer Marketing

Courtney Nichols..........................     29      Vice President, Advertising Sales

EXECUTIVE OFFICERS AND DIRECTORS

GERALD GORMAN--CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    Mr. Gorman has served as Chairman of Mail.com since founding the company in December 1995 and as its Chief Executive Officer since February 1997. Prior to founding Mail.com, Mr. Gorman spent 12 years in the Investment Banking Division of Donaldson, Lufkin & Jenrette Securities Corporation where he founded and managed the Satellite Financing Group. Mr. Gorman also held positions at General Electric Capital Corporation from 1983 to 1985 and at Utah International from 1982 to 1983. Mr. Gorman received his Bachelor of Mechanical Engineering degree from Melbourne University and his M.B.A. from Columbia University.

GARY MILLIN--PRESIDENT, DIRECTOR

    Mr. Millin has served as President of Mail.com and as a member of its board of directors since founding the company in December 1995. Prior to founding Mail.com, Mr. Millin spent three years at the venture capital firm Consumer Venture Partners (CVP) from 1991 to 1994. Mr. Millin received his B.S. in Economics from the Wharton School and his M.B.A. from Harvard Business School, where he was a Baker Scholar.

LON OTREMBA--CHIEF OPERATING OFFICER, DIRECTOR

    Mr. Otremba has served as Chief Operating Officer of Mail.com and as a member of its board of directors since October 1997. Prior to joining Mail.com, Mr. Otremba served as Executive Vice President, Network Sales at CNET from July 1994 to August 1997. Prior to joining CNET, Mr. Otremba served as Associate Publisher of PC Magazine from 1991 to 1993. He also held positions at CMP Media from 1987 to 1990, Lebhar-Friedman from 1982 to 1987 and Procter & Gamble from 1980 to 1981. Mr. Otremba received his B.A. in Economics from Michigan State University.

CHARLES WALDEN--EXECUTIVE VICE PRESIDENT, TECHNOLOGY, DIRECTOR

    Mr. Walden has served as Executive Vice President of Technology of Mail.com and as a member of its board of directors since February 1998. Before joining Mail.com, Mr. Walden worked for Dialogic Corporation from 1985 to 1997 in several capacities, including Director of Software Development, Vice President of Engineering and, during his last two years, as Chief Technical Officer.
Mr. Walden received his B.A. in Computer Science from the University of Texas at Austin.

DEBRA MCCLISTER--EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Ms. McClister has served as Executive Vice President and Chief Financial Officer of Mail.com since July 1998. Prior to joining Mail.com, Ms. McClister held a variety of executive positions at Philips Media, and most recently served as Chief Operating Officer of Philips Media Software from 1996 to 1997. She was the Senior Vice President and Chief Financial Officer for Philips Media, North America from 1995 to 1996, Corporate Vice President and Controller for Philips Electronics, North America from 1988 to 1995 and she held various positions at Philips Electronics from 1984 to 1988. Ms. McClister also worked in financial management for Hitachi America from 1981 to 1984. Ms. McClister received her B.S. in Commerce from Rider University and is a Certified Public Accountant.

DAVID AMBROSIA--EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

    Mr. Ambrosia joined Mail.com as Executive Vice President and General Counsel in May 1999. Prior to joining Mail.com, Mr. Ambrosia was engaged in the private practice of law in the field of corporate law with an emphasis on securities offerings and mergers and acquisitions. From January 1990 through June 1999, he was a partner at Winthrop, Stimson, Putnam & Roberts. From September 1982 until December 1989, he was an associate at Winthrop, Stimson, Putnam & Roberts.
Mr. Ambrosia received his B.S. from the School of Industrial and Labor Relations at Cornell University, his M.B.A. from the Johnson Graduate School of Management at Cornell University and his J.D. from the Cornell Law School.

WILLIAM DONALDSON--DIRECTOR

    Mr. Donaldson has been a member of the board of directors of Mail.com since April 1998. He presently serves as Senior Advisor to Donaldson, Lufkin & Jenrette, Inc. He is Chairman for the Carnegie Endowment for International Peace and is a director of Aetna, Inc., the Phillip Morris Companies and Bright Horizons Family Solutions. From 1991 to 1995, he served as Chairman and Chief Executive Officer of the New York Stock Exchange. In 1981, he founded the private investment firm, Donaldson Enterprises, and served as its Chairman until 1990. In 1975, Mr. Donaldson was named founding Dean and Professor of Management at the Yale Management School. In 1973, he was appointed U.S. Undersecretary of State and subsequently served as Counsel to Vice President Nelson Rockefeller. In 1959, he co-founded Donaldson, Lufkin & Jenrette where he served as its Chief Financial Officer until 1973. He received his B.A. from Yale University and his M.B.A. with distinction from the Harvard Business School.

STEPHEN KETCHUM--DIRECTOR

    Mr. Ketchum has been a member of the board of directors of Mail.com since May 1997. Mr. Ketchum is a Senior Vice President of Donaldson, Lufkin, & Jenrette Securities Corporation's Satellite Financing Group. Prior to joining Donaldson, Lufkin & Jenrette Securities Corporation in 1990, Mr. Ketchum was employed at Dean Witter Reynolds. Mr. Ketchum serves on the board of Manufacturer's Services Limited, a contract manufacturing company based in Boston. Mr. Ketchum received his B.A. in Finance and Marketing from New England College and his M.B.A. from the Harvard Business School.

JACK KUEHLER--DIRECTOR

    Mr. Kuehler has been a member of the board of directors of Mail.com since April 1998. Mr. Kuehler retired in August 1993 as Vice Chairman and a director of International Business Machines Corporation, having held various positions since joining IBM in 1958. Prior to his appointment as Vice Chairman of IBM in January 1993, Mr. Kuehler served as President from 1989 to 1993 and as Executive Vice President from 1987 to 1988. Mr. Kuehler is a director of Aetna, Inc., In Focus Systems, Inc., Olin Corporation and The Parsons Corporation. He is a member of the National Academy of Engineering, a fellow of the Institute of Electrical and Electronics Engineers, Inc. and a fellow of the American Academy of Arts and Sciences.

KEY EMPLOYEES

AARON FESSLER--PRESIDENT, THE ALLEGRO GROUP, INC.

    Mr. Fessler has served as President of Mail.com's Allegro subsidiary since August 1999, when Mail.com acquired The Allegro Group, Inc. Mr. Fessler founded Allegro in 1995 and served as its President and Chief Executive Officer prior to the acquisition. Prior to founding Allegro, Mr. Fessler served as a network operations manager at the HSLDA, a law firm based in Washington, D.C., where he was responsible for software engineering and database prototype development.

JASON GOREVIC--SENIOR VICE PRESIDENT AND GENERAL MANAGER, BUSINESS AND ISP
  SERVICES.

    Mr. Gorevic joined Mail.com in April 1998 and has served as its Senior Vice President and General Manager of its Business and ISP Services division since July 1999. From April 1998 to July 1999, he served as Vice President of Operations of Mail.com. Prior to joining Mail.com, Mr. Gorevic was the Director of Service Strategy for Oxford Health Plans from 1993 to 1998. Mr. Gorevic received his B.A. in International Relations from the University of Pennsylvania.

MICHAEL AGESEN--VICE PRESIDENT, BUSINESS DEVELOPMENT.

    Mr. Agesen, Vice President of Business Development of Mail.com, has been with the company since November 1998. Prior to joining Mail.com, Mr. Agesen was Vice President of Affiliate Development at Snap from March 1997 to November 1998. Mr. Agesen was Vice President of Licensing and Business Development at CNET from December 1995 until March 1997. From 1992 to 1995, Mr. Agesen was Product Marketing Manager for AT&T WorldNet and AT&T Consumer Interactive Services. Mr. Agesen received his B.A. from the University of Virginia.

ERI GOLEMBO--VICE PRESIDENT, CONSUMER MARKETING.

    Mr. Golembo, Vice President of Consumer Marketing, began as a consultant to Mail.com in May 1999 and joined Mail.com as a full-time employee in September 1999. From 1995 to 1999, Mr. Golembo owned a consulting firm specializing in helping advertising agencies with Internet-related opportunities. Also during 1997 and 1998, Mr. Golembo served as Senior Vice President, Interactive, for Gillespie Advertising. Additionally, he served as President of Imager, Inc., a children's software publishing company from 1992 to

1995, was a partner at CMP Communication, a high tech advertising agency, from 1988 to 1992 and founded and served as Vice President of Marketing at Prodigy Computer Centers from 1977 to 1988. Mr. Golembo received a B.Sc. in Engineering from the University of Witwatersrand, Johannesburg and an M.B.A. from the University of Tel Aviv.

COURTNEY NICHOLS--VICE PRESIDENT, ADVERTISING SALES.

    Ms. Nichols, Vice President of Advertising Sales of Mail.com, has been with the company since February 1998. Prior to joining Mail.com, Ms. Nichols was a Sales Manager for CNET from January 1997 to January 1998. From 1995 to 1997, she served as Director of Sales at Interactive Imaginations, now 24/7 Media. From 1993 to 1995, she served as a liaison to General Motors' board of directors and worked in GM's Treasurer's Office. Ms. Nichols received her B.A. from Davidson College.

DIRECTOR TERMS

    Members of the board of directors, other than the members of the initial board of directors, shall be elected at the annual meeting of stockholders and shall hold office until their successor is elected and qualified or until their earlier resignation or removal.

BOARD COMMITTEES

    The compensation committee is currently composed of two outside directors:William Donaldson and Stephen Ketchum. Under agreements with stockholders who formerly held shares of its Class A and Class C preferred stock, Mail.com is required to elect at least two non-management directors to the compensation committee.

    The members of the audit committee of the board of directors are Stephen Ketchum, William Donaldson and Gary Millin. The audit committee will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendation of Mail.com's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of Mail.com's independent auditors and the accounting practices of Mail.com.

DIRECTOR COMPENSATION

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, Mail.com does not currently compensate directors who are part of the management team. In 1997 and 1998, two outside, non-management directors were granted options as compensation for their serving as board members. In 1997, Mr. Donaldson and Mr. Kuehler were each granted options to purchase 100,000 shares of Class A common stock at an exercise price of $1.00, vesting monthly for one year, from May 1997 through May 1998. In May 1998, these two directors were each granted options to purchase 25,000 shares of Class A common stock at an exercise price of $3.50, vesting monthly for one year, from May 1998 to May 1999. On March 1, 1999, four outside, non-management directors were granted options for their service. Mr. Kuehler and Mr. Donaldson were each granted options to purchase 20,000 shares of Class A common stock at an exercise price of $5.00 per share, vesting on a monthly basis for one year from May 1999 through May 2000. Mr. Ketchum and John Whitman, a former director, were each granted options to purchase 10,000 shares of Class A common stock at $5.00 per share, vesting on a monthly basis for one year from March 1999 through March 2000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mail.com's compensation committee is comprised of two non-management directors. All decisions relating to the compensation of Mail.com's executive officers are made by the compensation committee and Gerald Gorman.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS

    Mail.com's current employment agreement with Gerald Gorman is dated
April 1, 1999. The agreement provides that Mr. Gorman is to receive a base salary of $200,000 per year. Mr. Gorman's base salary and bonus amount are adjustable on an annual basis at the sole discretion of the compensation committee. Additionally, the agreement provides that after Mr. Gorman leaves the employ of Mail.com, he will not work for a competitor during the two year period following his employment or disclose any of its confidential information.

    Mail.com's current employment agreement with Gary Millin is dated April 1, 1999. Under this agreement, Mr. Millin receives an annual base salary of $130,000. Mr. Millin's base salary and bonus amount are adjustable in the sole discretion of the Chief Executive Officer of Mail.com and the compensation committee. Additionally, the agreement provides that after Mr. Millin leaves the employ of Mail.com, he will not work for a competitor during the two year period following his employment or disclose any of its confidential information.

    Mail.com's current employment agreement with Lon Otremba is dated April 1, 1999. The agreement provides that Mr. Otremba will receive an annual base salary of $200,000 and a bonus of up to 30% of his base salary. Under his initial employment agreement with Mail.com, dated September 24, 1997, Mr. Otremba was granted an initial option of acquiring 473,200 shares of its Class A common stock, which vest quarterly over the first three years of his employment and are exercisable at the price of $2.00 per share. The initial agreement with Mail.com also provided for the grant of additional contingent options, which were linked to advertising revenues that Mail.com recognized through 1998, granting
Mr. Otremba options to purchase up to 402,975 shares of its Class A common stock at $2.00 per share. These additional options vest quarterly over three years from the date of grant. Finally, the current agreement provides that after Mr. Otremba leaves the employ of Mail.com, he will not work for a competitor during the two year period following his employment or disclose any of Mail.com's confidential information.

    Mail.com's current employment agreement with Debra McClister is dated
April 1, 1999. The agreement provides that Ms. McClister will receive an annual base salary of $180,000 which will be reviewed each year, and an annual bonus between 15%-45% of base annual salary. Under Ms. McClister's initial employment agreement with Mail.com, dated June 29, 1998, she was granted an option to purchase 200,000 shares of its Class A common stock at an exercise price of $3.50 upon the commencement of her employment. In accordance with the initial agreement, Mail.com granted Ms. McClister an additional option to purchase 40,000 shares at an exercise price of $3.50 per share on September 14, 1998 for achievement of a specified objective. Under the initial agreement, Ms. McClister waived her salary until October 19, 1998 in return for receiving options to purchase 90,000 shares of Mail.com Class A common stock, which were granted at an exercise price of $3.50 per share and vest quarterly over 4 years. The current agreement also provides that in the event that Mail.com is sold to a third party, Ms. McClister's options will be converted into options to acquire the third party's stock, with an equivalent value and the same remaining vesting period as her Mail.com options. In the event that Ms. McClister's position at Mail.com is eliminated, replaced or taken over by the third party in connection with an acquisition, merger or transfer of a majority interest, Mail.com will attempt to offer Ms. McClister a comparable senior management position with the same compensation, commuting and travel requirements. In the event that such a position is not offered to Ms. McClister, she will be entitled to a severance package comprised of (a) six months base salary, (b) annual bonus pro rated for the portion of the year worked and (c) immediate vesting of 50% of her remaining unvested options. Additionally, her current employment agreement provides that after Ms. McClister leaves the employ of Mail.com, she will not work for a competitor during the two year period following her employment or disclose any confidential information.

    Mail.com's employment agreement with David Ambrosia is dated May 19, 1999. The agreement provides that Mr. Ambrosia will receive an annual base salary of $180,000 which will be reviewed each year, and an annual bonus between 15%-30% of base annual salary. Mr. Ambrosia was granted options to purchase 250,000 shares of Mail.com Class A common stock at an exercise price equal to $7.00 per share which vest quarterly over three years. If an acquisition, merger, consolidation or transfer of control occurs, Mr. Ambrosia is entitled to severance and other arrangements, including rights similar to those contained in Ms. McClister's agreement. Additionally, Mr. Ambrosia's employment agreement provides that after he leaves the employ of Mail.com, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

    Mail.com's employment agreement with Charles Walden is dated February 4, 1999. The agreement provides that Mr. Walden will receive an annual base salary of $160,000. In addition to his base salary, Mr. Walden is eligible for incentive compensation, which together with his salary, are to be determined and reviewed by the Chief Executive Officer and the compensation committee. In lieu of cash salary and bonus in 1998, Mr. Walden received an option grant on January 1, 1998 of 285,000 shares and a second option grant on February 16, 1998 of 395,200 shares, each granted at the fair market value of the common stock at the date of grant. Mr. Walden's current employment agreement with Mail.com provides that after he leaves its employ, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

EXECUTIVE COMPENSATION

    The following table presents certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to Mail.com in all capacities during the fiscal year ended December 31, 1999, by the Chief Executive Officer of Mail.com and each of the four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 1999 (collectively, the "Named Executive Officers"). No executive who would otherwise have been included in this table on the basis of salary and bonus earned for 1999 has resigned or otherwise terminated employment during 1999.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                     AWARDS
                                                                  ------------
                                                                   SECURITIES
                                                                   UNDERLYING
NAME AND PRINCIPAL POSITION                             SALARY     OPTIONS(1)
---------------------------                            --------   ------------
Gerald Gorman .......................................  $200,000           0
  Chairman and Chief Executive Officer

Gary Millin .........................................   132,000           0
  President

Lon Otremba .........................................   200,000           0
  Chief Operating Officer

Charles Walden ......................................   142,769(2)         0
  Executive Vice President, Technology

Debra McClister .....................................   180,000       2,000
  Executive Vice President and Chief Financial
  Officer

------------------------

(1) Does not include annual bonus compensation earned for the year ended December 31, 1999 since amount has not been determined or approved by the Compensation Committee of the board of directors.

(2) Salary did not commence until February 4, 1999.

                          OPTION GRANTS IN FISCAL YEAR

    The following table provides certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1999.

                                                                                                        POTENTIAL REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                                                                                       ANNUAL RATES OF STOCK
                                                                                                         PRICE APPRECIATION
                                                       INDIVIDUAL GRANTS                                FOR OPTION TERMS(1)
                                ----------------------------------------------------------------   ------------------------------
                                               PERCENT OF
                                 NUMBER OF    TOTAL OPTIONS
                                SECURITIES     GRANTED TO
                                UNDERLYING    EMPLOYEES IN    EXERCISE     MARKET
                                  OPTIONS      FISCAL YEAR    PRICE PER   PRICE PER   EXPIRATION
NAME                            GRANTED(#)         (%)          SHARE       SHARE        DATE         0%         5%        10%
----                            -----------   -------------   ---------   ---------   ----------   --------   --------   --------
Gerald Gorman.................    19,920           0.6%         $5.00       $5.00       3/1/09       $ --     $62,549    $70,318

Gary Millin...................    20,267           0.6           5.00        5.00       3/1/09         --      63,638     71,543

Lon Otremba...................    15,932           0.5           5.00        5.00       3/1/09         --      50,026     56,240

Charles Walden................        --            --             --          --           --         --          --         --

Debra McClister...............    10,573           0.3           5.00        5.00       3/1/09         --      33,199     37,323

                                   2,000           0.1           5.00        5.00      3/18/09         --       6,280      7,060

------------------------------

Unless otherwise noted all options vest quarterly over four years.

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted based upon the fair market value on the date of grant. These assumptions are not intended to forecast future appreciation of Mail.com's stock price. The amounts reflected in the table may not necessarily be achieved.

                         FISCAL YEAR-END OPTION VALUES

    The following table indicates for each of the Named Executive Officers the number and year-end value of exercisable and unexercisable options for the year ended December 31, 1999.

                                                         NUMBER OF
                                                   SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                   AT DECEMBER 31, 1999         AT DECEMBER 31, 1999(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Gerald Gorman.................................    482,885         63,335      $8,833,769      $1,138,706

Gary Millin...................................    495,970         72,297       8,910,713       1,273,959

Lon Otremba...................................    593,551        359,836       9,908,721       6,010,915

Charles Walden................................    494,585        185,615       7,805,499       2,995,051

Debra McClister...............................    128,782        213,791       1,952,628       3,252,751

------------------------

(1) All amounts reflected were determined using a December 31, 1999 price of $18.75 per share.

EMPLOYEE BENEFIT PLANS

    The board of directors of Mail.com adopted the Mail.com 1996 Stock Option Plan on March 16, 1996, the Mail.com 1997 Stock Option Plan on May 1, 1997, the Mail.com 1998 Stock Option Plan on October 5, 1998, and the Mail.com 1999 Stock Option Plan on April 21, 1999, and each has been subsequently approved by the stockholders of Mail.com. The principal provisions of the plans are summarized below. This summary is qualified in its entirety by reference to the provisions of each of the plans.

    PURPOSE

    The purpose of the plans is to grant incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and non-qualified stock options as a means to provide an incentive to selected directors, officers, employees and consultants to acquire a proprietary interest in Mail.com, to continue in their positions with Mail.com and to increase their efforts on its behalf.

    ADMINISTRATION

    The plans are administered by the board or a committee appointed by the board. Under the plans, the plan administrator has the authority to, among other things: (a) select the eligible persons to whom options will be granted,
(b) determine the size, type and the terms of each option granted, (c) adopt, amend and rescind rules and regulations for the administration of the plans, and
(d) decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the plans.

    SHARES AVAILABLE FOR ISSUANCE

    A maximum of 1,000,000, 3,500,000 and 1,500,000 shares of Mail.com Class A common stock is available for issuance under the 1996 plan, the 1997 plan and the 1998 plan, respectively. 2,500,000 shares of Class A common stock are available for issuance under the 1999 plan. Outstanding options under the previous plans were incorporated into the 1999 plan at the time of the initial public offering, and no further option grants have been or will be made under the previous plans. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 plan to those options.

    The maximum number of shares underlying options granted to any individual within a calendar year under the 1999 plan is 1,000,000. In the event of any changes in the number or kind of outstanding shares of stock by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise, the plan administrator may make equitable adjustments to the price and other terms of any option previously granted or which may be granted under the plans.

    OPTIONS

    Each option granted under the plans will be evidenced by an agreement that states the terms and conditions of the grant. The exercise price of an option granted under any of the plans shall not be less than 100% of the fair market value of the stock at the time of grant (110% in the case of an incentive stock option granted to any person who possesses more than 10% of the total combined voting power of all classes of Mail.com's capital stock). Each option granted under the plans will be exercisable at the times and in the amounts determined by the plan administrator at the time of grant. In addition, the plan administrator, in its discretion, may accelerate the exercisability of any option outstanding under any of the plans. The exercise price of an option is payable in cash unless otherwise approved by the plan administrator.

    Options granted under the plans are not transferable except by will or the laws of descent and distribution and are only exercisable by the grantee during the grantee's lifetime. Each option shall terminate at the time determined by the plan administrator provided that the term may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a ten percent stockholder). However, the plan administrator may, subject to the limitations of the plans, modify, extend or renew outstanding options granted under the plans, or accept the surrender of outstanding unexercised options and authorize the grant of substitute options.

    AMENDMENTS AND TERMINATION

    The plans will terminate on the earliest of (a) March 15, 2006 for the 1996 plan, April 23, 2007 for the 1997 plan, October 4, 2008 for the 1998 plan and May 1, 2009 for the 1999 plan, (b) the date when all shares of stock reserved for issuance under each plan have been acquired through the exercise of options granted under each plan or (c) any earlier date as may be determined by Mail.com's board of directors. Subject to limitations, Mail.com's board of directors may amend each plan, correct any defect, supply any omission or reconcile any inconsistency in the plans. None of these modifications shall alter or adversely impair any rights or obligations under any option previously granted under the plans, except with the consent of the grantee.

    THE MAIL.COM, INC., ALLEGRO GROUP STOCK OPTION PLAN

    In connection with Mail.com's acquisition of Allegro in August 1999, its board of directors adopted the Mail.com, Inc., Allegro Group Stock Option Plan. The purpose of the plan is to grant non-qualified stock options to selected directors, officers and employees of Allegro. The plan is substantially similar in form to the stock option plans described above. Options for all 625,000 shares of Mail.com Class A common stock available for issuance under the plan were granted immediately after Mail.com acquired Allegro. These options have an exercise price of $16.00 per share and vest quarterly over four years subject to continued employment.

    THE MAIL.COM, INC, TCOM STOCK OPTION PLAN

    In connection with Mail.com's acquisition of TCOM, Inc. in October 1999, its board of directors adopted the Mail.com, Inc. TCOM Stock Option Plan. The purpose of the plan is to grant non-qualified stock options to selected employees of TCOM. The plan is substantially similar in form to the stock option plans described above. Options for all 459,330 shares of Mail.com Class A common stock available for issuance under the plan were granted immediately after Mail.com acquired TCOM. These options have an exercise price of $13.16 per share and vest quarterly over four years subject to continued employment.

    THE MAIL.COM, INC. IFAN STOCK OPTION PLAN

    In connection with Mail.com's acquisition of iFan, Inc. in December 1999, its board of directors adopted the Mail.com, Inc. iFan Stock Option Plan. The purpose of the plan is to grant non-qualified stock options to selected employees of iFan, Inc. The plan is substantially similar in form to the stock option plans described above. Options for all 16,967 shares of Mail.com Class A common stock available for issuance under the plan were granted immediately after Mail.com acquired iFan, Inc. These options have an exercise price of $20.07 per share and vest quarterly over four years subject to continued employment.

    THE MAIL.COM, INC., LANSOFT STOCK OPTION PLAN

    In connection with Mail.com's acquisition of Lansoft U.S.A., Inc. in December 1999, its board of directors adopted the Mail.com, Inc. Lansoft Stock Option Plan. The purpose of the plan is to grant non-qualified stock options to selected employees of Lansoft. The plan is substantially similar in form to the stock option plans described above. Options for all 100,000 shares of Mail.com Class A common stock available for issuance under the plan were granted immediately after Mail.com acquired Lansoft. These options have an exercise price of $17.06 per share and vest quarterly over four years subject to continued employment.

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is generally a summary of the principal United States federal income tax consequences under current federal income tax laws relating to grants or awards to employees under the plans. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income tax or other tax consequences.

    A grantee will not recognize any taxable income upon the grant of a non-qualified option and Mail.com will not be entitled to a tax deduction with respect to the grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of stock on the date of exercise over the exercise price will be taxable as ordinary income to the grantee. If Mail.com complies with applicable withholding requirements, it will be entitled to a tax deduction in the same amount and at the same time as the grantee recognizes ordinary income subject to any deduction limitation under Section 162(m) of the Internal Revenue Code. The subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will ordinarily result in capital gain or loss.

    Subject to the discussion below, a grantee will not recognize taxable income at the time of grant or exercise of an incentive stock option and Mail.com will not be entitled to a tax deduction with respect to the grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the grantee.

    Generally, if a grantee has held shares acquired upon the exercise of an incentive stock option for at least one year after the date of exercise and for at least two years after the date of grant of the incentive stock option, upon disposition of the shares by the grantee, the difference, if any, between the sales price of the shares and the exercise price will be treated as long-term capital gain or loss to the grantee. Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option (a "disqualifying disposition"), any excess of the fair market value of the shares at the time of exercise of the option over the exercise price of the option will constitute ordinary income to the grantee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, Mail.com will be entitled to a deduction equal to the amount of the ordinary income recognized by the holder.

    If a non-qualified or incentive stock option is exercised through the use of shares previously owned by the holder, this exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to these shares upon exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, this use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

                         CERTAIN MAIL.COM TRANSACTIONS

FOUNDER TRANSACTIONS

    In March 1996, Mail.com sold a total of 10,000,000 shares of Class B common stock at $0.10 per share for $1,000,000 to Gerald Gorman, its Chairman and Chief Executive Officer. Concurrently, Mail.com sold an aggregate of 2,422,500 shares of Class A common stock at $0.005 per share for $12,113. Among the purchasers were Gerald Gorman, its Chief Executive Officer (1,092,500 shares for $5,463), Gary Millin, its President (1,160,000 shares for $5,800) and Anthony Millin, the brother of Gary Millin (100,000 shares for $500). Mail.com also sold an aggregate of 100,000 shares of Class A preferred stock at $0.005 per share for $500 to various individuals including Gary Millin (80,000 shares for $400).

    Mail.com issued to Michael Gorman, the brother of Gerald Gorman, in consideration of employment services rendered to it, options to purchase 30,000 shares of Class A common stock in 1996 at an exercise price of $.50 per share, options to purchase 48,750 shares of Class A common stock in 1997 at an exercise price of $1.00 per share, options to purchase 30,000 shares of Class A common stock in 1997 at an exercise price of $2.00 per share and options to purchase 11,250 shares of Class A common stock in 1998 at an exercise price of $3.50 per share. All of these options were granted with an exercise price equal to the fair market value of Mail.com's Class A common stock on the date of grant.

PREFERRED FINANCINGS

    Mail.com used the funds raised in each of the preferred stock financings described below:

    - to expand its business operations, including acquiring additional hardware to satisfy increased demand;

    - to hire additional personnel;

    - to provide additional services; and

    - for other general corporate purposes related to the expansion of its business.

    All of the outstanding shares of Class A, Class C and Class E preferred stock automatically converted into Class A common stock upon the consummation of Mail.com's initial public offering on a one-for-one basis before giving effect to the settlements described below.

CLASS A PREFERRED FINANCING

    On May 27, 1997 and December 17, 1997, Mail.com issued an aggregate of 3,460,000 shares of Class A preferred stock at $1.00 per share for an aggregate amount of $3,290,000 in cash and $170,000 in the form of equity securities and services by outside vendors. Among the purchasers were Gerald Gorman, Mail.com's Chairman and Chief Executive Officer (400,000 shares for cash and equity securities of InfoSpace.com valued at $400,000 in total), and William Donaldson (100,000 shares for $100,000), Stephen Ketchum (225,000 shares for $225,000) and Jack Kuehler (100,000 shares for $100,000), each of whom is a director of Mail.com.

CLASS A PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Prior to being amended, the Class A preferred stock purchase agreement dated May 27, 1997, the purchase and sale agreement dated December 17, 1997 and the purchase and sale agreement dated January 5, 1998 obligated Mail.com to issue additional shares of Class A preferred stock to the purchasers if they were not provided with an opportunity to dispose of shares of Class A preferred stock at specified minimum prices.

    Mail.com amended these agreements to provide that if it consummated an initial public offering on or before July 31, 1999, then it would issue an aggregate of 968,800 shares of Class A common stock to be divided on a pro rata basis among the purchasers. This amendment settled in full Mail.com's contingent obligations to issue additional shares described above.

    As a result of the Class A preferred stock contingent issuance obligation settlement, Mail.com issued 968,800 shares to the former holders of Class A preferred stock upon the closing of its initial public offering on June 23, 1999, including the following persons who received the amounts indicated: Gerald Gorman, Mail.com's Chairman and Chief Executive Officer (112,000 shares), and William Donaldson (28,000 shares), Stephen Ketchum (63,000 shares) and Jack Kuehler (28,000 shares), each of whom is a director of Mail.com.

CLASS C PREFERRED FINANCING

    On July 31, 1998 and August 31, 1998, Mail.com issued an aggregate of 3,776,558 units, with each unit consisting of one share of Class C preferred stock and detachable warrants to purchase .35 shares of Class C preferred stock at an exercise price equal to the Class C conversion price as defined in Mail.com's amended and restated certificate of incorporation, for a price per unit of $3.50. The aggregate amount of this financing was $13,218,000. Among the purchasers were John Whitman, formerly one of Mail.com's directors (7,200 shares, 2,520 warrants for $25,200), and The Whitman Children Irrevocable Trust (7,200 shares, 2,520 warrants for $25,200). Also, CitiGrowth Fund II Offshore, L.P. and CG Asian-American Fund, L.P., limited partnerships indirectly controlled by entities in which Mr. Whitman holds a minority interest, purchased 1,099,200 shares and 384,720 warrants in the aggregate for a total purchase price of $3,847,200. Mr. Whitman also has the power to vote or dispose of an additional 311,700 shares and 109,095 warrants purchased in this financing for $1,090,950.

CLASS C PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Prior to being amended, Mail.com's amended and restated certificate of incorporation provided for a reduction in the conversion price of the Class C preferred stock if the holders of Class C preferred stock were not provided with an opportunity to dispose of the Class C shares at specified minimum prices.

    Mail.com amended its amended and restated certificate of incorporation to provide that, if it consummated an initial public offering on or before July 31, 1999, the holders of Class C preferred shares would receive a one time reduction in the Class C conversion price from $3.50 per share to $2.80. This amendment settled in full Mail.com's contingent obligation to issue additional shares described above and permitted the Class C holders to receive an additional 944,139 shares of Class A common stock upon conversion of their preferred shares, which occurred automatically upon the closing of Mail.com's initial public offering on June 23, 1999. Also, upon the closing of Mail.com's initial public offering, the warrants to purchase 1,321,778 shares of Class C preferred stock were cancelled and returned to Mail.com.

    As a result of the Class C preferred stock contingent issuance obligation settlement, Mr. Whitman and the persons or entities listed below received upon the closing of Mail.com's initial public offering on June 23, 1999 an aggregate issuance of 356,400 shares of Class A common stock in the amounts listed. As indicated below, Mr. Whitman has the power to vote or dispose of these shares or holds an interest in the entities that control the owners of these shares.

                                                               SHARES OF
                                                                CLASS A
                                                              COMMON STOCK
                                                              ------------
John Whitman(1).............................................     79,800
The Whitman Children Irrevocable Trust(2)...................      1,800
CitiGrowth Fund II Offshore, L.P.(3)........................    137,400
CG Asian-American Fund, L.P.(3).............................    137,400
                                                                -------
    Total...................................................    356,400

------------------------

(1) Includes 78,000 shares owned by other persons and over which Mr. Whitman has the power to vote or to direct the disposition.

(2) The Whitman Children Irrevocable Trust is a trust for the benefit of Mr. Whitman's children and Mr. Whitman has the power to vote or dispose of these shares.

(3) Mr. Whitman holds a minority interest in the entities that control these limited partnerships.

CLASS E PREFERRED FINANCING

    On March 10, 1999, Mail.com issued an aggregate of 3,200,000 shares of Class E preferred stock at $5.00 per share. The aggregate amount of this financing was $16,000,000. Among the purchasers were John Whitman, one of Mail.com's directors (3,000 shares for $15,000), and The Whitman Children Irrevocable Trust (1,000 shares for $5,000), Gerald Gorman, Mail.com's Chairman and Chief Executive Officer (35,000 shares for $175,000), Lon Otremba, Mail.com's Chief Operating Officer and one of its directors (50,000 shares for $250,000), Stephen Ketchum, one of Mail.com's directors (10,000 shares for $50,000), and Debra McClister, Mail.com's Chief Financial Officer (40,000 shares for $200,000). Also, CitiGrowth Fund II Offshore, L.P. and CG Asian-American Fund, L.P., limited partnerships indirectly controlled by entities in which Mr. Whitman holds a minority interest, purchased 76,880 shares in the aggregate for $384,400. Mr. Whitman also has the power to vote or dispose of an additional 33,820 shares purchased in this financing for $169,100.

CLASS E PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Immediately before consummation of Mail.com's initial public offering, the Class E preferred stock conversion price was reduced based upon the amount of additional shares of Class A common stock issuable as a result of the settlements of Mail.com's contingent obligations to issue additional shares of Class A and Class C preferred stock described above. An additional 166,424 shares of Class A common stock were issued upon conversion of the Class E preferred stock as a result of this adjustment to the Class E preferred stock conversion price. This adjustment in the conversion price constituted full settlement of Mail.com's contingent obligations to issue additional shares to the purchasers of its Class E preferred stock.

    As a result of the Class E preferred stock contingent issuance obligation settlement, the officers and directors of Mail.com and the other persons and entities listed below received upon the closing of Mail.com's initial public offering on June 23, 1999 an issuance of shares of Class A common stock in the amounts listed. As indicated below, Mr. Whitman has the power to vote or dispose of the shares, or has an interest in the entities that control the owners of the shares, held by the persons listed below other than Messrs. Gorman, Otremba and Ketchum and Ms. McClister.

                                                               SHARES OF
                                                                CLASS A
                                                              COMMON STOCK
                                                              ------------
Gerald Gorman...............................................      1,820
Lon Otremba.................................................      2,601
Debra McClister.............................................      2,080
Stephen Ketchum.............................................        520
John Whitman(1).............................................      1,915
The Whitman Children Irrevocable Trust(2)...................         52
CitiGrowth Fund II Offshore, L.P.(3)........................      1,999
CG Asian-American Fund, L.P.(3).............................      1,999
                                                                 ------
    Total...................................................     12,986

------------------------

(1) Includes 1,759 shares owned by other persons and over which Mr. Whitman has the power to vote or to direct the disposition.

(2) The Whitman Children Irrevocable Trust is a trust for the benefit of Mr. Whitman's children and Mr. Whitman has the power to vote or dispose of these shares.

(3) Mr. Whitman holds a minority interest in the entities that control these limited partnerships.

AGREEMENTS WITH STOCKHOLDERS

    Holders of Mail.com's Class A common stock who were formerly holders of its Class A, Class C and Class E preferred stock and purchased their preferred stock in the offerings described above are parties to stock purchase and investor agreements with Mail.com and other stockholders. These agreements entitle them to a number of rights, including the following:

    - REGISTRATION RIGHTS. Mail.com has granted registration rights to holders of its Class A common stock who were formerly holders of its Class A, Class C and Class E preferred stock. See "Description of Mail.com Capital Stock--Registration Rights."

    - RIGHT TO NOMINATE THREE MEMBERS OF THE BOARD OF DIRECTORS. Subject to minimum ownership levels and other conditions, holders of Mail.com's Class A common stock who previously held its Class A, Class C and Class E preferred stock purchased in the financings described above, voting as separate groups, have the right to nominate one director each to Mail.com's board of directors. In the event that these groups fail to maintain minimum ownership levels, they will have the right to have an observer attend all board of directors meetings in a nonvoting capacity. Mail.com has also granted U.S. Information Technology Financing, L.P. and the Encompass Group, Inc., holders of Class E preferred stock, the right to jointly appoint one observer to attend all board of directors meetings in a nonvoting capacity.

    - CONTROLLING STOCKHOLDER AGREEMENT NOT TO SELL HIS SHARES OF CLASS B COMMON STOCK. Gerald Gorman, Mail.com's controlling stockholder, has agreed not to sell his shares of Class B common stock until the holders of Mail.com's Class A common stock who formerly held Class A, Class C and Class E preferred stock have had an opportunity to sell their shares of Class A common stock at specified prices.

    - RIGHT TO PARTICIPATE IN PROPOSED SALE OF STOCK BY CONTROLLING STOCKHOLDER. Subject to exceptions, Mr. Gerald Gorman, Mail.com's controlling stockholder, has granted the holders of Mail.com's Class A common stock who formerly held Class A, Class C and Class E preferred stock purchased in the financings described above the right to sell their shares of Class A common stock along with

      Mr. Gorman's shares, in any transaction in which Mr. Gorman proposes to transfer his shares of Mail.com's stock to a third party at the same price and upon the same terms and conditions as Mr. Gorman.

    - RIGHT OF CONTROLLING STOCKHOLDER TO COMPEL SOME OF MAIL.COM'S CLASS A COMMON STOCKHOLDERS TO SELL THEIR SHARES OF MAIL.COM'S STOCK. Mr. Gorman, Mail.com's controlling stockholder, has the right to require the holders of Mail.com's Class A common stock who formerly held Class A, Class C and Class E preferred stock purchased in the financings described above to sell their shares of Class A common stock to a third party to whom Mr. Gorman proposes to sell his common stock at the same price as and in the same proportion as Mr. Gorman is selling his common stock.

    - RIGHTS TO INFORMATION. Mail.com may be required to provide to selected holders of Class A common stock who formerly held shares of its Class A, Class C or Class E preferred stock purchased in the financings described above, audited annual financial statements and unaudited quarterly financial statements.

AGREEMENTS WITH CNET, SNAP AND NBC MULTIMEDIA

    The following summary of the material terms of Mail.com's agreements with CNET, Snap and NBC Multimedia is qualified by reference to the actual agreements, which Mail.com has filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

    In May of 1998, Mail.com entered into an agreement with CNET under which Mail.com agreed to offer its email service at the CNET Web site through the domain "email.com". Mail.com's agreement originally obligated it to issue shares of its Class A common stock to CNET for each new emailbox established through the CNET site, up to a maximum of four million "email.com" emailboxes. Mail.com issued a total of 691,540 shares for emailboxes created at the CNET site through September 30, 1999. Upon the closing of Mail.com's initial public offering, however, Mail.com issued an aggregate of 2,368,907 shares to CNET and Snap, in full settlement of its original contingent obligation to issue additional shares to these partners based upon the number of emailboxes established. CNET and Snap agreed that the 2,368,907 shares issued to them in settlement be held in escrow and issued to each of them based on the number of emailboxes established at each site. Of the 691,540 shares issued to CNET, 339,283 were issued out of the escrowed shares, and of the shares issued to Snap (described below), 428,909 were issued out of the escrowed shares. There are currently 1,600,715 shares that remain in escrow to be issued to CNET and Snap. Once four million email.com emailboxes have been established (including those established at the Snap and NBC Multimedia sites), Mail.com will be required to pay CNET a portion of its profits attributable to each new emailbox established through the CNET site. If CNET exercises its rights to terminate Mail.com's agreement, which includes the right to terminate for its own convenience at any time after May 13, 2001, Mail.com would be obligated to transfer the email.com domain and related member information to CNET. If CNET terminates for convenience, they would be obligated to pay Mail.com the greater of $5 million or 120% of the fair market value of the email.com user data based on the projected economic benefit of the users and either return to Mail.com the shares that Mail.com issued to it for the establishment of emailboxes or pay Mail.com the then fair market value of those shares. If CNET terminates for other reasons, the amount of compensation it must pay Mail.com varies depending on the reason for termination.

    In February 1999, Mail.com entered into a similar agreement with NBC Multimedia under which Mail.com agreed to offer its email service at their Web sites through the email.com domain. Upon launch of Mail.com's email service in May 1999, Mail.com became obligated to make non-refundable installment payments totaling $200,000. In addition, Mail.com's agreement obligates it to issue shares of its Class A common stock to NBC Multimedia. Mail.com guaranteed them a minimum of 210,000 shares, and Mail.com was originally obligated to issue shares for each new emailbox established through their sites, up to a maximum of four million email.com emailboxes (including those established through the CNET and

Snap sites). Upon the closing of its initial public offering, Mail.com issued 210,000 shares in full settlement of its contingent original obligation to issue additional shares based upon the number of emailboxes established at the NBC Multimedia site. In addition, once four million email.com emailboxes have been established (including those established through the CNET and Snap sites), Mail.com will be required to pay NBC Multimedia a portion of its profits attributable to each new emailbox established through their sites. If NBC Multimedia exercises its rights to terminate Mail.com's agreement, which includes the right to terminate for its own convenience at any time after May 12, 2001, Mail.com would be obligated to transfer the applicable member information to them. In return, NBC Multimedia would be obligated to compensate Mail.com in an amount based upon their reason for termination.

    NBC Multimedia and CNET commenced a joint venture to operate Snap. On
June 18, 1998, Snap became an independent party to the CNET agreement described above and is subject to substantially the same terms and conditions. Under the agreement, Mail.com has issued a total of 997,745 shares of Class A common stock to Snap for emailboxes established at its site. Of such shares, 428,909 were issued to Snap out of the 2,368,907 shares issued in the aggregate into escrow to Snap and CNET in full settlement of Mail.com's original contingent obligation to issue additional shares to these partners (see description of issuances to CNET above). CNET was issued 339,283 shares out of the escrowed shares. There are currently 1,600,715 shares that remain in escrow to be issued to CNET and Snap.

    Under Mail.com's agreement with CNET and Snap, which subsequently assigned its rights to NBC Multimedia, Mail.com was obligated to grant warrants to purchase its Class A common stock upon the achievement of a specified number of emailboxes. In March 1999, Mail.com satisfied its obligations by issuing warrants to CNET and NBC Multimedia for purchase of 990,000 and 510,000 shares, respectively, of its Class A common stock. CNET and NBC Multimedia exercised their warrants and deposited funds for the payment of the exercise price into escrow prior to Mail.com's initial public offering. Upon consummation of Mail.com's initial public offering, the shares subject to the warrants were issued to CNET and NBC Multimedia at a price of $5.00 per share and funds sufficient to pay the exercise price were released to Mail.com.

    Under an investor's rights agreement dated March 1, 1999 by and among Mail.com, CNET and NBC Multimedia, Mail.com has granted to CNET and NBC Multimedia registration rights. See "Description of Capital Stock--Registration Rights". Also under an agreement between CNET and Mail.com, Mail.com granted CNET the right to nominate a director to its Board of Directors. CNET has since waived its right to nominate a director.

    On May 1, 1999, Mail.com entered into an agreement to settle in full the contingent obligation to issue shares of Class A common stock to CNET, Snap and NBC Multimedia for emailboxes established. Under this settlement, Mail.com issued upon the closing of its initial public offering on June 23, 1999, 2,368,907 shares of its Class A common stock in the aggregate to CNET and Snap and 210,000 shares of its Class A common stock to NBC Multimedia. CNET and Snap have not yet agreed upon the allocation of the remaining shares. Mail.com is still obligated to share profits with these partners as described above.

EMPLOYMENT RELATED AGREEMENTS

    For information regarding the grant of stock options to executive officers and directors, see "Mail.com's Management--Director Compensation," "--Executive Compensation," "--Employee Benefit Plans" and "Principal Stockholders of Mail.com."

                       PRINCIPAL STOCKHOLDERS OF MAIL.COM

    The following table provides information with respect to the beneficial ownership of Mail.com's common stock as of December 31, 1999 and as adjusted to reflect the issuance of the shares of common stock pursuant to the merger, for:

    - each person who Mail.com knows beneficially owns more than 5% of its Class A common stock;

    - each of Mail.com's directors, including its Chairman and Chief Executive Officer;

    - Mail.com's four most highly compensated executive officers, other than its Chief Executive Officer, who were serving as executive officers at the end of 1999; and

    - all of Mail.com's executive officers and directors, who were serving as executive officers and directors at the end of 1999, as a group.

    For purposes of this table, a person, entity or group is deemed to have "beneficial ownership" of any shares of Class A common stock, including shares subject to options, warrants or conversion rights, which the person, entity or group has the right to acquire within 60 days after the date of this proxy statement/ prospectus. Unless otherwise noted below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

    For purposes of calculating the percentage of outstanding shares or voting power held by each person named below, any shares which that person has the right to acquire within 60 days after the date of this proxy statement/prospectus are deemed to be outstanding, but shares which may similarly be acquired by other persons are deemed not to be outstanding.

    The total number of shares of Class A common stock for purposes of calculating the percentages of Class A common stock beneficially owned includes 10,000,000 shares of Class A common stock into which the 10,000,000 shares of Class B common stock are convertible.

    The total number of votes for purposes of calculating the percentage of total voting power includes the voting power of 10,000,000 shares of Class B common stock owned by Gerald Gorman. Each share of Class B common stock entitles Mr. Gorman to ten votes.

                                                                            PERCENTAGE OF
                                       NUMBER OF SHARES OF CLASS A         CLASS A COMMON         PERCENTAGE OF
                                        COMMON STOCK BENEFICIALLY        STOCK BENEFICIALLY       TOTAL VOTING
                                                  OWNED                         OWNED                 POWER
                                       ----------------------------      -------------------   -------------------
                                         BEFORE            AFTER          BEFORE     AFTER      BEFORE     AFTER
NAME OF BENEFICIAL OWNER                 MERGER           MERGER          MERGER     MERGER     MERGER     MERGER
------------------------               -----------      -----------      --------   --------   --------   --------
Gerald Gorman........................  12,124,205(1)    12,124,205(1)      26.5%      23.4%      75.3%      72.0%
Gary Millin..........................   1,735,970        1,735,970          3.8        3.4        1.3        1.2
Lon Otremba..........................     796,152          796,152          1.7        1.5       *          *
Charles Walden.......................     570,585          570,585          1.2        1.1       *          *
Stephen Ketchum......................     306,853          306,853         *          *          *          *
William Donaldson....................     268,000          268,000         *          *          *          *
Jack Kuehler.........................     268,000          268,000         *          *          *          *
Debra McClister......................     170,862          170,862         *          *          *          *
All directors and executive officers
  as a group (9 persons).............  18,193,961       18,193,961         38.0       33.8       78.5       75.2

CNET.................................   3,282,246(2)     3,282,246(2)       7.3        6.4        2.4        2.3
  150 Chestnut Street
  San Francisco, CA 94111
NBC Multimedia.......................   3,321,795(3)     3,321,795(3)       7.3        6.5        2.5        2.4
  30 Rockefeller Plaza
  New York, NY 10112

------------------------

*   Represents beneficial ownership or voting power of less than 1%.

(1) Includes 10,000,000 shares of Class A common stock issuable upon conversion, on a one for one basis, of Class B common stock.

(2) Includes 1,600,715 shares in the aggregate issued into escrow for Snap and CNET in full settlement of Mail.com's original contingent obligation to issue additional shares to these partners. CNET and Snap agreed that the shares issued into escrow in settlement shall be allocated to each of them according to the number of emailboxes established at email.com through their respective Web sites. Because of CNET's contingent interest in the 1,600,715 shares, CNET could be deemed to share the power to direct the voting or disposition of and therefore to beneficially own these shares.

(3) Includes 1,001,080 shares of Class A common stock owned by Snap. Also includes the 1,600,715 shares issued to CNET and Snap in settlement that remain in escrow. The number of shares Snap has received to date, and will receive going forward, out of the shares issued in settlement is based upon the number of emailboxes established at email.com through its site. Because of NBC Multimedia's ownership interest in Snap, NBC Multimedia could be deemed to share the power to direct the voting or disposition of and therefore to beneficially own the shares owned by Snap and the 1,600,715 shares. NBC Multimedia disclaims beneficial ownership of all shares owned by Snap. NBC Multimedia is a wholly owned subsidiary of National Broadcasting Company, Inc., which is an indirect wholly owned subsidiary of General Electric Company. National Broadcasting Company, Inc. and General Electric Company and other subsidiaries of General Electric Company may be deemed to be beneficial owners of the shares deemed beneficially owned by NBC Multimedia.

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
    The following table sets forth the number of shares of Class A common stock included in the table above that are issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

                                                            NUMBER OF SHARES OF
NAME OF BENEFICIAL OWNER                                   CLASS A COMMON STOCK
------------------------                                   ---------------------
Gerald Gorman............................................         482,885
Gary Millin..............................................         495,970
Lon Otremba..............................................         593,551
Charles Walden...........................................         570,585
Stephen Ketchum..........................................           9,167
William Donaldson........................................         140,000
Jack Kuehler.............................................         140,000
Debra McClister..........................................         128,782

                MAIL.COM MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF MAIL.COM AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROXY
STATEMENT/PROSPECTUS.

OVERVIEW

    Mail.com is a global provider of email services. Mail.com offers its email services to both the consumer and business markets. Its basic consumer email services are free to members. Mail.com generates the majority of its revenues from its consumer email services, primarily from advertising related sales, including direct marketing and e-commerce promotion. Mail.com also generates revenues in the consumer market from subscription services, such as a service that allows members to purchase increased storage capacity for their emails. In November 1999, Mail.com delivered approximately 217 million page views and approximately 672 million advertisements in its consumer email services. Mail.com currently generates revenues in the business market primarily from email service fees related to its email system connection services and email monitoring services. As of December 31, 1999, Mail.com provided email services for approximately 2,090 businesses.

    Prior to 1998, Mail.com generated most of its revenues from subscription services and trading of domain names. Mail.com collects subscriptions by charging members' credit cards in advance, usually after a 30-day trial period. Until this year, Mail.com offered one-year, two-year, five-year and lifetime subscription periods. During March 1999, Mail.com increased its subscription rates and began offering only monthly and annual subscriptions. Mail.com records subscriptions as deferred revenues and recognize the revenues ratably over the term of the subscription. Mail.com uses an eight-year amortization period for lifetime subscriptions. Mail.com recognizes revenues from the sale of domain names at the time of sale. Mail.com offers a 30-day trial period for certain subscription services. Mail.com does not recognize any revenue during such period. Mail.com provides pro rated refunds and chargebacks to subscription members who elect to discontinue their service. The actual amount of refunds and chargebacks approximated Mail.com's expectations for all periods presented. In August 1999, in an effort to increase member sign ups and retention, Mail.com eliminated subscription fees for most of its premium email addresses.

    During 1998, Mail.com's member base became large enough to provide a platform for advertising related sales. During the first nine months of 1999, Mail.com generated approximately 80% of its revenues from advertising related sales, 9% from business services and 7% from its subscription services. Mail.com expects that advertising sales will continue to represent a majority of its revenues before giving effect to the NetMoves acquisition. However, with its expansion into the business market, Mail.com expects that business service revenues will represent an increasing percentage of its revenues. Mail.com also generated a small portion of its revenues from the sale of domain name assets and from email service outsourcing fees paid by Web sites.

    Mail.com prices advertisements based on a variety of factors, including whether the advertising is targeted to a specific category of members or whether it is run across the entire Mail.com network. Mail.com attempts to sell all of its available advertising space, or inventory, through a combination of advertisements that it sells on either a "cost per thousand" or "CPM" basis, or a "cost per action" basis. Advertising sales billed on a CPM basis require that the advertiser pay Mail.com an agreed amount for each 1,000 advertisements delivered. In a CPM-based advertising contract, Mail.com recognizes revenues from advertising sales ratably as it delivers individual advertisements or impressions. In a cost per action contract, Mail.com recognizes revenues as members "click" or otherwise respond to the advertisement. In the case of contracts requiring actual sales of advertised items, Mail.com may experience delays in recognizing revenues pending receipt of data from the advertiser.

    On some occasions, Mail.com has also received upfront "placement" fees from advertising related sales to direct marketing and e-commerce promotion. These arrangements give the customer the exclusive

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
right to use Mail.com's network to promote goods or services within their category. These exclusive arrangements generally last one year. Mail.com records placement fees as deferred revenues and recognizes the revenues ratably over the term of the agreement.

    Mail.com has also engaged in barter transactions. Under these arrangements, Mail.com delivers advertisements promoting a third party's goods and services in exchange for their agreement to run advertisements promoting its Webmail service. The number of advertisements that each party agrees to deliver, and hence the effective CPM, may not be equal. Mail.com recognizes barter revenues ratably as the third party's advertisements are delivered to its members. Mail.com records cost of revenues ratably as its advertisements are delivered by the third party. Although its revenues and related costs of revenues will be equal at the conclusion of the barter transaction, the amounts may not be equal in any particular quarter. Mail.com records barter revenues and expenses at the fair market value of either the services it provides or of those it receives, whichever is more readily determinable under the circumstances. Barter revenues were approximately 11% of revenues for the year ended December 31, 1998 and approximately 5% of total revenues for the nine months ended September 30, 1999 as compared to 17% for the first nine months of 1998. Commencing in 2000, Mail.com anticipates that barter revenues will remain below 5%, although the actual percentage may fluctuate in any given quarter.

    Mail.com also provides businesses with Internet email services. This includes Internet email system connection services, email hosting services and email monitoring services, including virus scanning, attachment control, spam control, legal disclaimers and real-time web-based reporting. Revenue from business email is recognized as the services are performed. Business revenues for the nine months ended September 30, 1999 was $569,000 as compared to none in the prior year period.

    In most of Mail.com's contracts with its partners, it provides the Webmail service at no cost to the partner. In addition to assuming the costs to provide service, Mail.com also pays out a percentage (generally up to 50%) of any advertising and subscription revenues attributable to its Webmail service at the partner's site. While most of Mail.com's partners share in advertising and subscription revenues on a quarterly basis during the contract term, some of its partners are compensated or have the option to be compensated based on the number of member registrations. These contracts require Mail.com to pay an amount in cash for each member registration or confirmed member registration at the partner's site. In addition, under some of Mail.com's contracts it pays its partners guaranteed minimum amounts and/or upfront or scheduled payments, usually in the form of sponsorship or license fees. Because Mail.com expects to retain at contract termination most of the members that establish emailboxes, it accounts for both revenue sharing and per member costs as customer acquisition costs. Mail.com records these costs as sales and marketing expenses as it incurs them.

    Historically, some of Mail.com's contracts have required it to issue shares of its Class A common stock on a contingent basis. The amount of stock Mail.com was required to issue was usually based upon the number of member registrations during the preceding quarter or upon the achievement of performance targets. Mail.com recorded the non-cash expense as of the date it issued the stock or as of the date the targets were achieved, at the then fair market value of its stock. These expenses aggregated approximately $3.0 million and $5.6 million for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively. Upon the closing of its initial public offering, Mail.com issued an aggregate of 2,368,907 shares of its Class A common stock to CNET and Snap and 210,000 shares of Class A common stock to NBC Multimedia to settle in full its contingent obligation to issue shares to these parties.

    Under an agreement with CNN, Mail.com issued shares of its Class A common stock upon execution of the contract. Mail.com agreed to issue the shares in anticipation of CNN's fulfillment of promotional obligations under the contract. Mail.com capitalized as a partner advance the market value of the stock it issued and then amortizes that amount over the length of the contract. Mail.com recorded approximately $173,000 and $406,000 of amortization expense for this agreement in 1998 and for the nine months ended September 30, 1999, respectively. This amortization is included in sales and marketing expenses.

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
    Under Mail.com's agreement with GeoCities entered into in September 1998, GeoCities received 1,000,000 shares of its Class A common stock upon the commencement of the contract in consideration of the advertising, subscription and customer acquisition opportunities. In addition to its obligation to share revenue generated from the partnership with GeoCities, Mail.com was required to pay GeoCities a $1.5 million fee in three installments, the first of which was paid in December 1998. On May 1, 1999, GeoCities and Mail.com agreed to cancel and rescind the contract. Under this agreement, GeoCities retained the first $500,000 non-refundable payment that Mail.com paid to it under the original agreement and Mail.com will not be required to pay the remaining $1.0 million. In addition, GeoCities returned to Mail.com the 1,000,000 shares of Class A common stock issued to them. Mail.com has also agreed to deliver advertisements over its network on behalf of GeoCities for the sixteen month period commencing May 1999. The total payments by GeoCities for this advertising will be $125,000 per month or $2.0 million in the aggregate over the sixteen month period. In the second quarter of 1999, Mail.com reversed the issuance of shares and expensed the non-refundable fee paid to GeoCities.

    In 1998, Mail.com entered into a partner agreement with CNET which was amended shortly thereafter to include Snap, a newly formed entity. Under the agreement, Mail.com was obligated to issue warrants for a total of 1,500,000 shares of its Class A common stock upon achievement of a member registration target. The warrants were divided between CNET and Snap and Snap subsequently assigned its portion to NBC Multimedia. CNET and NBC Multimedia exercised their warrants prior to Mail.com's initial public offering, and upon the closing of the initial public offering on June 23, 1999, $7.5 million was transferred from an escrow account to Mail.com's account and it issued the shares of Class A common stock to CNET and NBC Multimedia.

    Under a letter agreement dated May 26, 1999, AT&T Corp. and Mail.com have agreed to negotiate in good faith to complete definitive agreements to establish a strategic relationship. On July 26, 1999, Mail.com entered into an interim agreement to provide its email services as part of a package of AT&T or third party branded communication services that AT&T may offer to some of its small business customers. We do not expect to generate significant revenues under the July 26 interim agreement. The parties have not entered into a definitive agreement to establish the proposed strategic relationship and no assurance can be given that a definitive agreement will be achieved. AT&T or Mail.com may terminate the May 26 letter agreement without further liability at any time prior to execution and delivery of a definitive agreement. Under the letter agreement, Mail.com issued warrants to purchase 1,000,000 shares of its Class A common stock at $11.00 per share. AT&T may exercise the warrants at any time on or before December 31, 2000 regardless of whether Mail.com enters into a definitive agreement for the strategic relationship. If under a definitive agreement relating to the proposed strategic relationship AT&T provides more than 30,000 active emailboxes with Mail.com's outsourcing services on or before December 31, 2000, AT&T may pay the exercise price of the warrants by exchanging warrants in lieu of cash. AT&T may not sell or otherwise transfer to a third party the warrants or the shares issuable upon the exercise of the warrants until the earlier of May 26, 2004 or the date that it provides more than 30,000 active emailboxes if this date is on or before December 31, 2000.

    Mail.com will incur non-cash accounting charges of approximately
$4.3 million in the aggregate as a result of the issuance of these warrants to AT&T. Mail.com has amortized $445,000 for the nine month period ended
September 30, 1999 and will continue to amortize these charges over the term of the interim agreement entered into with AT&T. If Mail.com does not enter into a definitive agreement, the remaining non-cash charges will be expensed in the fiscal quarter in which both parties have ceased negotiations for the proposed strategic relationship. For a discussion of risks associated with Mail.com's proposed strategic relationship with AT&T, including risks related to the interim agreement and the warrant issuance, please see "Risk Factors--Risks Related to the Business of the Combined Company-- Mail.com has issued warrants to purchase 1,000,000 shares of its Class A common stock to AT&T Corp. as part of a proposed strategic relationship with it, but Mail.com cannot assure you that it will enter into the strategic relationship."

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
    On July 14, 1999, Mail.com purchased an equity interest in 3Cube, Inc. Under the agreement, Mail.com paid $1.0 million in cash and issued 80,083 shares of its Class A common stock in exchange for 307,444 shares of 3Cube, Inc. convertible preferred stock which represents an equity interest of less than 20% in 3Cube. Mail.com recorded this transaction under the cost method. This agreement also included a technology licensing arrangement, whereby 3Cube has agreed to integrate its Internet facsimile technology into Mail.com's email service across its partner network.

    On August 20, 1999, Mail.com acquired The Allegro Group, Inc. Pursuant to the terms of the merger agreement, Allegro became a wholly owned subsidiary of Mail.com. In connection with this acquisition, Mail.com paid approximately
$3.2 million in cash and issued 1,102,973 shares of its Class A common stock to the stockholders of Allegro valued at $17.1 million. Mail.com also paid one-time signing bonuses of $800,000 to employees of Allegro who were not stockholders of Allegro. Mail.com is also obligated to pay additional amounts based upon Allegro's achievement of specified revenue targets in 2000. This contingent payment would consist of up to $3.2 million payable in cash, additional bonus payments of up to $800,000 and up to $16.0 million payable in shares of Mail.com Class A common stock based on the market value of the stock at the time of payment, up to a maximum of 2,000,000 shares. This contingent payment would be made in 2001. Mail.com also granted options to Allegro employees to purchase approximately 625,000 shares of Mail.com Class A common stock at an exercise price of $16.00 per share. These options vest quarterly over four years subject to continued employment. This acquisition has been accounted for as a purchase business combination.

    The valuation of the write-off of acquired in-process technology in the amount of $900,000 in connection with the acquisition of Allegro is based on an independent appraisal which determined that the new versions of MailZone technology acquired from Allegro had not been developed into the platform required by us at the date of acquisition. As a result, Mail.com will be required to expend significant capital expenditures to successfully integrate and develop the new versions of the MailZone technology, for which there is considerable risk that such technology will not be successfully developed. If such technology is not successfully developed, there will be no alternative use for the technology. The MailZone technology is an enabling technology for email communications and includes message management, license, traffic and reporting features. Mail.com's 1999 consolidated statements of operations reflect a one-time write-off of the amount of the purchase price of Allegro allocated to acquired in-process technology of $900,000.

    On October 18, 1999, Mail.com acquired TCOM, Inc., a software technology development firm, specializing in the design of software for the telecommunications and computer telephony industries. The addition of TCOM will expand Mail.com's ability to deliver Internet services that meet the demands of its business customers.

    Mail.com is not continuing the business operations of TCOM but rather made the acquisition in order to obtain technology and development resources. Mail.com paid $2.0 million in cash and issued 439,832 shares of its Class A common stock valued at approximately $6.1 million.

    Mail.com may be obligated to pay additional consideration to the sellers of TCOM based upon the achievement of certain objectives over an 18-month period. The additional consideration would consist of up to $1.0 million payable in cash and up to $2.75 million payable in shares of Mail.com Class A common stock based on the market value at the time of payment although the market value will be deemed to be not less than $4.00 per share.

    On December 30, 1999, Mail.com acquired Lansoft U.S.A., Inc., a provider of email management,

e-commerce and Web hosting services to businesses, and added approximately 690 business customers. The acquisition has been accounted for as a business combination. Mail.com issued 152,006 shares of Mail.com Class A common stock valued at approximately $2.7 million. In addition, the board of directors approved the Lansoft Stock Option Plan, providing for the issuance of 100,000 non-qualified stock options at an exercise price of $17.06 per share to select employees of Lansoft. All such options were issued immediately after the consummation of the Lansoft acquisition.

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
    Although Mail.com has experienced substantial growth in revenues in recent periods, Mail.com has incurred substantial operating losses since inception and will incur substantial losses for the foreseeable future. As of December 31, 1998 and September 30, 1999, Mail.com had an accumulated deficit of approximately $16.1 million and $47.0 million, respectively. Mail.com intends to invest heavily in sales and marketing and continued development and enhancements to its computer systems and service offerings. Mail.com's prospects should be considered in light of risks, expenses and difficulties encountered by companies in the early stages of development, particularly companies in the rapidly evolving Internet market. See "Risk Factors."

    Mail.com has recorded amortization of deferred compensation of approximately $71,000 and $274,000 for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively, in connection with the grant of stock options to its employees. This deferral represents the difference between the deemed fair value of Mail.com's common stock for accounting purposes and the exercise price of the options at the date of grant. This amount is represented as a reduction of stockholders' equity and amortized over the applicable vesting period of the applicable options which typically range from three to four years. Amortization of deferred stock compensation is charged to sales and marketing expense on the statement of operations. Mail.com will amortize the remaining deferred compensation of approximately $751,000 over the remaining vesting periods through December 2001.

    Mail.com has recorded amortization of deferred compensation of approximately $76,000 in the nine months ended September 30, 1999, in connection with the grant of 110,150 stock options to some employees. This deferral represents the difference between the deemed fair value of its common stock for accounting purposes, in this case $7.00 to $11.00 per share, and the $5.00 per share exercise price of the options at the date of grant. Mail.com will amortize the deferred compensation over the four-year vesting period of the applicable options.

    In light of the evolving nature of its business and its limited operating history, Mail.com believes that period-to-period comparisons of its revenues and operating results are not meaningful and should not be relied upon as indications of future performance. Mail.com believes that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter. Mail.com's revenues are also affected by seasonal patterns in advertising, which would become more noticeable if revenue growth does not continue at its recent rate. Mail.com does not believe that its historical growth rates are indicative of future results.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

REVENUES

    Revenues increased approximately $6.1 million, from approximately $492,000 for the nine months ended September 30, 1998 to approximately $6.6 million for the nine months ended September 30, 1999. The increase was due primarily to Mail.com's commencing advertising sales in the second half of 1998. These sales became possible because of the growth in its number of emailboxes. Mail.com's members established approximately 2.0 million emailboxes during the third quarter of 1999 and approximately 3.6 million emailboxes for the first nine months of 1999. The cumulative total of emailboxes established approximates
8.2 million as of September 30, 1999. See "Risk Factors--Risks Related to the Business of the Combined Company--Mail.com has only limited information about its members and their usage, which may reduce Mail.com's potential revenues."

    Advertising revenues increased approximately $5.1 million, from $225,000 for the nine months ended September 30, 1998 to $5.3 million for the nine months ended September 30, 1999. For the nine months ended September 30, 1999, approximately 10% of Mail.com's revenue came from one advertiser. Revenues from Mail.com's five largest advertisers accounted for approximately 36% of its revenues for the nine months ended September 30, 1999. Barter revenues increased $277,000, from $84,000 for the nine months ended September 30, 1998 to $361,000 for the nine months ended September 30, 1999.

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    Business revenues were $569,000 for the nine months ended September 30, 1999 as compared to none for the nine months ended September 30, 1998. Mail.com's revenues from subscriptions increased $247,000, from approximately $187,000 for the nine months ended September 30, 1998 to approximately $434,000 for the nine months ended September 30, 1999. Other revenue, primarily the sale of domain names, increased $209,000, from approximately $80,000 for the nine months ended September 30, 1998 to approximately $289,000 for the nine months ended
September 30, 1999.

    In the nine months ended September 30, 1999, revenues from members acquired through the Lycos and AltaVista Web sites accounted for approximately 11.4% of Mail.com's revenue. Mail.com's agreement with Lycos expired on October 8, 1998, and its agreement with AltaVista expired on September 30, 1999. As of February 1999, Mail.com stopped registering new members through the Lycos Web site, and it stopped registering new members at the AltaVista Web site as of October 6, 1999. However, Mail.com retains the members who have previously signed up at the Lycos site under Mail.com's domain names. Mail.com also retains all the members registered at the AltaVista Web site. While these contracts have expired, Mail.com expects that it will continue to serve the majority of the affected members. See "Risk Factors--Risks Related to the Business of the Combined Company--Several of Mail.com's most significant partner contracts have expired, which could result in reduced advertising and subscription revenues."

OPERATING EXPENSES

    COST OF REVENUES

    Cost of revenues increased $6.0 million, from approximately $1.7 million for the nine months ended September 30, 1998 to approximately $7.7 million for the nine months ended September 30, 1999. Cost of revenues consists primarily of costs incurred in the delivery and support of Mail.com's email service, including depreciation of equipment used in its computer systems, the cost of telecommunications service, and personnel costs associated with its systems, databases and graphics. Cost of revenues also includes costs associated with licensing third party network software. In addition, Mail.com reports the cost of barter trades, amortization of domain assets, and the cost of domain names that have been sold in cost of revenues. During the first nine months of 1999, Mail.com purchased significant amounts of capital equipment for its computer systems to accommodate the current growth and in anticipation of the future growth in the number of emailboxes. As a result, depreciation expense increased significantly during this period. During the nine months ended September 30, 1998 and 1999, barter expense was $83,000 and $303,000, respectively. Also, Mail.com substantially increased headcount during 1999. Mail.com anticipates continuing to purchase significant amounts of hardware and software and to continue to hire technical personnel.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased $15.0 million, from approximately $2.1 million for the nine months ended September 30, 1998 to approximately
$17.1 million for the nine months ended September 30, 1999. The increase was due primarily to the expansion of sales and marketing efforts and the establishment of partner agreements with third party Web sites. The primary component of sales and marketing expenses is customer acquisition costs. The costs related to customer acquisitions paid in cash were $694,000 for the nine months ended September 30, 1998, and $1.6 million for the nine months ended September 30, 1999. The costs related to customer acquisitions through the issuance of Mail.com Class A common stock were approximately $5.6 million for the nine months ended September 30, 1999 and $653,000 for the nine months ended
September 30, 1998. There were no customer acquisition costs for the three months ended September 30, 1999 through the issuance of stock due to amendments to the CNET, Snap and NBC agreements signed during the second quarter of 1999, which eliminated the monthly issuance of shares, but required Mail.com to issue the remaining shares under the contract simultaneously with its initial public offering. The associated value of these shares ($18.1 million) is being amortized over the subsequent two year period. Mail.com recorded approximately $2.7 million of amortization expense in

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connection with the issuance of these shares for the nine months ended
September 30, 1999. Mail.com also recorded approximately $62,000 in amortization of partner advances of shares to CNN and warrants to AT&T for the nine months ended September 30, 1998 and $851,000 for the nine months ended September 30, 1999. The next largest cost is advertising expenses, which reflect the launch of Mail.com's advertising campaign to build its brand. The remainder of the costs in this category relate to salaries and commissions for sales, marketing, and business development personnel. Mail.com increased its sales and marketing efforts throughout the first nine months of 1999 and expect sales and marketing expenses to increase as it continues to invest in sales and marketing personnel, expand its partner network and build its brand name.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased $5.5 million, from approximately $1.7 million for the nine months ended September 30, 1998 to approximately $7.2 million for the nine months ended September 30, 1999. The third quarter of 1999 included increased personnel and related costs, including recruiting fees, primarily due to the increase in the number of employees, increasing customer service coverage to 24 hours per day, 7 days per week, and increased facilities costs. General and administrative expenses consist primarily of compensation and other employee costs not included in other line items, as well as overhead expenses, customer support and bad debt expense. Mail.com expects these expenses to continue to grow as necessary to support the growth of its business and to operate as a public company.

    PRODUCT DEVELOPMENT

    Product development costs increased $3.6 million, from approximately $986,000 for the nine months ended September 30, 1998 to approximately
$4.6 million for the nine months ended September 30, 1999. The increase in expenses was primarily due to increased staffing and consulting costs to add new features, design new services and redesign existing services. During the nine months ended September 30, 1999, a portion of the consulting expenses was paid through the issuance of 55,000 shares of Mail.com Class A common stock. Product development costs consist primarily of salaries and consulting services. To date, Mail.com has expensed all of its product development costs as incurred. Mail.com needs to continue to invest in product development to attain its goals, and as a result it expects product development expenses to increase significantly.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS AND WRITE-OFF OF
     ACQUIRED IN-PROCESS TECHNOLOGY

    Amortization of goodwill and other intangible assets and the write-off of acquired in-process technology resulted from the acquisition of Allegro. Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired and is being amortized over a 3-year period. Purchased in-process technology was $900,000 for the nine months ended September 30, 1999. Amortization of goodwill for the nine months ended September 30, 1999 was $725,000 as compared to none for the prior year period.

    OTHER INCOME (EXPENSE), NET

    Other income (expense), net includes interest income from Mail.com's cash investments, gain on the sale of investments and interest expense related to its capital lease obligations. Interest income increased $1.0 million, from approximately $141,000 for the nine months ended September 30, 1998 to approximately $1.1 million for the nine months ended September 30, 1999. The increase was due to higher cash balances after Mail.com completed a private placement of preferred stock in March 1999 and its initial public offering in June 1999. In 1998, Mail.com realized a gain of approximately $0.4 million when it sold shares of Lycos common stock. Mail.com received the Lycos stock as consideration in March 1998 when Lycos exercised an option to acquire Mail.com Class A preferred stock. Mail.com had granted Lycos the option when it entered into a partner contract with them in October 1997. Interest expense increased $298,000

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from approximately $57,000 for the nine months ended September 30, 1998 to approximately $355,000 for the nine months ended September 30, 1999. The increase was due to interest recorded on Mail.com's capital lease obligations, as Mail.com continues to finance its computer equipment purchases.

PREFERRED STOCK DIVIDEND

    On the closing of its initial public offering, Mail.com settled in full all of its contingent obligations to issue additional shares of stock to its former preferred stockholders by issuing 968,800, 944,139, and 166,424 shares of its Class A common stock to stockholders who formerly held Class A, C and E preferred shares, respectively. Simultaneously, all outstanding shares of Mail.com preferred stock were converted on a one-for-one basis to shares of Mail.com Class A common stock. See "Certain Mail.com Transactions."

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    Mail.com's financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect only immaterial transactions. These activities have been included in the 1996 financial statements to facilitate presentation.

REVENUES

    Revenues increased $1.3 million, from approximately $173,000 in 1997 to approximately $1.5 million in 1998. The increase was primarily due to advertising sales which Mail.com initiated in July 1998. These sales became possible because of the growth in its number of emailboxes. Mail.com experienced an increase of approximately 3.0 million emailboxes during 1998 to an aggregate of approximately 4.0 million. See "Risk Factors--Risks Related to the Business of the Combined Company--Mail.com has only limited information about its members and their usage, which may reduce Mail.com's potential revenues." Revenues for 1998 included approximately $1.1 million of advertising revenue. Of this revenue, approximately $461,000 was attributable to one customer, N2K/Music Boulevard, which recently merged with CDnow, Inc. This amount included barter revenues of approximately $162,000, representing all of Mail.com's barter revenues for the year. Mail.com's revenues from subscriptions increased $224,000, from approximately $61,000 in 1997 to approximately $285,000 in 1998. Other revenue, primarily the sale of domain names, decreased $19,000, from approximately $112,000 in 1997 to approximately $93,000 in 1998.

    Mail.com launched its commercial email service in 1996 and had only $19,000 in revenues in this period. These consisted of $2,000 from subscription services and $17,000 from the sale of domain names.

OPERATING EXPENSES

    COST OF REVENUES

    Cost of revenues increased $1.8 million, from approximately $1.1 million in 1997 to approximately $2.9 million in 1998. Depreciation expense increased significantly during the second half of the year due to increased capital expenditures. At the same time, Mail.com substantially increased headcount in the relevant groups in the second half of the year. Barter expense was $0 and $233,000 in 1997 and 1998, respectively.

    Cost of revenues increased $913,000, from approximately $187,000 in 1996 to approximately $1.1 million in 1997. The increase was due primarily to increased depreciation expense, personnel costs and amortization of domain names. There were no barter expenses in 1996 or 1997.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased $5.8 million, from approximately $930,000 in 1997 to approximately $6.7 million in 1998. Mail.com increased its sales and marketing efforts in the latter part of 1997 and continued to increase these efforts through 1998. The costs related to customer acquisitions paid

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in cash increased $1.1 million, from approximately $631,000 in 1997 to approximately $1.7 million in 1998. The costs related to customer acquisitions through the issuance of Mail.com Class A common stock were approximately
$3.0 million in 1998. Mail.com did not issue shares related to customer acquisitions before 1998. Mail.com also recorded $173,000 in amortization of partner advances in 1998. There were no partner advances before 1998.

    In 1997, sales and marketing expenses increased $865,000, from approximately $65,000 in 1996 when Mail.com started conducting business to approximately $930,000. During 1997, Mail.com entered into several partner relationships and began incurring customer acquisition costs.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased $2.6 million, from approximately $862,000 in 1997 to approximately $3.5 million in 1998. The increase was primarily due to increases in the number of personnel and personnel related costs, increasing customer service coverage to 24 hours per day, 7 days per week and expansion of facilities.

    General and administrative expenses increased $640,000, from approximately $222,000 in 1996 to approximately $862,000 in 1997 as Mail.com's business started to grow. The increase was due primarily to increases in personnel, recruiting and consulting expenses.

    PRODUCT DEVELOPMENT

    Product development costs increased $1.3 million, from approximately $296,000 in 1997 to approximately $1.6 million in 1998. The increase was due to increased staffing, the costs of adding new features to services provided by Mail.com, designing new services and redesigning existing services.

    Product development costs increased $202,000, from approximately $94,000 in 1996 to approximately $296,000 in 1997. This increase was also due to increased staffing and consulting expenses and depreciation.

    OTHER INCOME (EXPENSE), NET

    Interest income increased $241,000, from approximately $36,000 in 1997 to approximately $277,000 in 1998. The increase was due to higher cash balances after Mail.com completed private placements of preferred stock in May and December of 1997 and January, July and August of 1998. In 1998, Mail.com realized a gain of approximately $0.4 million when it sold shares of Lycos common stock. Mail.com received the Lycos stock as consideration in March 1998 when Lycos exercised an option to acquire Mail.com Class A preferred stock. Mail.com had granted Lycos the option when it entered into a partner contract with them in October 1997. Interest expense of approximately $109,000 in 1998 consists of interest recorded on Mail.com's capital lease obligations.

    Interest income increased $29,000, from $7,000 in 1996 to $36,000 in 1997. The increase was due primarily to higher cash balances after Mail.com completed private placements of preferred stock in May and December of 1997. Interest expense on capital leases increased $33,000, from $2,000 in 1996 to $35,000 in 1997, as Mail.com continued to finance its computer equipment purchases.

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QUARTERLY RESULTS OF OPERATIONS DATA

    The following table presents unaudited quarterly statements of operations for each of the four quarters in 1998 and for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999. Mail.com has prepared this data on substantially the same basis as the audited financial statements appearing elsewhere in this proxy statement/prospectus. Mail.com believes this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the quarterly data together with the financial statements and the notes to those statements appearing elsewhere in this proxy statement/prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period. Mail.com expects that its quarterly revenues may fluctuate significantly. See "Risk Factors--Risks Related to the Business of the Combined Company--The combined company may fail to meet market expectations because of fluctuations in its quarterly operating results, which would cause its stock price to decline." Mail.com believes that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter. Mail.com's revenues are also affected by seasonal patterns in advertising, which will become more noticeable if revenue growth does not continue at its recent rate.

                                                                       THREE MONTHS ENDED
                                -------------------------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                   1998        1998           1998            1998           1999        1999           1999
                                ----------   ---------   --------------   -------------   ----------   ---------   --------------
                                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues......................   $    80      $   139       $   273          $ 1,003       $ 1,186      $ 2,057       $  3,350
                                 -------      -------       -------          -------       -------      -------       --------
Operating expenses:
Cost of revenues..............       352          592           801            1,146         1,478        2,043          4,199
Sales and marketing...........       273          520         1,347            4,540         3,590        3,906          9,587
General and administrative....       275          490           965            1,752         1,365        2,634          3,208
Product development...........       218          278           490              587         1,177        1,545          1,921
Amortization of goodwill......        --           --            --               --            --           --            725
Write-off of acquired
  in-process technology.......        --           --            --               --            --           --            900
                                 -------      -------       -------          -------       -------      -------       --------
  Total operating expenses....     1,118        1,880         3,603            8,025         7,610       10,128         20,540
                                 -------      -------       -------          -------       -------      -------       --------
Loss from operations..........    (1,038)      (1,741)       (3,330)          (7,022)       (6,424)      (8,071)       (17,190)

Other income (expense):
Gain on sale of investment....        --          438            --               --            --           --             --
Other income..................         7           27           107              136           115          188            795
Interest expense..............       (13)         (20)          (24)             (52)          (99)         (79)          (177)
                                 -------      -------       -------          -------       -------      -------       --------
  Total other income
    (expense), net............        (6)         445            83               84            16          109            618
                                 -------      -------       -------          -------       -------      -------       --------
Net loss......................   $(1,044)     $(1,296)      $(3,247)         $(6,938)      $(6,408)     $(7,962)      $(16,572)
                                 =======      =======       =======          =======       =======      =======       ========

LIQUIDITY AND CAPITAL RESOURCES

    Since its inception, Mail.com has obtained financing through private placements of equity securities, equipment leases, and more recently through its initial public offering. In March 1999, Mail.com received net proceeds of $15.2 million from the sale of Class E convertible preferred stock. In June 1999, Mail.com received net proceeds of approximately $51.1 million from its initial public offering, concurrent share issuances to CNET and NBC Multimedia for the exercise of their warrants to purchase Mail.com Class A common stock and from the exercise of some employee stock options. In July 1999, Mail.com received an additional $6.7 million when the underwriters exercised their over-allotment option.

    Net cash used in operating activities was approximately $439,000, $1.8 million, and $4.8 million for the years ended December 31, 1996, 1997, and 1998, respectively, and $2.7 million and $8.2 million for the nine month periods ended September 30, 1998 and 1999, respectively. Cash used in operating activities was

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impacted by the net loss from operations, offset in part by increases in accounts payable and accrued expenses as well as non-cash charges related to partner agreements and vendor services, and depreciation and amortization of fixed assets.

    Net cash used in investing activities was approximately $134,000, $489,000 and $3.9 million for the years ended December 31, 1996, 1997, and 1998, respectively, and $2.2 million and $18.8 million for the nine month periods ended September 30, 1998 and 1999, respectively. Net cash used in investing activities consisted primarily of purchases of computer equipment and for the purchase of Allegro, offset in part by the proceeds received from the sale and leaseback of computer equipment. Mail.com expects that net cash used in investing activities will increase as it acquires significant new hardware and software in the future.

    Net cash provided by financing activities was approximately $702,000, $3.0 million and $16.2 million during 1996, 1997 and 1998, respectively, and $16.3 million and $72.1 million for the nine months ended September 30, 1998 and 1999, respectively. During the nine months ended September 30, 1999, $57.9 million was received from Mail.com's initial public offering which includes $6.7 million from the exercise of the underwriters over-allotment option, the exercise of Class A common stock warrants from CNET and NBC Multimedia and from the exercise of some employee stock options. Additionally, $15.2 million was received in net proceeds from the sale of Class E preferred stock.

    On July 14, 1999, Mail.com purchased an equity interest of less than 20% in 3Cube, Inc., formerly B.A.K. Jina International, Inc. Under the agreement, Mail.com paid $1.0 million in cash and issued 80,083 shares of its Class A common stock for 307,444 shares of 3Cube, Inc.

    As of September 30, 1999 Mail.com had $53.5 million of cash and cash equivalents. Mail.com's principal commitments consist of obligations under capital leases, domain asset purchase obligations and commitments for capital expenditures. If Mail.com's proposed offering of convertible subordinated notes is completed, the subordinated notes would also represent a significant commitment. Mail.com believes that the net proceeds from the proposed offering of convertible subordinated notes together with its existing cash and cash equivalents and cash generated from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next
12 months. Mail.com's operating and investing activities may require it to obtain additional equity or debt financing. In addition, Mail.com continues to evaluate potential acquisitions of other businesses, products, and technologies on an ongoing basis. In order to complete these potential acquisitions, Mail.com may need additional equity or debt financing in the future. Sales of additional equity securities could result in additional dilution to its stockholders.

    At September 30, 1999, Mail.com had established a $1.0 million letter of credit with a bank to secure obligations under an office space lease. The letter of credit expires on January 31, 2001 and will automatically renew for additional periods of one year but not beyond January 31, 2006. The bank may choose not to extend the letter of credit by notifying Mail.com not less than 30 days but not more than 60 days prior to an expiry date. Mail.com is required to maintain a $1.0 million balance on deposit with the bank in an interest bearing account, which is included in restricted investments in the consolidated balance sheet. Through September 30, 1999, there were no drawings under the letter of credit.

YEAR 2000 COMPLIANCE

    Mail.com estimates that its total cost to become Year 2000 compliant will not exceed $200,000. Mail.com's Year 2000 budget constituted less than 2% of its overall information technology budget of 1999. Its Year 2000 compliance efforts have not had a material impact on other information technology projects. Mail.com does not expect the financial or resource requirements necessary to achieve compliance to have a material impact on its financial condition or results of operations. However, necessary upgrades and replacements may not be completed on schedule or within estimated costs or may not successfully address Mail.com's Year 2000 compliance issues. Mail.com has not engaged any third parties to verify the results of its assessments or its cost estimates.

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
    Potential Year 2000 problems may vary in significance, ranging from minor software bugs to network failures. Mail.com's services would not be available under its worst case scenario, potentially resulting in loss of revenues and a decrease in the number of new members. Although Mail.com does not anticipate the occurrence of this worst case scenario, its contingency plan includes procedures to follow if it occurs. See "Risk Factors--Risks Related to the Business of the Combined Company--The computer systems of the combined company, and the systems of others that the combined company will depend on, may not operate properly because of the Year 2000 problem."

    If Mail.com's present efforts to address the Year 2000 compliance issues are not successful, or if partners, manufacturers, suppliers and other third parties do not successfully address these issues, its business, operating results and financial position could be materially and adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance for determining whether computer software is internal-use software and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. Mail.com adopted SOP 98-1 in 1999 and its effects are not significant.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS
No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic area and major customers. Mail.com has determined that it does not have any separately reportable segments.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. During June 1999, SFAS No. 137 was issued which delayed the effective date of SFAS No. 133. SFAS No. 137 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Mail.com does not expect this statement to affect it, as Mail.com does not have any derivative instruments or hedging activities.

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
                              BUSINESS OF NETMOVES

GENERAL

    NetMoves designs, develops and markets a variety of business-to-business facsimile transmission services, including computer-to-fax, fax-to-fax, enhanced fax and broadcast fax services. NetMoves has developed proprietary software which enables its customers to specify on a call-by-call basis whether a facsimile transmission will be delivered through NetMoves' real-time, "virtual real-time (Internet fax)" or broadcast services. This software, coupled with NetMoves' fax-only network of three interconnected switching nodes in the United States and Internet-capable facsimile nodes located in nineteen countries automatically delivers each outgoing transmission through the route that provides the lowest cost and the highest transmission quality available on the NetMoves network. Pre-negotiated volume-based arrangements with several telephony common carriers, the major carrier being MCI WorldCom, and the cost savings available for transmission through the Internet enable NetMoves to transmit its customers' documents and images to fax machines worldwide at rates that are below the international rates charged by long distance voice carriers. While NetMoves generates cost savings for customers transmitting faxes to international destinations, many NetMoves customers use its services for ease of use and productivity improvements rather than cost savings.

    NetMoves has deployed Internet-capable facsimile nodes in nineteen key international telecommunications markets to enable it to migrate a portion of its customer traffic off of its telephony-based network and to route it over the Internet. This global Internet backbone, which seamlessly integrates with NetMoves' telephony-based network, enables it to bypass long distance common carriers for transmissions originating and terminating in countries where such nodes have been deployed, thereby further reducing its customers' international transmission costs. NetMoves believes that the combination of its telephony-based network and its growing Internet-based network will enable it to emerge as a leading supplier of comprehensive, convenient, low-cost global faxing services.

INDUSTRY BACKGROUND

    THE MARKET FOR FACSIMILE SERVICES

    Technological advances over the past decade have improved the speed and quality of facsimile transmissions and reduced the cost of fax machines to consumers, resulting in a large and increasing worldwide installed base of fax machines. In addition, there recently has been a rapid increase in the installed base of fax-capable personal computers. The proliferation of fax machines and fax capable computers, and improvements in the transmission quality of domestic and international telephone networks, have resulted in facsimile transmission being the preferred means of immediate business-to-business document delivery.

    TRADITIONAL INTERNATIONAL FACSIMILE TRANSMISSION

    A facsimile message typically is transmitted by means of a telephone call from one fax machine to another over the voice telephony network. Once a connection has been established between the two machines, the scanned image from the originating fax machine is electronically transmitted to the destination fax machine. Facsimile transmissions historically have been, and substantially all of such transmissions continue to be, implemented on a real-time continuous connection basis using the voice telephony network as a transmission medium.

    An international facsimile transmission from the United States typically is routed as follows: (i) the sending fax machine accesses the local exchange carrier (an "LEC"), which then routes the fax to the customer's long distance carrier; (ii) the long distance carrier then routes the fax via its voice telephony network to the telephone company of the destination country; and
(iii) the foreign telephone company then routes the fax to a local telephone number to which the destination fax machine is attached. In this

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
example, the long distance company will bill the customer to cover the LEC access fee, the fee for use of its voice telephony network and the fee for the connection between the long distance carrier's network and the foreign telephone company, which includes the fee for delivery to the destination fax machine. The majority of the cost for international transmissions from the United States to destinations outside of North America is attributable to the inter-country connection fee.

    DOCUMENT DELIVERY OVER THE INTERNET

    Substantially all inter-country facsimile traffic worldwide is transmitted through voice telephony networks at rates which are largely dictated by the inter-country connection fees. Unlike traditional public and private telecommunications networks, which are individually managed, the Internet is a collection of connected computer systems and networks that link millions of public and private computers to form what is essentially the largest computer network in the world and enables businesses, educational institutions, government agencies and individuals to transmit data internationally without incurring inter-country voice telephony connection fees.

    Although the Internet has been used for a number of years as a medium for the international delivery of documents from computer to computer, substantially all facsimile traffic worldwide continues to originate and terminate on fax machines. The ability to effectively capture the savings enabled by Internet document delivery in the international facsimile market therefore requires the deployment, on a global basis, of a network of Internet-capable facsimile nodes to bridge the gap between the Internet and the fax machine.

THE NETMOVES SOLUTION

    NetMoves has deployed an international network of Internet-capable facsimile nodes in twenty countries which are designed to provide a reliable means to deliver facsimile transmissions to fax machines worldwide at substantially reduced costs. This global Internet backbone, which seamlessly integrates with NetMoves' telephony-based network, enables it to bypass inter-country connection fees for transmissions originating and terminating through such nodes.

    NetMoves, through its integrated Internet and telephony network, provides a comprehensive range of services for the global transmission of documents and images, including computer-to-fax, fax-to-fax, enhanced fax and broadcast fax services. In addition, to position itself in the emerging desktop-to-fax market, NetMoves has developed several proprietary software products which enable the transmission of documents or images created in any Windows, Macintosh or e-mail application to be routed directly from an Internet-connected computer desktop through the NetMoves network to fax machines worldwide.

    The NetMoves solution provides substantial ease of use to the customer. Customers may begin transmitting faxes at substantially reduced costs without any upfront investment or complex system installation. NetMoves is quickly and easily installed by the customer and does not require any changes in customer business practices. Customers connect to the NetMoves network from a fax machine by simply installing a faxSAV Connector, a small proprietary device that easily plugs between the customer's fax machine and the wall jack, or by simply installing NetMoves' proprietary desktop software on an Internet-connected personal computer. NetMoves' proprietary routing algorithms then automatically deliver each facsimile transmission, through either its telephony network or Internet backbone in order to optimize the lowest cost and the highest transmission quality available on the NetMoves network. Additionally, the NetMoves solution is both modular and scalable to meet customer business needs in that it can be easily deployed across multiple fax machines or personal computers within an organization on an unlimited basis.

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
THE NETMOVES NETWORK

OVERVIEW

    TRADITIONAL INTERNATIONAL FACSIMILE TRANSMISSION

    In the United States, traditional international facsimile transmission begins when the originating fax machine places a call over the local telephone network. Because the number dialed has an international prefix, the Local Exchange Carrier ("LEC") switches the call to the sender's long distance carrier (typically, AT&T Corp., MCI WorldCom or Sprint Corp. The long distance carrier ("LDC") delivers the call to the corresponding long distance company (the "PTT") in the country of destination, which in turn completes the call by providing a connection through the local telephone network to the receiving fax machine. Thus a real-time connection is established over the traditional telephony networks, and the originating fax machine sends a data stream, comprising a scanned image, to the receiving fax machine.

    FACSIMILE TRANSMISSION VIA NETMOVES' NETWORK

    NetMoves' services, which are targeted at businesses and professionals, are designed to reduce the cost of sending international faxes, and to make the process of sending faxes easier and less time-consuming. The NetMoves network offers its customers the benefits of increased savings and convenience by bypassing parts or all of the traditional network described above. For example, an international fax-to-fax message delivered through NetMoves' Internet-based network utilizes the Internet as a delivery medium, bypassing the long distance carriers and thereby avoiding expensive inter-country connection fees. In addition, a customer using the faxSAV for Internet suite of services accesses the NetMoves network through its ISP rather than through the local telephone network. NetMoves' proprietary software then either routes the call over its telephony network or bypasses the long distance carriers and the associated inter-country connection fees by routing the call through its Internet-based network.

    THE NETMOVES NETWORK

    The NetMoves network is designed to minimize the cost of sending faxes internationally by selecting the optimal route and carrier for each facsimile transmission. Currently, NetMoves provides its customers with the ability to reach fax machines worldwide via its telephony-based network. NetMoves' telephony-based services are competitively priced and, on faxes to most international destinations, NetMoves customers are expected to realize substantial savings as compared to the rates charged by traditional long distance carriers.

    In addition to its telephony-based network, NetMoves has deployed an Internet-based network which connects key telecommunications markets worldwide. NetMoves' Internet-based network complements its telephony-based network and provides it with the opportunity to further lower the retail price of its customers' international facsimile transmissions while increasing its market share. As NetMoves continues to deploy its Internet nodes internationally, it will be able to route an increasing portion of its customers' traffic over the Internet.

    NetMoves believes that the combination of its telephony-based network and its Internet-based network is critical to achieving its objective of emerging as the leading provider of comprehensive low-cost global faxing solutions. Therefore, NetMoves intends to maintain both a telephony-based and an Internet-based network but with an increasing level of customer traffic being routed through the Internet.

    NETWORK INFRASTRUCTURE

    At the core of the NetMoves network are three main switching nodes, installed in New York, New Jersey and Washington, D.C. These switching nodes use NetMoves' proprietary messaging software to provide the full range of its service offerings, including real-time delivery, "virtual real-time (Internet fax)" delivery, least cost fax routing, e-mail to fax conversion, Internet access, broadcast delivery, customer

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
registration and customer query capabilities. Each switching node employs switch-to-host architecture and fully redundant hardware and software, and is interconnected to the others through a private intranet utilizing T1 links. A backup connection is also provided through separate T1 links to the Internet via firewalls. The switching nodes are installed in secure locations and are supported by uninterruptible power supplies with emergency power generators as further backup. The main switching nodes are connected through the Internet to the Internet facsimile nodes installed by NetMoves overseas, extending access to its service in the markets where such nodes are located. Internet nodes provide "virtual real-time" fax delivery, least-cost fax routing via the best node, e-mail to fax conversion and broadcast delivery capabilities. NetMoves has designed a network-wide redundancy into its nodes, such that if any particular node fails for any reason to complete a transmission, an alternative route through the NetMoves network will automatically be selected. In addition, in the event of an Internet failure, the Internet nodes have a spanning (multiple simultaneous calling) dial backup capability to connect via telephony lines to the nearest node. This node-based and network wide redundancy is designed to allow NetMoves to reliably provide service to its customers without interruption. Additionally, RSA encryption is provided in each Internet node such that each file delivered through NetMoves' Internet nodes is encrypted, addressing security concerns of its customers. All nodes are designed for unattended operation, provide a full range of system monitoring and control capability and can be upgraded and maintained remotely.

SERVICES

    INTERNET SUITE OF SERVICES

    NetMoves Internet suite of services, introduced in stages beginning in the first half of 1996, enables Internet-connected customers to send faxes directly from their computer desktops, either from their e-mail package or from a Windows or Macintosh software application, through the Internet to fax machines worldwide via the NetMoves network. NetMoves' Web site includes a detailed explanation of these services, installation instructions and service registration forms. Customers are charged on a per-page basis for the Internet suite of services and either billed monthly or in advance of usage based upon certain credit criteria. The Internet suite of services includes the following discrete services:

    - faxLauncher enables customers to fax documents created in any Windows or Macintosh application directly from an Internet-connected computer desktop to fax machines worldwide. faxLauncher also supports documents scanned through sheet-fed scanners manufactured by Visioneer, Inc., Hewlett-Packard Co. or Compaq Computer Corporation. A new version of this software, faxLauncher Pro, provides users with additional features including on-line fax status checking, off-line queuing, account code support and storage of sent faxes. faxLauncher software is provided to customers in diskette form or it may be downloaded from NetMoves' Web site.

    - faxMailer using NetMoves' patented e-mail security technology, enables customers to transmit messages from e-mail packages over the Internet to the NetMoves network for delivery to fax machines worldwide. faxMailer provides the desktop e-mail customer with the ability to reach the fax machine of anyone not yet connected to the Internet without the necessity of creating hard copy and manually sending a fax. Customers may register for the faxMailer service through NetMoves' Web site.

    - In the fourth quarter of 1999, NetMoves introduced a new version of its faxMailer service that enables customers to include file attachments with an email message. At the receiving fax machine, the email message and the documents included as file attachments are delivered as readable fax documents. The new service is activated by the customer through registration of email addresses with NetMoves but does not require the installation of any additional software or hardware at the customer location. Customers pay an upfront fee for the service and are billed monthly on a per page basis.

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
    - faxScan enables customers to send documents scanned in any TWAIN-compliant scanner over the Internet to the NetMoves network for delivery to fax machines worldwide. The combination of a scanner and faxScan software puts a virtual fax machine at the desktop for the customer. faxScan software is provided to customers in diskette form.

    - Serverlink enables any fax software or applications developer the flexibility of linking to the NetMoves Network in order to facilitate the seamless distribution of fax documents worldwide. Use of Serverlink results in least cost-routing and expanded availability of fax software or applications to multiple users. Serverlink is provided to potential partners and customers electronically.

    - faxCourier which was introduced in the first quarter of 1998 enables customers to route faxes straight to their email address. A local or toll-free fax number in the NetMoves Network is allocated to the user. All faxes sent to these numbers are automatically converted to a standard TIFF file format and forwarded as attachments to email to the customer's email address. Users can view or print their faxes using standard, freely available TIFF viewing software.

    FAXSAV

    faxSAV, NetMoves' first fax-to-fax service, is a real-time fax transmission service that is delivered through its telephony-based network. The faxSAV service is accessed by customers through the installation of a faxSAV Connector, a small proprietary device which is plugged between the fax machine and the telephone jack. The faxSAV Connector, which is programmable directly from NetMoves headquarters based on the customer's specified needs, automatically identifies each outgoing call which the customer has pre-selected for delivery by NetMoves and routes the call to the NetMoves network. The faxSAV Connector is provided by NetMoves free of charge with no installation cost to the customer. NetMoves believes that, depending on the volume and destinations of the customer's traffic, the faxSAV service provides significant savings to customers on fax usage costs in comparison to the international rates charged by the major long distance carriers. faxSAV customers are charged on a per-minute basis for the transmission time to the destination fax machine, and are billed monthly. NetMoves also offers customized pricing plans based on the customer's volume of traffic to individual countries.

    FAXSAV ASSURED

    faxSAV Assured is a "virtual real-time" enhanced delivery option available to all faxSAV customers through the faxSAV Connector which may be selected for all of the customer's traffic or on a call by call basis. faxSAV Assured shifts the responsibility for repetitive completion attempts to the NetMoves network, thereby reducing indirect costs and increasing the reliability, timeliness and predictability of difficult facsimile deliveries. The standard faxSAV Assured service immediately begins to attempt delivery, and makes multiple attempts for a period of one hour. If the fax has not been successfully completed within that time, the customer is sent a "Non-Delivery" notice. NetMoves also offers customized faxSAV Assured services to meet customer-specific delivery schedules.

    FAXSAV EZ-LIST

    faxSAV EZ-List is an easy to use fax broadcast service which, from a fax machine, utilizes the capabilities of the faxSAV Connector to capture the fax message and the customer's list identification number in a single transmission. During 1997, NetMoves introduced its Broadcast List Manager software product which enables customers to manage and submit broadcast lists from their desktops. faxSAV EZ-List enables customers to send the same fax message to multiple recipients by transmitting a single fax message to the NetMoves network and identifying a specific list of fax addresses previously stored in NetMoves' customer database. faxSAV EZ-List customers are charged on a per-minute basis for the transmission time to each destination fax machine, and are billed monthly. NetMoves also offers customized pricing plans based on the customer's volume of traffic to individual countries.

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
    FAXSAV PLUS

    In the third quarter of 1996, NetMoves introduced faxSAV PLUS, a new "virtual real-time" Internet fax service which is designed to provide reliable delivery of facsimile transmissions at substantially reduced costs. This service is designated as Internet fax because NetMoves utilizes a combination of its traditional telephony-based network and its growing Internet-based network to deliver faxSAV PLUS transmissions to fax machines worldwide. NetMoves is currently implementing the faxSAV PLUS service with a two-tiered pricing structure. Pricing for delivery to the key telecommunications markets that either have Internet nodes installed or are currently targeted for Internet node deployment is based on the economics of delivery through a planned Internet backbone. Pricing for delivery to other destinations worldwide continues to be based on the economics of delivery through NetMoves' telephony-based network, which prices may or may not be reduced in the event that NetMoves deploys Internet-capable facsimile nodes in such markets. faxSAV PLUS customers are charged on a per-minute basis for the transmission time to the destination fax machine, and are billed monthly.

    FAXSAV CUSTOM CORPORATE SOLUTIONS

    faxSAV Custom Corporate Solutions are specialized services developed by NetMoves to meet customer needs for specific volume fax applications. NetMoves will custom tailor a software, networking and telecommunications solution designed to provide the customer with additional savings in time and money.

    CUSTOMER SUPPORT SERVICES

    NetMoves believes that customer support is important in differentiating its facsimile delivery services from other delivery approaches. The customer support services provided by NetMoves include installation assistance on an as-requested basis, facilitation of international fax completion and monitoring the performance of faxSAV Connectors. NetMoves currently provides customer support and network/faxSAV Connector monitoring functions twenty-four hours a day, seven days a week. NetMoves' support personnel respond to telephone inquiries and e-mail inquiries. NetMoves also provides information about its services and new desktop software upgrades on its Web site.

    To provide immediate response to customer inquiries, NetMoves has developed a wide area network that provides a real-time fax tracking system and allows network operations and customer service personnel to redirect, reschedule or repair fax transmissions that are experiencing completion difficulty. The system accesses fax traffic information via an Oracle database that is updated from NetMoves' three switching nodes in the United States and provides an on-line connectivity to NetMoves' master customer database.

SALES AND MARKETING

    DOMESTIC SALES AND MARKETING

    NetMoves offers its services in the United States through multiple sales channels which include a direct field sales force, an agent and dealer distribution network, and promotional activities at trade shows and on the NetMoves Web site. Through the first quarter of 1997, NetMoves had employed a direct mail and direct response program supported by multiple third party telemarketing firms. However, thereafter it changed its focus by expanding its direct sales approach to reach larger prospective customers.

    During 1995, NetMoves established a direct field sales force to address the specialized faxing needs of major accounts and to manage and support its agent channel. Its agent and dealer distribution network consists of organizations which sell office equipment, office supplies and telephony services, as well as independent marketing companies. These agents offer NetMoves services as a companion offering to their other products lines. NetMoves has also entered into agreements for the bundling of the Internet suite of

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
services with the products of computer hardware, software and Internet services companies although revenues from these agreements have been insignificant.

    NetMoves has used computer and Internet trade shows as forums to introduce the faxSAV for Internet suite of services to prospective customers and partners. Its promotions have included the distribution of free software to access its services and free faxing during a trial period and it currently offers 5 free pages of faxes to each new subscriber that registers through its Web home page. NetMoves has promoted its faxLauncher software on the Web since February 1996.

INTERNATIONAL ALLIANCES

    In connection with the installation of Internet-capable facsimile nodes in certain foreign countries, NetMoves has formed strategic sales and marketing alliances with local Internet service providers, telecommunications companies and resellers. NetMoves anticipates that these organizations will use their knowledge of the local market, language, customs and regulations, as well as their existing distribution, customer support and billing infrastructures, to establish, grow and properly service an international NetMoves customer base. In return, NetMoves is offering these organizations either exclusive or non-exclusive rights to market its services in their territories and offering to provide such services at a discount to its retail prices.

    In addition to the strategic alliances, NetMoves has developed a network of commission-based agents to sell the faxSAV for Internet suite of services in foreign markets. To date, this network consists of over 200 agents representing NetMoves in over 70 foreign markets. NetMoves has also implemented a reseller program for those agents who have the infrastructure to generate invoices and perform collections. Under this program, participating agents are provided detailed billing information on their accounts from which they can create and distribute invoices in the local language and currency, and locally service customer billing inquiries.

CUSTOMERS

    NetMoves sells its services primarily to businesses throughout the world. Customers can install NetMoves' services at individual fax machine or desktop locations, across departments or throughout organizations by simply plugging the faxSAV Connector, a small proprietary device, between their fax machine and the telephone jack or by simply installing NetMoves' desktop software on an Internet connected personal computer. Through 1995, all of NetMoves' customers were located in the United States. In 1996, with the introduction of the faxSAV for Internet suite of services, NetMoves began to expand its customer base to include foreign desktop customers. In the first quarter of 1997, it began offering fax-to-fax services through its international marketing alliances in certain countries where an Internet node was installed. In 1997, revenues from these international customers amounted to $2.3 million or 13.2% of total revenues, and in 1998, revenues from these international customers amounted to $5.9 million or 27.9% of total revenues.

COMPETITION

    The market for facsimile transmission services is intensely competitive and there are limited barriers to entry. NetMoves expects that competition will intensify in the future. NetMoves believes that its ability to compete successfully will depend upon a number of factors, including market presence; the capacity, reliability and security of its network infrastructure; the pricing policies of its competitors and suppliers; the timing of introductions of new services and service enhancements by it and its competitors; and industry and general economic trends. A key element of NetMoves' strategy is to expand its market presence by leveraging its price leadership strategy both domestically and internationally. NetMoves intends to maintain and improve the capacity, reliability and security of its network infrastructure through

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
continued research and development activities and will continue to place significant emphasis on the ongoing development of new services and applications of its existing services.

    NetMoves' current and prospective competitors generally fall into the following groups: (i) telecommunication companies, such as AT&T, MCI WorldCom, Sprint, the regional Bell operating companies and telecommunications resellers,
(ii) Internet service providers, such as UUnet and NETCOM On-Line Communications Services, Inc.; (iii) on-line services providers, such as Microsoft and America Online and (iv) direct fax delivery competitors, including Premiere Document Distribution (formerly Xpedite Systems, Inc.) and IDT Corporation. Many of these competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to NetMoves. As a result, they may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than can NetMoves. Further, the foundation of NetMoves' telephony network infrastructure consists of the right to use the telecommunications lines of several of the above-mentioned long distance carriers, including MCI WorldCom. There can be no assurance that these companies will not discontinue or otherwise alter their relationships with NetMoves in a manner that would have a material adverse effect upon its business, financial condition and results of operations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of NetMoves' current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition to direct competitors, many of NetMoves' larger potential customers may seek to internally fulfill their fax communication needs through the deployment of their own computerized fax communications systems or network infrastructures for intra-company faxing.

INTELLECTUAL PROPERTY

    NetMoves' success is dependent upon its proprietary technology. NetMoves relies primarily on a combination of contract, copyright and trademark law, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. It has been granted patents related to its faxSAV Connector and for its "e-mail Stamps" security technology incorporated into its faxMailer service. There can be no assurance that the present or future patents will provide sufficient protection to NetMoves' present or future technologies, products and processes. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to the NetMoves' know-how. Despite Netmoves' efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that it regards as proprietary. In addition, the laws of some foreign countries do not protect NetMoves' proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the steps taken by NetMoves to protect its proprietary rights will be adequate or that its competitors will not independently develop technologies that are substantially equivalent or superior to its technologies.

    Effective September 22, 1998, NetMoves settled all outstanding litigation with AudioFAX IP, L.L.P. ("AudioFAX") to avoid the expense and disruption of protracted litigation. In 1997, NetMoves had filed a lawsuit against AudioFAX seeking declaratory relief that its services did not infringe on any valid claims in certain AudioFAX's patents relating to store-and-forward technology or that certain claims of the AudioFAX patents were not valid. Immediately after the filing of NetMoves' complaint, AudioFAX filed a lawsuit against NetMoves alleging patent infringement. The terms of the settlement agreement required NetMoves to issue 275,000 shares of common stock to AudioFAX and to register such shares for resale in exchange for a fully paid-up license to the patents in the dispute. Although under certain circumstances NetMoves would have been required to issue additional shares or pay a certain amount of cash to AudioFAX, these requirements are no longer applicable. NetMoves has recorded a charge of $1,025,000 in

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
1998 representing all costs associated with the settlement. No costs have been capitalized, as NetMoves could not determine the future economic benefit, if any, to it of the patent licenses acquired.

    There can be no assurance that other third parties will not assert infringement claims against NetMoves in the future. Patents have been granted recently on fundamental technologies in the communications and desktop software areas, and patents may be issued which relate to fundamental technologies incorporated in NetMoves' services. As patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which, if issued as patents, could relate to NetMoves' services. NetMoves could incur substantial costs and diversion of management resources with respect to the defense of any claims that it has infringed upon the proprietary right of others, which costs and diversion could have a material adverse effect on its business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block NetMoves' ability to license and sell its services in the United States or abroad. Any such judgment could have a material adverse effect on its business, financial condition and results of operations. In the event a claim relating to proprietary technology or information is asserted against NetMoves, it may seek licenses to such intellectual property. There can be no assurance, however, that licenses could be obtained on terms acceptable to NetMoves, or at all. The failure to obtain any necessary licenses or other rights could have a material adverse effect on its business, financial condition and results of operations.

GOVERNMENT REGULATION

    NetMoves is subject to regulation by various state public service and public utility commissions and by various international regulatory authorities. NetMoves is licensed by the FCC as an authorized telecommunications company and is classified as a "non-dominant interexchange carrier." Generally, the FCC has chosen not to exercise its statutory power to closely regulate the charges or practices of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on NetMoves and to change its regulatory classification. There can be no assurance that the FCC will not change its regulatory classification or otherwise subject NetMoves to more burdensome regulatory requirements.

    On August 7, 1997, the FCC issued new rules which may significantly reduce the cost of international calls originating in the United States. Such rules are scheduled to be phased in over a five-year period starting on January 1, 1998. To the extent that these new regulations are implemented and result in reductions in the cost of international calls originating in the United States, NetMoves will face increased competition for its international fax services which may have a material adverse effect on its business, financial condition or results in operations.

    In connection with the deployment of Internet-capable nodes in countries throughout the world, NetMoves is required to satisfy a variety of foreign regulatory requirements. It intends to explore and seek to comply with these requirements on a country-by-country basis as the deployment of Internet-capable facsimile nodes continues. There can be no assurance that NetMoves will be able to satisfy the regulatory requirements in each of the countries currently targeted for node deployment, and the failure to satisfy such requirements may prevent it from installing Internet-capable facsimile nodes in such countries. The failure to deploy a number of such nodes could have a material adverse effect on its business, operating results and financial condition.

    NetMoves' nodes and its faxLauncher service utilize encryption technology in connection with the routing of customer documents through the Internet. The export of such encryption technology is regulated by the United States government. NetMoves has authority for the export of such encryption technology other than to Cuba, Iran, Iraq, Libya, North Korea, and Rwanda. Nevertheless, there can be no assurance that such authority will not be revoked or modified at any time for any particular jurisdiction or

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
in general. In addition, there can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not limit NetMoves' ability to distribute its services outside of the United States or electronically. While NetMoves takes precautions against unlawful exportation of its software, the global nature of the Internet makes it virtually impossible to effectively control the distribution of its services. Moreover, future Federal or state legislation or regulation may further limit levels of encryption or authentication technology. Any such export restrictions, the unlawful exportation of NetMoves' services, or new legislation or regulation could have a material adverse effect on its business, financial condition and results of operations.

NETMOVES EMPLOYEES

    As of December 31, 1999, NetMoves had 150 full-time employees, including 17 in research and development, 54 in network operations and support, 62 in sales and marketing and 17 in finance and administration. Its employees are not covered by any collective bargaining agreements. NetMoves believes that its relations with its employees are good.

FACILITIES

    NetMoves' corporate headquarters are located in Edison, New Jersey in facilities consisting of approximately 18,900 square feet of office space occupied under two leases expiring in May 2002 and August 2004. Its three U.S. Network facilities are co-located in telehousing facilities under short term leases. In addition, NetMoves leases offices for its sales staff in the Chicago, Dallas, Ft. Lauderdale, Los Angeles, New York and San Francisco metropolitan areas. While it believes that these facilities are adequate for its present needs, it is continually reviewing its needs and may add facilities in the future. NetMoves believes that any required additional space would be available on commercially reasonable terms. Finally, in connection with its deployment of Internet-capable facsimile nodes, NetMoves has entered into, and will continue to enter into, short-term leases in telehousing facilities worldwide.

LEGAL PROCEEDINGS

    Effective September 22, 1998, NetMoves settled all outstanding litigation with AudioFAX IP, L.L.P. ("AudioFAX") to avoid the expense and disruption of protracted litigation. In 1997, NetMoves had filed a lawsuit against AudioFAX seeking declaratory relief that its services did not infringe on any valid claims in certain AudioFAX's patents relating to store-and-forward technology or that certain claims of the AudioFAX patents are not valid. Immediately after the filing of its complaint, AudioFAX filed a lawsuit against NetMoves alleging patent infringement. The terms of the settlement agreement required NetMoves to issue 275,000 shares of common stock to AudioFAX and to register such shares for resale in exchange for a fully paid-up license to the patents in the dispute. Although under certain circumstances NetMoves would have been required to issue additional shares or pay a certain amount of cash to AudioFAX, these requirements are no longer applicable. NetMoves has recorded a charge of $1,025,000 in 1998 representing all costs associated with the settlement. No costs have been capitalized, as NetMoves could not determine the future economic benefit, if any, to it of the patent licenses acquired.

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
                              NETMOVES' MANAGEMENT

    The following table identifies the executive officers and directors of NetMoves on December 31 1999:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Thomas F. Murawski........................     54      Chief Executive Officer, President and
                                                         Chairman of the Board of Directors
William Fallon............................     38      Vice President, Marketing
George Frylinck...........................     52      Vice President, International Marketing
                                                       and Business Development
Charles J. Gigas..........................     54      Vice President, Operations
James C. Kaufeld..........................     49      Vice President, Engineering
Peter S. Macaluso.........................     53      Vice President and Chief Financial Officer
Thomas C. Mullaney........................     54      Vice President, Sales
Peter A. Howley...........................     59      Director
Robert Labant.............................     53      Director
Richard H. Miller.........................     50      Director

EXECUTIVE OFFICERS AND DIRECTORS

THOMAS F. MURAWSKI--CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD
  OF DIRECTORS

    Mr. Murawski joined NetMoves in November 1991, after serving as Executive Vice President of Western Union Corporation, a global telecommunications and financial services company, where he was President of its Network Services Group. Prior to joining Western Union Corporation, Mr. Murawski served twenty-three years with ITT Corporation, a diversified manufacturing and services company. He has held operating responsibilities in the areas of subsidiary and product line management, engineering, sales and marketing for both voice and data-oriented businesses. Mr. Murawski's last position with ITT Corporation was President and General Manager of ITT World Communications Inc., an international telecommunications services company.

WILLIAM FALLON--VICE PRESIDENT, MARKETING

    Mr. Fallon joined NetMoves in March 1998. From July 1996 until he joined NetMoves, he was Director of Business Development and then Vice President of Operations for Audible, Inc., a start-up Internet commerce company. Prior to joining Audible, Inc., from 1986 to July 1996, Mr. Fallon held a variety of senior marketing and product management positions at AT&T Corporation, primarily in the development of its messaging and online/Internet businesses. His two most recent positions at AT&T were as Director of its HomePlace Messaging Services Group, a network-based unified messaging service, and Director of PersonaLink Services, an advanced electronic messaging service.

GEORGE FRYLINCK--VICE PRESIDENT, INTERNATIONAL MARKETING AND BUSINESS
  DEVELOPMENT

    Mr. Frylinck joined NetMoves in November 1992. From November 1990 until
Mr. Frylinck joined NetMoves, he acted as an independent consultant to various telecommunications industry clients. From 1988 to November 1990, he was Senior Vice President of Marketing, Sales and International Operations, at World Communications Inc., a communications services company that was a subsidiary of the Swiss-based TeleColumbus Incorporated. Prior to his experience at World Communications Inc., Mr. Frylinck was the Vice President responsible for establishing and directing marketing and sales functions for International Private Line Services at Western Union Corporation and served at ITT Corporation, where he held such key management positions as Director of Product Management, International Leased Lines with ITT Corporation.

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
CHARLES J. GIGAS--VICE PRESIDENT, OPERATIONS

    Mr. Gigas joined NetMoves in September 1998. From 1987 until September 1998 he was president and chief executive officer of ConverSys, Inc., a consulting company founded by Mr. Gigas, that specialized in technology, process and organizational consulting in systems and network management. He previously held a number of positions during a ten year career at AT&T Bell Laboratories.

JAMES C. KAUFELD--VICE PRESIDENT, ENGINEERING

    Mr. Kaufeld joined NetMoves in April 1993 and has over twenty years experience in the design, development and management of telecommunications systems. From January 1989 to April 1993, Mr. Kaufeld was General manager and Regional Vice President of IEX, a telecommunications consulting firm, with responsibility for sales and product management for the carrier market. Prior to January 1989, Mr. Kaufeld worked at AT&T Bell Laboratories, where he held a variety of management positions and assignments ranging from research into multi-processor operating systems, to the design and development of interactive systems for real-time control of AT&T's long distance network.

PETER S. MACALUSO--VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Mr. Macaluso has been employed by NetMoves since February 1991. From August 1989 to February 1991, he was Vice President of Operations for Century Cellular Corp., a cellular subsidiary of Cellular Communications Inc., a cable television services and cellular phone company. He was employed by Metro Mobile CTS Inc., an independent cellular telephone company, from May 1985 to December 1988, where his position was Chief Financial Officer. Mr. Macaluso is a certified public accountant and, prior to his employment at Metro Mobile CTS Inc., he was employed by Coopers & Lybrand, an international accounting and management consulting firm. His last position with Coopers & Lybrand was as an Audit Manager.

THOMAS C. MULLANEY--VICE PRESIDENT, SALES

    Mr. Mullaney joined NetMoves in June 1994 after serving from February 1994 to June 1994 as the Chief Operating Officer of Athena Design, Inc., a start-up software company. From January 1991 through February 1994, Mr. Mullaney was self-employed as a marketing consultant to telecommunications companies. Prior to working as a consultant, Mr. Mullaney served eighteen years at MCI, a diversified telecommunications services company. He served MCI as Regional Vice President of Sales and Operations, Vice President of National Sales and Customer Service, Division Vice President Sales and Marketing, as well as Vice President of Carrier and Special Account Sales.

PETER A. HOWLEY--DIRECTOR

    Mr. Howley has been a director of NetMoves since January 1992. Mr. Howley is the Chief Executive Officer of IPWireless, Inc., a startup company formed in April 1999 in the data, internet and voice telecommunications industry.
Mr. Howley has been a private investor since May 1994. From August 1985 until May 1994, Mr. Howley served as President, Chief Executive Officer, and Chairman of the board of directors of Centex Telemanagement, Inc., a telecommunications management services company. Mr. Howley currently serves as a director of Worldport Communications, Inc., and Exodus Communications, Inc.

ROBERT LABANT--DIRECTOR

    Mr. Labant has been a director of NetMoves since June 1996. Since July 1996, Mr. Labant has served as President and Chief Operating Officer of Candle Software Services Corporation, a systems management software company. From February 1995 until July 1996, Mr. Labant worked as a self-employed independent consultant to software companies. For twenty-eight years, until February 1995, Mr. Labant served in

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
various capacities at International Business Machines Corp. ("IBM").
Mr. Labant's last position at IBM was as Senior Vice President and General Manager of North American Operations, and previously he served as Vice President and General Manager of the AS 400 Product Manufacturing and Development Division. Mr. Labant also serves on the board of directors of Arkwright Insurance, a mutual insurance company, and on the Board of Overseers of the Amos Tuck School of Business at Dartmouth College.

RICHARD H. MILLER--DIRECTOR

    Mr. Miller has been a director of NetMoves since February 1, 1999.
Mr. Miller is currently the Chief Executive Officer of Telematica, Inc., a consulting firm specializing in commercial and technical strategies for the data communications and networked applications industry that he founded in 1981 and re-established in March 1994. From 1991 until March 1994, Mr. Miller served as Executive Vice President at General Magic, Inc., a provider of computer-Internet-telephony integration solutions for the mobile user community. Prior to joining General Magic, Inc., Mr. Miller served as Chief Executive Officer of Rapport Communication, Inc., a consulting firm specializing in technology strategies in the areas of e-mail, groupware, directory services and electronic commerce.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the annual and long-term compensation paid by NetMoves during 1999, 1998 and 1997 to its Chief Executive Officer and the four other most highly compensated executive officers of NetMoves whose total compensation during 1999 exceeded $100,000 (collectively, the "Named Executive Officers"):

                                                                                LONG-TERM COMPENSATION
                                                FISCAL                            AWARDS SECURITIES
NAME AND PRINCIPAL POSITION                      YEAR      SALARY     BONUS     UNDERLYING OPTIONS(1)
---------------------------                    --------   --------   --------   ----------------------
Thomas F. Murawski ..........................    1999     $223,776   $150,000           50,000
  President and Chief Executive Officer          1998      224,046     56,800          100,000
                                                 1997      199,142     40,000          125,000

Charles J. Gigas ............................    1999     $154,920   $ 25,000           20,000
  Vice President, Operations                     1998       47,030         --          110,000
                                                 1997           --         --

James C. Kaufeld ............................    1999     $168,440   $ 25,000           25,000
  Vice President, Engineering                    1998      158,470     19,880           35,000
                                                 1997      148,512     10,000           25,000

Peter S. Macaluso ...........................    1999     $144,400   $ 30,000           35,000
  Vice President and Chief Financial Officer     1998      134,410     19,880           35,000
                                                 1997      119,424     18,500           25,000

Thomas C. Mullaney ..........................    1999     $158,440   $ 10,000           10,000
  Vice President, Sales                          1998      148,470     25,000           25,000
                                                 1997      148,512         --               --

------------------------

(1) Other compensation in the form of perquisites and other personal benefits has been omitted as the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of the Named Executive Officer for such year.

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
                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1999.

                                                  INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                 ----------------------------------------------------      VALUE AT ASSUMED
                                 NUMBER OF      PERCENT OF                               ANNUAL RATES OF STOCK
                                 SECURITIES   TOTAL OPTIONS                             PRICES APPRECIATION FOR
                                 UNDERLYING     GRANTED TO     EXERCISE                     OPTION TERMS(2)
                                  OPTIONS      EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------
NAME                              GRANTED     FISCAL YEAR(1)     SHARE        DATE          5%          10%
----                             ----------   --------------   ---------   ----------   ----------   ----------
Thomas F. Murawski.............    50,000          7.9%          $4.31      12/06/09     $196,855     $441,106
Charles J. Gigas...............    20,000          3.2%           4.31      12/06/09       78,742      176,442
James C. Kaufeld...............    25,000          4.0%           4.31      12/06/09       98,427      220,553
Peter S. Macaluso..............    35,000          5.6%           4.31      12/06/09      137,798      308,774
Thomas C. Mullaney.............    10,000          1.6%           4.31      12/06/09       39,371       88,221

------------------------

(1) Based on a aggregate of 629,000 options granted to employees in fiscal 1999, including options granted to the Named Executive Officers.

(2) Amounts represent hypothetical gains that could be achieved for the respective options at the end of the ten-year option term. The assumed 5% and 10% rates of stock appreciation are mandated by rules of the Securities and Exchange Commission and do not represent NetMoves' estimate of the future market price of the common stock from the date of grant to the current date.

   AGGREGATED OPTION EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

    The following table indicates for each of the Named Executive Officers the number and value of exercisable and unexercisable options as of December 31, 1999.

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED            VALUE OF UNEXERCISED
                                                            OPTIONS AT                IN-THE-MONEY OPTIONS AT
                            SHARES                      FISCAL YEAR-END (#)              FISCAL YEAR-END(1)
                           ACQUIRED      VALUE     -----------------------------   ------------------------------
NAME                      ON EXERCISE   REALIZED   EXERCISEABLE   UNEXERCISEABLE   EXCERCISEABLE   UNEXERCISEABLE
----                      -----------   --------   ------------   --------------   -------------   --------------
Thomas F. Murawski......        --           --      464,263         233,848        $2,866,858        $921,138
Charles J. Gigas........        --           --       27,500         102,500           113,437         394,112
James C. Kaufeld........        --           --       98,552          66,558           566,888         254,007
Peter S. Macaluso.......        --           --      100,999          78,002           598,594         288,684
Thomas C. Mullaney......     7,500      $56,400      140,768          37,010           906,691         160,164

------------------------

(1) Amounts calculated by subtracting the exercise price of the options from the market value of the underlying common stock using the closing selling price on the Nasdaq National Market of $7.00 per share of common stock on December 31, 1999.

                         CERTAIN NETMOVES TRANSACTIONS

STOCK OPTIONS

    In 1999, NetMoves granted executive officers and directors a total of 198,888 stock options with exercise prices ranging from $4.31 per share to $5.38 per share.

EMPLOYMENT SEVERANCE AGREEMENTS

    NetMoves does not presently have any employment contracts in effect with the Chief Executive Officer or any of the other Named Executive Officers.

    The Compensation Committee, as Plan Administrator of NetMoves' 1996 Stock Option/Stock Issuance Plan, will have the authority to provide for the accelerated vesting of the shares of common stock subject to outstanding options held by the Chief Executive Officer and any other executive officer or the shares of common stock subject to direct issuances held by such individual(s), in connection with certain changes in control of NetMoves or the subsequent termination of such officer's employment following the change in control event.

    Each of NetMoves' directors and officers, with the exception of Mr. Labant, is party to an agreement with NetMoves providing for the acceleration of the vesting of options to purchase common stock held by such director and officer in the event of the Involuntary Removal or Dismissal (as defined in such agreements) of such director or officer in connection with an Acquisition (as defined in such agreements) of NetMoves. Such agreements may have the effect of delaying or preventing a change in control of NetMoves, and therefore, could adversely affect the price of NetMoves' common stock. NetMoves has also agreed to pay Mr. Murawski $12,500 per month, plus all benefits, for up to three months after the termination of his employment without cause.

    Each of NetMoves' officers is party to an agreement with NetMoves providing for certain payments in the event of an Involuntary Termination (as defined in such agreements) in connection with a Change in Control (as defined in such agreements). Mr. Murawski's agreement provides for the payment of an amount equal to eighteen months base salary. Mr. Macaluso's agreement provides for the payment of an amount equal to twelve months base salary. The remaining officers have agreements providing for the payment of an amount equal to six months base salary.

    These arrangements have been modified pursuant to the merger agreement. Please see "The Merger--Interests of NetMoves' Officers and Directors in the Merger."

                       PRINCIPAL STOCKHOLDERS OF NETMOVES

    The following table provides information with respect to the beneficial ownership of NetMoves' common stock as of December 31, 1999 for:

        (i) each person (or group of affiliated persons) who NetMoves knows beneficially owns more than 5% of the outstanding shares of NetMoves common stock;

        (ii) each NetMoves director;

       (iii) the executive officers named in the Summary Compensation Table of the Management section of this proxy statement/prospectus; and

        (iv) all of NetMoves' current directors and executive officers as a group.

Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

                                                              NUMBER OF SHARES OF
                                                                 COMMON STOCK
                                                                 BENEFICIALLY       PERCENTAGE OF
NAME OF BENEFICIAL OWNER OUTSTANDING (1)                           OWNED(1)            SHARES
----------------------------------------                      -------------------   -------------
Brookhaven Capital Management Co. Ltd. .....................       4,638,810            26.4%
  3000 Sand Hill Road, Bldg. 3,
  Suite 105
  Menlo Park, California 94025
Thomas F. Murawski (2)......................................         538,370             3.1%
Peter A. Howley (3).........................................         255,130             1.5%
Robert Labant (4)...........................................          45,444               *
Richard H. Miller (5).......................................          15,445               *
Charles J. Gigas (6)........................................          31,167               *
James C. Kaufeld (7)........................................         103,716               *
Peter S. Macaluso (8).......................................         109,604               *
Thomas C. Mullaney (9)......................................         156,379               *
All current directors and executive officers as a group
  (10 persons) (10).........................................       1,405,292             8.0%

------------------------

   * Less than one percent.

 (1) Gives effect to the shares of common stock issuable within 60 days of December 31, 1999 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares.

 (2) Includes 482,815 shares of common stock issuable upon the exercise of stock options and 1,000 shares of common stock held by Mr. Murawski's son.
     Mr. Murawski disclaims beneficial ownership of the shares held by his son.

 (3) Includes 47,777 shares of common stock issuable upon the exercise of stock options.

 (4) Includes 14,444 shares of common stock issuable upon the exercise of stock options.

 (5) Includes 4,445 shares of common stock issuable upon the exercise of stock options.

 (6) Consists of 31,167 shares of common stock issuable upon the exercise of stock options.

 (7) Includes 101,516 shares of common stock issuable upon the exercise of stock options.

 (8) Includes 104,604 shares of common stock issuable upon the exercise of stock options.

 (9) Includes 145,379 shares of common stock issuable upon the exercise of stock options.

 (10) See Notes (2) through (9).

                NETMOVES MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF NETMOVES AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROXY
STATEMENT/PROSPECTUS.

OVERVIEW

    NetMoves designs, develops and markets a variety of business-to-business Internet messaging solutions, including computer-to-fax, fax-to-fax, fax-to-email, enhanced fax and broadcast fax services. It has developed proprietary software which enables its customers to specify whether a fax transmission will be delivered through NetMoves' real-time, "virtual real-time (Internet Fax)" or broadcast services. This software, coupled with NetMoves' fax-only network of three interconnected switching nodes in the United States and Internet-capable fax nodes located in nineteen countries as of September 30, 1999, automatically delivers each outgoing transmission through the route that provides the lowest cost and the highest transmission quality available on the NetMoves network. Pre-negotiated volume-based arrangements with several telephony common carriers, the major carrier being MCI WorldCom, and the cost savings available for transmission through the Internet enable NetMoves to transmit its customers' documents and images to fax machines worldwide at rates that are below the international rates charged by long distance voice carriers. While NetMoves generates cost savings for customers transmitting faxes to international destinations, many NetMoves customers use its services for ease of use and productivity improvements, rather than cost savings.

    NetMoves has deployed Internet-capable fax nodes in nineteen key international telecommunications markets to enable it to migrate a portion of its customer traffic off of its telephony-based network and to route it over the Internet. This global Internet backbone, which seamlessly integrates with NetMoves' telephony-based network, enables NetMoves to bypass long distance common carriers for transmissions originating and terminating in countries where such nodes have been deployed, thereby further reducing its customers' international transmission costs. NetMoves believes that the combination of its telephony-based network and its growing Internet-based network will enable it to emerge as a leading supplier of comprehensive, convenient, low-cost global faxing services.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

    The following table represents unaudited financial information expressed as a percentage of total revenues for the periods indicated. NetMoves believes that this information has been presented on a basis consistent with its audited financial statements and includes all adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair representation for the periods presented.

                                                                      NINE MONTHS
                                                                         ENDED
                                                                     SEPTEMBER 30,
                                                                 ----------------------
                                                                   1999          1998
                                                                 --------      --------
PERCENTAGE OF REVENUES:
Revenues...................................................       100.0%        100.0%
Cost of service............................................        52.4          52.4
                                                                  -----         -----
Gross margin...............................................        47.6          47.6
                                                                  -----         -----
Operating expenses
  Network operations and support...........................        20.9          16.6
  Research and development.................................         8.9          10.2
  Sales and marketing......................................        34.8          30.4
  General and administrative...............................        19.8          15.3
  Depreciation and amortization............................         8.9           7.0
  Patent litigation settlement.............................         0.0           6.6
                                                                  -----         -----
    Total operating expenses...............................        93.3          86.1
                                                                  -----         -----
Operating loss.............................................       (45.7)        (38.5)
                                                                  -----         -----
Interest expense, net......................................        (0.6)         (0.5)
Other income...............................................         0.5           0.5
                                                                  -----         -----
Loss before income taxes...................................       (45.8)        (38.5)
Provision for income taxes.................................          --            --
                                                                  -----         -----
Net loss...................................................       (45.8)%       (38.5)%
                                                                  -----         =====

REVENUES

    Revenues, which consist primarily of customer usage charges, grew 10.5% to $17.1 million in the nine months ended September 30, 1999 from $15.5 million in the nine months ended September 30, 1998 as a result of a 34% increase in total Internet fax revenues which account for 83% of total revenues offset by a 39% decrease in telephony fax revenues which only comprise 17% of total revenues. All of NetMoves' current sales and marketing programs are related to the sale of Internet fax services and more specifically to computer-originated Internet fax services which amounted to $6.4 million for the nine months ended September 30, 1999, representing a 62% increase over the same service revenues for the nine months ended September 30, 1998. Internet fax revenues for the U.S. business segment increased $2.7 million or 41% to $9.2 million in the first three quarters of 1999 and the international business segment increased $0.8 million or 21% to $4.9 million in the 1999 period in comparison to the same period in 1998.

    COST OF SERVICE

    Cost of service consists of local access charges, leased network backbone circuit costs and long distance domestic and international termination charges. These are primarily variable costs based on actual fax volume. Cost of service increased as a result of the increase in fax volume for the period but as a percentage of revenues, remained the same for both periods at 52.4%.

OPERATING EXPENSES

    NETWORK OPERATIONS AND SUPPORT

    Network operations and support costs consist primarily of the expenses of operating and expanding the network infrastructure, monitoring network traffic and quality of service and providing customer support in service installations, fax deliveries and message reporting and billing. Network operations and support costs increased to $3.6 million for the nine month period ended September 30, 1999 in comparison to $2.6 million in the nine months ended September 30, 1998 as a result of hiring additional personnel to support NetMoves' expanding customer base on a 7-day per week, 24-hour per day basis. As a percentage of revenues, these expenses increased to 20.9% in the 1999 period from 16.6% of revenues in the 1998 period.

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and development personnel largely for the continuing development efforts for enhancements to NetMoves' Internet fax services. Research and development expenses decreased to $1.5 million for the nine month period ended September 30, 1999 in comparison to $1.6 million in the nine months ended September 30, 1998. As a result of the decreased expense and higher revenues in 1999, research and development expenses decreased to 8.9% of revenues in the nine months ended September 30, 1999 from 10.2% of revenues in the nine months ended September 30, 1998.

    SALES AND MARKETING

    Sales and marketing expenses consist primarily of salaries and commissions for sales and marketing staffs, promotional material preparation and mailing costs, and agent and dealer commissions. Sales and marketing expenses increased to $6.0 million for the nine months ended September 30, 1999 in comparison to $4.7 million in the nine months ended September 30, 1998. As a percentage of revenues, these costs increased to 34.8% from 30.4% for the 1999 and 1998 periods, respectively. The higher costs in 1999 as compared to the same period in 1998 relate to additional expenses to support NetMoves' previously announced strategy to accelerate growth of computer-originated Internet faxing.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist of expenses associated with NetMoves' management, accounting, finance, billing and administrative functions. General and administrative expenses amounted to $3.4 million in the nine months ended September 30, 1999 as compared to $2.4 million in the nine months ended September 30, 1998. As a percentage of revenues, these expenses increased to 19.8% in the nine months ended September 30, 1999 from 15.3% in the nine months ended September 30, 1998. The increase in general and administrative expenses result from personnel increases and additional accounts receivable allowances to support the increased customer base and revenues.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization amounted to $1.5 million or 8.9% of revenues in the nine months ended September 30, 1999 and $1.0 million or 7.0% of revenues in the nine months ended September 30, 1998. The increase in depreciation and amortization expense relates to an increase in the depreciable base of fixed assets and amortization charges related to the UNIFI acquisition in 1999.

    PATENT LITIGATION SETTLEMENT

    During the quarter ended September 30, 1998, NetMoves agreed to the settlement of all outstanding patent litigation with AudioFAX. The charge in the 1998 quarter represents the cost of the license fee paid by NetMoves for the license of certain AudioFAX patents.

PROVISION FOR INCOME TAXES

    NetMoves had losses for income tax purposes for the nine months ended September 30, 1999 and 1998. Accordingly, there was no provision or credit for income taxes for those periods. Any income tax benefits at NetMoves' expected effective tax rate for these losses have been offset by a valuation allowance for deferred tax assets.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    The following table sets forth certain operating data expressed as a percentage of total revenues for the periods indicated (subtotals not adjusted for rounding):

                                                               YEARS ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           1998          1997          1996
                                                         --------      --------      --------
PERCENTAGES OF REVENUES:
Revenues...........................................       100.0%        100.0%        100.0%
Cost of service....................................        52.7          59.8          59.2
                                                          -----         -----         -----
Gross margin.......................................        47.3          40.2          40.8
Operating expenses:
  Network operations and support...................        17.0          13.1          13.2
  Research and development.........................         9.4          11.0          11.8
  Sales and marketing..............................        31.4          30.2          40.3
  General and administrative.......................        15.6          18.0          16.6
  Depreciation and amortization....................         7.1           9.8           9.6
  Other............................................         4.9            --            --
                                                          -----         -----         -----
Total operating expenses...........................        85.4          82.1          91.5
Operating loss.....................................       (38.1)        (41.9)        (50.7)
Interest income (expense), net.....................        (0.6)          0.5           0.3
Other income, net..................................         0.5           0.5           0.6
                                                          -----         -----         -----
Loss before income taxes...........................       (38.2)        (40.9)        (49.8)
Provision for income taxes.........................          --            --            --
                                                          -----         -----         -----
Net loss...........................................       (38.2)%       (40.9)%       (49.8)%
                                                          -----         =====         =====

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

    Revenues, which consist primarily of customer usage charges, grew 21.3% to $21.1 million in the year ended December 31, 1998 from $17.4 million in the year ended December 31, 1997 primarily as a result of the continued expansion of NetMoves' customer base, particularly in international markets. The increased revenues resulted largely from NetMoves' Internet desktop-to-fax and faxSAV EZ-List broadcast services. Fax volumes in total, representing faxes delivered to domestic and international destinations, grew 58.0% to 62.4 million minutes in 1998 as compared with 39.5 million minutes in 1997, while faxes routed through the internet grew 127.4% to 50.7 million minutes in 1998 from
22.3 million minutes in 1997.

    COST OF SERVICE

    Cost of service consists of local access charges, leased network backbone circuit costs and long distance and international termination charges. These are primarily variable costs based on actual fax volumes. Cost of service increased in 1998 as a result of the increase in fax volume for the year but decreased as a percentage of revenues to 52.7% in 1998 from 59.8% in 1997. The decreased percentage is a result of transmitting an increased level of customer faxes over NetMoves' Internet fax network and lower costs for international fax charges.

OPERATING EXPENSES

    NETWORK OPERATIONS AND SUPPORT

    Network operations and support costs consist primarily of the expenses of operating and expanding the network infrastructure, monitoring network traffic and quality of service and providing customer support in service installations, fax deliveries and message reporting and billing. Network operations and support costs increased to $3.6 million in the year ended December 31, 1998 from $2.3 million in the year ended December 31, 1997 as a result of hiring additional personnel to implement the Internet fax node deployment plan and to support NetMoves' expanding customer base on a 7-day per week, 24-hour basis. As a percentage of revenues, these costs increased to 17.0% from 13.1% in 1997.

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and development personnel. Research and development expenses increased to $2.0 million for the year ended
December 31, 1998 compared with $1.9 million for the year ended December 31, 1997 due to the continuing development efforts for enhancements to NetMoves' Internet desktop-to-fax services both in client software and network enhancements, and continuing development of its faxSAV EZ-List broadcast service. As a percentage of revenues, these expenses decreased to 9.4% in 1998 from 11.0% in 1997 as a result of increased revenues in 1998.

    SALES AND MARKETING

    Sales and marketing expenses consist primarily of salaries and commissions for sales and marketing staffs, promotion material preparation and mailing costs, third-party telemarketing charges and agent and dealer commissions. Sales and marketing expenses increased to $6.6 million and 31.4% of revenues for the year ended December 31, 1998 compared with $5.3 million and 30.2% for the year ended December 31, 1997. The higher costs in 1998 relate to additional expenses to support the growth in international revenues, the expansion of NetMoves' direct sales staff in the U.S. and increased spending for U.S. marketing programs.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist of expenses associated with NetMoves' management, accounting, finance, billing and administrative functions. General and administrative expenses increased to $3.3 million in the year ended December 31, 1998 from $3.1 million in the year ended December 31, 1997. The increases in total expenses result from personnel increases to support the increased customer base and expenses incurred for management information systems improvements. As a percentage of revenues, these expenses decreased to 15.6% in 1998 from 18.0% in 1997 as a result of increased revenues in 1998.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization decreased to $1.5 million and 7.1% of revenues in the year ended December 31, 1998 in comparison to $1.7 million and 9.8% of revenues in the year ended December 31,

1997, primarily reflecting reduced charges for faxSAV Connectors installed on fax machines at customer premises, resulting from NetMoves' shift in its business to desktop originated services.

    OTHER

    NetMoves incurred other expenses in 1998 of $1.0 million or 4.9% of revenues for settlement of the AudioFAX litigation. No such expenses were incurred in 1997.

PROVISION FOR INCOME TAXES

    NetMoves had losses for income tax purposes for the years ended
December 31, 1998 and 1997. Accordingly, there was no provision or credit for income taxes. Any income tax benefits at NetMoves' expected effective tax rate for these losses has been offset by a valuation allowance for deferred tax assets.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES

    Revenues, which consist primarily of customer usage charges, grew 15.8% to $17.4 million in the year ended December 31, 1997 from $15.0 million in the year ended December 31, 1996 primarily as a result of increased revenues from
(i) NetMoves' faxSAV for Internet suite of services first introduced in 1996,
(ii) NetMoves' faxSAV EZ-List broadcast service and (iii) an international fax-to-fax customer base developed in 1997. Fax volumes in total, representing faxes delivered to domestic and international destinations, grew 40.0% to
39.5 million minutes in 1997 as compared to 28.3 million minutes in 1996, while faxes to international destinations grew 33.0% to 22.0 million minutes in 1997 from 16.5 million minutes in 1996.

    COST OF SERVICE

    Cost of service consists of local access charges, leased network backbone circuit costs and long distance and international termination charges. These are primarily variable costs based on actual fax volumes. Cost of service increased in 1997 as a result of the increase in fax volume for the year and also increased as a percentage of revenues to 59.8% in 1997 from 59.2% in 1996. The increased percentage is a result of a higher cost of service for the revenues generated from NetMoves' lower priced Internet services. These revenues were generated without the complete benefit of the lower cost Internet network deployment that is still in process. As of December 31, 1997, NetMoves had completed the installation of Internet nodes in eighteen of the planned thirty countries.

OPERATING EXPENSES

    NETWORK OPERATIONS AND SUPPORT

    Network operations and support costs consist primarily of the expenses of operating and expanding the network infrastructure, monitoring network traffic and quality of service and providing customer support in service installations, fax deliveries and message reporting and billing. Network operations and support costs increased to $2.3 million in the year ended December 31, 1997 from $2.0 million in the year ended December 31, 1996 as a result of hiring additional personnel to implement the Internet fax node deployment plan and to support NetMoves' expanding customer base. As a percentage of revenues, these costs remained relatively unchanged amounting to 13.1% in 1997 and 13.2% in 1996.

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and development personnel. Research and development expenses increased to $1.9 million for the year ended
December 31, 1997 in comparison to $1.8 million for the year ended December 31, 1996 due to the continuing development efforts for enhancements to NetMoves' Internet desktop-to-fax services both in client software and network enhancements, and enhancements to its faxSAV EZ-List broadcast service. As a percentage of revenues, these expenses decreased to 11.0% in 1997 from 11.8% in 1996 as a result of increased revenues in 1997.

    SALES AND MARKETING

    Sales and marketing expenses consist primarily of salaries and commissions for sales and marketing staffs, promotion material preparation and mailing costs, third-party telemarketing charges and agent and dealer commissions. Sales and marketing expenses decreased to $5.3 million and 30.2% of revenues for the year ended December 31,1997 in comparison to $6.1 million and 40.3% for the year ended December 31, 1996. These costs decreased as a result of reduced spending for third party telemarketing programs in 1997 in connection with NetMoves' change in focus to a direct selling staff and as a result of higher expenses incurred in 1996 for trade shows and an advertising and promotion campaign for the introduction of the Internet suite of services.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist of expenses associated with NetMoves' management, accounting, finance, billing and administrative functions. General and administrative expenses increased to $3.1 million and 18.0% of revenues in the year ended December 31, 1997 from $2.5 million and 16.6% of revenues for the year ended December 31, 1996. The increases in total expenses and in the percentage of revenues result from personnel increases to support the increased customer base, expenses incurred for management information systems improvements and from expenses incurred in 1997 related to the public ownership of NetMoves' common stock.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization increased to $1.7 million and 9.8% of revenues in the year ended December 31, 1997 in comparison to $1.4 million and 9.6% of revenues in the year ended December 31, 1996, primarily reflecting depreciation of the company's increased investment in international Internet nodes as part of NetMoves' strategy to deploy a global Internet network and in faxSAV Connectors installed at customer premises to allow access to the NetMoves network.

PROVISION FOR INCOME TAXES

    NetMoves had losses for income tax purposes for the years ended
December 31, 1997 and 1996. Accordingly, there was no provision or credit for income taxes. Any income tax benefits at NetMoves' expected effective tax rate for these losses has been offset by a valuation allowance for deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

    NetMoves' principal sources of liquidity at September 30, 1999 included cash and cash equivalents of $9.0 million and $0.3 million available under equipment lines of credit. NetMoves believes that its current cash and cash equivalents and available equipment financing facility will be sufficient to meet its anticipated cash needs for working capital and capital expenditure requirements through at least December 2000.

    In May 1999, NetMoves completed a $14.3 million private placement of 2,499,000 new unregistered shares of its common stock to a group of investors. During the nine months ended September 30, 1999, it entered into a total of $1.5 million of equipment lines of credit with draw-downs payable over 36 to 42 months at interest rates of 14% to 16%.

    Cash used in operating activities amounted to $5.9 million in the nine months ended September 30, 1999, as compared to $4.3 million in the first nine months of 1998. Cash used for the purchase of equipment, mainly used to improve and expand the NetMoves network, amounted to $1.7 million in the first nine months of both 1999 and 1998. Cash used to purchase intangible assets, including the U.S. fax customer base of UNIFI Communications in 1999, amounted to $2.0 million and $0.3 million in the first nine months of 1999 and 1998 respectively. NetMoves has committed to minimum monthly usage levels with its primary telecommunications carrier amounting to, exclusive of usage discounts, $0.5 million per month through August 2002.

    To the extent that funds expected to be generated from its operations are insufficient to meet current or planned operating requirements, NetMoves will seek to obtain additional funds through bank facilities, equity or debt financing, collaborative or other arrangements with corporate partners and from other sources. Additional funding may not be available when needed or on terms acceptable to NetMoves, which could have a material adverse effect on its business, financial condition and results of operations. If adequate funds are not available, NetMoves may be required to delay or to eliminate certain expenditures or to license to third parties the rights to commercialize technologies that it would otherwise seek to develop itself. In addition, in the event that NetMoves obtains any additional funding, such financings may have a dilutive effect on the holders of its securities.

YEAR 2000 COMPLIANCE

OVERVIEW

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements or risk system failure or miscalculations causing disruptions of normal business activities.

STATE OF READINESS

    NetMoves conducted a study of the Year 2000 readiness of its information technology systems prior to December 31, 1999, including its computing and networking systems, and its non-information technology systems. Its study consisted of:

    - INVENTORY AND ASSESSMENT--conducting an inventory and review of NetMoves software, third-party software and hardware, and telecommunications and Internet service providers; contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of NetMoves for Internet suite of services and the NetMoves Connector; contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of NetMoves for Internet suite of services and the NetMoves Connector.

    - REVIEW--conducting a review of NetMoves' application and product software code to determine Year 2000 compliance; assessment of repair or replacement requirements.

    - CORRECTION AND TESTING--implementing code modifications and complete system re-testing where necessary; modification, upgrade, repair or replacement of all non-compliant systems.

    NetMoves completed a test of its information technology systems to verify the results of its study and remedied certain minor discrepancies that were discovered. It has been informed by many of its vendors of material hardware and software components of its information technology systems that the products that it uses are currently Year 2000 compliant. The computing systems that provide application layer services (i.e., NetMoves customer services) within the NetMoves network are based upon some variant of the Unix operating system, which adequately represents dates beyond the year 2000. Many of the computing systems that support the internal operations of NetMoves' business have the similar capacity to represent dates beyond the year 2000. In addition, for all of its internal accounting applications, NetMoves has purchased new accounting system software that the manufacturer specifies as Year 2000 compliant. NetMoves has also required vendors of its other material hardware and software components of its information technology systems to provide assurances of their Year 2000 compliance. NetMoves will also seek assurances of Year 2000 compliance from providers of its material non-information technology systems.

    As of January 14, 2000 NetMoves has not experienced any disruption from its computing and networking systems related to the Year 2000.

    COSTS

    To date, NetMoves has not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues. Most of its expenses have related to the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. NetMoves' costs to purchase and implement new accounting system software that the manufacturer specifies as Year 2000 compliant are approximately $0.2 million.

                                    EXPERTS

    The financial statements of Mail.com, Inc. as of December 31, 1997 and 1998 and for each of the years in the three year period ended December 31, 1998 included in this proxy statement/prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, upon authority of said firm as experts in auditing and accounting.

    The financial statements of The Allegro Group, Inc. as of December 31, 1997 and 1998 and for each of the years in the two year period ended December 31, 1998 included in this proxy statement/prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, upon authority of said firm as experts in auditing and accounting.

    The financial statements of NetMoves Corporation (a.k.a. FaxSav Inc.) as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the shares of Class A common stock offered hereby and certain tax matters with respect to the merger will be passed upon for Mail.com by Winthrop, Stimson, Putnam & Roberts, New York, New York. Certain tax matters with respect to the merger will be passed upon for NetMoves by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                      WHERE YOU CAN FIND MORE INFORMATION

    Mail.com and NetMoves file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by either company at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Mail.com's and NetMoves' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

    Mail.com filed a registration statement to register the shares of Mail.com Class A common stock to be issued to NetMoves stockholders pursuant to the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Mail.com in addition to being a proxy statement of NetMoves for use at its special meeting of stockholders.

    Mail.com has supplied all information contained in this proxy statement/prospectus relating to Mail.com, and NetMoves has supplied all information contained in this proxy statement/prospectus relating to NetMoves.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER AGREEMENT AND THE MERGER. NEITHER MAIL.COM NOR NETMOVES HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY
STATEMENT/PROSPECTUS IS DATED           , 2000. STOCKHOLDERS SHOULD NOT ASSUME
THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF MAIL.COM CLASS A COMMON STOCK PURSUANT TO THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
MAIL.COM, INC.
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and September 30, 1999 (unaudited)........................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998, and for the nine months
  ended September 30, 1998 (unaudited) and September 30,
  1999 (unaudited)..........................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1996, 1997 and 1998, and
  for the nine months ended September 30, 1999
  (unaudited)...............................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998, and for the nine months
  ended September 30, 1998 (unaudited) and September 30,
  1999 (unaudited)..........................................  F-8
Notes to Consolidated Financial Statements..................  F-10

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................  F-35
Pro Forma Condensed Combined Balance Sheet as of September
  30, 1999 (unaudited)......................................  F-39
Pro Forma Condensed Combined Statement of Operations for the
  year ended December 31, 1998 (unaudited)..................  F-40
Pro Forma Condensed Combined Statement of Operations for the
  nine months ended September 30, 1999 (unaudited)..........  F-41
Notes to Unaudited Pro Forma Condensed Combined Financial
  Information...............................................  F-42

THE ALLEGRO GROUP, INC.
Independent Auditors' Report................................  F-44
Balance Sheets as of December 31, 1997 and 1998.............  F-45
Statements of Operations for the years ended December 31,
  1997 and 1998, and for the six months ended June 30, 1998
  and 1999 (unaudited)......................................  F-46
Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1997 and 1998, and for the six months
  ended June 30, 1999 (unaudited)...........................  F-47
Statements of Cash Flows for the years ended December 31,
  1997 and 1998.............................................  F-48
Notes to Financial Statements...............................  F-49

FAXSAV INCORPORATED (CURRENTLY NETMOVES CORPORATION)
Report of Independent Accountants...........................  F-55
Balance Sheets as of December 31, 1997 and 1998 and
  September 30, 1999 (unaudited)............................  F-56
Statements of Operations for the years ended December 31,
  1996, 1997 and 1998 and for the nine months ended
  September 30, 1998 (unaudited) and September 30, 1999
  (unaudited)...............................................  F-57
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and for the nine months ended
  September 30, 1998 (unaudited) and September 30, 1999
  (unaudited)...............................................  F-58
Statements of Stockholders' Equity for the years ended
  December 31, 1996, 1997 and 1998 and for the nine months
  ended September 30, 1999 (unaudited)......................  F-59
Notes to Financial Statements...............................  F-60

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mail.com, Inc.:

    We have audited the accompanying balance sheets of Mail.com, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mail.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
March 19, 1999

                                 MAIL.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

                       ($ IN THOUSANDS, EXCEPT PAR VALUE)

                                                                 DECEMBER 31,       SEPTEMBER 30,
                                                              -------------------   -------------
                                                                1997       1998         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   910    $  8,414     $ 53,469
  Accounts receivable, net of allowance for doubtful
    accounts of $92 and $197 as of December 31, 1998 and as
    of
    September 30, 1999, respectively........................       --         702        2,400
  Prepaid expenses and other current assets.................       37         223        1,290
  Receivable from sale leaseback............................       --         631           --
                                                              -------    --------     --------
      Total current assets..................................      947       9,970       57,159
                                                              -------    --------     --------
Property and equipment, net.................................      928       4,341       26,035
Domain assets, net..........................................      651       1,010        4,145
Partner advances............................................       --       4,715       19,842
Investments in affiliated companies.........................      100         250        5,854
Goodwill and other intangible assets, net...................       --          --       19,352
Restricted investment.......................................       --          --        1,000
Other.......................................................       20          58          380
                                                              -------    --------     --------
      Total assets..........................................  $ 2,646    $ 20,344     $133,767
                                                              =======    ========     ========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $    67    $  1,753     $  8,028
  Accrued expenses..........................................      461       1,669        6,322
  Current portion of capital lease obligations..............      240         479        3,866
  Current portion of domain asset purchase obligations......       63         169          268
  Due to officer............................................      200          --           --
  Deferred revenue..........................................      106         824          914
  Other current liabilities.................................       --          --        2,988
                                                              -------    --------     --------
      Total current liabilities.............................    1,137       4,894       22,386
                                                              -------    --------     --------
Capital lease obligations, less current portion.............      569       1,437        9,094
Domain asset purchase obligation, less current portion......      150         217          184
Deferred revenue............................................      223       1,081          953
Redeemable convertible preferred stock, $0.01 par value;
  Class C--12,000,000 shares authorized; 3,776,558 and 0
  shares issued and outstanding at December 31, 1998 and
  September 30, 1999, respectively, with an aggregate
  liquidation preference of $13,047,650 and $0 as of
  December 31, 1998 and September 30, 1999, respectively....       --      13,048           --
Stockholders' equity (deficit):
Convertible preferred stock, $0.01 par value; 60,000,000
  shares authorized:
  Class A--12,000,000 shares authorized; 4,185,000,
    6,185,000 and 0 shares issued and outstanding at
    December 31, 1997 and 1998, and at September 30, 1999,
    respectively, with an aggregate liquidation preference
    of $2,932,580, $7,647,580 and $0 at December 31, 1997
    and 1998, and at September 30, 1999, respectively.......       42          62           --
Common stock, $0.01 par value; 130,000,000 shares
  authorized:
  Class A--120,000,000 shares authorized; 4,097,500,
    5,931,405 and 34,363,172 shares issued and outstanding
    at December 31, 1997 and 1998, and September 30, 1999,
    respectively............................................       41          59          344
  Class B--10,000,000 shares authorized, issued and
    outstanding at December 31, 1997 and 1998 and
    September 30, 1999; with an aggregate liquidation
    preference of $1,000,000................................      100         100          100
Additional paid-in capital..................................    4,652      16,537      146,387
Subscriptions receivable....................................     (728)         (1)          --
Deferred compensation.......................................       --      (1,025)      (1,316)
Accumulated deficit.........................................   (3,540)    (16,065)     (47,007)
Other comprehensive income..................................       --          --        2,642
                                                              -------    --------     --------
    Total stockholders' equity (deficit)....................      567        (333)     101,150
                                                              -------    --------     --------
Commitments and contingencies
    Total liabilities and stockholders' equity (deficit)....  $ 2,646    $ 20,344     $133,767
                                                              =======    ========     ========

          See accompanying notes to consolidated financial statements

                                 MAIL.COM, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ---------------------------------------   -------------------------
                                   1996          1997          1998          1998          1999
                                -----------   -----------   -----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
Revenues......................  $        19   $       173   $     1,495   $       492   $     6,593
                                -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Cost of revenues............          187         1,082         2,891         1,745         7,720
  Sales and marketing.........           65           930         6,680         2,140        17,083
  General and
    administrative............          222           862         3,482         1,730         7,207
  Product development.........           94           296         1,573           986         4,643
  Amortization of intangible
    assets....................           --            --            --            --           725
  Write-off of acquired in-
    process technology........           --            --            --            --           900
                                -----------   -----------   -----------   -----------   -----------
    Total operating
      expenses................          568         3,170        14,626         6,601        38,278
                                -----------   -----------   -----------   -----------   -----------
    Loss from operations......         (549)       (2,997)      (13,131)       (6,109)      (31,685)
                                -----------   -----------   -----------   -----------   -----------
Other income (expense):
  Gain on sale of
    investment................           --            --           438           438            --
  Interest income.............            7            36           277           141         1,098
  Interest expense............           (2)          (35)         (109)          (57)         (355)
                                -----------   -----------   -----------   -----------   -----------
    Total other income
      (expense), net..........            5             1           606           522           743
                                -----------   -----------   -----------   -----------   -----------
Net loss......................         (544)       (2,996)      (12,525)       (5,587)      (30,942)
Cumulative dividends on
  settlement of contingent
  obligations to preferred
  shareholders................           --            --            --            --        14,556
                                -----------   -----------   -----------   -----------   -----------
Net loss attributable to
  common stockholders.........  $      (544)  $    (2,996)  $   (12,525)  $    (5,587)  $   (45,498)
                                ===========   ===========   ===========   ===========   ===========
Basic and diluted net loss per
  common share................  $     (0.04)  $     (0.21)  $     (0.86)  $     (0.39)  $     (1.69)
                                ===========   ===========   ===========   ===========   ===========
Weighted-average basic and
  diluted shares
  outstanding.................   13,725,278    14,097,500    14,607,915    14,229,114    26,891,270
                                ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements

                                 MAIL.COM, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                ($ IN THOUSANDS)

                                                                  CLASS A                 CLASS A                 CLASS B
                                                              PREFERRED STOCK          COMMON STOCK            COMMON STOCK
                                                           ---------------------   ---------------------   ---------------------
                                                             SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT
                                                           ----------   --------   ----------   --------   ----------   --------
Balance at December 31, 1995.............................          --     $ --             --     $ --             --     $ --
Issuance of Class A common stock to founders.............          --       --      2,422,500       24             --       --
Issuance of Class B common stock to founder..............          --       --             --              10,000,000      100
Issuance of Class A preferred stock to founders..........     100,000        1             --       --             --       --
Domain assets purchased in exchange for Class A preferred
  stock..................................................     225,000        2             --       --             --       --
Domain assets purchased in exchange for Class A common
  stock..................................................          --       --      1,675,000       17             --       --
Issuance of Class A preferred stock for cash.............     400,000        4             --       --             --       --
Net loss.................................................          --       --             --       --             --       --
                                                           ----------     ----     ----------     ----     ----------     ----
Balance at December 31, 1996.............................     725,000        7      4,097,500       41     10,000,000      100
Payment of founder's Class B common stock subscription
  receivable.............................................          --       --             --       --             --       --
Issuance of Class A preferred stock in exchange for
  asset..................................................     100,000        1             --       --             --       --
Issuance of Class A preferred stock, net of $55 issuance
  costs..................................................   3,290,000       33             --       --             --       --
Issuance of Class A preferred stock in exchange for
  services...............................................      70,000        1             --       --             --       --
Issuance of options and warrants in connection with
  partner and consultant agreements......................          --       --             --       --             --       --
Net loss.................................................          --       --             --       --             --       --
                                                           ----------     ----     ----------     ----     ----------     ----
Balance at December 31, 1997.............................   4,185,000       42      4,097,500       41     10,000,000      100
Issuance of Class A common stock to vendor...............          --       --          2,745       --             --       --
Issuance of Class A common stock in connection with
  partner agreements.....................................          --       --      1,831,160       18             --       --
Proceeds from stock subscriptions receivable.............          --       --             --       --             --       --
Issuance of Class A preferred stock as a result of
  options exercised, net of $227 issuance costs..........   2,000,000       20             --       --             --       --
Issuance of warrants for Class A common stock............          --       --             --       --             --       --
Issuance of warrants in connection with Class C
  redeemable convertible preferred stock.................          --       --             --       --             --       --
Offering costs in connection with Class C redeemable
  convertible preferred stock............................          --       --             --       --             --       --
Issuance of stock options to officer.....................          --       --             --       --             --       --
Amortization of deferred compensation....................          --       --             --       --             --       --
Issuance of stock options to partner.....................          --       --             --       --             --       --
Net loss.................................................          --       --             --       --             --       --
                                                           ----------     ----     ----------     ----     ----------     ----
Balance at December 31, 1998.............................   6,185,000       62      5,931,405       59     10,000,000      100


                                                           ADDITIONAL                                                    OTHER
                                                            PAID-IN     SUBSCRIPTIONS     DEFERRED     ACCUMULATED   COMPREHENSIVE
                                                            CAPITAL      RECEIVABLE     COMPENSATION     DEFICIT        INCOME
                                                           ----------   -------------   ------------   -----------   -------------
Balance at December 31, 1995.............................   $     --        $  --              --       $     --        $   --
Issuance of Class A common stock to founders.............        (12)         (12)             --             --            --
Issuance of Class B common stock to founder..............        900         (450)             --             --            --
Issuance of Class A preferred stock to founders..........                      (1)             --             --            --
Domain assets purchased in exchange for Class A preferred
  stock..................................................         20           --              --             --            --
Domain assets purchased in exchange for Class A common
  stock..................................................        160           --              --             --            --
Issuance of Class A preferred stock for cash.............        161           --              --             --            --
Net loss.................................................         --           --              --           (544)           --
                                                            --------        -----         -------       --------        ------
Balance at December 31, 1996.............................      1,229         (463)             --           (544)           --
Payment of founder's Class B common stock subscription
  receivable.............................................         --          450              --             --            --
Issuance of Class A preferred stock in exchange for
  asset..................................................         99           --              --             --            --
Issuance of Class A preferred stock, net of $55 issuance
  costs..................................................      3,203         (715)             --             --            --
Issuance of Class A preferred stock in exchange for
  services...............................................         69           --              --             --            --
Issuance of options and warrants in connection with
  partner and consultant agreements......................         52           --              --             --            --
Net loss.................................................         --           --              --         (2,996)           --
                                                            --------        -----         -------       --------        ------
Balance at December 31, 1997.............................      4,652         (728)             --         (3,540)           --
Issuance of Class A common stock to vendor...............          5           --              --             --            --
Issuance of Class A common stock in connection with
  partner agreements.....................................      7,213           --              --             --            --
Proceeds from stock subscriptions receivable.............         --          727              --             --            --
Issuance of Class A preferred stock as a result of
  options exercised, net of $227 issuance costs..........      3,753           --              --             --            --
Issuance of warrants for Class A common stock............        130           --              --             --            --
Issuance of warrants in connection with Class C
  redeemable convertible preferred stock.................        170           --              --             --            --
Offering costs in connection with Class C redeemable
  convertible preferred stock............................       (853)          --              --             --            --
Issuance of stock options to officer.....................      1,096           --          (1,096)            --            --
Amortization of deferred compensation....................         --           --              71             --            --
Issuance of stock options to partner.....................        371           --              --             --            --
Net loss.................................................         --           --              --        (12,525)           --
                                                            --------        -----         -------       --------        ------
Balance at December 31, 1998.............................     16,537           (1)         (1,025)       (16,065)           --

                                                               TOTAL
                                                           STOCKHOLDERS'
                                                              EQUITY
                                                             (DEFICIT)
                                                           -------------
Balance at December 31, 1995.............................    $     --
Issuance of Class A common stock to founders.............          --
Issuance of Class B common stock to founder..............         550
Issuance of Class A preferred stock to founders..........          --
Domain assets purchased in exchange for Class A preferred
  stock..................................................          22
Domain assets purchased in exchange for Class A common
  stock..................................................         177
Issuance of Class A preferred stock for cash.............         165
Net loss.................................................        (544)
                                                             --------
Balance at December 31, 1996.............................         370
Payment of founder's Class B common stock subscription
  receivable.............................................         450
Issuance of Class A preferred stock in exchange for
  asset..................................................         100
Issuance of Class A preferred stock, net of $55 issuance
  costs..................................................       2,521
Issuance of Class A preferred stock in exchange for
  services...............................................          70
Issuance of options and warrants in connection with
  partner and consultant agreements......................          52
Net loss.................................................      (2,996)
                                                             --------
Balance at December 31, 1997.............................         567
Issuance of Class A common stock to vendor...............           5
Issuance of Class A common stock in connection with
  partner agreements.....................................       7,231
Proceeds from stock subscriptions receivable.............         727
Issuance of Class A preferred stock as a result of
  options exercised, net of $227 issuance costs..........       3,773
Issuance of warrants for Class A common stock............         130
Issuance of warrants in connection with Class C
  redeemable convertible preferred stock.................         170
Offering costs in connection with Class C redeemable
  convertible preferred stock............................        (853)
Issuance of stock options to officer.....................          --
Amortization of deferred compensation....................          71
Issuance of stock options to partner.....................         371
Net loss.................................................     (12,525)
                                                             --------
Balance at December 31, 1998.............................        (333)

          See accompanying notes to consolidated financial statements

                                 MAIL.COM, INC.
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
                                ($ IN THOUSANDS)

                                                 CLASS A                 CLASS E                 CLASS A           CLASS B
                                             PREFERRED STOCK         PREFERRED STOCK          COMMON STOCK        COMMON STOCK
                                          ---------------------   ---------------------   ---------------------   ----------
                                            SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      SHARES
                                          ----------   --------   ----------   --------   ----------   --------   ----------
Balance at December 31, 1998............   6,185,000       62             --       --      5,931,405       59     10,000,000
Issuance of Class E preferred stock net
  of issuance costs of $835
  (unaudited)...........................          --       --      3,200,000       32             --       --             --
Domain assets Purchased (unaudited).....          --       --             --       --        355,000        4             --
Issuance of Class A common stock in
  connection with partner agreements
  (unaudited)...........................          --       --             --       --        485,616        5             --
Issuance of stock options to consultant
  in lieu of services (unaudited).......          --       --             --       --             --       --             --
Issuance of Class A common stock to
  vendor/consultant in lieu of services
  (unaudited)...........................          --       --             --       --         65,801        2             --
Issuance of warrants to vendor and
  partner (unaudited)...................          --       --             --       --             --       --             --
Proceeds from stock subscription
  receivable (unaudited)................          --       --             --       --             --       --             --
Issuance of stock options to employees
  below fair value (unaudited)..........          --       --             --       --             --       --             --
Amortization of deferred compensation
  (unaudited)...........................          --       --             --       --             --       --             --
Return of common stock from GeoCities
  (unaudited)...........................          --       --             --       --     (1,000,000)     (10)            --
Exercise of employee stock options
  (unaudited)...........................          --       --             --       --        144,966        1             --
Purchase of employee stock options at
  fair value............................          --       --             --       --             --       --             --
Issuance of Class A common stock in IPO,
  net of $4,791 issuance costs
  (unaudited)...........................          --       --             --       --      6,850,000       69             --
Exercise of warrants by CNET/Snap
  (unaudited)...........................          --       --             --       --      1,500,000       15             --
Issuance of Class A common stock to
  CNET/Snap/NBC Multimedia in connection
  with settlement of contingent
  obligation (unaudited)................          --       --             --       --      2,578,907       25             --

                                              CLASS B
                                        MMON STOCK
                                             ----------    PAID-IN     SUBSCRIPTIONS     DEFERRED     ACCUMULATED   COMPREHENSIVE
                                                AMOUNT     CAPITAL      RECEIVABLE     COMPENSATION     DEFICIT        INCOME
                                               --------   ----------   -------------   ------------   -----------   -------------
Balance at December 31, 1998............          100        16,537           (1)         (1,025)       (16,065)           --
Issuance of Class E preferred stock net
  of issuance costs of $835
  (unaudited)...........................           --        15,133           --              --             --            --
Domain assets Purchased (unaudited).....           --         2,552           --              --             --            --
Issuance of Class A common stock in
  connection with partner agreements
  (unaudited)...........................           --         2,517           --              --             --            --
Issuance of stock options to consultant
  in lieu of services (unaudited).......           --            91           --              --             --            --
Issuance of Class A common stock to
  vendor/consultant in lieu of services
  (unaudited)...........................           --           403           --              --             --            --
Issuance of warrants to vendor and
  partner (unaudited)...................           --         4,278           --              --             --            --
Proceeds from stock subscription
  receivable (unaudited)................           --            --            1              --             --            --
Issuance of stock options to employees
  below fair value (unaudited)..........           --           641           --            (641)            --            --
Amortization of deferred compensation
  (unaudited)...........................           --            --           --             350             --            --
Return of common stock from GeoCities
  (unaudited)...........................           --        (3,490)          --              --             --            --
Exercise of employee stock options
  (unaudited)...........................           --           267           --              --             --            --
Purchase of employee stock options at
  fair value............................           --           211           --              --             --            --
Issuance of Class A common stock in IPO,
  net of $4,791 issuance costs
  (unaudited)...........................           --        43,090           --              --             --            --
Exercise of warrants by CNET/Snap
  (unaudited)...........................           --         7,485           --              --             --            --
Issuance of Class A common stock to
  CNET/Snap/NBC Multimedia in connection
  with settlement of contingent
  obligation (unaudited)................           --        18,027           --              --             --            --

                                              TOTAL
                                          STOCKHOLDERS'
                                             EQUITY
                                            (DEFICIT)
                                          -------------
Balance at December 31, 1998............        (333)
Issuance of Class E preferred stock net
  of issuance costs of $835
  (unaudited)...........................      15,165
Domain assets Purchased (unaudited).....       2,556
Issuance of Class A common stock in
  connection with partner agreements
  (unaudited)...........................       2,522
Issuance of stock options to consultant
  in lieu of services (unaudited).......          91
Issuance of Class A common stock to
  vendor/consultant in lieu of services
  (unaudited)...........................         405
Issuance of warrants to vendor and
  partner (unaudited)...................       4,278
Proceeds from stock subscription
  receivable (unaudited)................           1
Issuance of stock options to employees
  below fair value (unaudited)..........          --
Amortization of deferred compensation
  (unaudited)...........................         350
Return of common stock from GeoCities
  (unaudited)...........................      (3,500)
Exercise of employee stock options
  (unaudited)...........................         268
Purchase of employee stock options at
  fair value............................         211
Issuance of Class A common stock in IPO,
  net of $4,791 issuance costs
  (unaudited)...........................      43,159
Exercise of warrants by CNET/Snap
  (unaudited)...........................       7,500
Issuance of Class A common stock to
  CNET/Snap/NBC Multimedia in connection
  with settlement of contingent
  obligation (unaudited)................      18,052

          See accompanying notes to consolidated financial statements

                                 MAIL.COM, INC.
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
                                ($ IN THOUSANDS)

                                                 CLASS A                 CLASS E                 CLASS A           CLASS B
                                             PREFERRED STOCK         PREFERRED STOCK          COMMON STOCK        COMMON STOCK
                                          ---------------------   ---------------------   ---------------------   ----------
                                            SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      SHARES
                                          ----------   --------   ----------   --------   ----------   --------   ----------
Conversion of preferred stock
  (unaudited)...........................  (6,185,000)     (62)    (3,200,000)     (32)     9,385,000       94             --
Conversion of redeemable Class C
  preferred stock (unaudited)...........          --       --             --       --      3,776,558       38             --
Issuance of common stock in connection
  with settlement of contingent
  obligation to preferred stockholders
  (unaudited)...........................          --       --             --       --      2,079,363       20             --
Exercise of underwriters over-allotment
  option, net of issuance costs of $530
  (unaudited)...........................          --       --             --       --      1,027,500       10             --
Issuance of Class A common stock to
  3Cube, Inc, (unaudited)...............          --       --             --       --         80,083        1             --
Issuance of Class A common stock to
  Allegro (unaudited)...................          --       --             --       --      1,102,973       11             --
Unrealized appreciation (unaudited).....          --       --             --       --             --       --             --
Net loss (unaudited)....................          --       --             --       --             --       --             --
    Total comprehensive loss
    (unaudited).........................          --       --             --       --             --       --             --
                                          ----------     ----     ----------     ----     ----------     ----     ----------
Balance at September 30, 1999
  (unaudited)...........................          --     $ --             --     $ --     34,363,172     $344     10,000,000
                                          ==========     ====     ==========     ====     ==========     ====     ==========

                                              CLASS B
                                        MMON STOCK
                                             ----------    PAID-IN     SUBSCRIPTIONS     DEFERRED     ACCUMULATED   COMPREHENSIVE
                                                AMOUNT     CAPITAL      RECEIVABLE     COMPENSATION     DEFICIT        INCOME
                                               --------   ----------   -------------   ------------   -----------   -------------
Conversion of preferred stock
  (unaudited)...........................           --            --           --              --             --        $   --
Conversion of redeemable Class C
  preferred stock (unaudited)...........           --        13,010           --              --             --            --
Issuance of common stock in connection
  with settlement of contingent
  obligation to preferred stockholders
  (unaudited)...........................           --           (20)          --              --             --            --
Exercise of underwriters over-allotment
  option, net of issuance costs of $530
  (unaudited)...........................           --         6,652           --              --             --            --
Issuance of Class A common stock to
  3Cube, Inc, (unaudited)...............           --         1,959           --              --             --            --
Issuance of Class A common stock to
  Allegro (unaudited)...................           --        17,044           --              --             --            --
Unrealized appreciation (unaudited).....           --            --           --              --             --         2,642
Net loss (unaudited)....................           --            --           --              --        (30,942)           --
    Total comprehensive loss
    (unaudited).........................           --            --           --              --             --            --
                                                 ----      --------        -----         -------       --------        ------
Balance at September 30, 1999
  (unaudited)...........................         $100      $146,387        $  --         $(1,316)      $(47,007)       $2,642
                                                 ====      ========        =====         =======       ========        ======

                                              TOTAL
                                          STOCKHOLDERS'
                                             EQUITY
                                            (DEFICIT)
                                          -------------
Conversion of preferred stock
  (unaudited)...........................          --
Conversion of redeemable Class C
  preferred stock (unaudited)...........      13,048
Issuance of common stock in connection
  with settlement of contingent
  obligation to preferred stockholders
  (unaudited)...........................          --
Exercise of underwriters over-allotment
  option, net of issuance costs of $530
  (unaudited)...........................       6,662
Issuance of Class A common stock to
  3Cube, Inc, (unaudited)...............       1,960
Issuance of Class A common stock to
  Allegro (unaudited)...................      17,055
Unrealized appreciation (unaudited).....       2,642
Net loss (unaudited)....................     (30,942)
    Total comprehensive loss
    (unaudited).........................     (28,300)
                                            --------
Balance at September 30, 1999
  (unaudited)...........................    $101,150
                                            ========

          See accompanying notes to consolidated financial statements

                                 MAIL.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ($ IN THOUSANDS)

                                                                                                     NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                            ------------------------------       -------------------------
                                                              1996       1997       1998            1998          1999
                                                            --------   --------   --------       -----------   -----------
                                                                                                 (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................   $(544)    $(2,996)   $(12,525)        $(5,587)     $(30,942)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN
OPERATING ACTIVITIES:
  Non-cash charges related to partner agreements..........      --          --       3,017             633         6,227
  Non-cash compensation...................................      --         122         521              --            --
  Depreciation and amortization...........................      16         162         903             709         2,962
  Goodwill amortization...................................      --          --          --              --           725
  Amortization of warrants................................      --          --          --              --           499
  Amortization of domain assets...........................      25         126         201             145           563
  Amortization of deferred compensation...................      --          --          71              --           350
  Write-off of property and equipment.....................      --          84          --              --            --
  Write-off of GeoCities contract.........................      --          --          --              --           500
  Provision for doubtful accounts.........................      --          --          92              --           156
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts receivable.....................................      --          --        (794)           (357)       (1,854)
  Prepaid expenses and other current assets...............     (35)        (11)       (186)             32        (1,067)
  Partner advances........................................      --          --        (500)             --            --
  Other assets............................................       2          (9)        (36)            (75)         (322)
  Accounts payable........................................      --          67       1,686             958         6,275
  Accrued expenses........................................      91         371       1,208             156         4,653
  Deferred revenue........................................       6         323       1,576             724            38
  Other liabilities.......................................      --          --          --              --         2,988
                                                             -----     -------    --------         -------      --------
    Net cash used in operating activities.................    (439)     (1,761)     (4,766)         (2,662)       (8,249)
                                                             -----     -------    --------         -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of domain assets..............................     (60)       (334)       (385)           (338)         (943)
  Loan-related party......................................     (51)         --          --              --            --
  Repayment of loan-related party.........................      20          31          --              --            --
  Proceeds from sale leaseback............................      38         710         643             513         3,917
  Purchase of restricted investment.......................      --          --          --              --        (1,000)
  Investment..............................................      --          --          --              --        (1,000)
  Purchases of property and equipment.....................     (81)       (896)     (4,188)         (2,416)      (16,562)
  Cash paid for acquisition, net of cash acquired.........      --          --          --              --        (3,175)
                                                             -----     -------    --------         -------      --------
    Net cash used in investing activities.................    (134)       (489)     (3,930)         (2,241)      (18,763)
                                                             -----     -------    --------         -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of Class A, C and E preferred
    stock.................................................     165       2,520      16,682          16,797        15,165
  Net proceeds from issuance of Class A and B common
    stock.................................................     550         450          12              --            --
  Net Proceeds from issuance of Class A common stock
    related to initial public offering and over
    allotment.............................................      --          --          --              --        49,876
  Proceeds from issuance of Class A common stock in
    connection with the exercise of warrants and
    options...............................................      --          --          --              --         7,890
  Payments under capital lease obligations................     (13)       (139)       (284)           (259)         (735)
  Due to officer..........................................      --         200        (200)           (200)           --
  Payments under domain asset purchase obligations........      --          --         (10)            (10)         (129)
                                                             -----     -------    --------         -------      --------
    Net cash provided by financing activities.............     702       3,031      16,200          16,328        72,067
                                                             -----     -------    --------         -------      --------
    Net increase (decrease) in cash and cash
      equivalents.........................................     129         781       7,504          11,425        45,055
Cash and cash equivalents at beginning of the period......      --         129         910             910         8,414
                                                             -----     -------    --------         -------      --------
Cash and cash equivalents at the end of the period........   $ 129     $   910    $  8,414         $12,335      $ 53,469
                                                             =====     =======    ========         =======      ========

          See accompanying notes to consolidated financial statements

                                 MAIL.COM, INC.

Supplemental disclosure of non-cash information:

    During the years ended December 31, 1996, 1997 and 1998, and during the nine month periods ended September 30, 1998 and 1999, the Company paid approximately $2,000, $35,000, $85,000, $57,000 and $355,000 respectively, for interest.

    Non-cash investing activities:

        During the year ended December 31, 1996, the Company purchased domain assets in exchange for the issuance of Class A preferred and common stock. The transaction resulted in a non-cash investing activity of $200,000.

        During the year ended December 31, 1996, the Company issued 100,000 shares of Class A preferred stock in exchange for stock. The transaction resulted in a non-cash investing activity of $100,000.

        During the year ending December 31, 1998, and the nine month periods ending September 30, 1998 and 1999, the Company issued 1,831,160, 126,874 and 3,130,324, respectively, shares of its common stock in connection with some of its Mail.com partner agreements and vendor services. These transactions resulted in a non-cash investing activity of approximately $7,196,000, $590,000 and 21,000,000 for the year ending December 31, 1998 and the nine month periods September 30, 1998 and 1999, respectively.

        During the nine months ended September 30, 1999, the Company purchased domain assets with 355,000 shares of Class A common stock. This action resulted in a non-cash investing activity of $2,556,000.

    Non-cash financing activities:

        The Company entered into various capital leases for computer equipment. These capital lease obligations resulted in non-cash financing activities aggregating $211,000, $750,000, $1,392,000, $1,500,000 and $11,500,000 for
    the years ended December 31, 1996, 1997, and 1998, and for the nine month periods ended September 30, 1998 and 1999, respectively.

        The Company is obligated under various agreements to purchase domain assets. These obligations resulted in non-cash financing activities aggregating $227,000, $169,000, $0 and $195,000 for the years ended December 31, 1997 and 1998, and for the nine month periods ended September 30, 1998 and 1999, respectively.

        During the nine months ended September 30, 1999, the Company purchased an equity interest in an internet company by issuing 80,083 shares of Class A Common Stock. This transaction resulted in a non-cash financing activity of $1,960,000.

                                 MAIL.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    (A) SUMMARY OF OPERATIONS. Mail.com, Inc. (the "Company" or "Mail.com"), formerly known as iName, Inc., is a provider of free and pay email services and functions to Web users. The Company provides Web users with its email messaging services primarily through its own Web sites and its network of third-party Web site partners ("Mail.com Partners"). The Company generates revenues primarily from advertising related sales, including direct marketing and e-commerce promotions and from premium services offered on a subscription basis. The Company has assembled a portfolio of approximately 1,200 domain names.

    The Company also provides businesses with Internet email message management services. This includes Internet email network integration services, email hosting services and email message management services, including virus scanning, attachment control, spam control, legal disclaimers and real time Web-based reporting.

    In addition to providing email services, Mail.com provides domain name trading services through its Best Domains Web site. Best Domains is a trading site for domain names on the Internet.

    The Company was incorporated in the State of Delaware on August 1, 1994 (inception), however, the business commenced operations in 1996 and launched its first commercial email service in November 1996. The Company's financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect immaterial transactions. Accordingly, the Company's results of operations for the period from August 1, 1994 through December 31, 1995 have been combined with the Company's results of operations for the year ended December 31, 1996 to facilitate presentation due to the limited activity during the earlier period. During 1994 and 1995, the Company only incurred expenses which resulted in a reported net loss of approximately $6,000 and $3,000, respectively.

    Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the limited history of Web-based email and email advertising. The Company's future success will be dependent upon its ability to create and deliver effective and competitive email services to consumers and business customers, the acceptance of the Internet and Web-based email as a medium for advertising, and the Company's ability to develop and provide new services that meet members' and businesses changing requirements, including the effective use of leading technologies, to continue to enhance its current services, and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

    (B) INITIAL PUBLIC OFFERING. On June 23, 1999, the Company closed its Initial Public Offering ("IPO") which resulted in the issuance of 6,850,000 shares of Class A common stock at $7.00 per share. On July 12, 1999, 1,027,500 shares of Class A common stock were issued in connection with the exercise of the underwriters' over-allotment option. In addition, upon the closing of the IPO, 6,185,000, 3,776,558 and 3,200,000 shares of Series A, C and E convertible preferred stock, respectively, automatically converted on a one-for-one basis into 13,161,558 shares of Class A common stock. Net proceeds from the offering, after underwriting fees of $3.4 million and offering costs of $1.4 million, were approximately $49.9 million.

    (C) UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION. The interim consolidated financial statements of the Company as of September 30, 1999, and for the nine months ended September 30, 1998 and

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1999, are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission relating to interim financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations and cash flows have been included in such unaudited interim consolidated financial statements. The results of operations for the nine months ended September 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

    (D) USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (E) PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Mail.com and its wholly-owned subsidiary. The Company's unaudited interim consolidated financial statements as of September 30, 1999 and for the nine month periods ended September 30, 1999 include the consolidated accounts of its wholly-owned subsidiary, The Allegro Group, Inc ("Allegro"), from August 20, 1999 (date of acquisition). All intercompany balances and transactions have been eliminated in consolidation.

    (F) CASH AND CASH EQUIVALENTS. The Company considers all highly liquid securities, with original maturities of three months or less when acquired, to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 and September 30, 1999 were approximately $773,000, $7,727,000 and $54,590,000, respectively.

    (G) LETTER OF CREDIT AND RESTRICTED INVESTMENTS. On September 30, 1999, the Company established a $1 million letter of credit ("LOC") with a bank to secure obligations under an office space lease. The LOC expires on January 31, 2001 and will automatically renew for additional periods of one year but not beyond January 31, 2006. The bank may choose not to extend the LOC by notifying the Company not less than 30 days but not more than 60 days prior to an expiry date. The Company is required to maintain a $1.0 million balance on deposit with the bank in an interest bearing account, which is included in restricted investments in the consolidated balance sheet. Through September 30, 1999 there were no drawings under the LOC.

    (H) PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

    (I) DOMAIN ASSETS AND REGISTRATION FEES. A domain name is the part of an email address that comes after the @ sign (for example, if membername@mail.com is the email address then "mail.com" is the

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

domain name). Domain assets represent the purchase of domain names and are amortized using the straight-line method over their economic useful lives, which has been estimated to be five years. Domain assets are stated at cost. Domain assets acquired in exchange for future payment obligations are stated at the net present value of such payments using a discount rate of 8.5%. The associated payment obligation is also recorded at the net present value of the payment obligations (see note 2). Payment terms vary from two to seven years. Amortization of domain assets is charged to cost of revenues. The Company's policy is to evaluate its domain assets prior to paying its annual registration renewal fees. Any impairment is charged to cost of revenues. Retirements, sales and disposals of domain assets are recorded by removing the cost and accumulated amortization with the resulting amount charged to cost of revenues.

    The Company pays domain name registration fees in advance to InterNIC, a cooperative activity between the United States government and Network
Solutions, Inc., which is the national registry for domain names in the United States. Payment of these fees ensures legal ownership and registration of domain names. The initial registration period is for a two year period with subsequent one year renewal periods. These costs are deferred and amortized over the related registration period.

    (J) GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets are stated net of accumulated amortization of $725,000 at September 30, 1999. Goodwill and other intangible assets are being amortized on a straight-line basis over their expected period of benefit of three years (see note 2).

    (K) IMPAIRMENT OF LONG-LIVED ASSETS. Periodically, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." During 1997, the Company made an adjustment of $84,000 to reduce the carrying value of a computer system deemed to be impaired.

    (L) INCOME TAXES. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

    (M) REVENUE RECOGNITION. The Company's revenues are derived principally from the sale of banner advertisements. Other advertising revenue sources include up-front placement fees and promotions. The Company's advertising products currently consist of banner advertisements that appear on pages within the Company's properties, promotional sponsorships that are typically focused on a particular event and merchant buttons on targeted advertising inventory encouraging users to complete a transaction. Advertising was a new source of revenue in 1998. Previously, the main source of revenue was subscription services. For the year ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999, revenue from advertising related sales approximated $1,117,000, $225,000 and $5,300,000, respectively. Up-front placement fees represent funds received from direct marketers and e-commerce companies upon

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

commencement of the contract. Such fees are recorded as deferred revenues and amortized ratably to revenue over the term of the contract.

    The Company attempts to sell all available advertising space through a combination of advertisements that are sold on either a cost per thousand ("CPM") basis whereby the advertiser pays an agreed upon amount for each thousand advertisements or on a cost per action basis whereby revenue is generated only if the member responds to the advertisement with an action such as by "clicking" on the advertisement or purchasing the product advertised. In a CPM based advertising contract, revenue is recognized ratably as advertisements or impressions are delivered. In a cost per action contract, revenue is recognized as members "click" or otherwise respond to the advertisement. In instances where revenue is the result of a purchase by a member, revenue is recognized after the item is purchased based upon notification from the vendor.

    The Company trades advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's Web properties. Barter expense is recognized when the Company's advertisements are run on other companies' Web sites. If the advertising impressions are received from the customer prior to the Company delivering the advertising impressions a liability is recorded, and if the Company delivers the advertising impressions to the other companies' Web sites prior to receiving the advertising impressions a prepaid expense is recorded. As of December 31, 1998 and September 30, 1999, the Company has recorded a liability of approximately $71,000 and $13,000, respectively, for barter advertising to be delivered. Barter revenues and expenses were approximately $162,000 and $233,000, respectively, during 1998. Barter revenues and expenses were approximately $84,000 and $83,000; and $361,000 and $303,000 for the nine months ended
September 30, 1998 and 1999, respectively.

    The Company also provides businesses with email services. This includes email system connection services, email hosting services and email monitoring services, including virus scanning, attachment control, spam control, legal disclaimers and real time Web-based reporting. Revenue from business services is recognized as the services are performed. There were no business service revenues for the year ended December 31, 1998. For the nine months ended September 30, 1999, revenues from business services were $569,000.

    Subscription services are deferred and recognized ratably over the term of the subscription periods of one, two and five years as well as eight years for its lifetime subscriptions. The eight year amortization period for lifetime subscriptions is based on the weighted-average expected usage period of a lifetime member. Commencing March 10, 1999, the Company no longer offers lifetime memberships and only offers monthly and annual subscriptions. The Company offers 30-day trial periods for certain subscription services. The Company only recognizes revenue after the 30-day trial period. Deferred revenues principally consist of subscription fees received from members for use of the Company's premium email services. The Company is obligated to provide any enhancements or upgrades it develops and other support in accordance with the terms of the applicable Mail.com Partner agreements. For the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999, revenues from

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

email subscriptions were approximately $2,000, $61,000, $285,000, $187,000 and $434,000, respectively. The Company provides an allowance for credit card chargebacks and refunds on its subscription services based upon historical experience. The Company provides pro rated refunds and chargebacks to subscription members who elect to discontinue their service. The actual amount of refunds and chargebacks approximated management's expectations for all periods presented.

The Company has entered into certain partner agreements whereby the Company compensates its partners based upon a percentage of net revenues generated by the Company on its partners' email Web sites. The Company's partner payments are included as a component of sales and marketing expenses.

Revenues from the sale of domain names are recognized at the time when the ownership of the domain name is transferred provided that no significant Company obligation remains and collection of the resulting receivable is probable. Revenues from email outsourcing are recognized as the service is performed based upon the monthly fees charged to its customers. For the years ended
December 31, 1996, 1997, and 1998, and for the nine month periods ended September 30, 1998 and 1999, revenues from the sale of domain names and email outsourcing fees were approximately $17,000, $112,000, $93,000, $80,000 and $289,000, respectively.

    (N) PRODUCT DEVELOPMENT COSTS. Product development costs consist principally of salaries and related costs, which are charged to expense as incurred.

    (O) SALES AND MARKETING COSTS. Marketing expense includes the costs to acquire and retain subscribers, advertising and other general sales and marketing costs. Sales and marketing costs include expenses related to customer acquisitions of approximately $631,000 and $1,709,000 in cash and approximately $0 and $3,017,000 in common stock issuances during 1997 and 1998, respectively, and approximately $694,000 and $1,639,000 in cash and approximately $653,000 and $5,616,000 in common stock issuances for the nine month periods ended
September 30, 1998 and 1999, respectively.

    The Company expenses the costs of advertising and promoting its services as incurred. Such costs are included in sales and marketing and totaled approximately $2,000, $8,000 and $300,000, and $21,000 and $5,675,000 for the
years ending December 31, 1996, 1997, and 1998 and for the nine month periods ended September 30, 1998 and 1999, respectively.

    (P) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At December 31, 1997 and 1998, the fair value of these instruments approximated their financial statement carrying amount because of the short-term maturity of these instruments. Substantially all of the Company's cash equivalents were invested in money market accounts. The Company has not experienced any significant credit loss to date. One advertiser accounted for 31% and 10% of the Company's revenues and 36% and 9% of accounts receivable in 1998 and for the nine months ended September 30, 1999, respectively. Revenues from the Company's five largest advertisers accounted for an aggregate of 44% of the Company's revenues in 1998, and 36% of the Company's revenues for the nine months ended September 30, 1999. No single customer exceeded 10% of either revenue or accounts receivable in either 1997 or 1996.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (Q) STOCK-BASED COMPENSATION. The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    (R) BASIC AND DILUTED NET LOSS PER SHARE. Loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. SFAS
No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS), with a presentation of basic EPS and diluted EPS. Under SFAS No. 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Diluted net loss per share is equal to basic loss per share since all common stock equivalents are anti-dilutive for each of the periods presented.

    Diluted net loss per common share for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999, does not include the effects of employee options to purchase 2,195,770, 3,901,321, 6,656,296, 5,956,261 and 9,141,213 shares of common stock, respectively, warrants to purchase 0, 20,000, 3,021,134, 199,356 and 1,218,899 shares of common stock, respectively, and 4,185,000, 6,185,000, 13,161,558, 9,961,558 and
0 shares of convertible preferred stock, respectively.

    (S) STOCK SPLIT. Effective September 30, 1998, the Company authorized and implemented a 2-for-1 stock split of all preferred and common stock. Accordingly, all share and per share amounts in the accompanying financial statements have been retroactively restated to effect the stock split.

    (T) COMPREHENSIVE INCOME. In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income
(loss) which includes all changes in equity during a period from non-owner sources, including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on investments in debt and equity securities. The Company recorded approximately $2.6 million pertaining to the net unrealized gains on investments that are available for sale during the nine months ended September 30, 1999.

    (U) RECENT ACCOUNTING PRONOUNCEMENTS. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1")." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company adopted SOP 98-1 in the first quarter of 1999, the effect of which was insignificant.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Subsequently, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133. Under SFAS No. 137, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to effect the Company, as the Company currently does not have any derivative instruments or hedging activities.

(2)  ACQUISITION OF ALLEGRO

    Mail.com acquired The Allegro Group, Inc. ("Allegro"), for approximately $20.4 million including acquisition costs pursuant to the terms of an Agreement and Plan of Merger dated August 20, 1999 (the "Merger Agreement"), among Mail.com, AG Acquisition Corp., a wholly-owned subsidiary of Mail.com ("Acquisition Corp."), Allegro and the shareholders of Allegro. Pursuant to the terms of the Merger Agreement, Allegro merged with and into Acquisition Corp. and become a wholly owned subsidiary of Mail.com. The acquisition was accounted for as a purchase business combination. The consideration payable by Mail.com in connection with the acquisition of Allegro consisted of the following: approximately $3.2 million in cash and 1,102,973 shares of Mail.com's Class A common stock valued at approximately $17.1 million. The Company also incurred acquisition costs of approximately $150,000. In addition, one-time signing bonuses of $800,000, which are included in the operating expenses in the statement of operations, were paid to employees of Allegro who were not shareholders of Allegro pursuant to employment agreements entered into with them upon the closing date. In connection with their employment agreements with Mail.com, Mail.com also granted options to Allegro employees to purchase approximately 625,000 shares of Mail.com common stock at an exercise price of $16.00 per share, the then fair value. These options vest quarterly over four years subject to continued employment.

    Mail.com may be obligated to pay additional consideration (the "Contingent Consideration") upon completion of its audited financial statements for the year ended December 31, 2000 based on the achievement of certain performance standards for such year. The Contingent Consideration would consist of up to $3.2 million payable in cash, additional bonus payments up to $800,000, and up to $16.0 million payable in shares of Mail.com Class A common stock based on the market value of such stock at the time of payment (but such market value shall be deemed to be not less than $8.00 per share).

    The consideration payable by Mail.com was determined as a result of negotiations between Mail.com and Allegro. The number of shares of Mail.com Class A Common Stock issued to Allegro shareholders was determined based on the exchange rate of 2,750.5561 of a share of Mail.com Class A Common Stock for each share of Allegro common stock. Funds paid in connection with the acquisition of Allegro were provided from Mail.com's cash on hand.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2)  ACQUISITION OF ALLEGRO (CONTINUED)

    The Company has allocated a portion of the purchase price to the net book value of the acquired assets and liabilities of Allegro as of the date of acquisition. The excess of the purchase price over the net book value of the acquired assets and liabilities of Allegro has been allocated to goodwill and other intangible assets. Goodwill and other intangible assets will be amortized over a period of three years, the expected period of benefit.

    The valuation of the write-off of acquired in-process technology in the amount of $900,000 in connection with the acquisition of Allegro is based on an independent appraisal which determined that the new versions of MailZone technology acquired from Allegro had not been developed into the platform required by the Company at the date of acquisition. As a result, the Company will be required to expend significant capital expenditures to successfully integrate and develop the new versions of the MailZone technology, for which there is considerable risk that such technology will not be successfully developed, and if such technology is not successfully developed, there will be no alternative use for the technology. The MailZone technology is an enabling technology for email communications and includes message management, license, traffic and reporting. The Company's 1999 consolidated statement of operations reflects a write-off of the amount of the purchase price allocated to acquired in-process technology of $900,000.

(3)  BALANCE SHEET COMPONENTS

    Property and equipment, including equipment under capital leases, are stated at cost and are summarized as follows:

                                                       DECEMBER 31,
                                                  -----------------------   SEPTEMBER 30,
                                                     1997         1998          1999
                                                  ----------   ----------   -------------
                                                                             (UNAUDITED)
Computer equipment and software, including
  amounts related to capital leases of $961,000,
  $2,352,000 and $13,892,000, respectively......  $1,091,000   $5,175,000    $29,522,000
Furniture and fixtures..........................      15,000       39,000        254,000
Leasehold improvement...........................          --       24,000        118,000
                                                  ----------   ----------    -----------
                                                   1,106,000    5,238,000     29,894,000
                                                  ----------   ----------    -----------
Less accumulated depreciation and amortization,
  including amounts related to capital leases of
  $159,000, $484,000 and $2,006,000,
  respectively..................................     178,000      897,000      3,859,000
                                                  ----------   ----------    -----------
    Total.......................................  $  928,000   $4,341,000    $26,035,000
                                                  ==========   ==========    ===========

    Domain assets consist of the following:

                                                       DECEMBER 31,
                                                  -----------------------   SEPTEMBER 30,
                                                     1997         1998          1999
                                                  ----------   ----------   -------------
                                                                             (UNAUDITED)
Domain names....................................  $  755,000   $1,315,000    $ 5,013,000
Less accumulated amortization...................     104,000      305,000        868,000
                                                  ----------   ----------    -----------
    Domain assets, net..........................  $  651,000   $1,010,000    $ 4,145,000
                                                  ==========   ==========    ===========

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  BALANCE SHEET COMPONENTS (CONTINUED)

    In connection with acquisition of domain assets, the Company has entered into various domain asset purchase agreements. In January 1999, the Company purchased the domain name "USA.com" for 225,000 shares of Class A common stock valued at $5.00 per share totaling $1,125,000. In the second quarter of 1999, the Company issued 130,000 common shares valued at $11.00 per share totaling $1,431,000 plus $1,142,000 in cash in connection with its acquisition of domain name assets, for approximately $2.6 million in the aggregate.

    Goodwill and other intangible assets consists of the following:

                                                       DECEMBER 31,
                                                  -----------------------   SEPTEMBER 30,
                                                     1997         1998          1999
                                                  ----------   ----------   -------------
                                                                             (UNAUDITED)
Goodwill........................................  $       --   $       --    $18,496,000
Other intangible assets.........................          --           --      1,581,000
                                                  ----------   ----------    -----------
                                                          --           --     20,077,000
Less accumulated amortization...................          --           --        725,000
                                                  ----------   ----------    -----------
    Total.......................................  $       --   $       --    $19,352,000
                                                  ==========   ==========    ===========

    Accrued expenses consist of the following, in thousands:

                                                       DECEMBER 31,
                                                  -----------------------   SEPTEMBER 30,
                                                     1997         1998          1999
                                                  ----------   ----------   -------------
                                                                             (UNAUDITED)
Payments due under partner contracts............  $   28,000   $  722,000    $ 1,050,000
Professional services and consulting fees.......     138,000      128,000      1,053,000
Software obligations............................          --           --        325,000
Payroll and related costs.......................     140,000      487,000      1,705,000
Advertising.....................................          --           --      1,071,000
Sales taxes.....................................          --           --        679,000
Other...........................................     155,000      332,000        439,000
                                                  ----------   ----------    -----------
    Total.......................................  $  461,000   $1,669,000    $ 6,322,000
                                                  ==========   ==========    ===========

    Other current liabilities as of September 30, 1999 consists of amounts due for the Oracle system implementation.

(4)  INVESTMENTS

    The Company has an investment in one of its Mail.com partners, and two other Internet companies. In July 1999, the Company acquired an equity interest in 3Cube, Inc. Under the agreement, the Company paid $1.0 million in cash and issued 80,083 of its Class A common stock valued at approximately $2.0 million in exchange for 307,444 shares of 3Cube, Inc. convertible preferred stock which represents an equity interest of less than 20% of 3Cube, Inc. Investments which are not publicly traded are accounted for on the cost basis, as the Company owns less than 20% of each company's stock. Such investments are stated at the lower of cost or market value. Investments which are publicly traded are treated as

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(4)  INVESTMENTS (CONTINUED)

available-for-sale and are available to support current operations or to take advantage of other investment opportunities and are stated at their fair value based upon publicly available market quotes. Unrealized gains and losses are computed on the basis of specific identification and are included in stockholder's equity.

Investments, at cost........................................  $3,112,000
Investments available-for-sale, at cost.....................     100,000
                                                              ----------
                                                               3,212,000
Unrealized appreciation.....................................   2,642,000
                                                              ----------
                                                              $5,854,000
                                                              ==========

(5)  PARTNER AGREEMENTS

    Throughout 1998 and through September 30, 1999, the Company entered into many new Mail.com Partner agreements. Included in these agreements are some percentage of revenue sharing agreements, miscellaneous fees and other customer acquisition costs with Mail.com Partners. The revenue sharing agreements vary for each party but typically are based on selected revenues, as defined, or on a per sign-up basis. As of December 31, 1998 and September 30, 1999, the Company owes $722,000 and $1,050,000, respectively to various Mail.com Partners under such agreements. Such amounts are included in accrued expenses in the balance sheet.

    The Company has issued stock to some of its Mail.com Partners and capitalizes such issuances when the measurement date for such stock grants is fixed and there is a sufficient disincentive to breach the contract in accordance with Emerging Issues Task Force Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Such amounts are amortized ratably over the length of the contract commencing on the site launch date.

    In August 1998, the Company entered into a two year agreement with CNN. In consideration of the advertising, subscription and customer acquisition opportunities, CNN received 253,532 shares of Class A common stock upon the commencement of the contract at $3.50 per share, the fair market value of Mail.com's common stock on the date of grant, or $887,000. The value of the stock issuance has been recorded in the 1998 balance sheet as partner advances and is amortized ratably to amortization expense over the contract term. The launch of the services coincided with the contract date. The Company recorded approximately $173,000 and $406,000 of amortization expense in 1998 and for the nine months ended September 30, 1999, respectively, for this agreement. CNN also has the right to receive a portion of the Company's selected revenues under the agreement, as defined. The Company shall also pay quarterly sponsorship fees up to a maximum of $2 million during the term of the contract of which $615,000 has been paid through September 30, 1999.

    In August 1999, the contract terms were amended. Under the amended contract, the Company is obligated to pay (1) the greater of 50% of selected revenues for the quarter, as defined, or $125,000; (2) quarterly license fee of $125,000; and
(3) an amount based upon the gross number of confirmed sign-ups in excess of a certain threshold.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5)  PARTNER AGREEMENTS (CONTINUED)

    In September 1998, the Company entered into a minimum two year agreement with GeoCities with an automatic one year renewal at the Company's option if GeoCities had not delivered a specified number of sign-ups and two additional one year renewals subject to approval by both parties. In consideration of the advertising, subscription and customer acquisition opportunities, GeoCities received 1,000,000 shares of Class A common stock upon the commencement of the contract valued at $3.50 per share, the fair market value of Mail.com's common stock on the date of grant, or $3,500,000. The Company was also required to pay GeoCities $1.5 million in three installments, the first of which was paid in December 1998. GeoCities also had the right to receive a portion of the Company's selected revenues under the agreement, as defined. The value of the stock issuance and cash payments have been recorded in the 1998 balance sheet as partner advances and would have been amortized ratably to amortization expense over the contract term commencing upon the launch of the services. Yahoo! announced its agreement to acquire GeoCities and the acquisition closed in May 1999.

    In May 1999, the Company and GeoCities cancelled and rescinded their agreement and agreed to abandon their joint efforts. As a result of the cancellation and rescission of the agreement, GeoCities retained the $500,000 non-refundable fee that the Company paid under the contract, but returned to the Company the 1,000,000 shares of Class A common stock issued to them. Accordingly, the Company reversed the issuance of 1,000,000 shares and recorded the $500,000 write-off in the second quarter of 1999. In addition, the Company has agreed to deliver advertisements over its network on behalf of GeoCities and GeoCities has agreed to pay $125,000 per month for sixteen months, representing $2,000,000 in the aggregate.

    The Company issued an additional 577,628 (Alta Vista--29,528 shares at $3.50 per share, 23,197 at $5.00 per share, totaling $220,000, CNET/Snap--494,903 at $5.00 per share, totaling $2,474,000 and RemarQ--30,000 shares at $5.00 per share, totaling $150,000) and 485,616 (Alta Vista--56,092 shares at $5.00-$11.00 per share, totaling $341,000 and CNET/Snap--429,524 shares ranging from $5.00--$15 per share, totaling $2,181,000) shares of its Class A common stock at varying prices in 1998 and for the nine months ended September 30, 1999, respectively, in connection with certain strategic partnership agreements. When stock issuances are either contingent upon the achievement of certain targets or the measurement date is not fixed, the Company expenses the issuance of such stock at the time such stock is issued or the targets are achieved at the then fair market value of the Company's stock. Such amounts aggregated approximately $2,844,000 and $2,522,000 for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively, and are included in sales and marketing expenses in the statement of operations.

    The Company's partnership agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired WhoWhere, a competitor which provides personal homepage and Webmail services. Compaq, which owns the AltaVista Web site, recently entered into a strategic relationship with Microsoft. The Company's partnership agreement with Alta Vista expired on September 30, 1999. While the Company will continue to own the right to serve the majority of the affected members after the expiration of these contracts, it cannot be sure that these members will continue to use its service as actively as the members have in the past, if at all.

    Prior to May 1, 1999, the Company was required to issue to CNET, Snap and NBC Multimedia an aggregate of 1.25 shares of its Class A common stock for each member who registers at their sites through

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5)  PARTNER AGREEMENTS (CONTINUED)

December 31, 1999, up to a maximum of two million members. The Company was also required to issue 0.5 shares of its Class A common stock for each subsequent registration until December 31, 2000, subject to a maximum of four million members (including members who registered prior to December 31, 1999). The Company had guaranteed NBC Multimedia a minimum of 210,000 shares of Class A common stock if they launched the Company's services.

    On May 1, 1999, the Company entered into an agreement to settle in full its contingent obligation to issue shares of Class A common stock to CNET, Snap and NBC Multimedia as described above. Under this settlement, the Company issued 2,368,907 shares of Class A common stock in the aggregate to CNET and Snap and 210,000 shares of Class A common stock to NBC Multimedia at $7.00 per share upon the closing of the IPO in June 1999. The value of the stock issuance being (approximately $18 million), has been recorded on the balance sheet as a partner advance and is being amortized ratably to amortization expense through May 2001. The Company recorded approximately $2,689,000 of amortization expense in the nine months ended September 30, 1999.

    The following are contracts that require substantial minimum payments and/or payments in the form of stock contingent upon the occurrence of certain events. The issuance of such shares of Class A common stock will be accounted for at its fair market value on the date of issuance:

    - CBS SportsLine has the option of receiving its revenue share or $4.00 for each confirmed signup at its Web site through June 30, 2000. In addition, the Company must pay sponsorship fees totaling $450,000, $100,000 of which the Company paid upon signing the contract. The Company shall pay the remaining $350,000 in quarterly installments of $50,000 and has paid $100,000 through September 30, 1999.

    - The Company guaranteed Time Warner a minimum revenue share of $63,000 per quarter. The current agreement with Time Warner expired in December 1998. A new agreement has been entered into that does not require any guaranteed payments.

    - An agreement with NBC Multimedia requires the Company to pay $200,000 in installments following the launch of service which occurred in May 1999.

    - The Company guaranteed NHL Interactive CyberEnterprises (NHL.com) a minimum revenue share of $50,000 per year. The current agreement expires in May 2000.

    - AltaVista has the option of receiving its revenue share or $1.00 in cash plus 0.25 shares of the Company's Class A common stock for each confirmed member registration at their Web site through September 30, 1999.

    - In July 1999, the Company entered into a one year agreement, starting from the date of launch, with Juno Online Services, Inc. ("Juno"). In consideration of the advertising, subscription and customer acquisition opportunities, the Company paid Juno an upfront development fee of $120,000 and four quarterly sponsorship fees of $270,000 each.

    - In connection with the launch of email services at iWon.com, the Company is required to pay CTC Bulldog the greater of its revenue share, $2.00 or $4.00 for each confirmed sign up at a domain name owned by CTC Bulldog or Mail.com, respectively, or $1.50 for every 1,000 advertisements delivered by the Company at the iWon.com web site.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5)  PARTNER AGREEMENTS (CONTINUED)

    Certain Mail.com Partner agreements require minimum cash and/or equity payments which aggregated $2,200,000 of which $700,000 is due in 1999 and $1,500,000 is due in 2000. Additional amounts become payable to certain Mail.com Partners upon achieving varying member levels.

(6)  COMMITMENTS AND CONTINGENCIES

    The Company sold certain assets for approximately $710,000 and $1,276,000 in 1997 and 1998, respectively, and approximately $513,000 and $3,900,000 for the nine months ended September 30, 1998 and 1999, respectively. The assets were leased back from the purchaser over 3-5 years. The Company recognized a $8,000 loss in 1998 in connection with the sale-leaseback. The Company had not received approximately $633,000 from such sales as of December 31, 1998. The Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases for the years ending December 31, 1996, 1997, and 1998 and for the nine months ended September 30, 1998 and 1999 were approximately $21,000, $71,000, $380,000, $218,000 and $827,000, respectively.

    The Company's lease obligations are collateralized by certain assets at December 31, 1998. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1998 are as follows:

YEAR ENDING DECEMBER 31,                           CAPITAL LEASES   OPERATING LEASES
------------------------                           --------------   ----------------
1999.............................................    $  715,000        $  627,000
2000.............................................       659,000           625,000
2001.............................................       522,000           338,000
2002.............................................       379,000             3,000
2003.............................................       328,000                --
Later years through 2005.........................        15,000                --
                                                     ----------        ----------
Total minimum lease payments.....................     2,618,000        $1,593,000
                                                                       ==========
Less estimated executory costs...................        68,000
                                                     ----------
Net minimum lease payments.......................     2,550,000
Less amount representing interest (at a weighted-
  average interest rate of 11.5%)................       634,000
                                                     ----------
Present value of net minimum capital lease
  payments.......................................     1,916,000
Less current portion of obligations under capital
  leases.........................................       479,000
                                                     ----------
Obligations under capital leases, excluding
  current portion................................    $1,437,000
                                                     ==========

    During the nine months ended September 30, 1999, the Company entered into various capital leases aggregating approximately $11.5 million. In addition, in February 1999, the Company entered into an agreement with a third party vendor to provide bulk email to the Company's members for e-commerce opportunities and company updates. This agreement calls for a minimum payment of approximately $2.1 million over the life of the agreement (nineteen months).

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7) CAPITAL STOCK

AUTHORIZED SHARES

    During 1997, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company was authorized to issue was 54,000,000 shares: 32,000,000 of these shares were Class A common stock, 10,000,000 shares were Class B common stock and 12,000,000 shares were Class A preferred stock, all classes having a par value of $0.01.

    On October 1, 1998, the Company amended and restated its certificate of incorporation to increase the number of authorized shares to 104,000,000, consisting of 60,000,000 and 10,000,000 shares of Class A and Class B common stock, respectively; and 12,000,000, 12,000,000 and 10,000,000 shares of
Class A, C, and D preferred stock respectively; all classes with a par value of $0.01 per share.

    In March 1999, the Company amended and restated its certificate of incorporation to increase the number of authorized shares to 190,000,000 consisting of 120,000,000 and 10,000,000 shares of Class A and Class B common stock, respectively; and 12,000,000, 12,000,000, 10,000,000 and 10,000,000
shares of Class A, C, D and E preferred stock respectively; and 16,000,000 undesignated preferred shares (collectively "Preferred Stock"), all classes with a par value of $0.01 per share.

COMMON STOCK

    During 1996, the Company issued 2,422,500 shares of Class A common stock (at $0.005 per share) and 10,000,000 shares of Class B common stock (at $0.10 per share) to its founders in exchange for $1,012,000, comprised of $550,000 in cash and $462,000 in stock subscriptions receivable of which $450,000 was paid during 1997 and $12,000 was paid in 1998. Also during 1996, the Company issued 1,675,000 shares of Class A common stock (at approximately $0.10 per share) in connection with a domain asset purchase agreement. During 1998, and for the nine months ended September 30, 1999, Mail.com issued 1,831,160 and 3,130,324 shares respectively, of its Class A common stock to various Mail.com Partners (see note 5).

    In addition, in March 1999, the Company also entered into a consulting contract with a third party for services related to system performance, activation and maintenance of a partner email site. The Company issued 55,000 shares of Class A common stock valued at $5.00 per share in connection with this agreement. During the nine months ended September 30, 1999, the Company recorded approximately $275,000 of expense in connection with this consulting contract.

CONVERTIBLE PREFERRED STOCK

CLASS A PREFERRED STOCK

    During 1996, the Company issued 100,000 shares of Class A preferred stock at $0.005 per share to its founders in exchange for $500. In May 1997, the Company completed a private placement of 3,460,000 shares of Class A Preferred Stock at $1.00 per share for an aggregate price of $3,460,000, of which $2,575,000 was received in cash, $715,000 in stock subscriptions receivable (all of which was paid during the first quarter of 1998) and $170,000 was contributed in the form of equity securities and services. The sale of securities was done in three stages. Proceeds were held in escrow and released upon meeting certain milestones, namely: 1) $50 of receipts in subscription revenue, and 2) $50 of receipts in banner advertising

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7) CAPITAL STOCK (CONTINUED)

and other revenues (excluding subscriptions). These milestones were met during 1997 and all proceeds were released from escrow prior to the end of 1997.

    Each share of Class A preferred stock automatically converted into one share of Class A common stock upon the closing of the IPO in June 1999.

    At the earlier of 30 months or the sale of all or substantially all of the assets or stock of the Company, each purchaser shall be issued additional
Class A preferred stock, without paying additional consideration, so that, after giving effect to such issuance, the effective price of all issued shares shall be reduced as follows: the adjusted share price shall be the greater of
1) $0.50; or 2) 10% of the highest price per share offered to the purchasers in any public or private sale to a third party, in which the purchasers declined an opportunity to sell their shares; or 3) 10% of the price per share in a Company sale. However, in no event shall the adjusted share price exceed $1.00 per share.

    During March 1999, with the consent of the Class A preferred shareholders, the Company agreed to eliminate in full the Class A contingent additional stock issuance obligation described above in exchange for giving the existing Class A preferred shareholders 968,800 shares of Class A common shares on an as if converted basis, provided the Company completed an IPO before July 31, 1999. Such IPO closed on June 23, 1999 and the applicable preferred shares converted to Class A common shares at that time.

REDEEMABLE CLASS C PREFERRED STOCK

    In July and August 1998, a private placement of 3,776,558 Class C preferred shares with detachable warrants at a combined offering price of $3.50 per share ($3.455 per preferred C share and $0.12857 per warrant with each share having
0.35 warrants) was completed for approximately $13,218,000. Such stock is redeemable at the option of the holders in three equal annual installments commencing five years from the date of purchase.

    Each share of Class C preferred stock automatically converted into one share of Class A common stock upon the closing of the Company's IPO on June 23, 1999.

    In the event that the Company does not provide the Class C preferred shareholders with an offer to sell, transfer, or dispose of their shares for a cash price equal to or greater than 3.0 times the combined offering price within 24 months of the date of purchase (such period to be extended to 30 months in the event the Company has completed a qualified offering within 24 months from the date of purchase) the stock price will be reduced ratably to a floor of $2.00 per share through the issuance of additional shares.

    During March 1999, with the consent of the Class C preferred shareholders, the Company agreed to revise the Class C conversion price from $3.50 to $2.80 in exchange for eliminating in full the Class C additional contingent stock issuance obligation provisions described above. This revision equated to an additional 944,139 shares of Class A common stock being issued to the Class C preferred shareholders upon the closing of the IPO on June 23, 1999.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7) CAPITAL STOCK (CONTINUED)

CONVERSION

    Upon the closing of the Company's initial public offering on June 23, 1999, 6,185,000 and 3,776,558 shares of Class A and C convertible preferred stock, respectively, representing all of the outstanding shares of the convertible preferred stock, automatically converted on a one-for-one basis into 9,961,558 shares of Class A common stock (before giving effect to the adjustments described below). In addition, the 3.2 million Class E preferred shares automatically converted into the same number of Class A common stock (before giving effect to the adjustments described below). Further, the holders of Class A, C and E preferred stock received an additional 968,800, 944,139 and 166,424, Class A common shares, respectively, upon conversion of such preferred stock at the closing of the IPO.

WARRANTS

    As part of the private placement of Class C preferred shares in July and August 1998, 1,321,778 detachable warrants were also issued for proceeds of $170,000 at a value of $0.12857 per warrant. The Company has the right to repurchase the warrants, or a portion of the warrants, at a price of $0.005 per warrant if: 1) the holders of Class C preferred Stock are offered an opportunity to sell their stock at a price of $10.50 per share or greater within 24 months after the closing date, or 30 months after the closing date if the Company has completed a qualified offering; or 2) the Company has net revenues, as defined, during the 12 month period beginning the month after the closing date, in an amount equal to or greater than $35,000,000. If net revenues during that period are greater than $25,000,000 but less than $35,000,000, the Company will be entitled to repurchase a pro rata portion of the warrants. The warrants may be exercised in the event that they are not repurchased within the 24 or 30 month period, or immediately before a merger, consolidation, sale of all or most of the assets of the Company, or a liquidation or dissolution of the Company. In connection with the Class C additional contingent stock issuance obligation settlement described above, all such warrants were cancelled upon the closing of the IPO.

    In 1997, the Company issued warrants to purchase 20,000 shares of Class A common stock at an exercise price of $1.00 per share to a consultant. These warrants are exercisable for a period of 10 years. The Company recorded compensation expense of $4,000 in connection with the issuance of these warrants using a Black Scholes pricing model.

    In addition, warrants were also issued in July and August 1998 to purchase 179,356 shares of Class A common stock at an exercise price of $3.50 per share. The Company recorded offering costs of $130,000 in connection with the issuance of these warrants using a Black Scholes pricing model. The terms of these warrants are substantially identical to the terms of the warrants issued with the Class C preferred stock, except for the additional contingent stock issuance obligation, anti-dilution provisions, registration rights and cashless exercise. These warrants are exercisable for a period of five years.

    In the three months ended March 31, 1999, the Company issued 10,183 warrants to a consultant and a vendor at exercise prices ranging from $5.00 to $6.00 per share exercise price. The Company recognized approximately $11,000 of expense using a Black Scholes pricing model.

    In May 1999, the Company issued 8,460 warrants to two consultants at an exercise price of $11.00 per share. The Company recognized approximately $77,000 of expense using a Black Scholes pricing model.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7) CAPITAL STOCK (CONTINUED)

    In June 1999, the Company issued 900 warrants to a consultant at an exercise price of $7.00 per share. The Company recognized approximately $5,000 of expense using a Black Scholes pricing model.

CLASS D PREFERRED STOCK

    In July 1998, the Company authorized 10,000,000 of shares Class D preferred stock (after giving effect to the October 2, 1998, 2-for 1 stock split). However, no shares of Class D preferred stock have been issued to date.

CLASS E PREFERRED STOCK

    In March 1999, the Company completed a private placement of 3.2 million shares of Class E preferred stock at $5.00 per share for net proceeds of approximately $15,200,000. These shares were automatically converted on a one-for-one basis to an equivalent number of Class A common shares upon the closing of the IPO. These shares also include the additional contingent stock issuance obligation provision similar to the Class A and C preferred stock issuance obligation whereby the Class E shareholders received an additional 166,424 shares of Class A common stock upon the closing of the IPO.

UNDESIGNATED PREFERRED SHARES

    The Company is authorized, without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more classes or series. 16,000,000 authorized shares of undesignated preferred stock were available for creation and issuance in this manner.

VOTING RIGHTS

    Each share of Class A common stock shall have one vote per share. Each share of Class B common stock shall have ten votes per share.

LIQUIDATION PREFERENCE

    In the event of any liquidation or winding up of the Company, holders of the Class A, C and E preferred stock and the Class B common stock are entitled, on a pro rata basis, in preference to the holders of the Class A common stock, an amount equal to the applicable purchase price per share plus any accrued but unpaid dividends.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7) CAPITAL STOCK (CONTINUED)

    The following summarizes the Company's preferred stock liquidation preferences:

                                                                 REDEEMABLE
                                               CONVERTIBLE       CONVERTIBLE       CONVERTIBLE
                                             PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   COMMON STOCK
                                                 CLASS E           CLASS C           CLASS A         CLASS B
                                             ---------------   ---------------   ---------------   ------------
Number of shares...........................             --                --           400,000      10,000,000
Price per share............................             --                --        $     0.41      $     0.10
                                               -----------       -----------        ----------      ----------
Total consideration........................             --                --        $  165,000      $1,000,000
Issuance of stock in exchange of domain
  assets...................................             --                --            23,000              --
Subscription receivable....................             --                --                --      $ (450,000)
                                               -----------       -----------        ----------      ----------
Liquidation value at December 31, 1996.....             --                --        $  188,000      $  550,000
                                               -----------       -----------        ----------      ----------
Number of shares...........................             --                --         3,290,000              --
Price per share............................             --                --        $     1.00              --
                                               -----------       -----------        ----------      ----------
Total consideration(1).....................             --                --        $3,290,000              --
Subscription receivable....................             --                --        $ (715,000)     $  450,000
Issuance of preferred stock in exchange for
  asset....................................             --                --           100,000              --
Issuance of stock for services.............             --                --            70,000              --
                                               -----------       -----------        ----------      ----------
Liquidation value at December 31, 1997.....             --                --        $2,933,000      $1,000,000
Number of shares...........................             --         3,777,000         2,000,000              --
Price per share............................             --       $      3.45        $     2.00              --
                                               -----------       -----------        ----------      ----------
Total consideration(2).....................             --       $13,048,000        $4,000,000              --
Subscription receivable....................             --                --        $  715,000              --
                                               -----------       -----------        ----------      ----------
Liquidation value at December 31, 1998.....             --       $13,048,000        $7,648,000      $1,000,000
                                               -----------       -----------        ----------      ----------
Numbers of shares..........................      3,200,000                --                --              --
Price per share............................    $      5.00                --                --              --
                                               -----------       -----------        ----------      ----------
Total consideration(1).....................    $16,000,000                --                --              --
Conversion to Class A common stock in
  connection with the IPO..................    (16,000,000)      (13,048,000)       (7,648,000)             --
                                               -----------       -----------        ----------      ----------
Liquidation value at September 30, 1999....    $        --       $        --        $       --      $1,000,000
                                               ===========       ===========        ==========      ==========

--------------------------

1.  Excludes issuance costs of $55,000

2.  Excludes issuance costs of $227,000 and $854,000, respectively

3.  Excludes issuance costs of $835,000

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(8) AT&T WARRANT

    Under a letter agreement dated May 26, 1999, AT&T Corp. and the Company have agreed to negotiate in good faith to complete definitive agreements to establish a strategic relationship. On July 26, 1999, both parties entered into an interim agreement to provide email services to select corporate IP Services customers. Both parties are working toward a definitive agreement that will include additional corporate customers and a broader set of email services. Under the strategic relationship, AT&T Corp. would offer the Company's email outsourcing services to AT&T Corp.'s new and existing corporate customers who purchase Internet connection services from AT&T Corp. subject to any conditions that may be included in the definitive agreements. These services would not contain any advertising or promotional messages. Mail.com would agree not to integrate or customize its email outsourcing technology for these services with any third party until December 31, 1999. Mail.com would retain the right during this period, however, to distribute its non-customized services to corporate customers both under its own brand name and other parties' brand names if these other parties do not need to integrate or customize our technology. At AT&T Corp.'s request, Mail.com would also agree to work with AT&T Corp. on a preferred basis to develop and integrate technologies for services such as email, voicemail, telephony, paging and voice conferencing. AT&T Corp. or the Company may terminate the letter agreement without further liability if definitive agreements are not entered into on or before August 31, 1999. Under the letter agreement, the Company issued warrants to purchase 1,000,000 shares of Class A common stock at $11.00 per share. AT&T Corp. may exercise the warrants at any time on or before December 31, 2000 regardless of whether the Company enters into definitive agreements for the strategic relationship. If under the proposed strategic relationship AT&T Corp. provides more than 30,000 active emailboxes with the Company's managed messaging service on or before December 31, 2000, AT&T Corp. may pay the exercise price of the warrants by exchanging warrants in lieu of cash. AT&T Corp. may not sell or otherwise transfer to a third party the warrants or the shares issuable upon exercise of the warrants until the earlier of May 26, 2004 or the date that it provides more than 30,000 active emailboxes if this date is on or before December 31, 2000. In addition, AT&T Corp. has agreed that it will not sell or otherwise transfer the warrants or the Class A common stock for 180 days after our initial public offering.

    The Company has incurred non-cash accounting charges of approximately
$4.3 million in the aggregate as a result of the issuance of these warrants. The Company has amortized $445,000 for the nine months ended September 30, 1999 and will continue to amortize these charges over the term of the agreement entered into with AT&T Corp. If the Company does not enter into a definitive agreement, the non-cash charges will be expensed in the fiscal quarter in which both parties have ceased negotiations for the proposed strategic relationship.

(9) CNET/SNAP STOCK WARRANT

    In 1998, the Company entered into a partner agreement with CNET, Inc. which was amended shortly thereafter to include the newly formed Snap, LLC. During March 1999, Snap assigned their rights to NBC Multimedia. As part of this agreement, on November 6, 1998, when 250,000 users completed subscriptions for the Email.com service, warrants for an aggregate of 1,500,000 Class A common shares were granted at an exercise price of the lesser of $5.00 per share (the fair market value at the date of grant) or the IPO price. These warrants expire on the earlier of (a) December 31, 1999 or (b) the closing of a firm commitment, underwritten initial public offering of common stock by Mail.com. The Company recorded a non-cash charge of approximately $371,000, based upon the fair market value of the stock warrants, using a

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9) CNET/SNAP STOCK WARRANT (CONTINUED)

Black Scholes pricing model. Such amount is included in sales and marketing in the 1998 statement of operations. In March 1999, CNET and NBC Multimedia exercised their warrants in accordance with this agreement by placing the proceeds of $7.5 million in an escrow account. Upon the closing of the IPO on June 23, 1999, funds from the exercise of the warrants in accordance with the agreement were disbursed to the Company and the shares of the Class A common stock relating to the warrants were issued to CNET and NBC Multimedia.

(10) LYCOS STOCK WARRANT

    In October 1997, the Company entered into a partner agreement with Lycos, Inc. As part of this agreement, a stock warrant for 2,000,000 Class A preferred shares was granted at an exercise price of $2.00 per share, the fair market value at the date of grant. The Company recorded a non-cash charge of $48,000, based upon the fair market value of the stock warrant, using a Black Scholes pricing model. In March 1998, Lycos exercised its warrant in accordance with this agreement whereby the Company received 100,062 shares of Lycos stock valued at $39.98 per share on the closing date, which the Company sold in the following week for proceeds totaling approximately $4.4 million. The Company recognized a gain of approximately $438,000 on such sale.

(11) STOCK OPTIONS

    During 1996, the Company established the 1996 Stock Option Plan. Under the Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 1,000,000 common shares.

    In 1997, the 1997 Stock Option Plan was approved by the Board of Directors and Shareholders and provided for the issuance of 3,500,000 options, including both incentive stock and nonqualified stock options.

    During 1998, the Board of Directors approved the 1998 Stock Option Plan providing for the issuance of 1,500,000 options, including both incentive stock and nonqualified stock options. Most options are granted at fair market value, except as noted below, and are for periods not to exceed 10 years.

    On April 21, 1999, the Board of Directors approved the 1999 Stock Option Plan providing for the issuance of 2,500,000 options, including both incentive stock and non-qualified stock options.

    During 1998, 40,000 options were issued to a key executive at an exercise price of $3.50 per share. Such options were contingent upon the executive achieving a specified target. Such options were issued when the executive achieved a specific target at the then fair value of the Company's common stock of $3.50 per share. Accordingly, no compensation expense was recorded.

    During 1998, 402,975 options were issued to a key executive at an exercise price of $2.00 per share, all of which were granted in 1998. Such options were outside of the Company's Stock Option Plans and contingent upon the Company achieving specified advertising revenue targets, as defined. For the year ended December 31, 1998, the Company recorded deferred compensation expense of approximately $1,100,000 in the aggregate in connection with these grants, representing the difference between the deemed fair value of the Company's stock at the date of each grant and the $2.00 per share exercise price of the related options. This amount is presented as a reduction of stockholders' equity (deficit) and

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11) STOCK OPTIONS (CONTINUED)

amortized over the three year vesting period from the achievement of the performance targets which was concurrent with each option grant. The Company has amortized $71,000 and $274,000 of deferred compensation for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. The Company will amortize the remaining deferred compensation of approximately $751,000 as of September 30, 1999 over the remaining vesting period.

    For the year ended December 31, 1997 and 1998 and for nine months ended September 30, 1998 and 1999, the Company recorded compensation expense of approximately $48,000, $442,000, $0 and $795,000, respectively, for stock option and warrant issuances. Such amounts include the employee option grants and the CNET, Lycos and AT&T warrants (see notes 8 through 11).

    For the nine months ended September 30, 1999, the Company issued 110,150 stock options to certain employees at prices ranging from $5.00 to $11.00 per share. The fair value of the Company's common stock on the dates of grant ranged from $7.00 to $11.00 per share. Accordingly, the Company recorded deferred compensation of approximately $641,000, representing the difference between the deemed fair value of the Company's stock at the date of each grant and the exercise price of the related options. The amount is presented as a reduction of stockholders' equity (deficit) and amortized over the 4 year vesting period of the applicable options. The Company has amortized $350,000 of total deferred compensation for the nine months ended September 30, 1999. For the nine months ended September 30, 1999, the Company issued approximately 2.8 million stock options to certain employees at a weighted average exercise price of $8.85 per share, and select employees exercised 144,966 stock options.

    In August 1999, the Board of Directors approved the Allegro Group stock option plan, providing for the issuance of 625,000 non-qualified stock options, at an exercise price of $16.00 per share, to select officers and employees of Allegro. All such options were issued immediately after the consummation of the Allegro acquisition.

    The Company applies APB No. 25 and related interpretations in accounting for its stock options issued to employees. Under APB No. 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost has been recognized for its stock option grants to employees and directors. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net loss would have increased the pro forma amounts for each year indicated below:

                                                 YEAR ENDED DECEMBER 31,
                                          --------------------------------------
                                            1996         1997           1998
                                          ---------   -----------   ------------
Net loss:
  As reported...........................  $(544,000)  $(2,996,000)  $(12,525,000)
                                          =========   ===========   ============
  Pro forma.............................  $(705,000)  $(3,595,000)  $(14,134,000)
                                          =========   ===========   ============
Net loss per common share:
  As reported...........................  $   (0.04)  $     (0.21)  $      (0.86)
                                          =========   ===========   ============
  Pro forma.............................  $   (0.05)  $     (0.25)  $      (0.97)
                                          =========   ===========   ============

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11) STOCK OPTIONS (CONTINUED)

    The resulting effect on the pro forma net loss disclosed for the year ended December 31, 1996, 1997 and 1998 is not likely to be representative of the effects on the net loss on a pro forma basis in future years, because the pro forma results include the impact of only one and two years respectively, of grants and related vesting, while subsequent years will include additional grants and vesting.

    The fair value of each option grant is estimated on the date of grant using the Black Scholes method option-pricing model with the following weighted average assumptions used for grants in 1996, 1997, 1998: dividend yield of zero (0%) percent, risk-free interest rate ranging from 5.81% to 6.89% and expected life of 10 years. As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company's stock, no factor for volatility has been reflected in the option pricing calculation.

    A summary of the Company's stock option activity and weighted average exercise prices is as follows:

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                        FOR THE YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                      --------------------------------------------------------------------   --------------------
                                                                                                                     1999
                                              1996                    1997                    1998           --------------------
                                      ---------------------   ---------------------   --------------------       (UNAUDITED)
                                                  WEIGHTED                WEIGHTED                WEIGHTED               WEIGHTED
                                                   AVERAGE                 AVERAGE                AVERAGE                AVERAGE
                                                  EXERCISE                EXERCISE                EXERCISE               EXERCISE
                                       OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                      ---------   ---------   ---------   ---------   ---------   --------   ---------   --------
Options outstanding at beginning of
  period............................         --          --   2,195,770   $    0.27   3,901,321    $0.94     6,656,296    $1.93
                                      ---------   ---------   ---------   ---------   ---------    -----     ---------    -----
Options granted.....................  2,195,770   $    0.27   2,176,130   $    1.85   3,086,884    $3.18     2,843,545    $8.85
Options exercised...................         --          --          --          --          --       --      (144,966)   $1.85
Options canceled....................         --          --    (470,579)  $    0.35    (331,909)   $1.85      (213,662)   $1.18
                                      ---------   ---------   ---------   ---------   ---------    -----     ---------    -----
Options outstanding at end of
  period............................  2,195,770   $    0.27   3,901,321   $    0.94   6,656,296    $1.93     9,141,213    $4.10
                                      =========               =========               =========              =========
Options exercisable at period end...  1,429,976               2,108,028               3,230,469              4,629,081
Weighted average fair value of
  options granted during the
  period............................  $    0.12               $    0.81               $    1.48              $    7.99

    The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                 OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
------------------------------------------------------   -------------------------------------------------
                                      WEIGHTED AVERAGE
  RANGE OF EXERCISE       NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
       PRICES           OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------------   -----------   ----------------   ----------------   -----------   ----------------
0.10-$$0.20......          920,256          7.55            $    0.11          650,255         $0.11
0.50.$...........          906,440          7.95            $    0.50          779,721         $0.50
1.00.$...........          896,260          8.25            $    1.00          617,057         $1.00
2.00.$...........        1,859,827          8.95            $    2.00          810,755         $2.00
3.50.$...........        1,795,013          9.36            $    3.50          372,087         $3.50
5.00.$...........          278,500          9.85            $    5.00              594         $5.00
                         ---------                                           ---------
                         6,656,296                                           3,230,469
                         =========                                           =========

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12) INCOME TAXES

    There is no provision for federal, state or local income taxes for all periods presented, since the Company has incurred losses since inception. At December 31, 1998, the Company had approximately $12.7 million of federal net operating loss carryforwards available to offset future taxable income. Such carryforwards expire in various years through 2018. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is not more likely than not that these assets will be realized. The tax effect of temporary differences that give rise to significant portions of federal deferred tax assets principally consists of the Company's net operating loss carryforward.

    Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. The Company has not yet determined whether an ownership change has occurred.

    The effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below.

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1997         1998
                                                       ----------   ----------
Deferred tax assets:
Net operating loss carryforwards.....................  $1,491,000   $6,292,000
Deferred revenues....................................     102,000      979,000
Accounts receivable principally due to allowance for
  doubtful accounts..................................          --       42,000
Non-cash compensation................................          --       49,000
Other................................................      39,000       62,000
                                                       ----------   ----------
Gross deferred tax assets............................   1,632,000    7,424,000
Less: valuation allowance............................  (1,626,000)  (7,373,000)
                                                       ----------   ----------
Net deferred tax assets..............................       6,000       51,000
Deferred tax liabilities:
Plant and equipment, principally due to differences
  in depreciation....................................      (6,000)     (51,000)
                                                       ----------   ----------
Gross deferred tax liabilities.......................  $   (6,000)  $  (51,000)
                                                       ==========   ==========

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(13) VALUATION AND QUALIFYING ACCOUNTS

                                                                ADDITIONS
                                                  BALANCE AT    CHARGED TO
                                                 BEGINNING OF   COSTS AND    DEDUCTIONS/   BALANCE AT END
                                                     YEAR        EXPENSES    WRITE-OFFS      OF PERIOD
                                                 ------------   ----------   -----------   --------------
For the year ended December 31, 1996: Allowance
  for doubtful accounts........................     $            $             $              $
                                                    =======      ========      =======        ========
For the year ended December 31, 1997: Allowance
  for doubtful accounts........................     $            $             $              $
                                                    =======      ========      =======        ========
For the year ended December 31, 1998: Allowance
  for doubtful accounts........................     $            $ 92,000      $              $ 92,000
                                                    =======      ========      =======        ========
For the nine months ended September 30, 1999:
  Allowance for doubtful accounts
  (unaudited)..................................     $92,000      $156,000      $51,000        $197,000
                                                    =======      ========      =======        ========

(14) SUBSEQUENT EVENTS

    On October 18, 1999, the Company acquired TCOM, Inc. ("TCOM"), a software technology development firm, specializing in the design of carrier class applications for the telecommunications and computer telephony industries. The acquisition will be accounted for as a purchase business combination. The Company is not continuing the business operations of TCOM but rather made the acquisition in order to obtain technology and development resources. The Company paid $2.0 million in cash and issued 439,832 shares of Mail.com Class A common stock valued at approximately $6.1 million.

    Mail.com may be obligated to pay additional consideration (the "Contingent Consideration") based upon certain employment criteria over an 18-month period. The Contingent Consideration would consist of up to $1.0 million payable in cash and up to $2.75 million payable in shares of Mail.com Class A common stock based on the market value of such stock at the time of payment (but such market value shall be deemed to be not less than $4.00 per share).

    In October 1999, the Company acquired a domain name for $250,000 in cash and 53,571 shares of Mail.com's Class A common stock valued at approximately $750,000.

    In November 1999, the Company acquired iFan, Inc. ("iFan"), a web site with various domain names. The acquisition has been accounted for as a purchase business combination. The Company issued 72,704 shares of Mail.com Class A Common Stock valued at approximately $1.6 million. In addition, the Board of Directors approved the iFan, Inc. Group stock option plan, providing for the issuance of 16,697 non-qualified stock options at an exercise price of $20.07 per share to select employees of iFan. All such options were issued immediately after the consummation of the iFan acquisition.

    Mail.com and Mast Acquisition Corp., a newly formed subsidiary of Mail.com, have entered into a merger agreement dated as of December 11, 1999, with NetMoves, a Delaware corporation. The merger agreement provides for the merger of Mast Acquisition Corp. with and into NetMoves, with NetMoves becoming a wholly-owned subsidiary of Mail.com.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(14) SUBSEQUENT EVENTS (CONTINUED)

    The merger agreement provides for the issuance of 0.385336 shares of Mail.com Class A common stock in exchange for each share of common stock of NetMoves outstanding immediately prior to the consummation of the merger for a total of 6,343,904 shares of Class A common stock. In addition, the Company is assuming outstanding options and warrants of NetMoves which will represent the right to purchase 996,053 shares and 57,343 shares, respectively, of the Company's Class A common stock at average exercise prices of $6.57 and $8.64, respectively. Based on the $25.625 per share closing price of Mail.com's
Class A common stock on the last day of trading prior to the signing of the merger agreement, the total value of those shares is $162.6 million. Completion of the merger is subject to the satisfaction of various conditions, including approval of the stockholders of NetMoves at a special meeting to be held as soon as practicable and the expiration of antitrust regulatory waiting periods.

    Concurrently with the execution of the merger agreement, certain directors and officers of NetMoves entered into separate voting agreements with Mail.com. These directors and officers beneficially hold outstanding shares of NetMoves' common stock representing approximately 2.0% of NetMoves' outstanding common stock and options exercisable for NetMoves' common stock representing approximately an additional 10.8% of NetMoves' outstanding common stock. In the voting agreements, such directors and officers have agreed, to vote their shares of NetMoves' common stock in favor of approval and adoption of the merger agreement and approval of the merger and against any competing transactions that may arise.

    Also concurrently with the execution of the merger agreement, seven of the key officers of NetMoves, including Thomas F. Murawski, the Chief Executive Officer and Chairman of NetMoves, agreed to enter into employment agreements with Mail.com following the merger.

    In addition to the rollover of existing options contemplated by the merger agreement, Thomas Murawski, NetMoves' President, Chief Executive Officer and Chairman of the board of directors, will receive options from Mail.com to purchase Mail.com Class A common stock based on the exchange ratio and equivalent to 600,000 options to purchase NetMoves' common stock, with an exercise price equal to the lesser of $23.35650 per share and the market price of Mail.com Class A common stock as of the close of business on the date the merger is consummated.

    In December 1999, the Company acquired Lansoft U.S.A., an internet messaging company similar to Allegro. The acquisition has been accounted for as a business combination. The Company issued 152,006 shares of Mail.com Class A common stock valued at approximately $2.7 million. In addition, the Board of Directors approved the Lansoft Stock Option Plan, providing for the issuance of 100,000 non-qualified stock options at an exercise price of $17.06 per share to select employees of Lansoft. All such options were issued immediately after the consummation of the Lansoft acquisition.

    On January 6, 2000, the Company announced its proposed Rule 144A offering of $100 million (excluding overallotments) of convertible subordinated notes. The notes would be convertible, at the option of the holder, into shares of the Company's Class A common stock. The NetMoves merger is not conditioned on completion of the notes offering. As of January 18, 2000, the proposed offering had not yet priced, and the Company had not yet entered into a purchase agreement with respect to the notes with any placement agent.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

ACQUISITION OF THE ALLEGRO GROUP, INC.

    On August 20, 1999, Mail.com acquired The Allegro Group, Inc. ("Allegro") pursuant to the terms of an Agreement and Plan of Merger (the "Allegro Merger Agreement"). Pursuant to the terms of the Allegro Merger Agreement, Allegro merged with and into Acquisition Corp. and became a wholly owned subsidiary of Mail.com. The total purchase price for this transaction was approximately $20.4 million, including acquisition costs. The consideration payable by Mail.com in connection with the acquisition of Allegro consisted of the following: approximately $3.2 million in cash and 1,102,973 shares of Mail.com Class A common stock valued at approximately $17.1 million. Mail.com also incurred acquisition costs of approximately $150,000 related to the merger.

    The consideration payable by Mail.com was determined as a result of negotiations between Mail.com and Allegro. The number of shares of Mail.com Class A common stock issued to Allegro stockholders was determined based on the exchange rate of 2,750.5561 shares of Mail.com Class A common stock for each share of Allegro common stock.

    The acquisition has been accounted for using the purchase method of accounting. Mail.com has allocated a portion of the purchase price to the fair market value of the acquired assets and assumed liabilities of Allegro as of the date of acquisition. The excess of the purchase price over the fair market value of the acquired assets and assumed liabilities of Allegro has been allocated to goodwill and other intangible assets. Goodwill and other intangible assets are being amortized over a period of 3 years, the expected period of benefit.

    Approximately $900,000 of the purchase price was allocated to in-process technology based upon an independent appraisal which determined that the new versions of MailZone technology acquired from Allegro had not been developed into the platform required by Mail.com at the date of acquisition. The fair value of purchased existing and in-process technologies was determined by management using a risk-adjusted income valuation approach. Because such in-process technologies had not reached the stage of technological feasibility at the acquisition date and had no alternative future use, this amount was immediately written off on the date of the acquisition. As a result, Mail.com will be required to expend significant capital expenditures to successfully integrate and develop the new versions of the MailZone technology, for which there is considerable risk that such technology will not be successfully developed, and if such technology is successfully developed, there will be no alternative use for the technology. The MailZone technology is an enabling technology for email communications and includes message management, license, traffic and reporting. Accordingly, Mail.com's historical statement of operations for the nine months ended September 30, 1999 reflect a write-off of the amount of purchase price allocated to acquired in-process technology of $900,000.

    Mail.com allocated the excess purchase price over the fair value of net tangible assets acquired to identified intangible assets. In performing this allocation, Mail.com considered, among other factors, the attrition rate of the active users of the technology at the date of acquisition and the research and development projects in-process at the date of acquisition. With regard to the in-process research and development projects, Mail.com considered, among other factors, the stage of development of each project at the time of acquisition, the importance of each project to the overall development plan, and the projected incremental cash flows from the projects when completed and any associated risks. Associated risks included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the impact of potential changes in future target markets.

    Mail.com will incur in excess of approximately $600,000 related primarily to salaries, to develop the in-process technology into commercially viable products over the next year. Remaining development efforts are focused on addressing security issues, architecture stability and electronic commerce capabilities, and completion of these projects will be necessary before revenues are produced. Mail.com expects to begin to benefit from the purchased in-process research and development by its fiscal year 2000. If these projects are not successfully developed, Mail.com may not realize the value assigned to the in-process research and development projects. In addition, the value of the other acquired intangible assets may also become impaired.

ACQUISITION OF NETMOVES CORPORATION

    On December 11, 1999, Mail.com entered into a definitive agreement and intends to acquire NetMoves Corporation ("NetMoves") for approximately
$163.9 million including acquisition costs pursuant to the terms of the merger agreement described elsewhere in this offering memorandum. Pursuant to the terms of the merger agreement, Mast Acquisition Corp., which is a wholly owned subsidiary of Mail.com, will merge with and into NetMoves and NetMoves will become a wholly-owned subsidiary of Mail.com. Pursuant to the merger, NetMoves stockholders will be entitled to receive 0.385336 of a share of Mail.com
Class A common stock for each issued and outstanding share of NetMoves common stock. Based on NetMoves' capitalization on December 11, 1999, the consideration payable by Mail.com in connection with the acquisition of NetMoves will consist of the following:

    - 6,343,904 shares of Mail.com Class A common stock valued at approximately $154.6 million;

    - The assumption by Mail.com of options to purchase shares of NetMoves' common stock, par value of $.01 per share, to be exchanged for options to purchase approximately 1.0 million shares of Mail.com Class A common stock. The options were valued at approximately $7.8 million. Such options have an aggregate exercise price of approximately $6.6 million;

    - The assumption by Mail.com of warrants to purchase shares of NetMoves' common stock, par value of $.01 per share, to be exchanged for warrants to purchase approximately 58,000 shares of Mail.com Class A Common Stock. The warrants were valued at approximately $852,000. Such warrants have an aggregate exercise price of approximately $496,000. Mail.com has the right to cause some of the warrants to be converted into NetMoves common stock prior to the merger; and

    - Mail.com also anticipates acquisition costs of approximately $600,000 related to the merger.

    In addition to the rollover of existing options contemplated by the merger agreement, Thomas Murawski, NetMoves' President, Chief Executive Officer and Chairman of the board of directors, as an employee of Mail.com will receive options from Mail.com to purchase Mail.com Class A common stock based on the exchange ratio and equivalent to 600,000 options to purchase NetMoves' common stock, with an exercise price equal to the lesser of $23.35650 per share and the market price of Mail.com Class A common stock as of the close of business on the date the merger is consummated.

    The consideration payable by Mail.com was determined as a result of negotiations between Mail.com and NetMoves. The number of shares of Mail.com Class A common stock to be issued to NetMoves stockholders was determined based on the exchange rate of 0.385336 shares of Mail.com Class A common stock for each share of NetMoves common stock.

    The acquisition is expected to be accounted for using the purchase method of accounting. Mail.com intends to allocate a portion of the purchase price to the fair market value of the acquired assets and assumed liabilities of NetMoves as of the date of the closing. For pro forma purposes, Mail.com used the announcement date of the intended acquisition as its basis for determining its preliminary allocation of the purchase price. The excess of the purchase price over the fair market value of the acquired assets and assumed liabilities of NetMoves has been preliminarily allocated to goodwill and other intangible assets. Goodwill and other intangible assets are expected to be amortized over a period of 3 years, the expected estimated period of benefit. The purchase price allocation is preliminary and is subject to change depending upon the final outcome of the valuation and appraisals of the fair market value of the acquired assets and assumed liabilities of NetMoves at the date of acquisition, as well as the potential identification of certain intangible assets such as customer lists, etc.

    Mail.com is in process of performing an independent valuation of NetMoves estimated acquired in-process technology, etc. Approximately $18.0 million of the purchase price of NetMoves is expected to be allocated to in-process technology based upon a preliminary independent appraisal which determined that the new versions of the various fax technologies acquired from NetMoves had not been developed into the platform required by Mail.com by the anticipated acquisition date. The preliminary fair value of purchased existing and in-process technologies was determined by management using a risk-adjusted income valuation approach. As a result, Mail.com will be required to expend significant capital expenditures to successfully integrate and develop the new versions of various fax technologies, for which there is considerable risk that such technologies will not be successfully developed, and if such technologies are not successfully developed, there will be no alternative use for the technologies. The various fax technologies are enabling technologies for fax communications and include message management and reporting. Accordingly, on the date of acquisition, Mail.com's statements of operations will reflect a write-off of the amount of purchase price allocated to in-process technology of $18 million. For purposes of the pro forma financial information, the estimated amount of the in-process technology ($18 million) is the mid point of the preliminary estimated range of acquired in-process technology of $16 to $20 million. This range is based upon a preliminary analysis. Because such in-process technologies is not expected to reach the stage of technological feasibility by the anticipated acquisition date and is expected to have no alternative future use, this amount shall be immediately written-off by Mail.com and has been reflected in the pro forma balance sheet as a charge to stockholders' equity.

    Mail.com intends to allocate the excess purchase price over the fair value of net tangible assets acquired to identified intangible assets. In performing this allocation, Mail.com considered, among other factors, the attrition rate of the active users of the technology at the date of acquisition and the research and development projects in-process at the date of acquisition. With regard to the in-process research and development projects, Mail.com considered, among other factors, the stage of development of each project at the time of acquisition, the importance of each project to the overall development plan, and the projected incremental cash flows from the projects when completed and any associated risks. Associated risks included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the impact of potential changes in future target markets.

    Mail.com intends to incur in excess of approximately $12.0 million related primarily to salaries, to develop the in-process technology into commercially viable products over the next year. Remaining development efforts are focused on addressing security issues, architecture stability and electronic commerce capabilities, and completion of these projects will be necessary before revenues are produced. Mail.com expects to begin to benefit from the purchased in-process research and development by its fiscal year 2000. If these projects are not successfully developed, Mail.com may not realize the value assigned to the in-process research and development projects. In addition, the value of the other acquired intangible assets may also become impaired.

    If Mail.com is unable to write-off any of the in-process technology and, accordingly, the dollar amount of the purchase price allocated to in-process technology was determined to be zero, the effect would result in (i) an $18.0 million increase in both goodwill and other intangible assets and stockholder's equity presented in the unaudited pro forma condensed combined balance sheet as of September 30, 1999; and (ii) a $6.0 million or $(0.27) per share and $4.5 million or $(0.13) per share increase in the net loss attributable to common stockholders and net loss per common share presented in the unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. As a result, the annual amortization of goodwill and other intangible assets would increase from $44.1 million per year to $50.1 million per year based upon an expected estimated period of benefit of three years.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The accompanying unaudited pro forma condensed combined Statement of Operations (the "Pro Forma Statement of Operations") for the year ended December 31, 1998 and nine months ended September 30, 1999 gives effect to the Allegro and NetMoves acquisitions as if they had occurred on January 1, 1998. The Pro Forma Statement of Operations are based on historical results of operations of Mail.com, Allegro and NetMoves for the year ended December 31, 1998 and nine months ended September 30, 1999 (approximately seven and one-half months for Allegro).

    The Unaudited Pro Forma Condensed Combined Balance Sheet (the "Pro Forma Balance Sheet") gives effect to the acquisition of NetMoves as if the acquisition had occurred on September 30, 1999. The acquisition of Allegro occurred during the third quarter of 1999 and, accordingly, the Allegro acquisition is reflected in Mail.com's historical balance sheet as of September 30, 1999. The Pro Forma Statement of Operations and Pro Forma Balance Sheet and accompanying notes (the "Pro Forma Financial Information") should be read in conjunction with and are qualified by the historical financial statements of Mail.com, NetMoves and Allegro and notes thereto set forth or incorporated by reference in this proxy statement/prospectus.

    The Pro Forma Financial Information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of Mail.com after the acquisition of Allegro and NetMoves, or of the financial position or results of operations of Mail.com that would have actually occurred had the acquisition of Allegro and NetMoves been effected on January 1, 1998.

                                 MAIL.COM, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1999

                                 (IN THOUSANDS)

                                                                 NETMOVES
                                               MAIL.COM, INC.   CORPORATION   ADJUSTMENTS      PRO FORMA
                                               --------------   -----------   -----------      ---------
                   ASSETS
Current assets:
  Cash and cash equivalents..................     $ 53,469        $ 8,966       $     --       $ 62,435
  Accounts receivable, net...................        2,400          3,400             --          5,800
  Prepaid expenses and other current
    assets...................................        1,290            432             --          1,722
                                                  --------        -------       --------       --------
    Total current assets.....................       57,159         12,798             --         69,957
Property and equipment, net..................       26,035          6,100             --         32,135
Domain assets, net...........................        4,145             --             --          4,145
Partner advances.............................       19,842             --             --         19,842
Investments in affiliated companies..........        5,854             --             --          5,854
Goodwill and other intangible assets, net....       19,352          2,190        132,278(b)     153,820
Restricted investment........................        1,000             --             --          1,000
Other assets.................................          380             --             --            380
                                                  --------        -------       --------       --------
    Total assets.............................     $133,767        $21,088       $132,278       $287,133
                                                  ========        =======       ========       ========

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................     $  8,028        $ 1,976       $     --       $ 10,004
  Accrued expenses...........................        6,322          2,720             --          9,042
  Capital lease obligations..................        3,866             63             --          3,929
  Domain asset purchase obligations..........          268             --             --            268
  Current portion of long-term debt..........           --          1,166             --          1,166
  Deferred revenue...........................          914             --             --            914
  Other current liabilities..................        2,988             --             --          2,988
                                                  --------        -------       --------       --------
    Total current liabilities................       22,386          5,925             --         28,311
Capital lease obligations, less current
  portion....................................        9,094            145             --          9,239
Domain asset purchase obligations, less
  current portion............................          184             --             --            184
Long-term debt, less current portion.........           --          1,429             --          1,429
Deferred revenue.............................          953             --             --            953
                                                  --------        -------       --------       --------
    Total liabilities........................       32,617          7,499             --         40,116
                                                                                 (13,589)(b)
                                                                                 (18,000)(b)
Stockholders' equity.........................      101,150         13,589        163,867(b)     247,017
                                                  --------        -------       --------       --------
    Total liabilities and stockholders'
      equity.................................     $133,767        $21,088       $132,278       $287,133
                                                  ========        =======       ========       ========

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                                 MAIL.COM, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998

           (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE INFORMATION)

                                             THE ALLEGRO GROUP,    NETMOVES
                            MAIL.COM, INC.          INC.          CORPORATION   ADJUSTMENTS      PRO FORMA
                            --------------   ------------------   -----------   -----------     -----------
Revenues..................   $      1,495          $4,326           $21,117      $      --      $    26,938
                             ------------          ------           -------      ---------      -----------
Operating expenses:
  Cost of revenues........          2,891           2,318            15,017             --           20,226
  Sales and marketing.....          6,680             892             6,640             --           14,212
  General and
    administrative........          3,482           1,443             4,382             --            9,307
  Product development.....          1,573             135             2,110             --            3,818
  Amortization of goodwill
    and intangible
    assets................             --              --                --          6,692(a)        50,785
                                                                                    44,093(b)
  Patent litigation
    settlement............             --              --             1,025             --            1,025
                             ------------          ------           -------      ---------      -----------
    Total operating
      expenses............         14,626           4,788            29,174         50,785           99,373
                             ------------          ------           -------      ---------      -----------
    Loss from
      operations..........        (13,131)           (462)           (8,057)       (50,785)         (72,435)
                             ------------          ------           -------      ---------      -----------
Other income:
  Gain on sale of
    investment............            438              --                --             --              438
  Other income............            277              10               229             --              516
  Interest expense........           (109)            (38)             (257)            --             (404)
                             ------------          ------           -------      ---------      -----------
    Total other income
      (expense), net......            606             (28)              (28)            --              550
                             ------------          ------           -------      ---------      -----------
Net loss..................   $    (12,525)         $ (490)          $(8,085)     $ (50,785)     $   (71,885)
                             ============          ======           =======      =========      ===========
Basic and diluted net loss
  per common share........   $      (0.86)                                                      $     (3.26)(c)
                             ============                                                       ===========
Weighted-average basic and
  diluted shares                                                                 1,102,973(c)
  outstanding.............     14,607,915                                        6,343,904(c)    22,054,792(c)
                             ============                                        =========      ===========

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                                 MAIL.COM, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                  (IN THOUSANDS EXCEPT FOR SHARE INFORMATION)

                                                    THE ALLEGRO      NETMOVES
                                 MAIL.COM, INC.   GROUP, INC. (1)   CORPORATION   ADJUSTMENTS    PRO FORMA
                                 --------------   ---------------   -----------   -----------   -----------
Revenues.......................   $     6,593          $2,966         $17,135     $       --    $    26,694
                                  -----------          ------         -------     ----------    -----------
Operating expenses:
  Cost of revenues.............         7,720           1,604          12,920             --         22,244
  Sales and marketing..........        17,083             688           5,971             --         23,742
  General and administrative...         7,207             356           4,396             --         11,959
  Product development..........         4,643             599           1,685             --          6,927
  Amortization of goodwill and
    intangible assets..........           725              --              --          4,294(a)      38,089
                                                                                      33,070(b)
  Write-off of acquired
    in-process technology......           900              --              --             --            900
                                  -----------          ------         -------     ----------    -----------
    Total operating expenses...        38,278           3,247          24,972         37,364        103,861
                                  -----------          ------         -------     ----------    -----------
    Loss from operations.......       (31,685)           (281)         (7,837)       (37,364)       (77,167)
                                  -----------          ------         -------     ----------    -----------
Other income:
  Other income.................         1,098              14              89             --          1,201
  Interest expense.............          (355)            (27)            (97)            --           (479)
                                  -----------          ------         -------     ----------    -----------
    Total other income
      (expense), net...........           743             (13)             (8)            --            722
Net loss.......................       (30,942)           (294)         (7,845)       (37,364)       (76,445)
Cumulative dividends on
  settlement of contingent
  obligations to preferred
  stockholders.................        14,556              --              --             --         14,556
                                  -----------          ------         -------     ----------    -----------
    Net loss attributable to
      common stockholders......   $   (45,498)         $ (294)        $(7,845)    $  (37,364)   $   (91,001)
                                  ===========          ======         =======     ==========    ===========
Basic and diluted net loss per
  common share.................   $     (1.69)                                                  $     (2.65)(c)
                                  ===========                                                   ===========
Weighted-average basic and
  diluted shares outstanding...                                                    1,102,973(c)
                                                                                  ==========
                                   26,891,270                                      6,343,904(c)  34,338,147(c)
                                  ===========                                     ==========    ===========

------------------------

(1) Represents The Allegro Group, Inc. from January 1, 1999 to August 20, 1999 (date of acquisition).

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

(1) PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

(a) The following represents the allocation of the purchase price over the actual fair values of the acquired assets and assumed liabilities of Allegro at August 20, 1999, the date of acquisition. The purchase price allocation is as follows:

Assets acquired:
  Cash......................................................  $    25
  Accounts receivable.......................................      516
  Other assets..............................................       84
  Property and equipment....................................      757
  Goodwill and intangibles..................................   20,077
                                                              -------
                                                               21,459

In-process technology.......................................      900
Liabilities assumed.........................................   (1,989)
                                                              -------
Purchase price..............................................  $20,370
                                                              =======

    The pro forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1998 and approximately seven and one-half months of amortization expense for the period from January 1, 1999 through its date of acquisition (August 20, 1999), assuming the Allegro transaction had occurred on January 1, 1998. The value of the goodwill and intangible assets at January 1, 1998 would have been approximately $20.1 million. Goodwill and other intangible assets will be amortized over the expected period of benefit of three years.

    Mail.com may be required to record additional contingent purchase payments for the Allegro acquisition based on future performance levels. Basic and diluted net loss per share excludes the effect of additional purchase price of up to $19.2 million including the issuance of up to 2 million shares of Class A common stock (based on the minimum deemed fair market value of such shares of $8.00 per share) whose payout and issuance is contingent on Allegro achieving certain revenue and spending levels in fiscal year 2000. The contingent consideration would consist of up to $3.2 million payable in cash, additional bonus payments of $800,000 and up to $16.0 million payable in shares of Mail.com Class A common stock based on the market value of such stock at the time of payment (but such market value shall be deemed to be not less than $8.00 per share). The minimum level of performance required by Allegro in fiscal 2000 that would require payout of any of the $20 million and issuance of up to 2 million shares of Class A common stock is specified revenue and spending levels as defined. If the entire $4.0 million is paid ($3.2 million of purchase price and additional bonus payments of $800,000) and all of the $16 million in value of contingent Class A common shares are issued (2 million common shares based upon the minimum assumed fair market value per share of $8.00), $19.2 million of additional purchase price, $800,000 of expense and approximately $6.4 million of additional annual amortization expense will result. If all these contingent shares were included in the basic and diluted net loss per common share calculation, basic and diluted net loss per common share would have been ($3.29) and ($2.64) for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

(b) The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of NetMoves at September 30, 1999, and is for illustrative pro forma purposes only. Actual fair values will be based on financial information as of the acquisition date. Assuming the transaction had occurred on September 30, 1999, the preliminary allocation would have been as follows:

Assets acquired:
  Cash......................................................  $  8,966
  Accounts receivable.......................................     3,400
  Other assets..............................................     2,622
  Property and equipment....................................     6,100
  Goodwill and intangibles..................................   132,278
                                                              --------
                                                               153,366
In-process technology.......................................    18,000
Liabilities assumed.........................................    (7,499)
                                                              --------
Purchase price..............................................  $163,867
                                                              ========

    This allocation is preliminary and may be subject to change upon evaluation of the fair value of NetMoves' acquired assets and liabilities as of the acquisition date as well as the potential identification of certain intangible assets.

    - The pro forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1998 and nine months of amortization expense for the period from January 1, 1999 through September 30, 1999 assuming the transaction had occurred on January 1, 1998. The preliminary value of the goodwill and intangible assets at January 1, 1998 would have been approximately $132.3 million. Goodwill and other intangible assets will be amortized over the expected estimated period of benefit of three years;

    - For purposes of the pro forma financial information, the estimated amount of the in-process technology ($18 million) is the mid point of the preliminary estimated range of acquired in-process technology of $16 to $20 million. This range is based upon a preliminary analysis. Because such in-process technologies is not expected to reach the stage of technological feasibility by the anticipated acquisition date and is expected to have no alternative future use, this amount shall be immediately written-off by Mail.com and has been reflected in the pro forma balance sheet as a charge to stockholders' equity; and

      If Mail.com is unable to write-off any of the in-process technology and, accordingly, the dollar amount of the purchase price allocated to in-process technology was determined to be zero, the effect would result in (i) an $18.0 million increase in both goodwill and other intangible assets and stockholder's equity presented in the unaudited pro forma condensed combined balance sheet as of September 30, 1999; and (ii) a $6.0 million or $(0.27) per share and $4.5 million or $(0.13) per share increase in the net loss attributable to common stockholders and net loss per common share presented in the unaudited pro forma condensed consolidated combined statement of operations for the year ended
      December 31, 1998 and the nine months ended September 30, 1999, respectively. As a result, the annual amortization of goodwill and other intangible assets would increase from $44.1 million per year to $50.1 million per year based upon an expected estimated period of benefit of three years.

    - The pro forma adjustment reconciles the historical balance sheet of NetMoves at September 30, 1999 to the allocated purchase price of NetMoves of $163.9 million assuming the transaction had occurred on September 30, 1999.

(c) The pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding. The calculation of the weighted average number of shares outstanding assumes that 1,102,973 of Mail.com's common stock issued in connection with its acquisition of Allegro and the 6,343,904 of Mail.com's common stock expected to be issued in connection with its planned acquisition of NetMoves were outstanding for the entire period. Diluted net loss per share equals basic net loss per share, as common stock equivalents are anti-dilutive for all pro forma periods presented.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Allegro Group, Inc.:

    We have audited the accompanying balance sheets of The Allegro Group, Inc. as of December 31, 1997 and 1998, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Allegro Group, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                        /s/ KPMG LLP

Columbus, Ohio
October 18, 1999

                            THE ALLEGRO GROUP, INC.

                                 BALANCE SHEETS

                                                           DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                               1997           1998          1999
                                                           ------------   ------------   -----------
                                                                                         (UNAUDITED)
                         ASSETS
Current assets:
  Cash and cash equivalents..............................   $   88,568     $   39,096    $   50,091
  Accounts receivable, net of allowance for doubtful
    accounts of $5,000, $3,000 and $12,000 in 1997, 1998,
    and 1999, respectively...............................      485,295        445,159       457,277
  Prepaid expenses and other current assets..............       23,849         21,849        50,048
                                                            ----------     ----------    ----------
    Total current assets.................................      597,712        506,104       557,416
                                                            ----------     ----------    ----------
  Property and equipment, net............................      410,394        692,224       626,668
  Other..................................................        9,109          8,624         8,624
                                                            ----------     ----------    ----------
    Total assets.........................................   $1,017,215     $1,206,952    $1,192,708
                                                            ==========     ==========    ==========
     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Revolving line of credit...............................   $   99,993     $   93,722    $   98,600
  Current portion of notes payable to bank...............           --         53,548        59,766
  Current portion of capital lease obligations...........       22,870         76,493       142,265
  Accounts payable.......................................      320,145        731,875       975,485
  Other accrued expenses.................................       41,107        286,000       332,911
  Accrued payroll and related costs......................      153,483         51,000       140,817
                                                            ----------     ----------    ----------
    Total current liabilities............................      637,598      1,292,638     1,749,844
                                                            ----------     ----------    ----------
  Notes payable to bank, less current portion............           --         56,755        22,104
  Capital lease obligations, less current portion........       38,363        105,213         3,152
                                                            ----------     ----------    ----------
    Total liabilities....................................      675,961      1,454,606     1,775,100
                                                            ----------     ----------    ----------
Shareholders' equity (deficit):
  Common stock, $0.01 par value; 850 shares authorized;
    401 shares issued and outstanding for all periods....            4              4             4
  Additional paid-in capital.............................          536            536           536
  Retained earnings (accumulated deficit)................      340,714       (248,194)     (582,932)
                                                            ----------     ----------    ----------
    Total shareholders' equity (deficit).................      341,254       (247,654)     (582,392)
                                                            ----------     ----------    ----------
Commitments and contingencies
  Total liabilities and shareholders' equity (deficit)...   $1,017,215     $1,206,952    $1,192,708
                                                            ==========     ==========    ==========

          See accompanying notes to consolidated financial statements

                            THE ALLEGRO GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                                -------------------------   -------------------------
                                                   1997          1998          1998          1999
                                                -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Revenues......................................  $2,900,039    $4,325,995    $2,064,234    $2,335,234
                                                ----------    ----------    ----------    ----------
Operating expenses:
  Cost of revenues............................   1,362,830     2,317,970     1,212,166     1,349,374
  Sales and marketing.........................     538,722       892,097       354,285       548,935
  Product development.........................      63,368       135,463        51,029       104,164
  General and administrative..................     719,312     1,442,534       546,146       591,502
                                                ----------    ----------    ----------    ----------
    Total operating expenses..................   2,684,232     4,788,064     2,163,626     2,593,975
                                                ----------    ----------    ----------    ----------
    Income (loss) from operations.............     215,807      (462,069)      (99,392)     (258,741)
                                                ----------    ----------    ----------    ----------
Other income (expense):
  Interest income.............................      12,267        10,888         8,439         9,870
  Interest expense............................      (3,664)      (38,286)      (10,867)      (25,679)
  Other.......................................       1,284          (783)        3,677         5,100
                                                ----------    ----------    ----------    ----------
    Total other income (expense), net.........       9,887       (28,181)        1,249       (10,709)
                                                ----------    ----------    ----------    ----------
Net income (loss).............................  $  225,694    $ (490,250)   $  (98,143)   $ (269,450)
                                                ==========    ==========    ==========    ==========
Pro Forma income taxes (unaudited)............  $   88,007    $ (156,976)   $  (78,488)   $    7,662
                                                ==========    ==========    ==========    ==========
Pro Forma net income (loss) (unaudited).......  $  137,687    $ (333,274)   $  (19,655)   $ (277,112)
                                                ==========    ==========    ==========    ==========

          See accompanying notes to consolidated financial statements

                            THE ALLEGRO GROUP, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                    RETAINED
                                             COMMON STOCK                           EARNINGS          TOTAL
                                          -------------------     ADDITIONAL      (ACCUMULATED    SHAREHOLDERS'
                                           SHARES     AMOUNT    PAID-IN CAPITAL     DEFICIT)     EQUITY (DEFICIT)
                                          --------   --------   ---------------   ------------   ----------------
Balances at December 31, 1996...........    401         $4            $536          $ 233,028       $ 233,568
  Net income............................     --         --              --            225,694         225,694
  Shareholder distributions.............     --         --              --           (118,008)       (118,008)
                                            ---         --            ----          ---------       ---------
Balances at December 31, 1997...........    401          4             536            340,714         341,254
  Net loss..............................     --         --              --           (490,250)       (490,250)
  Shareholder distributions.............     --         --              --            (98,658)        (98,658)
                                            ---         --            ----          ---------       ---------
Balances at December 31, 1998...........    401          4             536           (248,194)       (247,654)
  Net loss (unaudited)..................     --         --              --           (269,450)       (269,450)
  Shareholder distributions
    (unaudited).........................     --         --              --            (65,288)        (65,288)
                                            ---         --            ----          ---------       ---------
Balances at June 30, 1999 (unaudited)...    401         $4            $536          $(582,932)      $(582,392)
                                            ===         ==            ====          =========       =========

          See accompanying notes to consolidated financial statements

                            THE ALLEGRO GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                   SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,            JUNE 30,
                                                   -------------------------   -------------------------
                                                      1997          1998          1998          1999
                                                   -----------   -----------   -----------   -----------
                                                                               (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..............................   $ 225,694     $(490,250)    $ (98,143)    $(269,450)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization................     145,061       262,624       124,920       166,722
    Provision for doubtful accounts..............      33,000        41,000        15,000        31,000
    Losses on disposal of property and
      equipment..................................       1,191        23,703        19,706         7,098

  Changes in operating assets and liabilities:
    Accounts receivable..........................    (333,536)         (864)       52,365       (43,118)
    Prepaid expenses and other current assets....     (22,398)        2,000        18,004       (28,199)
    Other assets.................................      (1,137)          485           198            --
    Accounts payable.............................     215,875       411,730       279,287       243,610
    Other accrued expenses.......................      35,676       244,893         8,961        46,911
    Accrued payroll and related costs............     125,006      (102,483)      (51,210)       89,817
                                                    ---------     ---------     ---------     ---------
      Net cash provided by operating
        activities...............................     424,432       392,838       369,088       244,391
                                                    ---------     ---------     ---------     ---------
Cash flows from investing activities:
  Purchases of property and equipment............    (307,864)     (401,918)     (309,516)     (108,264)
  Proceeds from sales of property and
    equipment....................................          --         2,285            --            --
                                                    ---------     ---------     ---------     ---------
      Net cash used in investing activities......    (307,864)     (399,633)     (309,516)     (108,264)
                                                    ---------     ---------     ---------     ---------
Cash flows from financing activities:
  Net borrowings (repayments) under revolving
    line of credit...............................      79,993        (6,271)      (24,001)       10,000
  Borrowings under notes payable to bank.........          --       139,487        95,729            --
  Repayments of notes payable to bank............          --       (29,184)       (7,980)      (33,555)
  Principal payments under capital lease
    obligations..................................     (17,008)      (48,051)      (22,951)      (36,289)
  Distributions paid.............................    (118,008)      (98,658)      (76,162)      (65,288)
                                                    ---------     ---------     ---------     ---------
    Net cash used in financing activities........     (55,023)      (42,677)      (35,365)     (125,132)
                                                    ---------     ---------     ---------     ---------
      Net increase (decrease) in cash and cash
        equivalents..............................      61,545       (49,472)       24,207        10,995
Cash and cash equivalents at beginning of
  period.........................................      27,023        88,568        88,568        39,096
                                                    ---------     ---------     ---------     ---------
Cash and cash equivalents at the end of period...   $  88,568     $  39,096     $ 112,775     $  50,091
                                                    =========     =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid....................................   $   3,664     $  38,286     $  10,867     $  26,679
                                                    ---------     ---------     ---------     ---------

NON-CASH FINANCING ACTIVITIES:
  Property and equipment purchased under capital
    lease obligations............................   $  62,244     $ 168,524     $ 123,267     $      --
                                                    =========     =========     =========     =========

          See accompanying notes to consolidated financial statements

                            THE ALLEGRO GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    (a) SUMMARY OF OPERATIONS. The Allegro Group, Inc. (the "Company" or "Allegro") was formed in 1995 as an S Corporation. The Company provides businesses with internet email message management services. The Company services include internet email network integration services, email hosting services and email message management services, including virus scanning, attachment control, spam control, legal disclaimers and real time web-based reporting.

    Inherent in the Company's business are various risks and uncertainties, including its limited operating history. The Company's future success will be dependent upon its ability to create and deliver effective and competitive messaging services and its ability to develop and provide new services that meet members' changing requirements, including the effective use of leading technologies. The Company must also continue to enhance its current services, and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

    The Company's ability to provide services is dependent on its telecommunications network. The Company uses one telecommunications company for its business. The Company does not anticipate any contractual changes with this telecommunications company. However, if such changes do occur, the Company does not believe that they would have an adverse effect of the Company's business.

    (B) UNAUDITED INTERIM INFORMATION. The interim financial statements of the Company as of June 30, 1999, and for the six months ended June 30, 1998 and 1999, are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC relating to interim financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of its operations and its cash flows have been included in such unaudited financial statements. The results of operations for the six months ended June 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

    (C) USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (D) CASH AND CASH EQUIVALENTS. The Company considers all highly liquid securities, with original maturities of three months or less when acquired, to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 and June 30, 1999 were approximately $26,000, $27,000 and $28,000, respectively.

    (E) PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

                            THE ALLEGRO GROUP, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (F) IMPAIRMENT OF LONG-LIVED ASSETS. Periodically, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of."

    (G) INCOME TAXES. The Company has elected under the Internal Revenue Code to be an S Corporation. As such, the Company is not subject to federal or state income taxes. The Company's stockholders include the taxable income or loss of the Company in their personal income tax returns. Accordingly, no provision for income taxes has been reflected in the financial statements of the Company.

    If the Company had operated as a C Corporation since inception, the Company would have recorded net deferred tax assets for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 of approximately $6,000, $133,000, and $147,000. However, due to operating losses incurred, there would have been a corresponding valuation allowance of $31,000 and $147,000 in 1998 and 1999, respectively.

    (H) REVENUE RECOGNITION. The Company's revenues are derived principally from internet email network integration services, email hosting services and email message management services, including virus scanning, attachment control, spam control, legal disclaimers and real time web-based reporting.

    (I) PRODUCT DEVELOPMENT COSTS. Product development costs consist principally of salaries and related costs, which are charged to expense as incurred.

    (J) SALES AND MARKETING COSTS. The Company expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing and totaled approximately $368,000 and $419,000 and $160,000 and $305,000 for the years ending December 31, 1997, and 1998 and for the six-month periods ended June 30, 1998 and 1999, respectively.

    (K) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At December 31, 1997 and 1998, and June 30, 1999, the fair value of these instruments approximated their financial statement carrying amount because of the short-term maturity of these instruments. The Company has not experienced any significant credit loss to date. No single customer exceeded 10% of either revenue or accounts receivable in 1997, 1998, or 1999.

    The fair value of other financial instruments, including the current portion of notes payable and current liabilities also approximated their financial statement carrying amount because of the short-term maturity of these instruments. The carrying amount of notes payable approximated fair value calculated by discounting scheduled cash flows through maturity using current rates.

    (L) RECENT ACCOUNTING PRONOUNCEMENTS. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds for determining whether computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company adopted SOP 98-1 in the fourth quarter of 1998 and has

                            THE ALLEGRO GROUP, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

approximately $16,000 and $47,000 of capitalized software costs as of December 31, 1998 and June 30, 1999, respectively.

    The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in 1998. SFAS
No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between the Company's comprehensive income
(loss) and its net income (loss) as reported.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Subsequently, the FASB issued SFAS No. 137 which deferred the effective date of SFAS No. 133. SFAS
No. 137 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to effect the Company, as the Company does not have any derivative instruments or engage in hedging activities.

(2) PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows:

                                                                  DECEMBER 31,
                                                    USEFUL    ---------------------    JUNE 30,
                                                    LIVES       1997        1998         1999
                                                   --------   --------   ----------   -----------
                                                                                      (UNAUDITED)
Computer equipment and software, including
  amounts related to capital leases of $49,558,
  $118,195 and $118,195, respectively............         3   $486,193   $  850,414   $  938,365
Furniture and fixtures, including amounts related
  to capital leases of $43,036, $142,603 and
  $142,603, respectively.........................         5    106,122      273,715      272,195
Leasehold improvements...........................       3-5      9,985       12,339       12,339
                                                              --------   ----------   ----------
                                                               602,300    1,136,468    1,222,899
Less accumulated depreciation and amortization,
  including amounts related to capital leases of
  $34,880, $74,479 and $108,426, respectively....              191,906      444,244      596,231
                                                              --------   ----------   ----------
Total............................................             $410,394   $  692,224   $  626,668
                                                              ========   ==========   ==========

                            THE ALLEGRO GROUP, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3) LINE OF CREDIT

    The Company has a revolving credit facility agreement with a bank that enables it to borrow up to $100,000 at 1.0% above prime (8.75% at December 31, 1998), subject to certain conditions and collateral restrictions as defined in the agreement. At December 31, 1998, the Company had additional borrowing capacity of approximately $6,000. The revolving credit facility is secured by substantially all of the Company's assets, including accounts receivable and property and equipment. The line of credit agreement expired in September 1999 and was repaid in October 1999.

(4) NOTES PAYABLE

    A summary of notes payable is as follows:

                                                              DECEMBER 31,    JUNE 30,
                                                                  1998          1999
                                                              ------------   -----------
                                                                             (UNAUDITED)
Note payable to bank, bearing interest at prime plus 0.75%
  (8.5% at December 31, 1998); principal and interest
  payable in monthly installments of $2,007 through August
  2000; secured by property and equipment                       $ 38,515       $ 26,468

Note payable to bank, bearing interest at prime plus 0.75%
  (8.5% at December 31, 1998); principal and interest
  payable in monthly installments of $2,660 through March
  2001; secured by property and equipment                         71,788         55,402
                                                                --------       --------

Total notes payable.........................................     110,303         81,870

Less current portion........................................     (53,548)       (59,766)
                                                                --------       --------

Notes payable, less current portion.........................    $ 56,755       $ 22,104
                                                                ========       ========

    Aggregate maturities under these obligations as of December 31, 1998 and June 30, 1999 are summarized as follows:

                        DECEMBER 31,               JUNE 30,
                            1998                     1999
                        ------------              -----------
                                                  (UNAUDITED)
1999........              $ 53,548       2000       $59,766
2000........                48,843       2001        22,104
2001........                 7,912       2002
                          --------       ----       -------
                          $110,303                  $81,870
                          ========       ====       =======

(5) LEASES

    The Company has one operating lease having an initial or remaining non-cancelable lease term in excess of one year for its principal office facility and has various capital leases for property and equipment. Rental expense for operating leases for the years ending December 31, 1997, and 1998 and for the six

                            THE ALLEGRO GROUP, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5) LEASES (CONTINUED)

months ended June 30, 1998 and 1999 was approximately $50,000, $107,000, $34,000 and $74,000, respectively.

    The Company's capital lease obligations are collateralized by certain assets at December 31, 1998. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1998 are as follows:

YEAR ENDING DECEMBER 31,                           CAPITAL LEASES   OPERATING LEASES
------------------------                           --------------   ----------------
1999.............................................     $105,686          $149,000
2000.............................................       89,208           153,000
2001.............................................       11,558           157,000
2002.............................................           --            66,000
                                                      --------          --------
  Total minimum lease payments...................      206,452          $525,000
                                                      ========          ========
Less estimated amount representing interest (at a
  weighted-average interest rate of 9.5%)........       24,746
                                                      --------
Present value of minimum capital lease
  payments.......................................      181,706
Less current portion of capital lease
  obligations....................................       76,493
                                                      --------
Capital lease obligations, less current
  portion........................................     $105,213
                                                      ========

(6) CAPITAL STOCK

    The Company has authorized 450 shares of voting and 400 shares of non-voting common stock. As of December 31, 1998, the Company has issued and outstanding 401 shares of voting common stock to the three principal shareholders of the Company. The Company makes periodic distributions to its shareholders. However, no distributions are required to be made under the terms of the Company's Shareholder Agreement.

(7) 401(K) SAVINGS/RETIREMENT PLAN

    Effective December 1, 1997, the Company adopted a 401(k) plan that covers all employees. The Company may make a matching contribution to each participant up to 3% of participant's compensation. Matching contributions vest to each participant at the rate of 20% per year after the first full year of service. Company matching contributions for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 were approximately $1,000, $12,000, $6,000, and $8,000, respectively.

(8) LEGAL PROCEEDINGS

    The Company is involved in certain legal actions which have arisen in the ordinary course of business. The Company has accrued its best estimate of potential amounts to be paid related to these matters and

                            THE ALLEGRO GROUP, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(8) LEGAL PROCEEDINGS (CONTINUED)

has included approximately $19,000, $248,000, and $282,000 in other accrued expenses as of December 31, 1997 and 1998 and June 30, 1999, respectively.

    In the opinion of management the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(9) SUBSEQUENT EVENTS

    During August and September 1999, the Company executed two lease agreements to finance the purchase of equipment. The August agreement requires the Company to pay approximately $115,000 over a 2 year period and the September agreement requires the Company to pay approximately $41,000 over a 3 year period.

    On August 20, 1999, Mail.com, Inc. ("Mail.com") acquired the Company pursuant to the terms of an Agreement and Plan of Merger dated August 20, 1999 (the "Merger Agreement"), among Mail.com, AG Acquisition Corp., a wholly-owned subsidiary of Mail.com ("Acquisition Corp."), the Company and the shareholders of the Company. Pursuant to the terms of the Merger Agreement, the Company merged with and into Acquisition Corp. and became a wholly-owned subsidiary of Mail.com. Mail.com paid aggregate consideration in connection with the transaction of approximately $3.2 million in cash and 1,102,973 shares of its Class A common stock. In addition to the purchase price, one-time bonus payments totaling $800,000 were paid to employees of the Company who are not shareholders of the Company. Mail.com also may pay additional consideration (the "Contingent Consideration") upon completion of its audited financial statements for the year ended December 31, 2000 based on the achievement of certain performance standards for such year. The Contingent Consideration would consist of up to $4.0 million payable in cash and up to $16.0 million payable in shares of Mail.com Class A common stock based on the market value of such stock at the time of payment (but such market value shall be deemed to be not less than $8.00 per share.)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of FaxSav Incorporated:

    In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of FaxSav Incorporated (formerly Digitran Corporation) (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
February 3, 1999

                              FAXSAV INCORPORATED

                                 BALANCE SHEETS

                                     AS OF

                                                             DECEMBER 31,
                                                      ---------------------------   SEPTEMBER 30,
                                                          1997           1998           1999
                                                      ------------   ------------   -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $  3,680,185   $  5,260,450   $  8,966,171
  Accounts receivable, less allowances of $330,724,
    $220,076 and $238,648 as of December 31, 1997
    and 1998 and September 30, 1999, respectively...     2,280,119      3,198,688      3,400,259
  Prepaid expenses and other current assets.........        35,844        162,218        431,864
                                                      ------------   ------------   ------------
        Total current assets........................     5,996,148      8,621,356     12,798,294
Property and equipment, net.........................     4,175,264      5,487,221      6,100,299
Other assets, net...................................       324,173        379,148      2,189,668
                                                      ------------   ------------   ------------
        Total assets................................  $ 10,495,585   $ 14,487,725   $ 21,088,261
                                                      ============   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $    658,703   $  1,153,688   $  1,975,503
  Accrued expenses and other liabilities............     3,219,846      2,654,658      2,720,158
  Current portion of notes payable..................       469,217        992,960         62,973
  Obligation under capital lease....................       315,370         95,804      1,165,804
                                                      ------------   ------------   ------------
        Total current liabilities...................     4,663,136      4,897,110      5,924,438
Notes payable.......................................     1,083,190      1,540,481      1,428,996
Obligation under capital lease......................        85,551                       145,461
                                                      ------------   ------------   ------------
Total liabilities...................................     5,831,877      6,437,591      7,498,895
                                                      ------------   ------------   ------------
Commitments and contingencies (Notes 7 and 12)
Stockholders' equity:
  Common stock, $0.01 par value; 40,000,000 shares
    authorized; 10,806,466, 13,904,203 and
    16,462,820 shares issued and outstanding as of
    December 31, 1997 and 1998 and September 30,
    1999, respectively..............................       108,065        139,042        164,628
Additional paid-in capital..........................    36,730,388     48,171,015     61,529,556
Accumulated deficit.................................   (32,174,745)   (40,259,923)   (48,104,818)
                                                      ------------   ------------   ------------
        Total stockholders' equity..................     4,663,708      8,050,134     13,589,366
                                                      ------------   ------------   ------------
          Total liabilities and stockholders'
            equity..................................  $ 10,495,585   $ 14,487,725   $ 21,088,261
                                                      ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                              FAXSAV INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                                                    NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                      ---------------------------------------   -------------------------
                                         1996          1997          1998          1998          1999
                                      -----------   -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
Revenue.............................  $15,035,711   $17,418,333   $21,116,726   $15,507,389   $17,135,143
Cost of service.....................    8,898,308    10,413,797    11,128,752     8,121,692     8,982,980
                                      -----------   -----------   -----------   -----------   -----------
    Gross margin....................    6,137,403     7,004,536     9,987,974     7,385,697     8,152,163
                                      -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Network operations and support....    1,984,607     2,286,594     3,608,129     2,570,767     3,575,149
  Research and development..........    1,771,822     1,909,137     1,995,039     1,582,447     1,526,404
  Sales and marketing...............    6,065,045     5,268,099     6,639,575     4,708,289     5,971,037
  General and administrative........    2,495,624     3,132,438     3,285,126     2,368,961     3,390,856
  Depreciation and amortization.....    1,436,673     1,702,054     1,492,493     1,080,669     1,525,842
  Patent litigation settlement......                                1,025,000     1,025,000
                                      -----------   -----------   -----------   -----------   -----------
    Total operating expenses........   13,753,771    14,298,322    18,045,362    13,336,133    15,989,288
                                      -----------   -----------   -----------   -----------   -----------
    Operating loss..................   (7,616,368)   (7,293,786)   (8,057,388)   (5,950,436)   (7,837,125)
                                      -----------   -----------   -----------   -----------   -----------
Other income (expense):
  Interest income...................      188,680       240,987       123,838
  Interest expense..................     (142,269)     (162,218)     (257,264)      (78,008)      (96,978)
  Other.............................       93,568        96,115       105,636        77,829        89,208
                                      -----------   -----------   -----------   -----------   -----------
                                          139,979       174,884       (27,790)         (179)       (7,770)
                                      -----------   -----------   -----------   -----------   -----------
    Net loss........................  $(7,476,389)  $(7,118,902)  $(8,085,178)  $(5,950,615)  $(7,844,895)
                                      ===========   ===========   ===========   ===========   ===========
Historical basic and diluted net
  loss per common share.............  $     (2.74)  $     (0.72)  $     (0.68)  $     (0.52)  $     (0.52)
                                      ===========   ===========   ===========   ===========   ===========
Shares used in computing historical
  net loss per common share.........    2,724,651     9,880,681    11,842,956    11,377,178    15,206,767
                                      ===========   ===========   ===========   ===========   ===========
Unaudited pro forma data (Note 2):
  Pro forma basic and diluted net
    loss per common share...........  $     (0.86)        (0.72)  $     (0.68)  $     (0.52)  $     (0.52)
                                      ===========   ===========   ===========   ===========   ===========
  Shares used in computing pro forma
    net loss per common share.......    8,712,054     9,880,681    11,842,956    11,377,178    15,206,767
                                      ===========   ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                              FAXSAV INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                                                                            NINE MONTHS
                                                                                                               ENDED
                                                                   YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                           ---------------------------------------   -------------------------
                                                              1996          1997          1998          1998          1999
                                                           -----------   -----------   -----------   -----------   -----------
                                                                                                     (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................................  $(7,476,389)  $(7,118,902)  $(8,085,178)  $(5,950,615)  $(7,844,895)
  Adjustments to reconcile net loss to net cash used in
    Operating activities:
      Depreciation and amortization expense..............    1,436,673     1,702,054     1,492,493    1,080,669      1,525,842
      Patent litigation settlement.......................                                1,000,000    1,000,000
      Provision for doubtful accounts....................      219,400       230,520       269,470      118,282        794,650
      Gain on sale of property and equipment.............                    (18,791)      (26,860)
      Changes in assets and liabilities:
        Accounts receivable..............................      123,497      (495,484)   (1,188,039)    (956,160)      (996,221)
        Prepaid expenses and other current assets........     (184,111)      215,573      (126,374)      90,140       (247,369)
        Other assets.....................................      (80,199)     (182,462)      186,975
        Accounts payable.................................      (40,961)      395,257       494,985      401,402        821,815
        Accrued expenses and other liabilities...........    1,086,523      (193,941)     (565,188)    (109,196)        65,500
                                                           -----------   -----------   -----------   -----------   -----------
        Net cash used in operating activities............   (4,915,567)   (5,466,176)   (6,547,716)  (4,325,478)    (5,880,678)
Cash flows used in investing activities:
  Proceeds/(purchase) of marketable securities...........   (1,002,513)    1,002,513
  Purchase of property and equipment.....................   (2,328,829)   (2,856,952)   (2,761,566)  (1,480,570)    (1,706,027)
  Purchase of intangibles................................                                 (314,223)    (284,167)    (2,050,633)
  Proceeds from sales of property and equipment..........                    112,770        56,250
                                                           -----------   -----------   -----------   -----------   -----------
        Net cash used in investing activities............   (3,331,342)   (1,741,669)   (3,019,539)  (1,764,737)    (3,756,660)
                                                           -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Principal payments made under capital lease
    obligation...........................................     (219,201)     (280,517)     (305,117)    (249,436)      (102,427)
  Borrowings under line of credit........................      956,334     1,299,797     1,522,845      688,697        999,485
  Repayments of notes payable............................   (1,525,352)     (178,372)     (541,812)    (319,617)      (938,114)
  Proceeds from issuance of preferred stock, net.........    7,933,434
  Proceeds from issuance of common stock and exercise of
    stock options and warrants, net......................   10,636,307     2,124,017    10,471,604    7,023,627     13,384,115
      Treasury stock acquired--preferred.................   (2,163,878)
                                                           -----------   -----------   -----------   -----------   -----------
        Net cash provided by financing activities........   15,617,644     2,964,925    11,147,520    7,143,271     13,343,059
                                                           -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash..........................    7,370,735    (4,242,920)    1,580,265    1,053,056      3,705,721
Cash and cash equivalents at beginning of period.........      552,370     7,923,105     3,680,185    3,680,185      5,260,450
                                                           -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period...............  $ 7,923,105   $ 3,680,185   $ 5,260,450   $4,733,241    $ 8,966,171
                                                           ===========   ===========   ===========   ===========   ===========
Supplemental disclosure:
  Cash paid for interest.................................  $    68,421   $    45,918   $   117,556   $   92,770    $    60,974
                                                           ===========   ===========   ===========   ===========   ===========
Noncash investing and financing activities:
  Equipment acquired under capital lease.................  $   421,805   $         0   $         0   $        0    $   215,057
                                                           ===========   ===========   ===========   ===========   ===========
  Issuance of common stock pursuant to patent litigation
    settlement...........................................  $         0   $         0   $ 1,000,000   $1,000,000    $         0
                                                           ===========   ===========   ===========   ===========   ===========
  Issuance of common stock under option pursuant to
    severance agreement..................................  $    42,091   $         0   $         0   $        0    $         0
                                                           ===========   ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                              FAXSAV INCORPORATED
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                          CONVERTIBLE             COMMON STOCK
                                        PREFERRED STOCK              PAID-IN
                                     ----------------------   ---------------------   ADDITIONAL               ACCUMULATED
                                       SHARES       AMOUNT      SHARES      AMOUNT      CAPITAL     WARRANTS     DEFICIT
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Balance at January 1, 1996.........   58,769,921   $ 58,770      327,353   $  3,274   $18,204,438              $(17,579,454)
Issuance of Series F preferred
  stock............................   19,999,988     20,000                             7,979,998
Treasury stock acquired--Series D
  preferred stock..................   (8,655,510)                                      (2,155,222)
Conversion of preferred stock into
  common stock.....................  (70,127,830)   (78,783)   7,791,981     77,920        (7,793)
Issuance of common stock in
  connection with Initial public
  offering.........................                            1,600,000     16,000    11,888,000
Expense in connection with stock
  issuances........................                                                    (1,343,035)
Exercise of warrants...............       13,431         13          131                    8,765
Exercise of stock options..........                               51,156        512        41,579
Net loss...........................                                                                              (7,476,389)
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Balance at December 31, 1996.......            0          0    9,770,621     97,706    34,616,730               (25,055,843)
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Issuance of common stock in
  connection with private
  placement........................                            1,000,000     10,000     2,165,000
Exercise of stock options..........                               35,746        358        27,277
Exercise of warrants...............                                   99          1           539
Expenses in connection with stock
  issuance.........................                                                       (79,158)
Net loss...........................                                                                              (7,118,902)
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Balance at December 31, 1997.......            0          0   10,806,466    108,065    36,730,388               (32,174,745)
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Issuance of common stock in
  connection with private
  placements.......................                            2,645,161     26,452    10,153,251   $320,297
Exercise of stock options..........                              143,560      1,435       279,774
Receivable from sale of stock......                                                      (203,598)
Stock issuance.....................                               34,016        340       101,708
Stock issuance in connection with
  settlement of litigation.........                              275,000      2,750       997,250
Expenses in connection with stock
  issuance.........................                                                      (208,055)
Net loss...........................                                                                              (8,085,178)
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Balance at December 31, 1998.......            0          0   13,904,203    139,042    47,850,718    320,297    (40,259,923)
Issuance of common stock in
  connection with private placement
  (unaudited)......................                            2,499,000     24,990    14,344,239
Exercise of stock options
  (unaudited)......................                               35,026        350        39,756
Exercise of warrants (unaudited)...                               19,258        193          (193)
Stock issuance (unaudited).........                                5,333         53        15,946
Expenses in connection with private
  placement (unaudited)............                                                    (1,041,207)
Net loss (unaudited)...............                                                            --                (7,844,895)
                                     -----------   --------   ----------   --------   -----------   --------   ------------
Balance at September 30, 1999
  (unaudited)......................            0   $      0   16,462,820   $164,628   $61,209,259   $320,297   $(48,104,818)
                                     ===========   ========   ==========   ========   ===========   ========   ============


                                     TREASURY
                                      STOCK        TOTAL
                                     --------   -----------
Balance at January 1, 1996.........             $   687,028
Issuance of Series F preferred
  stock............................               7,999,998
Treasury stock acquired--Series D
  preferred stock..................  $(8,656)    (2,163,878)
Conversion of preferred stock into
  common stock.....................    8,656
Issuance of common stock in
  connection with Initial public
  offering.........................              11,904,000
Expense in connection with stock
  issuances........................              (1,343,035)
Exercise of warrants...............                   8,778
Exercise of stock options..........                  42,091
Net loss...........................              (7,476,389)
                                     -------    -----------
Balance at December 31, 1996.......        0      9,658,593
                                     -------    -----------
Issuance of common stock in
  connection with private
  placement........................               2,175,000
Exercise of stock options..........                  27,635
Exercise of warrants...............                     540
Expenses in connection with stock
  issuance.........................                 (79,158)
Net loss...........................              (7,118,902)
                                     -------    -----------
Balance at December 31, 1997.......        0      4,663,708
                                     -------    -----------
Issuance of common stock in
  connection with private
  placements.......................              10,500,000
Exercise of stock options..........                 281,209
Receivable from sale of stock......                (203,598)
Stock issuance.....................                 102,048
Stock issuance in connection with
  settlement of litigation.........               1,000,000
Expenses in connection with stock
  issuance.........................                (208,055)
Net loss...........................              (8,085,178)
                                     -------    -----------
Balance at December 31, 1998.......        0      8,050,134
Issuance of common stock in
  connection with private placement
  (unaudited)......................              14,369,229
Exercise of stock options
  (unaudited)......................                  40,106
Exercise of warrants (unaudited)...                       0
Stock issuance (unaudited).........                  15,999
Expenses in connection with private
  placement (unaudited)............              (1,041,207)
Net loss (unaudited)...............              (7,844,895)
                                     -------    -----------
Balance at September 30, 1999
  (unaudited)......................  $     0    $13,589,366
                                     =======    ===========

    The Company has 1,000,000 authorized shares of preferred stock at $0.01 par value. No preferred stock is currently issued or outstanding.

    The accompanying notes are an integral part of the financial statements.

                              FAXSAV INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS:

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

1. ORGANIZATION AND NATURE OF OPERATIONS:

    FaxSav Incorporated, formerly known as Digitran Corporation (the "Company"), was formed in November 1989 to engage in the sale of network services customized for the transmission of data, facsimile and graphical information. In
February 1996, the Company changed its name to FaxSav Incorporated.

    The Company designs, develops, and markets a variety of business-to-business facsimile transmission services, including desktop to fax, enhanced fax and broadcast fax services. Through the use of its integrated Internet-based and telephony-based network and its proprietary software, the Company enables its customers to send documents and images to fax machines worldwide. The Company initially offered services (the "legacy fax services") through its telephony-based network with termination by long distance carriers. In early 1996, the Company began to deploy a global Internet-based network of nodes that enable it to bypass the long distance carriers' networks when sending faxes to or from international areas serviced by these nodes. Prior to 1997, most of the Company's revenues have been derived from delivering facsimile transmissions to locations outside the United States from customers located throughout the United States. In 1997, the Company expanded its customer base in international markets through the development of a wholesale business in desktop to fax services and a fax-to-fax business in certain markets in the Asia Pacific region.

    In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". Although the services provided to its customers are the same in the U.S. and international markets, management views the two as separate businesses and measures the results for both to the gross margin level. The ubiquitous nature of the

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

1. ORGANIZATION AND NATURE OF OPERATIONS: (CONTINUED)

Company's network and its centralized operations in the U.S. prohibit the allocation of expenses beyond that level. Accordingly, 1998 and 1997 segment Gross Margin and Assets for the Company were as follows:

                                                            1997                                        1998
                                          -----------------------------------------   -----------------------------------------
                                             U.S.       INTERNATIONAL      TOTAL         U.S.       INTERNATIONAL      TOTAL
                                          -----------   -------------   -----------   -----------   -------------   -----------
Gross Margin

Internet Fax
  Revenues..............................  $ 6,116,576    $2,306,249     $ 8,422,825   $ 9,069,808    $5,884,596     $14,954,404
  Cost of Service.......................    3,459,849     1,335,140       4,794,989     4,379,264     3,292,542       7,671,806
                                          -----------    ----------     -----------   -----------    ----------     -----------
Gross Margin............................    2,656,727       971,109       3,627,836     4,690,544     2,592,054       7,282,598

Telephony Fax
  Revenues..............................    8,995,508                     8,995,508     6,162,322                     6,162,322
  Cost of Service.......................    5,618,808                     5,618,808     3,456,946                     3,456,946
                                          -----------                   -----------   -----------                   -----------
Gross Margin............................    3,376,700                     3,376,700     2,705,376                     2,705,376

Total
  Revenues..............................   15,112,084     2,306,249      17,418,333    15,232,130     5,884,596      21,116,726
  Cost of Service.......................    9,078,657     1,335,140      10,413,797     7,836,210     3,292,542      11,128,752
                                          -----------    ----------     -----------   -----------    ----------     -----------
Gross Margin............................  $ 6,033,427    $  971,109     $ 7,004,536   $ 7,395,920    $2,592,054     $ 9,987,974
                                          ===========    ==========     ===========   ===========    ==========     ===========

                                                      NINE MONTHS ENDED
                                                     SEPTEMBER 30, 1999
                                                         (UNAUDITED)
                                          -----------------------------------------
                                             U.S.       INTERNATIONAL      TOTAL
                                          -----------   -------------   -----------
Gross Margin
Internet Fax
  Revenues..............................  $ 9,233,306    $4,914,619     $14,147,925
  Cost of Service.......................    4,516,549     2,980,103       7,496,652
                                          -----------    ----------     -----------
Gross Margin............................    4,716,757     1,934,516       6,651,273
Telephony Fax
  Revenues..............................    2,987,218                     2,987,218
  Cost of Service.......................    1,486,328                     1,486,328
                                          -----------                   -----------
Gross Margin............................    1,500,890                     1,500,890
Total
  Revenues..............................   12,220,524     4,914,619      17,135,143
  Cost of Service.......................    6,002,877     2,980,103       8,982,980
                                          -----------    ----------     -----------
Gross Margin............................  $ 6,217,647    $1,934,516     $ 8,152,163
                                          ===========    ==========     ===========

                                                            1997                                        1998
                                          -----------------------------------------   -----------------------------------------
                                             U.S.       INTERNATIONAL      TOTAL         U.S.       INTERNATIONAL      TOTAL
                                          -----------   -------------   -----------   -----------   -------------   -----------
Assets

Cash and Cash Equivalents...............  $ 3,680,185                   $ 3,680,185   $ 5,260,450                   $ 5,260,450
Accounts Receivable, net................    1,756,353    $  523,766       2,280,119     2,037,549    $1,161,139       3,198,688
Property & Equipment, net...............    3,175,848       999,416       4,175,264     4,623,455       863,766       5,487,221
                                          -----------    ----------     -----------   -----------    ----------     -----------
Sub-total...............................  $ 8,612,386    $1,523,182      10,135,568   $11,921,454    $2,024,905      13,946,359
                                          ===========    ==========     ===========   ===========    ==========     ===========
Other unallocated amounts...............                                    360,017                                     541,366
                                                                        ===========                                 ===========
Total Assets............................                                $10,495,585                                 $14,487,725
                                                                        ===========                                 ===========

                                                     SEPTEMBER 30, 1999
                                                         (UNAUDITED)
                                          -----------------------------------------
                                             U.S.       INTERNATIONAL      TOTAL
                                          -----------   -------------   -----------
Assets
Cash and Cash Equivalents...............  $ 8,966,171                   $ 8,966,171
Accounts Receivable, net................    2,399,474    $1,000,785       3,400,259
Property & Equipment, net...............    5,436,549       663,750       6,100,299
                                          ===========    ==========     -----------
Sub-total...............................  $16,802,194    $1,664,535      18,466,729
                                          ===========    ==========
Other unallocated amounts...............                                  2,621,532
                                                                        ===========
Total Assets............................                                $21,088,261
                                                                        ===========

    The Company is subject to risks common to rapidly growing technology-based companies, including limited operating history, dependence on key personnel, raising capital, rapid technological change, dependence on network infrastructure, competition from substitute products and larger companies, and the successful development and marketing of commercial products and services.

    The Company currently believes its cash and cash equivalents will be sufficient to meet its presently anticipated cash needs through at least the end of 2000 (unaudited). Even if the Company's cash requirements vary materially from those now planned as a result of unforeseen changes, management believes that its current sources of liquidity are sufficient for it to continue operations through the end of 2000 (unaudited). In this regard, the Company is prepared to limit its network expansion and reduce or eliminate research and development activities, and sales and marketing expenditures, if necessary.

    Fax boards used in the Company's telecommunications network are supplied by one vendor on a non-exclusive basis. Other components of the Company's operating network are supplied by a limited number of vendors, also on a non-exclusive basis. Management believes that other suppliers could be identified to provide this equipment at a competitive price if this supplier was unable to provide equipment.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

1. ORGANIZATION AND NATURE OF OPERATIONS: (CONTINUED)

    Operation of the Company's network is dependent upon long distance telecommunications companies transmitting information for the Company. The Company has typically utilized only a limited number of these providers to generate volume discounts. The Company's business strategy is also dependent upon providing this service at the lowest possible cost which is greatly affected by the cost of long distance transmission service. Management believes that its long-distance transmissions could be made at competitive rates with any number of companies providing long distance service.

    In October 1996, the Company completed an initial public offering of 1.6 million shares of its common stock. The aggregate gross proceeds of the offering were approximately $12 million.

    In connection with the offering, the Company filed an amendment to its Fifth Amended and Restated Certificate of Incorporation to effect a one-for-nine reverse stock split at a par value of $0.01 and to change the authorized number of common shares to 40,000,000. All share and per share amounts in the financial statements have been retroactively restated to reflect the reverse stock split. The Company also filed immediately prior to the closing of the offering its Sixth Amended and Restated Certificate of Incorporation which changed the authorized amount of preferred stock. All outstanding shares of preferred stock were converted at the consent of the holders into an aggregate of 7,791,981 shares of common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    A. Revenue Recognition and Cost of Service:

           The Company recognizes revenue as services are provided to customers and records the related cost of service as incurred. Cost of service consists of local access charges, leased network backbone circuit costs and long distance domestic and international termination charges.

    B.  Estimates:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management and included in the financial statements are the allowance for bad debts, the valuation allowance for deferred tax assets, and the accrual for legal defense.

    C.  Reverse Stock Split and Conversion of Preferred Stock:

           In October 1996, in connection with an initial public offering of the Company's common stock, the Company effectuated a reverse stock split for common shares of one-for-nine shares. The effect of this reverse stock split on all share and per share amounts has been retroactively restated in the financial statements.

           The Company also converted all of its outstanding preferred stock at the election of the holders into 7,791,981 shares of common stock in connection with the offering.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    D. Earnings Per Share:

           In February 1998, the SEC issued Staff Accounting Bulletin No. 98 ("SAB 98"), which revised the views of the staff contained in previous staff accounting bulletins, to be consistent with the provisions of SFAS
       128. All prior periods have been restated in accordance with SAB 98.

           Stock options outstanding of approximately 2,065,000, 1,523,000 and 1,256,000 for the years ended December 31, 1998, 1997, and 1996, respectively, have been excluded from the calculation of diluted earnings per share, since their effect would be antidilutive.

           Net loss per common and equivalent share for the nine months ended September 30, 1999 and 1998 is based on the weighted average number of shares outstanding during the periods presented (unaudited). Stock options outstanding of approximately 2,219,231 and 1,917,000 as of September 30, 1999 and 1998, respectively, have been excluded from the calculation of diluted earnings per share since their effect would be antidilutive (unaudited).

           In addition, approximately 169,000 warrants outstanding for the year ended December 31, 1998, and 100,000 warrants for the two years ended December 31, 1997 have been excluded from diluted earnings per share, since their effect would be antidilutive.

    E.  Pro Forma Earnings Per Share:

           Pro forma basic and diluted net loss per common shares is based on the weighted average number of shares outstanding during the periods presented, including the effect of pro forma conversion for all periods of all outstanding preferred stock into 7,791,981 shares of common stock in October 1996 in connection with the initial public offering of the Company. Pro forma basic and diluted net loss per share has been presented as additional information to enhance the comparability of results for all periods presented assuming conversion of the preferred stock into common shares of the Company.

    F.  Cash Equivalents:

           The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    G. Property and Equipment:

           Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment, except enhanced fax equipment, is calculated using the straight-line method over their estimated useful lives of five years. Enhanced fax equipment is included in equipment and is depreciated over its estimated life of 30 months. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred; major renewals and betterments are capitalized.

           When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss on the disposition is reflected in current operations. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the estimated fair value and carrying value of the assets.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    H. Income Taxes:

           The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires an asset and liability approach for deferred taxes that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

    I.  Concentration of Credit Risk:

           Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk" requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. From time to time, the Company had concentrations of cash in several banks in the form of demand deposits and money market accounts. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base.

    J.  Financial Instruments:

           The estimated fair value of the Company's financial instruments, which include cash, cash equivalents, accounts receivable, and amounts outstanding under line of credit, approximates their carrying value.

           The fair value of cash and cash equivalents and accounts receivable approximates their carrying value because their maturity is generally less than one year in duration. The fair value of amounts outstanding under the line of credit was determined using valuation techniques that considered cash flow discounted at current rates.

    K.  Legal Defense:

           The Company accrues the estimated future cost of defending itself against lawsuits or other claims when management has determined, in consultation with its legal counsel, that these matters are probable of assertion against the Company.

    L.  Reclassification:

           Certain items in 1997 have been reclassified to conform to the 1998 presentation.

    M. Unaudited Financial Information:

           The interim financial statements of the Company as of September 30, 1999, and for the nine months ended September 30, 1998 and 1999, are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission relating to interim financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations and cash flows have been included in such unaudited financial statements. The results of operations for the nine months ended
       September 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

3. PROPERTY AND EQUIPMENT:

    Property and equipment is comprised of the following:

                                               DECEMBER 31,         SEPTEMBER 30,
                                         ------------------------       1999
                                            1997         1998        (UNAUDITED)
                                         ----------   -----------   -------------
Equipment..............................  $7,844,450   $10,232,895    $11,932,201
Computer software......................     364,385       625,413        804,523
Furniture and fixtures.................     113,386       132,609        135,470
Leasehold improvements.................     160,008       168,265        200,073
                                         ----------   -----------    -----------
                                          8,482,229    11,159,182     13,072,267
    Less, accumulated depreciation and
      amortization.....................   4,306,965     5,671,961      6,971,968
                                         ----------   -----------    -----------
                                         $4,175,264   $ 5,487,221    $ 6,100,299
                                         ==========   ===========    ===========

    Included in the equipment balance is certain equipment under capital leases of approximately $966,058 at December 31, 1998 and 1997. Accumulated amortization of equipment under capital leases approximated $588,079 and $394,867 as of December 31, 1998 and 1997, respectively. Depreciation and amortization expense for owned property and equipment for the years ended December 31, 1998, 1997, and 1996, amounted to $1,420,208, $1,674,554 and
$1,388,753, respectively.

4. ACCRUED EXPENSES AND OTHER LIABILITIES:

    Accrued expenses and other liabilities is comprised of the following:

                                                DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------       1999
                                              1997         1998       (UNAUDITED)
                                           ----------   ----------   -------------
Accrued carrier charges..................  $1,926,925   $1,834,894    $1,781,321
Accrued salaries, bonuses and
  commissions............................     195,688      224,933       187,958
Excise and state taxes payable...........     269,245      132,219       209,330
Accrual for legal defense................     251,917
Insurance premiums payable...............      79,449
Other....................................     496,622      462,612       541,549
                                           ----------   ----------    ----------
                                           $3,219,846   $2,654,658    $2,720,158
                                           ==========   ==========    ==========

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

5. NOTES PAYABLE:

    Long-term debt includes the following:

                                                DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------       1999
                                              1997         1998       (UNAUDITED)
                                           ----------   ----------   -------------
1996 notes payable to bank--$750,000.....  $  278,871   $  126,760    $   12,676
1997 notes payable to bank--$800,000.....     799,908      559,935       319,963
1997 notes payable--$500,000.............     473,628      418,009       307,538
1998 notes payable to bank--$500,000.....                  449,942       299,962
1998 notes payable--$1,000,000...........                  978,795       808,155
1999 notes payable--$1,000,000...........                                846,506
                                           ----------   ----------    ----------
Total notes payable......................   1,552,407    2,533,441     2,594,800
Less current portion.....................     469,217      992,960     1,165,804
                                           ----------   ----------    ----------
Non-current portion......................  $1,083,190   $1,540,481    $1,428,996
                                           ==========   ==========    ==========

    In February 1999, the company entered into a new $1,000,000 equipment line of credit with a lender. Draw-downs are to be paid over a term of 42 months with an effective interest rate of 16% (unaudited).

    As of October 31, 1999, the Company repaid the 1996 notes payable to bank (unaudited).

    During 1997, the Company entered into two new loan agreements. The first agreement was an equipment line of credit with the Bank, in the form of a promissory note, in the amount of $800,000. In 1998 this agreement was amended to increase available borrowings by an additional $500,000. The new line is also evidenced by the Company's promissory notes which are payable over 30 months. Interest on advances, if any, are at the Bank's prime rate plus an applicable margin, as defined in the credit agreement, which resulted in a borrowing rate of 9.5% for 1997 and 8.9% in 1998. Among the covenants stated in the agreement, specific liquidity ratios, debt service ratios, and net worth ratios are required to be maintained and disclosed to the Bank on a monthly basis. As of December 31, 1998, the Company had fully utilized these lines of credit.

    The second agreement in 1997 was for an equipment loan line of $500,000 with another lender and is in the form of two secured promissory notes, both of which the Company is required to pay over a term of forty-eight months with an effective interest rate of 16%. In 1998 this agreement was amended to increase available borrowings by an additional $1,000,000. The new line is also evidenced by the Company's promissory notes which are payable over 42 months at an effective interest rate of 16%. The new line was fully utilized by December 31, 1998. The equipment purchased with the proceeds of these loans serve as collateral.

6. RELATED PARTY TRANSACTIONS:

    During 1998 the Company loaned two officers a total of $203,598. These recourse loans bear interest at a rate of 5% and are collateralized by approximately 61,000 shares of the Company's common stock. The loans are due and payable in November 2003.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

7. COMMITMENTS:

TELECOMMUNICATIONS LINES

    The Company has committed to minimum monthly usage levels with its primary telecommunications carriers. The commitments require minimum monthly payments, exclusive of usage discounts, of $500,000 per month thereafter through August 2002 (unaudited). The Company also leases space under co-locate agreements for certain of its telecommunications equipment.

LEASES

    Total rent expense for office facilities for the years ended December 31, 1998, 1997 and 1996 amounted to $470,959, $302,643 and $181,594, respectively.

    The Company leases certain computer equipment pursuant to operating leases which expire through 2000. Rent expense related to these leases for the years ended December 31, 1998, 1997 and 1996 amounted to $69,313, $120,085 and
$168,666, respectively.

    The Company acquired equipment for $421,805 under capital lease obligations during the year ended December 31, 1996. Interest paid for capital lease obligations during the years ended December 31, 1998, 1997 and 1996 was $27,064, $59,658 and $69,682, respectively.

    The Company was obligated under these agreements to make the following payments for office facilities and equipment:

                                                     DECEMBER 31, 1997       DECEMBER 31, 1998
                                                   ---------------------   ---------------------
                                                   OPERATING    CAPITAL    OPERATING    CAPITAL
                                                     LEASE       LEASE       LEASE       LEASE
                                                   ----------   --------   ----------   --------
1998.............................................     316,641   $331,716
1999.............................................     311,808    103,126   $  368,428   $103,126
2000.............................................     295,400                 274,404
2001.............................................     275,173                 274,404
2002 and thereafter..............................     102,595                 102,595
                                                   ----------   --------   ----------   --------
Total minimum lease payments.....................  $1,301,617    434,842   $1,019,831    103,126

Less, amount representing interest...............                 33,921                   7,322

Less, current principal maturities of obligation
  under capital lease............................                315,370                  95,804
                                                                --------                --------
Long-term lease obligation.......................               $ 85,551                $      0
                                                                ========                ========

    During the nine month period ended September 30, 1999, the Company acquired network equipment for $215,057 under a capital lease obligation (unaudited). Payments on such capital lease will be made over the life of the agreement (thirty-six months) (unaudited).

8. CAPITAL STOCK:

CONVERTIBLE PREFERRED STOCK

    Prior to October 1996, the Company was authorized to issue 1,400,000 shares of Series A Preferred Stock, 4,000,000 shares of Series B Preferred Stock, 8,700,000 shares of Series C Preferred Stock, 26,600,000 shares of Series D Preferred Stock, 19,500,000 shares of Series E Preferred Stock and

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

8. CAPITAL STOCK: (CONTINUED)

20,000,000 shares of Series F Preferred Stock (collectively, "the Preferred Stock"). Holders of the Preferred Stock were entitled to dividends at the rate of $0.075 per share for Series A, $0.10 per share for Series B, $0.06 per share for Series C, $0.01733 per share for Series D, $0.022 per share for Series E and $0.04 per share for Series F when and if declared by the Company's Board of Directors. Such dividends were not cumulative. Holders of the Series A, B, C, D, E and F Preferred Stock were entitled to a liquidation preference per share of $0.75, $1.00, $0.60, $0.1733, $0.22 and $0.40, respectively. No dividends had been declared on the Preferred Stock.

    In February 1996 and March 1996, the Company issued 19,999,988 shares of Series F Preferred Stock for an aggregate purchase price of $7,979,998 to certain existing as well as other new investors in the Company. In accordance with a December 1995 Stock Option Agreement between the Company and Telstra, the Company on March 18, 1996 repurchased 8,655,510 shares of Series D Preferred Stock held by Telstra for $0.25 per share for a total of $2,163,878.

    All shares of Series A, B, C, D, E, and F Preferred Stock were converted into common stock of the Company in connection with the initial public offering of its common stock in October 1996.

    In May 1999 the Company completed a $13,303,032 (net of private placement expenses) million private placement of 2,499,000 new unregistered shares of its common stock to a group of investors (unaudited). In accordance with the Stock Purchase Agreement for this transaction, the Company subsequently registered the securities for public sale (unaudited).

WARRANTS

    On July 8, 1993, the Company agreed to grant warrants to purchase 5,556 shares of common stock to a firm providing equipment to the Company under a Master Lease Agreement. The exercise price was $5.40 per share and the warrants were to expire ten years from the date of grant. On May 5, 1994, the Company granted additional warrants, which were to expire ten years from the date of grant, to purchase 9,889 shares of common stock at $1.80 per share to this firm in connection with an increase in the equipment covered by the Master Lease Agreement. On July 7, 1995, the Company granted warrants to purchase 28,889 shares of common stock to a bank in connection with the issuance of the working capital line of credit. The exercise price was $1.98 per share and the warrants were to expire five years from the date of grant.

    The number and purchase price of the shares could have been adjusted by the occurrence of certain events, as defined in the warrant agreements.

    On December 30, 1998, the Company granted warrants to purchase 64,516 shares of common stock to an investor in connection with a private placement of 645,161 new unregistered shares of common stock. The exercise price is $5.425 per share and the warrants will expire three years from the date of grant.

9. STOCK OPTIONS:

    The Company has a stock option plan which authorized up to 1,794,175 shares of common stock to be issued. During 1998, the shareholders approved an amendment to the plan increasing the authorized number of shares by 650,000 to 2,444,175. Under the stock option plan, the Company may grant incentive stock options or nonqualified stock options. The option exercise price of stock options may not be less than 85% of the fair value of a share of common stock on the date of the option grant, and the options expire in ten years. The shares issuable upon the exercise of nonqualified options generally vest over one or two

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

9. STOCK OPTIONS: (CONTINUED)

years from the date of grant. The shares issuable upon the exercise of incentive stock options generally vest 20% upon completion by the optionee of one year of service and the remaining 80% over 48 equal months of service thereafter based on continued service. Stock option transactions under the plan are as follows:

                                                                            WEIGHTED
                                                                             AVERAGE
                                                    INCENTIVE               EXERCISE
                                     NONQUALIFIED     STOCK     AVAILABLE   PRICE PER
                                       OPTIONS       OPTIONS    FOR GRANT     SHARE
                                     ------------   ---------   ---------   ---------
January 1, 1996....................     364,777       702,108    181,795     $0.533
  Available for Grant..............                              533,066
  Granted..........................     133,334       111,778   (245,112)    $ 3.44
  Exercised........................                   (51,156)               $0.823
  Canceled.........................      (4,927)                   4,927     $ 2.63
                                      ---------     ---------   --------

December 31, 1996..................     493,184       762,730    474,676     $ 1.09
  Granted..........................     173,329       392,280   (565,609)    $ 3.38
  Exercised........................                   (35,746)               $ 0.80
  Canceled.........................      (8,333)     (254,602)   262,935     $ 1.63
                                      ---------     ---------   --------

December 31, 1997..................     658,180       864,662    172,002     $ 1.28
  Available for Grant..............                              650,000
  Granted..........................     517,580       318,474   (836,054)    $ 3.41
  Exercised........................     (55,555)      (88,005)               $ 4.63
  Canceled.........................    (113,859)      (36,561)   150,420     $ 4.40
                                      ---------     ---------   --------

December 31, 1998..................   1,006,346     1,058,570    136,368     $ 1.80
                                      ---------     ---------   --------
  Available for Grant
    (unaudited)....................                              500,000
  Granted (unaudited)..............     263,110                 (263,110)    $ 5.61
  Exercised (unaudited)............                   (35,026)               $ 1.15
  Canceled (unaudited).............     (17,500)      (61,269)    78,769     $ 2.96
                                      ---------     ---------   --------
September 30, 1999 (unaudited).....   1,251,956       962,275    452,027     $ 2.22
                                      =========     =========   ========

    At September 30, 1999, December 31, 1998, 1997 and 1996, options for 1,138,624 (unaudited), 905,483, 785,584 and 626,277 shares were vested and exercisable.

    In October 1995, The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The standard establishes a fair value method for accounting for or disclosing stock-based compensation plans. The Company discloses the pro forma net loss and loss per share amounts assuming the fair value method.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

9. STOCK OPTIONS: (CONTINUED)

    Accordingly, if the Company had elected to recognize compensation costs in accordance with SFAS No. 123 the reported net loss and loss per share for 1998, 1997 and 1996, respectively, would have been as follows:

                                            1996          1997          1998
                                         -----------   -----------   -----------
Net loss as reported...................  $(7,476,389)  $(7,118,902)  $(8,085,178)
Net loss--pro forma....................   (7,583,417)   (7,260,113)   (8,482,567)
Loss per share--as reported............        (2.74)        (0.72)        (0.68)
Loss per share--pro forma..............        (2.78)        (0.73)        (0.72)

    The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option pricing model with the following assumptions:

                                                     1996       1997       1998
                                                   --------   --------   --------
Expected life....................................  10 years   5 years    5 years
Risk free interest rate..........................    4.9%      6.3%       5.3%
Expected future dividend yield...................     0%        0%         0%
Expected volatility                                 34.4%      85.2%     127.2%

    In accordance with SFAS 123, the Company has utilized peer information when using the Black-Scholes option pricing model. As the Company develops historical information, the Company will modify these assumptions accordingly.

                                   OPTIONS OUTSTANDING
                           ------------------------------------    OPTIONS EXERCISABLE
                                          WEIGHTED                ----------------------
                                           AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                             NUMBER       REMAINING    AVERAGE    EXERCISABLE   AVERAGE
                           OUTSTANDING   CONTRACTUAL   EXERCISE      AS OF      EXERCISE
RANGE OF EXERCISE PRICES    12/31/98        LIFE        PRICE      12/31/98      PRICE
------------------------   -----------   -----------   --------   -----------   --------
$0.23-$0.23............       502,713        6.24       $0.23       375,265      $0.23
$0.72-$1.50............       639,383        5.98        1.12       463,003       0.99
$2.13-$2.94............       528,722        9.38        2.81        22,733       2.49
$3.00-$5.38............       386,898        9.17        3.47        41,116       3.66
$6.38-$6.38............         7,200        8.08        6.38         3,366       6.38
$0.23-$6.38............     2,064,916        7.52       $1.80       905,483      $0.86

10. PATENT LITIGATION SETTLEMENT:

    Effective September 22, 1998 the Company settled all outstanding litigation with AudioFAX IP,L.L.P. ("AudioFAX") to avoid the expense and disruption of protracted litigation. In 1997 the Company had filed a lawsuit against AudioFAX seeking declaratory relief that FaxSav services did not infringe on any valid claims in certain AudioFAX's patents relating to store-and-forward technology or that certain claims of the AudioFAX patents are not valid. Immediately after the filing of FaxSav's complaint, AudioFAX filed a lawsuit against FaxSav alleging patent infringement.

    The terms of the settlement agreement required the Company to issue 275,000 shares of common stock to AudioFAX and to register such shares for resale in exchange for a fully paid-up license to the patents in the dispute. Although under certain circumstances the Company would have been required to

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

10. PATENT LITIGATION SETTLEMENT: (CONTINUED)

issue additional shares or pay a certain amount of cash to AudioFAX, these requirements are no longer applicable.

    The Company has recorded a charge of $1,025,000 in 1998 representing all costs associated with the settlement. No costs have been capitalized, as the Company could not determine the future economic benefit, if any, to the Company of the patent licenses acquired.

11. INCOME TAXES:

    The Company continues to incur operating losses and currently pays no income taxes and no provision or benefit for income taxes has been recorded.

    The income tax benefit at the United States federal statutory rate on the Company's operating loss, for all periods presented, has been eliminated by an increase in the valuation allowance for deferred tax assets and operating losses not recognized.

    At December 31, 1998, the Company had net operating loss carryforwards available for income tax purposes of approximately $35,000,000 which start to expire in 2005. Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in the ownership interests of significant stockholders over a three-year period in excess of 50%. The Company has experienced changes in ownership in excess of 50% but does not believe that these changes in ownership will significantly impact the Company's ability to utilize its net operating loss carryforwards assuming the Company can generate sufficient taxable income. The components of the Company's deferred tax asset are as follows:

                                                          DECEMBER 31,
                                                   ---------------------------
                                                       1998           1997
                                                   ------------   ------------
Operating loss carryforwards.....................  $ 12,765,029   $ 10,225,730
Temporary differences............................       914,450        691,560
                                                   ------------   ------------
                                                     13,679,479     10,917,290
                                                   ------------   ------------

Less--valuation allowance........................   (13,679,479)   (10,917,290)
                                                   ------------   ------------
                                                   $          0   $          0
                                                   ============   ============

    In evaluating the realization of these deferred tax assets, management has considered the market in which the Company operates, the operating losses incurred to date and the operating losses anticipated for the future, and believes that given the significance of this evidence, a full valuation allowance against its deferred tax assets is required as of December 31, 1998, 1997, and 1996.

12. CONTINGENCIES:

    The Company is involved in various disputes, claims or legal proceedings related to its normal course of business. In the opinion of management, all such matters are without merit or involve amounts, if disposed of unfavorably, which would not have a material adverse effect on the financial position or results of operations of the Company.

                              FAXSAV INCORPORATED

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

13. SUBSEQUENT EVENT (UNAUDITED):

    In April 1999, the Company announced that it was changing its name to NetMoves Corporation. This name change reflects the Company's focus on Internet-based solutions to support the Company's expansion into Internet Document Delivery (IDD).

    In May 1999, the Company acquired the U.S. fax customer base of UNIFI Communications for $1,531,214 million. The purchase price, net of transaction expenses, is classified as "Other Assets", and is being amortized over forty-eight months.

    On December 11, 1999, the Company entered into a merger agreement with Mail.com and Mast Acquisition Corp., a newly formed subsidiary of Mail.com. The agreement provides for the merger of Mast Acquisition Corp. with and into the Company, with the Company becoming a wholly-owned subsidiary of Mail.com.

    The merger agreement provides for the issuance of .385336 shares of Mail.com Class A common stock in exchange for each share of the Company's stock, for a total of 6,343,904 shares of Class A common stock. The agreement also states that Mail.com will assume the Company's outstanding options and warrants, which represents the right to purchase 1,053,396 shares of Mail.com Class A common stock. The completion of the merger is subject to the Company's shareholders' approval, which will be decided at a special meeting that is to be held in the first quarter of 2000.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                MAIL.COM, INC.,

                             MAST ACQUISITION CORP.

                                      AND

                              NETMOVES CORPORATION

                         DATED AS OF DECEMBER 11, 1999

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                      --------
                                                 ARTICLE I

                                                 THE MERGER
1.1                     The Merger..................................................     A-1
1.2                     Effective Time; Closing.....................................     A-1
1.3                     Effect of the Merger........................................     A-2
1.4                     Certificate of Incorporation; Bylaws........................     A-2
1.5                     Directors and Officers......................................     A-2
1.6                     Effect on Capital Stock.....................................     A-2
1.7                     Surrender of Certificates...................................     A-3
1.8                     No Further Ownership Rights in Company Common Stock.........     A-5
1.9                     Lost, Stolen or Destroyed Certificates......................     A-5
1.10                    Tax Consequences............................................     A-5
1.11                    Taking of Necessary Action; Further Action..................     A-5

                                                 ARTICLE II

                                 REPRESENTATIONS AND WARRANTIES OF COMPANY
2.1                     Organization and Qualification; Subsidiaries................     A-5
2.2                     Certificate of Incorporation and Bylaws.....................     A-6
2.3                     Capitalization..............................................     A-6
2.4                     Authority Relative to this Agreement........................     A-7
2.5                     No Conflict; Required Filings and Consents..................     A-7
2.6                     Compliance with Laws. ......................................     A-8
2.7                     SEC Filings; Financial Statements. .........................     A-8
2.8                     No Undisclosed Liabilities. ................................     A-9
2.9                     Absence of Certain Changes or Events. ......................     A-9
2.10                    Litigation. ................................................     A-9
2.11                    Employee Benefit Plans. ....................................    A-10
2.12                    Labor Matters. .............................................    A-11
2.13                    Registration Statement; Proxy Statement. ...................    A-11
2.14                    Restrictions on Business Activities. .......................    A-11
2.15                    Title to Property. .........................................    A-12
2.16                    Taxes. .....................................................    A-12
2.17                    Environmental Matters. .....................................    A-13
2.18                    Brokers. ...................................................    A-14
2.19                    Intellectual Property. .....................................    A-14
2.20                    Agreements, Contracts and Commitments. .....................    A-16
2.21                    Insurance. .................................................    A-16
2.22                    Opinion of Financial Advisor. ..............................    A-16
2.23                    Board Approval. ............................................    A-16
2.24                    Vote Required. .............................................    A-16
2.25                    Section 203 of the DGCL Not Applicable. ....................    A-16
2.26                    Change of Control Payments. ................................    A-17
2.27                    Affiliates. ................................................    A-17

                                                                                        PAGE
                                                                                      --------
                                                ARTICLE III

                          REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
3.1                     Organization and Qualification; Subsidiaries. ..............    A-17
3.2                     Certificate of Incorporation and Bylaws. ...................    A-17
3.3                     Capitalization. ............................................    A-17
3.4                     Authority Relative to this Agreement. ......................    A-18
3.5                     No Conflict; Required Filings and Consents. ................    A-18
3.6                     SEC Filings; Financial Statements. .........................    A-19
3.7                     Registration Statement; Proxy Statement. ...................    A-19
3.8                     No Undisclosed Liabilities. ................................    A-20
3.9                     Absence of Certain Changes or Events. ......................    A-20
3.10                    Taxes. .....................................................    A-20
3.11                    Brokers. ...................................................    A-20
3.12                    Merger Sub. ................................................    A-20
3.13                    Intellectual Property. .....................................    A-20
3.14                    Litigation. ................................................    A-20
3.15                    Title. .....................................................    A-21

                                                 ARTICLE IV

                                    CONDUCT PRIOR TO THE EFFECTIVE TIME
4.1                     Conduct of Business by Company. ............................    A-21
4.2                     Conduct of Business by Parent. .............................    A-23

                                                 ARTICLE V

                                           ADDITIONAL AGREEMENTS
5.1                     Proxy Statement/Prospectus; Registration Statement; Other
                        Filings; Board Recommendations. ............................    A-23
5.2                     Meeting of Company Stockholders. ...........................    A-24
5.3                     Confidentiality; Access to Information. ....................    A-25
5.4                     No Solicitation. ...........................................    A-26
5.5                     Public Disclosure. .........................................    A-27
5.6                     Reasonable Efforts; Notification. ..........................    A-27
5.7                     Stock Options and Warrants..................................    A-28
5.8                     Form S-8. ..................................................    A-29
5.9                     Indemnification. ...........................................    A-29
5.10                    Nasdaq Listing. ............................................    A-29
5.11                    Regulatory Filings; Reasonable Efforts. ....................    A-29
5.12                    Benefit Plans. .............................................    A-30
5.13                    Treatment as a Reorganization. .............................    A-30
5.14                    Board of Directors of Parent. ..............................    A-30

                                                 ARTICLE VI

                                          CONDITIONS TO THE MERGER
6.1                     Conditions to Obligations of Each Party to Effect the
                        Merger. ....................................................    A-30
6.2                     Additional Conditions to Obligations of Company. ...........    A-31
6.3                     Additional Conditions to the Obligations of Parent and
                        Merger Sub. ................................................    A-31

                                                                                        PAGE
                                                                                      --------
                                                ARTICLE VII

                                     TERMINATION, AMENDMENT AND WAIVER
7.1                     Termination. ...............................................    A-32
7.2                     Notice of Termination; Effect of Termination. ..............    A-33
7.3                     Fees and Expenses. .........................................    A-33
7.4                     Amendment. .................................................    A-34
7.5                     Extension; Waiver. .........................................    A-35

                                                ARTICLE VIII

                                             GENERAL PROVISIONS
8.1                     Non-Survival of Representations and Warranties. ............    A-35
8.2                     Notices. ...................................................    A-35
8.3                     Interpretation. ............................................    A-36
8.4                     Counterparts. ..............................................    A-37
8.5                     Entire Agreement; Third Party Beneficiaries. ...............    A-37
8.6                     Severability. ..............................................    A-37
8.7                     Other Remedies; Specific Performance. ......................    A-37
8.8                     Governing Law. .............................................    A-37
8.9                     Rules of Construction. .....................................    A-37
8.10                    Assignment. ................................................    A-37
8.11                    Waiver of Jury Trial. ......................................    A-37

                               INDEX OF EXHIBITS

Exhibit A....................................  Form of Company Voting Agreement
Exhibit B....................................  Company Schedule
Exhibit C....................................  Parent Schedule
Exhibit D....................................  Form of Company Affiliate Letter

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of December 11, 1999, among Mail.com, Inc., a Delaware corporation ("Parent"), Mast Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and NetMoves Corporation, a Delaware corporation ("Company").

                                    RECITALS

    A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Parent and Company intend to enter into a business combination transaction.

    B. The (i) Boards of Directors of Company and Parent (a) have determined that the Merger (as defined in Section 1.1) is fair to, and in the best interests of, their respective companies and their respective stockholders and
(b) have declared the advisability of the Merger and approved, subject to stockholder approval in the case of the Company, this Agreement and the transactions contemplated hereby and (ii) Board of Directors of Company has determined to recommend that the stockholders of Company approve and adopt this Agreement and approve the Merger.

    C. Concurrently with the execution of this Agreement, and as a condition to and an inducement to Parent's willingness to enter into this Agreement, certain directors and officers of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "Company Voting Agreements").

    D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2 EFFECTIVE TIME; CLOSING. Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL a Certificate of Merger (the "Certificate of Merger") (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger, being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). The term "Agreement" as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules hereto (including Company Schedule and Parent Schedule). Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to Section 7.1, the closing of the Merger (the "Closing") shall take place at the offices of Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004 at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

    (a) At the Effective Time, the Certificate of Incorporation of Company shall be amended in the Merger to be the same as the Certificate of Incorporation of Merger Sub, except that the name of the Surviving Corporation shall be NetMoves Corporation, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation.

    (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5 DIRECTORS AND OFFICERS. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time.

    1.6 EFFECT ON CAPITAL STOCK. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Merger Sub, Company or the holders of any of the following securities, the following shall occur:

    (a) CONVERSION OF COMPANY COMMON STOCK. Each share of Common Stock, par value $0.01 per share, of Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 0.385336 shares of Class A Common Stock, par value $0.01 per share, of Parent (the "Parent Common Stock") (the "Exchange Ratio") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested or subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

    (b) CANCELLATION OF PARENT-OWNED STOCK. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

    (c) STOCK OPTIONS AND WARRANTS. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1996 Stock Option/Stock Issuance Plan, including options originally granted under Company's 1990 Stock Option Plan (the "Company Option Plan"), shall be assumed by Parent in accordance with Section 5.7(a) hereof and all warrants to purchase Company Common Stock then outstanding (other than those that Parent elects not to assume and to deem converted pursuant to the terms thereof) shall be assumed by Parent or converted in accordance with Section 5.7(b) hereof.

    (d) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, par value $.01 per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

    (e) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time and of any increase (not to exceed 50,000) in the number of shares of Company Common Stock outstanding as a result of any failure of Section 2.3 to be correct at the date hereof.

    (f) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c)) receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the ten (10) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System ("Nasdaq").

    1.7  SURRENDER OF CERTIFICATES.

    (a) EXCHANGE AGENT. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

    (b) PARENT TO PROVIDE COMMON STOCK. Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

    (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6 and cash in lieu of any fractional shares pursuant to
Section 1.6(f), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other customary provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted into the right to receive at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, to evidence only the right to receive the applicable number of full shares of Parent Common Stock issuable pursuant to
Section 1.6(a) and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f).

    (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock to be issued upon surrender thereof until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates with a properly completed letter of transmittal, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

    (e) TRANSFERS OF OWNERSHIP. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (f) REQUIRED WITHHOLDING. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

    (g) TERMINATION OF COMMON STOCK EXCHANGE AGENT FUNDING. Any portion of funds (including any interest earned thereon) or Parent Common Stock held by the Exchange Agent which have not been delivered to holders of Certificates within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Certificates who have not theretofore complied with the exchange procedures outlined in and contemplated by this Section 1.7 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) only as general creditors thereof for their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 1.6(f) and any dividends or distributions pursuant to Section 1.7(d) with respect to Parent Common Stock to which they are entitled.

    (h)  NO LIABILITY.  Notwithstanding anything to the contrary in this
Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation, the Company nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock which the shares of Company Common Stock formerly represented by such Certificates were converted into the right to receive pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    1.10 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

    1.11 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action.

                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof and attached hereto as Exhibit B, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Company specifically referred to, cross-referenced or clearly applicable in such disclosure (the "Company Schedule"), as follows:

    2.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

    (a) Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Company to be conducted. Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Company to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(b)) on Company.

    (b) Company has no Subsidiaries (as defined in Section 8.3(c)); and does not directly or indirectly own any capital stock of, or any equity interest of any nature in, any other entity, except for passive investments in equity interests of public companies as part of the cash management program of the Company. Company has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect (a "Contract") under which Contract it may become obligated to make, any future investment in or capital contribution to any other entity.

    (c) Company is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such modification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

    2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Company has previously furnished to Parent a complete and correct copy of its Sixth Amended and Restated Certificate of Incorporation and its Bylaws as amended to date (together, the "Company Charter Documents"). Such Company Charter Documents are in full force and effect. Company is not in violation of any of the provisions of Company Charter Documents.

    2.3  CAPITALIZATION.

    (a) The authorized capital stock of Company consists of 40,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock ("Company Preferred Stock"), par value $0.01 per share. At the close of business on the business day prior to the date hereof, (i) 16,463,305 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) 2,602,697 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Company Option Plan and (iii) 148,815 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding warrants to purchase Company Common Stock. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. Section 2.3(a) of the Company Schedule sets forth the following information with respect to each Company Stock Option (as defined in Section 5.7) outstanding as of the date of this Agreement:
(i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Option expires; and (viii) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in
Section 2.3(a) of the Company Schedule, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock and all outstanding Company Stock Options have been issued and granted in compliance with (i) all applicable securities laws and (in all material respects) other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable Contracts. For the purposes of this Agreement, "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined below) and (ii) all requirements set forth in applicable contracts, agreements, and instruments.

    (b) Except as set forth in Section 2.3(b) of the Company Schedule, there are no equity securities, partnership interests or similar ownership interests of any class of any equity security of Company, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.3(b) of the Company Schedule or as set forth in Section 2.3(a) hereof there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or obligating Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement and except as set forth in Section 2.3(b) of the Company Schedule, there are no registration rights and there is, except for Company Voting Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company. Assuming that Parent Common Stock is listed on Nasdaq at the Effective Time, stockholders of the Company will not be entitled to dissenters' or appraisal rights under applicable state law in connection with the Merger.

    2.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to adoption of this Agreement and the Merger by the stockholders of Company, to consummate the transactions contemplated hereby (including the Merger).

    The execution and delivery of this Agreement and the consummation by Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of this Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote with respect thereto and the filing of the Certificate of Merger pursuant to the DGCL). This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, constitutes the legal and binding obligation of Company, enforceable against Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity and public policy.

    2.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by the Company and the execution and delivery of the Company Voting Agreements by the signing stockholders do not, and the performance of this Agreement by the Company and the performance of the Company Voting Agreements by the signing stockholders shall not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the adoption of this Agreement and the Merger by the stockholders of Company and compliance with the requirements set forth in
Section 2.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or by which its properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company is a party or by which Company or its properties are bound or affected, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Company.

    (b) The execution and delivery of this Agreement by Company do not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Communications Act of 1934, as amended, state public utility laws and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or, after the Effective Time, Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

    2.6 COMPLIANCE WITH LAWS. Company has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company.

    2.7  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) Company has made available to Parent a correct and complete copy of each report, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") for the 24 months prior to the date of this Agreement (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by Company with the SEC for the 24 months prior to the date of this Agreement. As of their respective dates, the Company SEC Reports (A) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (B) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superceded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (b) Each set of financial statements (including, in each case, any related notes thereto) contained in Company SEC Reports, including each Company SEC Report filed after the date hereof until the Closing, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the financial position of Company at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Company.

    (c) Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

    2.8 NO UNDISCLOSED LIABILITIES. Except as set forth in Section 2.8 of the Company Schedule, Company has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company, except (i) liabilities provided for in or otherwise disclosed in Company SEC Reports filed prior to the date hereof or (ii) liabilities incurred since September 30, 1999 in the ordinary course of business, none of which would have a Material Adverse Effect on Company.

    2.9  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in
Section 2.9 of the Company Schedule, since September 30, 1999, there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Company's capital stock, (iv) any granting by Company of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company of any increase in severance or termination pay or any entry by Company into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.19) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Company other than in the ordinary course of business.

    2.10 LITIGATION. There are no claims, suits, actions or, to the best knowledge of the Company, proceedings pending or threatened against Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Company or have a Material Adverse Effect on the ability of the parties hereto to consummate the Merger.

    2.11  EMPLOYEE BENEFIT PLANS.

    (a) All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) covering any active or former employee, director or consultant of Company, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code (an "Affiliate"), with respect to which Company has liability, are listed in
Section 2.11(a) of the Company Schedule (collectively, the "Plans"). Company has provided, or will provide within five (5) business days of the date hereof, to
Parent: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan; (iv) all Internal Revenue Service (the "IRS") or Department of Labor (the "DOL") determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Plan;
(vi) all material communications to employees or former employees, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Plan or proposed Plan; and
(vii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with any Plan. None of the Plans is self-insured.

    (b) Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the knowledge of Company is threatened, against or with respect to any such Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. Any Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code
(i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation to the extent such amendment or incorporation is required as of the Closing Date. Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Plan. Each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses and expenses for benefits accrued but not yet paid).

    (c) Neither Company nor any of its Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Company contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA or to any plan described in
Section 413(c) of the Code. Neither Company, nor any officer or director of Company is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the

Code or Sections 406 and 407 of ERISA, and not otherwise exempt under
Section 408 of ERISA, has occurred with respect to any Plan which could subject Company to material liabilities.

    (d) Neither Company, nor any of its Affiliates has, prior to the Effective Time and in any material respect, violated any of the health continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or the requirements of the Family Medical Leave Act of 1993, as amended. None of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and Company has not represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

    (e) Except as disclosed on Section 2.11(e) of the Company Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

    (f) There is no International Employee Plan in existence. For purposes of this Section "International Employee Plan" shall mean any Plan adopted or maintained by Company, whether informally or formally, for the benefit of current or former employees of Company outside the United States.

    2.12 LABOR MATTERS. (i) There are no material controversies pending or, to the knowledge of Company, threatened, between Company and any of its employees which controversies have or could reasonably be expected to have a Material Adverse Effect on Company; (ii) Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company nor does Company know of any activities or proceedings of any labor union to organize any such employees; and (iii) Company has no knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company, nor has Company experienced any labor interruptions over the past three (3) years.

    2.13 REGISTRATION STATEMENT; PROXY STATEMENT. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in connection with the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the proxy statement/prospectus to be filed with the SEC by Company pursuant to
Section 5.1(a) hereof (the "Proxy Statement/Prospectus") will, at the date mailed to the stockholders of Company and at the time of the special stockholders meeting of Company (the "Company Stockholders' Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Proxy statement/prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

    2.14 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no agreement, commitment, judgment, injunction, order or decree binding upon Company or to which Company is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company, any acquisition of property by Company or the conduct of business by Company as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have, a Material Adverse Effect on Company.

    2.15 TITLE TO PROPERTY. Company has good and valid title to all of its material properties and assets, free and clear of all liens, pledges, claims, charges, security interests or other encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and all leases pursuant to which Company leases from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Company or, to Company's knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Advance Effect on Company. All the plants, structures and equipment owned by Company, and to the knowledge of Company, all the plants, structures and equipment leased by Company, except such as may be under construction, are in good operating condition and repair (subject to normal wear and tear), in all material respects.

    2.16  TAXES.

    (a) DEFINITION OF TAXES. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

    (b) TAX RETURNS AND AUDITS. Except as set forth in Section 2.16(b) of the Company Schedule:

        (i) Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes ("Returns") required to be filed by Company with any Tax authority prior to the date hereof, except such Returns which are not material to Company. All such Returns are true, correct and complete in all material respects. Company has paid all Taxes shown to be due on such Returns.

        (ii) All Taxes that Company is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

        (iii) Company has not been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Company, nor has Company executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

        (iv) No audit or other examination of any Return of Company by any Tax authority is presently in progress, nor has Company been notified in writing of any request for such an audit or other examination.

        (v) No adjustment relating to any Returns filed by Company has been proposed in writing, formally or informally, by any Tax authority to the Company or any representative thereof.

        (vi) Company has no liability for any material unpaid Taxes which have not been accrued for or reserved on Company's balance sheet included in Company's report on Form 10-Q for the quarter ended September 30, 1999, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since September 30, 1999 in connection with the operation of the business of Company in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Company.

        (vii) There is no contract, agreement, plan or arrangement to which Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code (or any similar provision of state or local law). There is no contract, agreement, plan or arrangement to which Company is a party or by which it is bound that could require the compensation of any individual for excise taxes payable pursuant to Section 4999 of the Code (or any similar provision of state or local law).

        (viii) Company has not filed any consent agreement under Section 341(f) of the Code (or any similar provision of state or local law) or agreed to have Section 341(f)(2) of the Code (or any similar provision of state or local law) apply to any disposition of a subSection (f) asset (as defined in
    Section 341(f)(4) of the Code (or any similar provision of state or local law)) owned by Company.

        (ix) Company is not party to, and has no obligation under, any tax sharing, tax indemnity, tax allocation or similar agreement or arrangement.

        (x) None of Company's assets is tax exempt use property within the meaning of Section 168(h) of the Code (or any similar provision of state or local law).

        (xi) Company has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code. The stock of Company has not been distributed in a transaction satisfying the requirements of Section 355 of the Code.

        (xii) Company is not, and has not been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

        (xiii) No power of attorney has been granted by Company and is currently in effect.

        (xiv) Company has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of
    Section 368(a) of the Code.

    2.17  ENVIRONMENTAL MATTERS.

    (a) Except as disclosed in the Company SEC Reports filed prior to the date hereof and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) Company has complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by Company were not contaminated with Hazardous Substances during the period of ownership or operation by Company; (iv) Company is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) Company has not been associated with any release or threat of release of any Hazardous Substance; (vi) Company has not received any notice, demand, letter, claim or request for information alleging that Company may be in violation of or liable under any Environmental Law; (vii) Company is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and
(viii) there are no circumstances or conditions involving Company that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property of Company pursuant to any Environmental Law.

    (b) As used herein, the term "Environmental Law" means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources;
(B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

    (c) As used herein, the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law;
(B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

    2.18 BROKERS. Except with respect to Lehman Brothers Inc., Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. Prior to the date hereof, a copy of the letter by which Company engaged Lehman Brothers, Inc., complete with all schedules and fee information, has been delivered to Parent.

    2.19 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

        "Intellectual Property" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("Patents"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing;
    (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet ("Domain Names"); (v) industrial designs and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, "Trademarks"); (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated, and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

        "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company.

        "Registered Intellectual Property" means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal authority.

        "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Company.

        "Company Products" means all current versions of products or service offerings of Company.

    (a) No Company Intellectual Property or Company Product is subject to any material proceeding or outstanding decree, order, judgment, contract, license, agreement or stipulation restricting in any manner the use, transfer or licensing thereof by Company, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product, which in any such case could reasonably be expected to have a Material Adverse Effect on Company.

    (b) Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company

Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property, except where the failure to do so could not be reasonably likely to have a Material Adverse Effect on Company.

    (c) To the knowledge of Company, except as disclosed on Section 2.19(c) of the Company Schedule, Company owns and has good and exclusive title to, each material item of Company Intellectual Property owned by it free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course); and Company is the exclusive owner of all material Trademarks used in connection with the operation or conduct of the business of Company including the sale of any products or the provision of any services by Company. Without limiting the foregoing, (i) Company owns exclusively, and has good title to, all copyrighted works that are Company Products or which Company otherwise purports to own and (ii) except as could not reasonably be expected to have a Material Adverse Effect, to the extent that any Patents would be infringed by any Company Products, Company is the exclusive owner of such Patents.

    (d) To the knowledge of Company, except as disclosed on Section 2.19(d) of the Company Schedule, to the extent that any material technology, material software or material Intellectual Property has been developed or created independently or jointly by a third party for Company or is incorporated into any of Company Products, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

    (e) Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party, or knowingly permitted Company's rights in such material Company Intellectual Property to lapse or enter the public domain.

    (f) Section 2.19(f) of the Company Schedule lists all contracts, licenses and agretements to which Company is a party and that remain in effect: (i) with respect to Company Intellectual Property licensed or transferred to any third party resulting in, or which may result in, annual payments of $50,000 or more to Company; or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company resulting in, or which may result in, annual payments of $50,000 or more by Company.

    (g) The operation of the business of Company as such business currently is conducted, including (i) Company's design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of Company (including Company Products) and (ii) Company's use of any product, device or process, to its knowledge and except as could not reasonably be expected to have a Material Adverse Effect, has not and does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

    (h) Company has not received written notice from any third party that the operation of the business of Company or any act, product or service of Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction, except as could not reasonably be expected to have a Material Adverse Effect on Company.

    (i) To the knowledge of Company, no person has infringed or is infringing or misappropriating any material Company Intellectual Property, except as could not reasonably be expected to have a Material Adverse Effect on Company.

    (j) Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent prior to the date hereof and all current and former employees and contractors of Company have executed such an agreement, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect on Company.

    (k) To Company's knowledge, the Company Products will be fully compatible in normal operation with changes to outputs, data or other information in relation to dates arising in the Year 2000 and beyond, without a material loss of performance or a material loss of use, affected by hardware or third party software (including but not limited to operating systems) or unauthorized modifications made to Company Products. To Company's knowledge, all of Company's Information Technology (as defined below) is Year 2000 compliant, and will not cause an interruption in the ongoing operations of Company's business on or after January 1, 2000 except such interruptions as could not reasonably be expected to have a Material Adverse Effect on Company. For purposes of the foregoing, the term "Information Technology" shall mean and include all material software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services (other than general utility services including gas, electric, telephone and postal) that are owned or used by Company in the conduct of their business, or purchased by Company from third-party suppliers.

    2.20 AGREEMENTS, CONTRACTS AND COMMITMENTS. Company has not breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any agreement, contract or commitment to which it is a party or by which it is bound in such a manner as, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Company. Each agreement, contract or commitment to which the Company is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on Company.

    2.21 INSURANCE. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company (collectively, the "Insurance Policies") which Company reasonably believes are adequate in amount and scope. There is no material claim by Company pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

    2.22 OPINION OF FINANCIAL ADVISOR. Company has been advised in writing by its financial advisor, Lehman Brothers Inc., that in its written opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of Company from a financial point of view.

    2.23 BOARD APPROVAL. The Board of Directors of Company (including any required committee or subgroup of the Board of Directors of the Company) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved, subject to stockholder approval, this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve and adopt this Agreement and approve the Merger.

    2.24 VOTE REQUIRED. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to vote with respect to this Agreement is the only vote of the holders of any class or series of Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby pursuant to the DGCL and the Company Charter Documents.

    2.25 SECTION 203 OF THE DGCL NOT APPLICABLE. The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in such Section
203), or any other state takeover statute or similar law that otherwise would be applicable, will not apply to the execution, delivery or performance of this Agreement or the

Company Voting Agreements or to the consummation of the Merger or the other transactions contemplated by this Agreement or the Company Voting Agreements.

    2.26 CHANGE OF CONTROL PAYMENTS. Section 2.26 of the Company Schedule sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former employees and directors of the Company as a result of or in connection with the Merger.

    2.27 AFFILIATES. Set forth in Section 2.27 of the Company Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 under the Securities Act.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by Parent to Company dated as of the date hereof and attached hereto as Exhibit C, which disclosure shall provide an exception to or otherwise qualify the representations or warranties thereof specifically referred to, cross-referenced or clearly applicable in such disclosure (the "Parent Schedule"), as follows:

    3.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Parent and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing, to the extent applicable, under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Parent to be conducted. Each of Parent and its Subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Parent to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as set forth in
Section 3.1 of the Parent Schedule, each of Parent and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

    3.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has previously furnished to Company complete and correct copies of its Amended and Restated Certificate of Incorporation and Bylaws as amended to date (together, the "Parent Charter Documents"). Such Parent Charter Documents and equivalent organizational documents of each of its Subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents.

    3.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of Parent consists of (i) 120,000,000 shares of Parent Common Stock, (ii) 10,000,000 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), and (iii) 60,000,000 shares of Preferred Stock, par value $0.01 per share. (i) As of October 29, 1999, 34,856,571 shares of Parent Common Stock were issued and outstanding, (ii) as of the date hereof, 10,000,000 shares of Class B Common Stock were issued and outstanding, (iii) as of the date hereof, no shares of Preferred Stock were issued and outstanding and (iv) except as disclosed in the Parent SEC Filings (as defined in Section 3.6), as of October 29, 1999 Parent had no present commitment to issue any shares of Parent Common Stock, Class B Common Stock or Preferred Stock. As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as disclosed in the Parent SEC Filings, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another Subsidiary of Parent free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

    3.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby (including the Merger), and Parent has all necessary corporate power and authority to execute and deliver the Company Voting Agreements and to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger), except that the approval of the stockholders of Parent may be required by Nasdaq. The execution and delivery of the Company Voting Agreements by Parent and the consummation by Parent of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the Company Voting Agreements, or to consummate the transactions contemplated thereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by Company, constitutes the legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles. The Company Voting Agreements have been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by Company, constitute the legal and binding obligations of Parent, enforceable against Parent in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

    3.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by Parent and Merger Sub and the Company Voting Agreements by Parent do not, and the performance of this Agreement by Parent and Merger Sub and the Company Voting Agreements by Parent shall not, (i) conflict with or violate the Parent Charter Documents or the equivalent organizational documents of any of Parent's Subsidiaries, (ii) subject to compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent's or any such Subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not in the case of clauses (ii) or (iii), individually or in the aggregate, have a Material Adverse Effect on Parent.

    (b) The execution and delivery of this Agreement by Parent and Merger Sub and the Company Voting Agreements by Parent do not, and the performance of this Agreement by Parent and Merger Sub and of the Company Voting Agreements by Parent shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act, the Communications Act of 1934, as amended, state public utility laws and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement or (y) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

    3.6  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after June 17, 1999 (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since that date. As of their respective dates, the Parent SEC Reports (A) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing and as so amended or superceded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's Subsidiaries is required to file any reports or other documents with the SEC.

    (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Parent.

    3.7 REGISTRATION STATEMENT; PROXY STATEMENT. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/ Prospectus will, at the date mailed to the stockholders of Company and at the time of Company Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

    3.8 NO UNDISCLOSED LIABILITIES. Except as set forth in Section 3.8 of the Parent Schedules, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) liabilities provided for or otherwise disclosed in Parent SEC Reports filed prior to the date hereof or (ii) liabilities incurred since September 30, 1999 in the ordinary course of business, none of which would have a Material Adverse Effect on Parent.

    3.9  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in Section
3.9 of the Parent Schedules since September 30, 1999, there has not been any Material Adverse Effect on Parent.

    3.10 TAXES. Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    3.11 BROKERS. Except with respect to Donaldson, Lufkin & Jenrette Securities Corporation, Parent and Merger Sub have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    3.12 MERGER SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

    3.13 INTELLECTUAL PROPERTY. "Parent Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Parent. Except as set forth in Section 3.13 of the Parent Schedules:

    (a) (i) With respect to any Parent Intellectual Property that, were Parent for any reason unable to use such Parent Intellectual Property it would be reasonably likely to have a Material Adverse Effect on Parent, Parent owns or possesses, or owns or possesses licenses or other valid rights to use, such Parent Intellectual Property; and (ii) to the knowledge of Parent, the conduct of the business of Parent as presently conducted does not infringe or conflict with, nor has it been alleged to infringe or conflict with, any patents, trademarks, trade names or copyrights or other intellectual property rights of others, except as could not reasonably be expected to have a Material Adverse Effect on Parent.

    (b) To the knowledge of Parent, there is no claim or liability for trademark, trade name, patent or copyright infringement relating to the conduct by Parent of its business that, if determined adversely to Parent, would be reasonably likely to have a Material Adverse Effect on Parent.

    (c) To the knowledge of Parent, on the date hereof (i) there are no pending re-examination, opposition, interference, cancellation or other administrative proceedings with respect to any of the Parent Intellectual Property that, if determined adversely to Parent, would be reasonably likely to have a Material Adverse Effect on Parent, and (ii) no order, holding, decision or judgment has been rendered by any court of law or authority, and no agreement, consent or pending litigation in a court of law exists to which Parent is a party, which would prevent Parent from using any of the Parent Intellectual Property, except as could not reasonably be expected to have a Material Adverse Effect on Parent.

    3.14 LITIGATION. Except as set forth in Section 3.14 of the Parent Schedules, there are no claims, suits or actions or, to the knowledge of Parent, proceedings pending or threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

    3.15 TITLE. Parent has good and valid title to all of its material properties and assets, free and clear of all liens, pledges, claims, charges, security interests or other encumbrances except as disclosed in Parent SEC Reports, liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as could not reasonably be expected to have a Material Adverse Effect on Parent; and all leases pursuant to which Parent leases from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Parent or, to Parent's knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect on Parent.

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS BY COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as permitted by the terms of this Agreement, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following:

    (a) Waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies existing, on the date hereof and as previously or concurrently disclosed in writing or made available to Parent, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

    (c) Transfer or license to any person or otherwise extend, amend or modify any material rights to Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices, provided that in no event shall Company license on an exclusive basis or sell any Company Intellectual Property;

    (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (e) Except as set forth in Section 4.1(e) of the Company Schedule, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

    (f) Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities, other than (i) the issuance delivery and/or sale of shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement and (ii) the granting of stock options (and the issuance of Company Common Stock upon exercise thereof), in the ordinary course of business and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Company Common Stock upon exercise thereof) 300,000 shares in the aggregate (provided that the vesting of these options shall not accelerate upon the Closing);

    (g) Amend Company Charter Documents;

    (h) Except as disclosed in Section 4.1(h) of the Company Schedule, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict Company's ability to compete or to offer or sell any products or services;

    (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets, except sales of inventory in the ordinary course of business consistent with past practice and, except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company;

    (j) Except as disclosed in Section 4.1(j) of the Company Schedule, incur any indebtedness for borrowed money in excess of $50,000 in the aggregate or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

    (k) Except as disclosed in Section 4.1(k) of the Company Schedule, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

    (l) Except as disclosed in Schedule 4.1(1) of the Company Schedule, (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Company included in Company SEC Reports or incurred since the date of such financial statements, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Company is a party or of which Company is a beneficiary;

    (m) Except in the ordinary course of business consistent with past practices, modify, amend or terminate any Company Contract or other material contract or material agreement to which Company is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

    (n) Except as required by GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

    (o) Except as set forth in Section 4.1(o) of the Company Schedule, incur or enter into any agreement, contract or commitment requiring Company to pay in excess of $100,000 in any 12 month period;

    (p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code;

    (q) Except as set forth in Section 4.1(q) of the Company Schedule, settle any litigation;

    (r) Make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Company, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

    (s) Form, establish or acquire any Subsidiary;

    (t) Permit the Plan Administrator to exercise any of its discretionary rights under the Company Option Plan or the Company's 1990 Stock Option Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans; or

    (u) Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1 (a) through (s) above.

    4.2 CONDUCT OF BUSINESS BY PARENT. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, except as permitted by the terms of this Agreement, without the prior written consent of Company, Parent shall not declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) on its common stock without reserving a pro rata amount for distribution to the Company Stockholders based on the Exchange Ratio.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER FILINGS; BOARD RECOMMENDATIONS.

    (a) As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the S-4, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement/Prospectus and the S-4. Each of Company and Parent will respond to any comments of the SEC, and will use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the S-4 is declared effective by the SEC (the "SEC Effective Date"). As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related securities laws in order to consummate the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the S-4 or the Proxy Statement/Prospectus and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus or the Merger. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the S-4, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Company, such amendment or supplement.

    (b) Subject to Section 5.2(c) below, the Proxy Statement/Prospectus will include the recommendation of the Board of Directors of Company in favor of approval and adoption of this Agreement and approval of the Merger.

    5.2  MEETING OF COMPANY STOCKHOLDERS.

    (a) Promptly after the date hereof, Company will take all action reasonably necessary in accordance with the DGCL and Company Charter Documents to convene Company Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement and the Merger. Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of this Agreement and approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or the DGCL to obtain such approvals, subject to Section 5.2(c). Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Company Stockholders' Meeting. Company shall ensure that Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with Company Stockholders' Meeting are solicited, in compliance with the DGCL, Company Charter Documents, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and hold Company Stockholders' Meeting in accordance with this
Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal.

    (b) Subject to Section 5.2(c), (i) the Board of Directors of Company shall recommend that Company's stockholders vote in favor of the approval and adoption of this Agreement and approval of the Merger at Company Stockholders' Meeting;
(ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Company has recommended that Company's stockholders vote in favor of the approval and adoption of this Agreement and approval of the Merger at Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company's stockholders vote in favor of the approval and adoption of this Agreement and approval of the Merger.

    (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its recommendation in favor of approval and adoption of this Agreement and approval of the Merger if (i) a Superior Offer (as defined below) is made to Company and is not withdrawn, (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4, (iii) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the failure to withhold, withdraw, amend or modify such recommendation would cause the Board of Directors of Company to breach its fiduciary obligations to Company and Company's stockholders under applicable law, (iv) five business days elapse following delivery by Company to Parent of written notice advising Parent that the Board of Directors of Company intends to resolve to withhold, withdraw, amend or modify its recommendation absent modification of the terms and conditions of this Agreement and (v) assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by Parent during such five business day period, such Acquisition would nevertheless constitute a Superior Offer. Nothing contained in this Section 5.2 shall limit Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement, "Superior Offer" shall mean an unsolicited, bona fide written offer (the "Proposed Superior Offer") made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 15% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing all or substantially all of Company's assets, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 85% of the voting power of the then outstanding shares of capital stock of Company, in each case on terms that the Board of Directors of Company determines, in its reasonable judgment (after consultation with an investment bank of nationally recognized reputation) to be more favorable to Company stockholders from a financial point of view than the terms of the Merger and the consideration of which reasonably likely exceeds the value of the consideration in the Merger (after taking into account all relevant factors, including any conditions to the Proposed Superior Offer, the timing of the consummation of the transaction pursuant to the Proposed Superior Offer, the risk of nonconsummation thereof and the need for any required governmental or other consents, filings and approvals); provided, however, that a Proposed Superior Offer shall only be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is committed or is otherwise reasonably likely in the judgment of Company's Board of Directors to be obtained by such third party on a timely basis.

    5.3  CONFIDENTIALITY; ACCESS TO INFORMATION.

    (a) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of November 24, 1999 (the "Confidentiality Agreement"), which Confidentiality Agreement (except for paragraph 10 thereof, which shall be superseded in its entirety by the provisions of this Agreement) will continue in full force and effect in accordance with its terms.

    (b) Access to Information.

        (i) Company will afford Parent and its underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

        (ii) Parent will afford Company and its underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Parent, as Company may reasonably request. No information or knowledge obtained by Company in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    5.4  NO SOLICITATION.

    (a) Until the earlier of the Effective Time or termination of this Agreement pursuant to Article VII, Company will not, and will not authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) authorize, approve or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment providing for any Acquisition Transaction (as defined below) or accepting any Acquisition Proposal; provided, however, that this Section 5.4(a) shall not prohibit Company, on or before the adoption of this Agreement by the stockholders of the Company, from furnishing information regarding Company or entering into negotiations or discussions with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Company nor any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that failure to take such action would cause the Board of Directors of Company to breach its fiduciary obligations to Company and Company's stockholders under applicable law, (3) (x) at least twenty-four (24) hours prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group (with whom Parent shall thereafter have no contact either directly or indirectly through a representative with respect to any matters relating to Company (without the consent of Company) prior to the earlier of the termination of this Agreement or the Effective Time), of the terms and conditions of the offer and of Company's intention to furnish information to, or enter into discussions or negotiations with, such person or group and (y) Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Company containing terms no less favorable to Company than those set forth in the confidentiality agreement (provided that such confidentiality agreement shall not in any way restrict Company from complying with its disclosure obligations under this Agreement, including with respect to such Acquisition Proposal), and (4) contemporaneously with furnishing any such information to such person or group, Company furnishes such information to Parent (to the extent that such information has not been previously furnished by Company to Parent). Company and its officers, directors, affiliates, employees and any investment banker, attorney or other advisor or representative retained by it will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director, employee or affiliate of Company or any investment banker, attorney or other advisor or representative of Company shall be deemed to be a breach of this Section 5.4 by Company.

    For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent, Merger Sub or any affiliate thereof) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of Company or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total outstanding voting securities of Company; (B) any merger, consolidation, business combination or similar transaction involving Company; (C) any sale, lease, exchange, transfer, license or other disposition of more than 20% of the assets of Company; or (D) any liquidation or dissolution of Company.

    (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request received by Company for information which Company reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry received by Company with respect to or which Company reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent reasonably informed in all material respects of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

    (c) Nothing contained in this Section 5.4 shall prevent the Board of Directors of the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal by a third party or from making such disclosure as may be required by applicable law; provided, however, that the Board of Directors may not withhold, withdraw, amend or modify in a manner adverse to Parent its recommendation with respect to this Agreement, the Merger or the other transactions contemplated hereby except in accordance with
Section 5.2.

    5.5 PUBLIC DISCLOSURE. Parent and Company will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law (including fiduciary duty) or NASD requirements for companies whose securities are traded on Nasdaq.

    5.6  REASONABLE EFFORTS; NOTIFICATION.

    (a) Upon the terms and subject to the conditions set forth in this Agreement, including Sections 5.2(c) and 5.4, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any Subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

    (b) Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or of any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    (c) Parent shall give prompt notice to Company upon becoming aware that any representation or warranty made by it or Merger Sub contained in this Agreement has become untrue or inaccurate, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    5.7  STOCK OPTIONS AND WARRANTS

    (a) STOCK OPTIONS. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "Company Stock Option") under the Company Option Plan or Company's 1990 Stock Option Plan, whether or not vested, shall be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions, other than the transactions contemplated by this Agreement), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

    (b) WARRANTS. At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (each, a "Warrant") shall be assumed by Parent and will continue to have, and be subject to, the same forms and conditions of such Warrants immediately prior to the Effective Time, except that (i) such Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock,
(ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Warrant was exercisable immediately prior to the Exercise Time by the Exchange Ratio, rounded up to the nearest whole cent and (iii) if Parent elects not to assume the obligations under any of the warrants identified on Schedule 5.7(b) of the Parent Schedule, then such warrant shall be deemed to be converted pursuant the terms of such warrant.

    (c) Prior to the Closing Date, Company agrees to take all necessary steps to effectuate the foregoing provisions of this Section, including obtaining all necessary consents and releases, if any, from the holders of Company Stock Options and Warrants.

    5.8 FORM S-8. Parent agrees to file a registration statement on Form S-8 (or any successor form) for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options that are eligible to be registered on Form S-8 or such successor form as soon as is reasonably practicable after the Effective Time.

    5.9 INDEMNIFICATION. From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law. Parent will cause the Surviving Corporation to maintain Director and Officer liability insurance on the same terms as the current policies with respect to the Indemnified Parties for the three (3) years following the Effective Time; provided that the annual premium therefor does not exceed 150% of the current annual premium therefor.

    5.10 NASDAQ LISTING. Parent agrees to use its best efforts to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

    5.11 REGULATORY FILINGS; REASONABLE EFFORTS. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and
(b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; provided, however, that Parent shall not be required to agree to any divestiture by Parent or Company or any of Parent's Subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or affiliates or of Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. As soon as may be reasonably practicable, Company and Parent will file any applications required for the consummation of the transactions contemplated hereby with (i) the Federal Communications Commission and (ii) any state public utility commissions or similar state regulatory bodies regulating Company's business.

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
    5.12 BENEFIT PLANS. Company shall cause its 401(k) plan to terminate effective as of the day immediately preceding the Closing Date. During the period commencing at the Closing Date and ending on the first anniversary thereof, Parent shall provide employees of the Surviving Corporation with benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of securities) that are substantially similar to the plans in which employees of Parent participate. Parent shall recognize service with Company for the purpose of eligibility to participate under such plans.

    5.13 TREATMENT AS A REORGANIZATION. Neither Parent nor Merger Sub shall take any action prior to or following the Merger that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

    5.14 BOARD OF DIRECTORS OF PARENT. The Board of Directors of Parent will take all actions necessary such that one member of Company's Board of Directors designated by Company and reasonably acceptable to Parent shall be appointed to Parent's Board of Directors with a term expiring at the next annual meeting of Parent's stockholders and shall include such person in the slate of nominees recommended by Parent's Board of Directors to the stockholders of Parent at such annual meeting.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

    (a) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been duly approved and adopted, by the requisite vote under the DGCL and the Company Charter Documents, by the stockholders of Company and, if required by Nasdaq, shall have been duly approved by the requisite vote under Nasdaq regulations by the stockholders of Parent.

    (b) REGISTRATION STATEMENT EFFECTIVE; PROXY STATEMENT. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

    (c) NO ORDER; HSR ACT. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement. All waiting periods, if any, under the HSR Act and any foreign law in any jurisdiction in which the Company has material operations relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

    (d) TAX OPINIONS. Prior to the mailing of the Proxy Statement/Prospectus (and to be reconfirmed at the Closing Date), Parent and Company shall each have received written opinions from their respective tax counsel (Winthrop, Stimson, Putnam & Roberts and Brobeck Phleger & Harrison LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

    (e) NASDAQ LISTING. The shares of Parent Common Stock issuable to the stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

    (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (it being understood that, other than with respect to the representation set forth in Section 3.9, for purposes of determining the accuracy of such representations and warranties for purposes of this clause
(ii), all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded) except, other than with respect to the representation set forth in Section 3.9, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause (A)) as of such particular date). Any update of or modification to the Parent Schedule made or purported to have been made after the date of this Agreement shall be disregarded. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

    (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Parent and Merger Sub) does not, or will not, constitute a Material Adverse Effect with respect to Parent, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

    (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (it being understood that, other than with respect to the representation set forth in Section 2.9(i), for purposes of determining the accuracy of such representations and warranties for purposes of this clause (ii), all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded) except, other than with respect to the representation set forth in Section 2.9(i), (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Company provided, however, such Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties contained in the first two sentences of Section 2.3, (B) for changes contemplated by this Agreement, (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause (A)) as of such particular date) and (D) in the case of Section 2.3, where the increase in the number of shares of Company Common Stock outstanding as a result of the failure of such representation and warranty to be correct on the date hereof does not exceed 50,000). Any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

    (b) AGREEMENTS AND COVENANTS. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Company) does not, or will not, constitute a Material Adverse Effect on Company, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

    (c) CONSENTS. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Company.

    (d) DIRECTOR RESIGNATIONS. Company shall have delivered to Parent evidence satisfactory to Parent of the resignation of all directors of Company, effective as of the Effective Time.

    (e) AFFILIATE LETTERS. Each of the persons named in Section 2.27 of the Company Schedule shall have delivered to Parent a written agreement substantially in the form attached as Exhibit D hereto.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Company or Merger Sub:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

    (b) by either Company or Parent if the Merger shall not have been consummated by June 15, 2000 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

    (d) by either Company or Parent if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof;

    (e) by Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become materially untrue, in either case such that the conditions set forth in Section 6.2(a) or
Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent prior to the Closing Date, then Company may not terminate this Agreement under this Section 7.1(e) for thirty (30) days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this
Section 7.1(e) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30)-day period);

    (f) by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become materially untrue, in either case such that the conditions set forth in Section 6.3(a) or
Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company prior to the Closing Date, then Parent may not terminate this Agreement under this Section 7.1(f) for thirty (30) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that (i) Parent may not terminate this Agreement pursuant to this
Section 7.1(f) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty (30)-day period and (ii) any breach of Sections 5.2 or 5.4 hereof is not curable);

    (g) by Parent, upon a material and willful breach of the provisions of
Section 5.2 or Section 5.4 of this Agreement; or

    (h) by Parent if a Triggering Event (as defined below) shall have occurred.

    For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the approval and adoption of this Agreement and approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of Company in favor of the approval and adoption of this Agreement and the Merger; (iii) Board of Directors of Company fails to reaffirm its recommendation in favor of the approval and adoption of this Agreement and the Merger within ten (10) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the making, announcement or submission of an Acquisition Proposal; or (iv) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

    7.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(e) or Section 7.1(f) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except
(i) as set forth in this Section 7.2, Section 7.3 and Article 8 (General Provisions), each of which shall survive the termination of this Agreement, and
(ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement and the abandonment of the Merger in accordance with their terms.

    7.3  FEES AND EXPENSES.

    (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto.

    (b) COMPANY PAYMENTS.

        (i) Company shall pay to Parent $7,000,000 (the "Termination Fee") in immediately available funds (A) within one (1) business day after demand by Parent following termination of this Agreement if this Agreement is terminated by Parent pursuant to Section 7.1(g) or (B) if this Agreement is terminated by Parent pursuant to Section 7.1(h), upon the earlier of (x) 10 days after demand by Parent following termination of this Agreement and
    (y) the consummation of an Acquisition Transaction with another party or the entering into of an agreement providing for the consummation of an Acquisition Proposal with another party.

        (ii) Company shall pay to Parent in immediately available funds, within one (1) business day after termination of this Agreement, an amount equal to all out-of-pocket expenses and fees incurred by Parent arising out of, or in connection with or related to, the transactions contemplated by this Agreement, including, without limitation, all fees and expenses of agents, counsel, commercial banks, investment banking firms, accountants, experts and consultants to Parent and its affiliates if this Agreement is terminated by Parent pursuant to Section 7.1(f).

        (iii) Company shall pay Parent in immediately available funds, within one (1) business day after demand by Parent following the consummation of an Acquisition Transaction with another party or the entering into of an agreement providing for the consummation of an Acquisition Proposal with another party, an amount equal to the Termination Fee, if (A) this Agreement is terminated by Parent or Company, as applicable, pursuant to
    Section 7.1(b) or (d) and (B)(1) within 18 months of termination of this Agreement, Company shall enter into an agreement for an Acquisition Transaction or shall consummate an Acquisition Transaction; (2) prior to termination of this Agreement pursuant to Section 7.1(b), an Acquisition Proposal shall have been made known to Company or to Company stockholders generally or any person shall have publicly announced an intention (whether or not conditional and whether or not such Acquisition Proposal shall have been rejected or shall have been withdrawn or terminated prior to the Company Stockholders' Meeting or any termination of this Agreement) to make an Acquisition Proposal or (3) in the case of termination pursuant to
    Section 7.1(d), prior to or during the Company Stockholders' Meeting (or any subsequent meeting of the Company stockholders at which it is proposed that the Merger be approved), an Acquisition Proposal shall have been made directly to the Company stockholders generally or any person shall have publicly announced an intention (whether or not conditional and whether or not such Acquisition Proposal shall have been rejected or shall have been withdrawn or terminated prior to the Company Stockholders' Meeting or any termination of this Agreement) to make an Acquisition Proposal.

        (iv) Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Subject to Section 8.7, payment of the fees described in this
    Section 7.3(b) shall be in lieu of damages incurred in the event of breach of this Agreement other than a material and willful breach.

    7.4 AMENDMENT. This Agreement may be amended by the parties hereto at any time (whether before or after adoption of this Agreement by the stockholders of Company or Merger Sub) by execution of an instrument in writing signed on behalf of each of Parent and Company; provided, however, this Agreement may not be amended after any such approval in a manner which by law requires further approval of such stockholders without such further approval.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                        ARTICLE VIII GENERAL PROVISIONS

    8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    (a) if to Parent or Merger Sub, to:
      Mail.com, Inc.
      11 Broadway, 6(th) Floor
      New York, New York 10004
      Attention: Gerald Gorman
      Telephone No.: (212) 425-4200 (x205)
      Telecopy No.: (212) 425-3487
      with a copy at the same address to:
      David W. Ambrosia, Esq.
      Telephone No.: (212) 425-4200 (x382)
      Telecopy No.: (212) 425-3487
      and with a copy to:
      Winthrop, Stimson, Putnam & Roberts
      One Battery Park Plaza
      New York, New York 10004-1490
      Attn: Ronald A. Fleming, Jr., Esq.
      Telephone No.: (212) 858-1143
      Telecopy No.: (212) 858-1500

    (b) if to Company, to:
      NetMoves Corporation
      399 Thornall Street
      Edison, NJ 08837
      Attention: Thomas F. Murawski
      Telephone No.: (732) 906-2000 (x2223)
      Telecopy No.: (732) 906-1008
with a copy to:
Brobeck, Phleger & Harrison, LLP
      370 Interlocken Blvd.
      Suite 500 Broomfield, CO 80021
      Attention: Richard R. Plumridge, Esq.
      Telephone No.: (303) 410-2014
      Telecopy No.: (303) 410-2199
      and
      Brobeck, Phleger & Harrison, LLP
      Two Embarcadero Place, 2200 Geng Road
      Palo Alto, CA 94303
      Attention: Rod J. Howard, Esq.
      Telephone No.: (650) 812-2596
      Telecopy No.: (650) 496-2777

    8.3  INTERPRETATION.

    (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

    (b) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), revenues, financial condition or results of operations of such entity and its Subsidiaries, if any, taken as a whole (it being understood that neither of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: (a) a change in the market price or trading volume of Parent Common Stock or Company Common Stock, (b) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (c) changes in general national or regional economic conditions or (d) changes affecting the industry generally in which Company or Parent operates).

    (c) For purposes of this Agreement, the term "Person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

    (d) For purposes of this Agreement, the term "Subsidiary" means with respect to Company, the Surviving Corporation, Parent or any other person, any corporation, partnership, joint venture, limited liability company or other legal entity of which (i) Company, the Surviving Corporation, Parent or such other person, as the case may be, (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 25% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (ii) which constitutes a "Significant Subsidiary" of such entity within the meaning of Rule 12b-2 of the Exchange Act.

    8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.9.

    8.6 SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.8 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

    8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly-owned subsidiary of Parent. Subject to the first sentence of this Section 8.10, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

    8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                     *****

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                                       MAIL.COM, INC.

                                                       By:  /s/ GERALD GORMAN
                                                            -----------------------------------------
                                                            Name: Gerald Gorman
                                                            Title: Chairman and CEO

                                                       MAST ACQUISITION CORP.

                                                       By:  /s/ GERALD GORMAN
                                                            -----------------------------------------
                                                            Name: Gerald Gorman
                                                            Title: Chairman and Chief Executive
                                                            Officer

                                                       NETMOVES CORPORATION

                                                       By:  /s/ THOMAS F. MURAWSKI
                                                            -----------------------------------------
                                                            Name: Thomas F. Murawski
                                                            Title: Chairman, President and Chief
                                                            Executive Officer

                                                                      APPENDIX B

                        FORM OF COMPANY VOTING AGREEMENT

    THIS COMPANY VOTING AGREEMENT (this "Agreement") is made and entered into as of December 11, 1999, by and between Mail.com, Inc.., a Delaware corporation ("Parent") and the undersigned stockholder ("Stockholder") of the Company.

                                    RECITALS

    A. Concurrently with the execution and delivery of this Agreement, NetMoves Corporation, a Delaware Corporation (the "Company"), Merger Sub (as defined below) and Parent are entering into an Agreement and Plan of Merger (the "Merger Agreement") that provides for the merger (the "Merger") of a wholly-owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, each share of common stock, par value $0.01 per share, of the Company ("Company Common Stock") shall be converted into the right to receive Class A common stock, par value $0.01 per share, of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement;

    B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of Company Common Stock and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement; and

    C. In consideration of the execution of the Merger Agreement by Parent, Stockholder (in his or her capacity as such) agrees to vote the Shares (as defined below) and other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate consummation of the Merger.

    NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.  CERTAIN DEFINITIONS.

    Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this
Agreement:

        1.1 "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms and (ii) the Effective Time.

        1.2 "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity or (iii) governmental authority.

        1.3 "Shares" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

        1.4 "Transfer", when used as a verb, shall mean to sell, pledge, assign, encumber, dispose of or otherwise transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), or, when used as a noun, shall mean a sale, pledge, assignment, encumbrance, disposition, or other transfer (including a merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise or other transfer by operation of law).

2.  RESTRICTIONS ON TRANSFER.

    Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not, either directly or indirectly, Transfer any shares of or options to purchase Company Common Stock or any other securities or rights convertible into or exchangeable for shares of Company Common Stock, owned either directly or indirectly, by Stockholder or with respect to which Stockholder has the power of disposition, whether now or hereafter acquired, without the prior written consent of Parent; provided that the foregoing requirements shall not prohibit any Transfer to any Person where as a precondition to such Transfer the transferee: (i) executes a counterpart of this Agreement and an Irrevocable Proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request); and (ii) agrees in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not (a) deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares or (b) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder's obligations under this Agreement.

3.  AGREEMENT TO VOTE SHARES.

    (a) Stockholder hereby agrees to appear, or cause the holder of record on any applicable record date to appear for the purpose of obtaining a quorum at any annual or special meeting of stockholders of the Company and at any adjournment thereof at which matters relating to the Merger, the Merger Agreement or any transaction contemplated thereby are considered. At every meeting of the stockholders of the Company, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in his or her capacity as such) shall vote, or cause the Shares to be voted, in favor of approval and adoption of the Merger Agreement and the approval of the Merger and in favor of each other action contemplated by the Merger Agreement and any action required in furtherance hereof or thereof.

    (b) At every meeting of the stockholders of the Company, and at every adjournment thereof and on every action or approval by written consent of the stockholders of the Company, Stockholder shall vote, or cause the Shares to be voted, against (i) any Acquisition Proposal (in his capacity as such), (ii) any dissolution, liquidation or winding up of or by the Company or (iii) any amendment of the Certificate of Incorporation or by-laws of the Company or other proposal or transaction involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement, the Merger, the Stock Option Agreement or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of the Company's capital stock. Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

4.  IRREVOCABLE PROXY.

    Stockholder is hereby delivering to Parent an irrevocable proxy in the form attached hereto as Exhibit A (the "Irrevocable Proxy") with respect to each meeting of stockholders of the Company and action by stockholders of the Company by written consent in lieu of a meeting, such Irrevocable Proxy to cover the total number of Shares in respect of which Stockholder is entitled to vote. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies given thereby with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

5.  REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER.

    5.1 STOCKHOLDER (i) is the beneficial owner of the shares of Company Common Stock and the options and warrants to purchase shares of Common Stock of the Company indicated on the signature page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Company other than the shares of Company Common Stock and options and warrants and to purchase shares of Company Common Stock indicated on the signature page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Irrevocable Proxy.

    5.2 This Agreement and the Irrevocable Proxy have been duly and validly executed and delivered by Stockholder and constitute the valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their respective terms. The execution and delivery of this Agreement and the Irrevocable Proxy by Stockholder do not, and the performance of Stockholder's obligations hereunder will not, (a) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligations to which Stockholder is a party or by which Stockholder or the Shares are or will be bound or affected or (b) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Stockholder or any of Stockholder's properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any state or federal public body or authority is required by or with respect to Stockholder in connection with the execution and delivery of this Agreement and the Irrevocable Proxy by Stockholder or the consummation by Stockholder of any of the transactions contemplated hereby or thereby.

6.  ADDITIONAL DOCUMENTS.

    Stockholder (in his or her capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

7.  LEGENDING OF SHARES.

    Stockholder agrees that it shall forthwith surrender all certificates representing the Shares so that they shall bear a conspicuous legend stating that they are subject to this Agreement (and the restrictions on transfer provided for herein) and to an Irrevocable Proxy. Subject to the terms of
Section 2 hereof, Stockholder agrees that it shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

8.  TERMINATION.

    This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

9.  NO SOLICITATION.

    Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder will not, and will not permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement),
(ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any

Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) authorize, approve or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment providing for any Acquisition Transaction (as defined in the Merger Agreement) or accepting any Acquisition Proposal. Stockholder as promptly as practicable shall advise Parent orally and in writing of any request received by Stockholder for information which Stockholder reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry received by Stockholder with respect to or which Stockholder reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry.

10. CONFIDENTIALITY.

    Stockholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence and (ii) not to divulge any such information to any third person, except to the extent any of the same is hereafter publicly disclosed by Parent.

11. MISCELLANEOUS.

    11.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    11.2 BINDING EFFECT AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without prior written consent of the others. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

    11.3 AMENDMENTS AND MODIFICATION. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

    11.4 SPECIFIC PERFORMANCE. The parties hereto acknowledge that Parent shall be immediately and irreparably harmed and injured if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached by any of the other parties hereto. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity. If Parent brings an action in equity to enforce the provisions of this Agreement, neither of the other parties hereto will allege, and each hereby waives the defense, that there is an adequate remedy at law.

    11.5 NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

    if to Parent, to:
    Mail.com, Inc.
    11 Broadway, 6(th) Floor
    New York, New York 10004
    Attention: Gerald Gorman
    Telephone No.: (212) 425-4200 (x205)
    Telecopy No.: (212) 425-3487

with a copy at the same address to:
    David W. Ambrosia, Esq.
    Telephone No.: (212) 425-4200 (x382)
    Telecopy No.: (212) 425-3487

and with a copy to:
    Winthrop, Stimson, Putnam & Roberts
    One Battery Park Plaza
    New York, New York 10004-1490
    Attn: Ronald A. Fleming, Jr., Esq.
    Telephone No.: (212) 858-1143
    Telecopy No.: (212) 858-1500

    if to Stockholder, to the address for notice set forth on the signature page hereof.

    11.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

    11.7 ENTIRE AGREEMENT. This Agreement and the Irrevocable Proxy, together with the Company Affiliate Letter, in the forms attached as Exhibit G to the Merger Agreement, contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

    11.8 DESCRIPTIVE HEADINGS. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

    11.9 COUNTERPARTS. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but all of which, taken together, will constitute one and the same instrument.

    11.10 STOCKHOLDER CAPACITY Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company. Each Stockholder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Stockholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Stockholder's Shares.

    [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

                                                       MAIL.COM, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       STOCKHOLDER

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       STOCKHOLDER

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                            -----------------------------------------

                                                            -----------------------------------------
                                                            Print Address

                                                            -----------------------------------------
                                                            Telephone

                                                            -----------------------------------------
                                                            Facsimile No.
                                                            Shares benmeficially owned:
                                                            shares of Company Common Stock
                                                            shares of Company Common Stock
                                                            issuable upon exercise of outstanding
                                                            options or warrants

EXHIBIT A

                               IRREVOCABLE PROXY

    The undersigned stockholder of NetMoves Corporation, a Delaware corporation (the "Company"), hereby irrevocably appoints the members of the Board of Directors of Mail.com, Inc., a Delaware corporation ("Parent"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Irrevocable Proxy are listed on the signature page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

    This proxy is irrevocable, is coupled with an interest and is granted pursuant to that certain Company Voting Agreement of even date by and between Parent and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of and as a condition to Parent entering into that certain Agreement and Plan of Merger (the "Merger Agreement"), among Parent, Mast Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. The Merger Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to the terms thereof and (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

    The attorneys-in-fact and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney-in-fact and Irrevocable Proxy to demand that the Secretary of the Company call a special meeting of stockholders of the Company for the purpose of considering any action related to the Merger Agreement and to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting (a) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and in favor of each other action contemplated by the Merger Agreement and any action required in furtherance hereof or thereof and (b) against (i) any Acquisition Proposal (as defined in the Merger Agreement), (ii) any dissolution, liquidation or winding up of or by the Company, (iii) any amendment of the Certificate of Incorporation or by-laws of the Company or other proposal or transaction involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of the Company's capital stock.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

Dated: December 11, 1999

                                                       By:  -----------------------------------------
                                                            Name:
                                                            Title:

                                                       Shares beneficially owned:
                                                       shares of the Company Common Stock
                                                       shares of the Company Common Stock
                                                       issuable upon exercise of outstanding options
                                                       or warrants.

                                                                      APPENDIX C

                                                               December 11, 1999

Board of Directors
NetMoves Corporation
399 Thornall Street
Edison, New Jersey 08837

Members of the Board:

    We understand that Mail.com, Inc. ("Mail.com") and NetMoves Corporation ("NetMoves" or the "Company") are proposing to enter into an Agreement and Plan of Merger, dated as of December 10, 1999 (the "Agreement"), which provides, among other things, for the merger (the "Merger") of NetMoves into Mail.com. Upon effectiveness of the Merger, each issued and outstanding share of the common stock of NetMoves will be converted into 0.385336 shares (the "Exchange Ratio") of newly issued shares of common stock of Mail.com (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the Exchange Ratio to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning NetMoves (formerly known as FaxSav Incorporated) and Mail.com that we believe to be relevant to our analysis, including NetMoves' Form 10-K for the year ended December 31, 1998 and Form 10-Q for the quarter ended September 30, 1999 and Mail.com's Prospectus dated June 17, 1999 and Form 10-Q for the quarter ended September 30, 1999, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) financial and operating information with respect to the business, operations and prospects of Mail.com furnished to us by Mail.com, (5) a trading history of the Company's common stock from December 10, 1998 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a trading history of Mail.com's common stock from June 17, 1999 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of Mail.com with those of other companies that we deemed relevant, (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, (10) reports prepared by third party research analysts with respect to the future financial performance of the Company and Mail.com and (11) the results of our efforts to solicit indications of interest and proposals from third parties with respect to an acquisition of the Company. In addition, we have had discussions with the management of the Company and Mail.com concerning their respective businesses, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the financial projections of Mail.com for the year 2000, upon advice of Mail.com, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Mail.com as to the future financial performance of Mail.com and that Mail.com will perform substantially in accordance with such projections. For years subsequent to 2000, we were not provided with any financial projections prepared by the management of Mail.com, and accordingly, in performing our analysis, based upon advice of Mail.com and with the consent of the Company, we have assumed that the publicly available estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of Mail.com and that Mail.com will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Upon advice of the Company and its legal and accounting advisors, we have assumed that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the U.S. stockholders of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the stockholders of the Company in the Proposed Transaction is fair to such the stockholders.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past including acting as underwriter for the Company's initial public offering in 1996 and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                          Very truly yours,

                                          /s/ LEHMAN BROTHERS

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The registrant's amended and restated certificate of incorporation in effect as of the date hereof provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant owns liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits.

  2.1 Agreement and Plan of Merger dated as of December 11, 1999 by and among Mail.com, Inc., Mast Acquisition Corp. and
       NetMoves Corporation. (Incorporated by reference to Exhibit
       2.1 of Mail.com, Inc.'s Current Report on Form 8-K filed
       December 16, 1999)

  2.2  Form of Company Voting Agreement dated as of December 11,
       1999 by and between Mail.com, Inc. and certain directors and officers of NetMoves Corporation. (Incorporated by reference to Exhibit 2.2 of Mail.com, Inc.'s Current Report on Form
       8-K filed December 16, 1999)

  3.1  Amended and Restated Certificate of Incorporation.
       (Incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-1 (File No.
       333-74353) (the "IPO Registration Statement"))

  3.2  Bylaws. (Incorporated by reference to Exhibit 3.2 of the IPO
       Registration Statement)

  4.1 Specimen common stock certificate. (Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement)

  5.1 Opinion of Winthrop, Stimson, Putnam & Roberts regarding the validity of the securities to be issued.

  8.1 Opinion of Winthrop, Stimson, Putnam & Roberts regarding certain tax aspects of the merger.

  8.2 Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax aspects of the merger.

 10.1  Employment Agreement between Mail.com, Inc. and Gerald
       Gorman dated April 1, 1999. (Incorporated by reference to
       Exhibit 10.1 of the IPO Registration Statement)

 10.2 Employment Agreement between Mail.com, Inc. and Gary Millin dated April 1, 1999. (Incorporated by reference to Exhibit
       10.2 of the IPO Registration Statement)

 10.3 Employment Agreement between Mail.com, Inc. and Lon Otremba dated April 1, 1999. (Incorporated by reference to Exhibit
       10.3 of the IPO Registration Statement)

 10.4  Employment Agreement between Mail.com, Inc. and Debra
       McClister dated April 1, 1999. (Incorporated by reference to
       Exhibit 10.4 of the IPO Registration Statement)

 10.5  Employment Agreement between Mail.com, Inc. and Charles
       Walden dated February 4, 1999. (Incorporated by reference to
       Exhibit 10.5 of the IPO Registration Statement)

 10.6  Employment Agreement between Mail.com, Inc. and David
       Ambrosia dated May 19, 1999. (Incorporated by reference to
       Exhibit 10.6 of the IPO Registration Statement)

 10.7 Stock Option Agreement between Mail.com and Charles Walden dated January 1, 1998. (Incorporated by reference to Exhibit
       10.7 of the IPO Registration Statement)

 10.8  Stock Option Agreement between Mail.com, Inc. and Gary
       Millin dated December 31, 1996. (Incorporated by reference to Exhibit 10.8 of the IPO Registration Statement)

 10.9  Stock Option Agreement between Mail.com, Inc. and Gary
       Millin dated June 1, 1996. (Incorporated by reference to
       Exhibit 10.9 of the IPO Registration Statement)

10.10  Stock Option Agreement between Mail.com, Inc. and Gary
       Millin dated February 1, 1997. (Incorporated by reference to
       Exhibit 10.10 of the IPO Registration Statement)

10.11  Stock Option Agreement between Mail.com, Inc. and Gerald
       Gorman dated December 31, 1996. (Incorporated by reference to Exhibit 10.11 of the IPO Registration Statement)

10.12  Stock Option Agreement between Mail.com, Inc. and Gerald
       Gorman dated June 1, 1996. (Incorporated by reference to
       Exhibit 10.12 of the IPO Registration Statement)

10.13  Stock Option Agreement between Mail.com, Inc. and Lon
       Otremba dated June 30, 1999. (Incorporated by reference to
       Exhibit 10.13 of the IPO Registration Statement)

10.14 1996 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.14 of the IPO Registration Statement)

10.15 1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.15 of the IPO Registration Statement)

10.16 1998 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.16 of the IPO Registration Statement)

10.17 1999 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.17 of the IPO Registration Statement)

10.18 Lease between Mail.com, Inc. and Braun Management and six amendments thereto, the most recent dated May 21, 1998.
       (Incorporated by reference to Exhibit 10.18 of the IPO
       Registration Statement)

10.19  Lease between Mail.com, Inc. and Spitfire Marketing Systems
       Inc. dated August 14, 1998. (Incorporated by reference to
       Exhibit 10.19 of the IPO Registration Statement)

10.20 Space License Agreement and three amendments thereto between Mail.com, Inc. and Telehouse International Corporation of
       America, Inc., the most recent amendment dated March 9, 1999. (Incorporated by reference to Exhibit 10.20 of the IPO
       Registration Statement)

10.21  Lease between Mail.com, Inc. and 55 Madison Associates dated
       September 15, 1998. (Incorporated by reference to Exhibit
       10.21 of the IPO Registration Statement)

10.22  Lease Agreement between Mail.com, Inc. and Leastec Sylvan
       Credit dated June 20, 1996. (Incorporated by reference to
       Exhibit 10.22 of the IPO Registration Statement)

10.23  Master Lease Agreement between Mail.com, Inc. and RCC dated
       July 17, 1998. (Incorporated by reference to Exhibit 10.23 of the IPO Registration Statement)

10.24  Lease Agreement between Mail.com, Inc. and Pacific Atlantic
       Systems Leasing, dated January 22, 1999. (Incorporated by reference to Exhibit 10.24 of the IPO Registration
       Statement)

10.25  Class A Preferred Stock Purchase Agreement dated May 27,
       1997. (Incorporated by reference to Exhibit 10.25 of the IPO
       Registration Statement)

10.26  Waiver, Consent and Amendment to Class A Preferred Stock
       Purchase Agreement and Investors' Rights Agreement, dated
       July 31, 1998. (Incorporated by reference to Exhibit 10.26 of the IPO Registration Statement)

10.27  Accession Agreement among Mail.com, Inc. and Primus Capital
       Fund IV Limited Partnership and the Primus Executive Fund
       Limited Partnership dated August 31, 1998. (Incorporated by reference to Exhibit 10.27 of the IPO Registration
       Statement)

10.28  Letter Agreement among Gerald Gorman, Primus Capital Fund
       Limited Partnership and the Primus Executive Fund Limited
       Partnership dated August 31, 1998. (Incorporated by reference to Exhibit 10.28 of the IPO Registration
       Statement)

10.29  Class E Preferred Stock Investors' Rights Agreement dated
       March 10, 1999. (Incorporated by reference to Exhibit 10.29 of the IPO Registration Statement)

10.30  Observer Rights Agreement among the Company, Primus, et.
       al., and Sycamore Ventures dated August 31, 1998.
       (Incorporated by reference to Exhibit 10.30 of the IPO
       Registration Statement)

10.31  Investors' Rights Agreement between NBC Multimedia, Inc.,
       CNET, Inc. and Mail.com, Inc. dated March 1, 1999.
       (Incorporated by reference to Exhibit 10.31 of the IPO
       Registration Statement)

10.32 Lycos Term Sheet Agreement dated October 8, 1997 and the amendments thereto. (Incorporated by reference to Exhibit
       10.32 of the IPO Registration Statement)

10.33 CNET Warrants dated March 1, 1999. (Incorporated by reference to Exhibit 10.33 of the IPO Registration
       Statement)

10.34 NBC Multimedia Warrants dated March 1, 1999. (Incorporated by reference to Exhibit 10.34 of the IPO Registration
       Statement)

10.35  Stock Purchase Agreement between Mail.com, Inc. and CNN
       Interactive dated July 7, 1998. (Incorporated by reference to Exhibit 10.35 of the IPO Registration Statement)

10.36  Agreement between CNET, Inc., and Mail.com, Inc. dated May
       13, 1998. (Incorporated by reference to Exhibit 10.36 of the IPO Registration Statement)

10.37  Letter Agreement between CNET, Inc., Snap Internet Portal
       Service and Mail.com, Inc. dated as of June 16, 1998.
       (Incorporated by reference to Exhibit 10.37 of the IPO
       Registration Statement)

10.38  Letter Agreement between CNET, Inc., Snap Internet Portal
       Service, NBC Multimedia, Inc. and Mail.com, Inc. dated as of
       February 8, 1999. (Incorporated by reference to Exhibit
       10.38 of the IPO Registration Statement)

10.39  Agreement between NBC Multimedia, Inc. and Mail.com, Inc.
       dated February 8, 1998. (Incorporated by reference to Exhibit 10.39 of the IPO Registration Statement)

10.40  Marketing Agreement between DLJ Direct, Inc. and Mail.com,
       Inc. dated March 26, 1999. (Incorporated by reference to
       Exhibit 10.40 of the IPO Registration Statement)

10.41  Equipment Financing Agreement between Pentech Financial
       Services, Inc. and Mail.com, Inc. dated May 1, 1999.
       (Incorporated by reference to Exhibit 10.41 of the IPO
       Registration Statement)

10.42 AT&T Corp. Warrant dated May 26, 1999. (Incorporated by reference to Exhibit 10.42 of the IPO Registration
       Statement)

10.43  Investor Rights Agreement between Mail.com, Inc. and AT&T
       Corp. dated May 26, 1999. (Incorporated by reference to
       Exhibit 10.43 of the IPO Registration Statement)

10.44  Letter Agreement between AT&T Corp. and Mail.com, Inc. dated
       May 26, 1999. (Incorporated by reference to Exhibit 10.44 of the IPO Registration Statement)

10.45  Equipment Financing Lease--EMC Corporation. (Incorporated by
       reference to Exhibit 99.1 of Mail.com, Inc.'s Quarterly
       Report on Form 10-Q for the quarterly period ended June 30,
       1999)

10.46  Equipment Financing Lease--Pentech Financial Services, Inc.
       (Incorporated by reference to Exhibit 99.2 of Mail.com, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999)

10.47  Equipment Financing Lease--Pentech Financial Services, Inc.
       (Incorporated by reference to Exhibit 99.3 of Mail.com, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999)

10.48  Investor Rights Agreement dated July 14, 1999 between
       Mail.com, Inc. and 3Cube, Inc. (Incorporated by reference to
       Exhibit 99.4 of Mail.com, Inc.'s Quarterly Report on Form
       10-Q for the quarterly period ended June 30, 1999)

10.49 Agreement and Plan of Merger dated as of August 20, 1999 among Mail.com, Inc., AG Acquisition Corp., The Allegro
       Group, Inc. and the Shareholders of The Allegro Group, Inc.
       (Incorporated by reference to Exhibit 2.1 of Mail.com, Inc.'s Current Report on Form 8-K (filed August 23, 1999))

10.50  Sublease Agreement between Mail.com, Inc. and Depository
       Trust Company. (Incorporated by reference to Exhibit 10.ii(D)(1) of Mail.com, Inc.'s Quarterly Report on
       Form 10-Q for the quarterly period ended September 30, 1999)

10.51 Data Center Office Lease with AT&T. (Incorporated by reference to Exhibit 10.ii(D)(2) of Mail.com, Inc.'s
       Quarterly Report on Form 10-Q for the quarterly period ended
       September 30, 1999)

10.52  Lease Agreement between Mail.com and Forsyth/McArthur
       Associates. (Incorporated by reference to Exhibit
       10.ii(D)(3) of Mail.com, Inc.'s Quarterly Report on
       Form 10-Q for the quarterly period ended September 30, 1999)

10.53  Mail.com, Inc. Allegro Group Stock Option Plan.
       (Incorporated by reference to Exhibit 10.iii(A)(1) of Mail.com, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

10.54 Mail.com, Inc. TCOM Stock Option Plan. (Incorporated by reference to Exhibit 10.iii(A)(2) of Mail.com, Inc.'s
       Quarterly Report on Form 10-Q for the quarterly period ended
       September 30, 1999)

 21.1  Subsidiaries of Mail.com, Inc.

 23.1  Consent of KPMG LLP.

 23.2  Consent of PricewaterhouseCoopers, LLP.

 23.3  Consent of Winthrop, Stimson, Putnam & Roberts. (Included in
       Exhibit 8.1)

 23.4  Consent of Brobeck, Phleger & Harrison LLP. (Included in
       Exhibit 8.2)

 24.1  Power of Attorney. (Included on Page II-8)

 99.1  Form of proxy card for NetMoves Corporation Special Meeting.

 99.2 Opinion of Lehman Brothers (included as Appendix C to the proxy statement/prospectus filed as a part of this Registration Statement).

    (b)  Financial Statement Schedules.

    None.

ITEM 22.  UNDERTAKINGS

    (a)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 18th day of January, 2000.

                                                       MAIL.COM, INC.

                                                       BY:  /S/ GARY MILLIN
                                                            -----------------------------------------
                                                            Name: Gary Millin
                                                            Title: PRESIDENT

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of Mail.com, Inc. (the "Company"), hereby severally constitute and appoint Gerald Gorman, Chairman and Chief Executive, and Gary Millin, President and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-4 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 18, 2000:

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----
                                                       Chairman & Chief Executive
                  /s/ GERALD GORMAN                      Officer, Director
     -------------------------------------------         (Principal Executive           January 18, 2000
                    Gerald Gorman                        Officer)

                   /s/ GARY MILLIN                     President, Director
     -------------------------------------------                                        January 18, 2000
                     Gary Millin

                   /s/ LON OTREMBA                     Director
     -------------------------------------------                                        January 18, 2000
                     Lon Otremba

                                                       Executive Vice President &
               /s/ DEBRA L. MCCLISTER                    Chief Financial Officer
     -------------------------------------------         (principal accounting and      January 18, 2000
                 Debra L. McClister                      financial officer)

                 /s/ CHARLES WALDEN                    Director
     -------------------------------------------                                        January 18, 2000
                   Charles Walden

              /s/ WILLIAM J. DONALDSON                 Director
     -------------------------------------------                                        January 18, 2000
                William J. Donaldson

                 /s/ STEPHEN KETCHUM                   Director
     -------------------------------------------                                        January 18, 2000
                   Stephen Ketchum

                  /s/ JACK KUEHLER                     Director
     -------------------------------------------                                        January 18, 2000
                    Jack Kuehler

                               INDEX TO EXHIBITS

     EXHIBIT NO.                                                                        PAGE
---------------------                                                                 --------

         2.1            Agreement and Plan of Merger dated as of December 11, 1999 by and among Mail.com, Inc., Mast Acquisition Corp. and
                          NetMoves Corporation. (Incorporated by reference to
                          Exhibit 2.1 of Mail.com, Inc.'s Current Report on Form 8-K
                          filed December 16, 1999)

         2.2            Form of Company Voting Agreement dated as of December 11,
                          1999 by and between Mail.com, Inc. and certain directors and officers of NetMoves Corporation. (Incorporated by reference to Exhibit 2.2 of Mail.com, Inc.'s Current
                          Report on Form 8-K filed December 16, 1999)

         3.1            Amended and Restated Certificate of Incorporation.
                          (Incorporated by reference to Exhibit 3.1 of the
                          Registrant's Registration Statement on Form S-1 (File No.
                          333-74353) (the "IPO Registration Statement"))

         3.2            Bylaws. (Incorporated by reference to Exhibit 3.2 of the IPO
                          Registration Statement)

         4.1            Specimen common stock certificate. (Incorporated by
                          reference to Exhibit 4.1 of the IPO Registration
                          Statement)

         5.1            Opinion of Winthrop, Stimson, Putnam & Roberts regarding the validity of the securities to be issued.

         8.1            Opinion of Winthrop, Stimson, Putnam & Roberts regarding
                          certain tax aspects of the merger.

         8.2            Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax aspects of the merger.

        10.1            Employment Agreement between Mail.com, Inc. and Gerald
                          Gorman dated April 1, 1999. (Incorporated by reference to
                          Exhibit 10.1 of the IPO Registration Statement)

        10.2            Employment Agreement between Mail.com, Inc. and Gary Millin dated April 1, 1999. (Incorporated by reference to Exhibit
                          10.2 of the IPO Registration Statement)

        10.3            Employment Agreement between Mail.com, Inc. and Lon Otremba dated April 1, 1999. (Incorporated by reference to Exhibit
                          10.3 of the IPO Registration Statement)

        10.4            Employment Agreement between Mail.com, Inc. and Debra
                          McClister dated April 1, 1999. (Incorporated by reference
                          to Exhibit 10.4 of the IPO Registration Statement)

        10.5            Employment Agreement between Mail.com, Inc. and Charles
                          Walden dated February 4, 1999. (Incorporated by reference
                          to Exhibit 10.5 of the IPO Registration Statement)

        10.6            Employment Agreement between Mail.com, Inc. and David
                          Ambrosia dated May 19, 1999. (Incorporated by reference to
                          Exhibit 10.6 of the IPO Registration Statement)

        10.7            Stock Option Agreement between Mail.com and Charles Walden dated January 1, 1998. (Incorporated by reference to Exhibit 10.7 of the IPO Registration Statement)

     EXHIBIT NO.                                                                        PAGE
---------------------                                                                 --------
        10.8            Stock Option Agreement between Mail.com, Inc. and Gary
                          Millin dated December 31, 1996. (Incorporated by reference to Exhibit 10.8 of the IPO Registration Statement)

        10.9            Stock Option Agreement between Mail.com, Inc. and Gary
                          Millin dated June 1, 1996. (Incorporated by reference to
                          Exhibit 10.9 of the IPO Registration Statement)

        10.10           Stock Option Agreement between Mail.com, Inc. and Gary
                          Millin dated February 1, 1997. (Incorporated by reference
                          to Exhibit 10.10 of the IPO Registration Statement)

        10.11           Stock Option Agreement between Mail.com, Inc. and Gerald
                          Gorman dated December 31, 1996. (Incorporated by reference to Exhibit 10.11 of the IPO Registration Statement)

        10.12           Stock Option Agreement between Mail.com, Inc. and Gerald
                          Gorman dated June 1, 1996. (Incorporated by reference to
                          Exhibit 10.12 of the IPO Registration Statement)

        10.13           Stock Option Agreement between Mail.com, Inc. and Lon
                          Otremba dated June 30, 1999. (Incorporated by reference to Exhibit 10.13 of the IPO Registration Statement)

        10.14           1996 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.14 of the IPO Registration Statement)

        10.15           1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.15 of the IPO Registration Statement)

        10.16           1998 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.16 of the IPO Registration Statement)

        10.17           1999 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.17 of the IPO Registration Statement)

        10.18           Lease between Mail.com, Inc. and Braun Management and six
                          amendments thereto, the most recent dated May 21, 1998.
                          (Incorporated by reference to Exhibit 10.18 of the IPO
                          Registration Statement)

        10.19           Lease between Mail.com, Inc. and Spitfire Marketing Systems
                          Inc. dated August 14, 1998. (Incorporated by reference to
                          Exhibit 10.19 of the IPO Registration Statement)

        10.20           Space License Agreement and three amendments thereto between
                          Mail.com, Inc. and Telehouse International Corporation of
                          America, Inc., the most recent amendment dated March 9,
                          1999. (Incorporated by reference to Exhibit 10.20 of the
                          IPO Registration Statement)

        10.21           Lease between Mail.com, Inc. and 55 Madison Associates dated
                          September 15, 1998. (Incorporated by reference to Exhibit
                          10.21 of the IPO Registration Statement)

        10.22           Lease Agreement between Mail.com, Inc. and Leastec Sylvan
                          Credit dated June 20, 1996. (Incorporated by reference to
                          Exhibit 10.22 of the IPO Registration Statement)

        10.23           Master Lease Agreement between Mail.com, Inc. and RCC dated
                          July 17, 1998. (Incorporated by reference to Exhibit 10.23 of the IPO Registration Statement)

     EXHIBIT NO.                                                                        PAGE
---------------------                                                                 --------
        10.24           Lease Agreement between Mail.com, Inc. and Pacific Atlantic
                          Systems Leasing, dated January 22, 1999. (Incorporated by
                          reference to Exhibit 10.24 of the IPO Registration
                          Statement)

        10.25           Class A Preferred Stock Purchase Agreement dated May 27,
                          1997. (Incorporated by reference to Exhibit 10.25 of the IPO Registration Statement)

        10.26           Waiver, Consent and Amendment to Class A Preferred Stock
                          Purchase Agreement and Investors' Rights Agreement, dated
                          July 31, 1998. (Incorporated by reference to Exhibit 10.26 of the IPO Registration Statement)

        10.27           Accession Agreement among Mail.com, Inc. and Primus Capital
                          Fund IV Limited Partnership and the Primus Executive Fund
                          Limited Partnership dated August 31, 1998. (Incorporated
                          by reference to Exhibit 10.27 of the IPO Registration
                          Statement)

        10.28           Letter Agreement among Gerald Gorman, Primus Capital Fund
                          Limited Partnership and the Primus Executive Fund Limited
                          Partnership dated August 31, 1998. (Incorporated by
                          reference to Exhibit 10.28 of the IPO Registration
                          Statement)

        10.29           Class E Preferred Stock Investors' Rights Agreement dated
                          March 10, 1999. (Incorporated by reference to Exhibit
                          10.29 of the IPO Registration Statement)

        10.30           Observer Rights Agreement among the Company, Primus, et.
                          al., and Sycamore Ventures dated August 31, 1998.
                          (Incorporated by reference to Exhibit 10.30 of the IPO
                          Registration Statement)

        10.31           Investors' Rights Agreement between NBC Multimedia, Inc.,
                          CNET, Inc. and Mail.com, Inc. dated March 1, 1999.
                          (Incorporated by reference to Exhibit 10.31 of the IPO
                          Registration Statement)

        10.32           Lycos Term Sheet Agreement dated October 8, 1997 and the
                          amendments thereto. (Incorporated by reference to Exhibit
                          10.32 of the IPO Registration Statement)

        10.33           CNET Warrants dated March 1, 1999. (Incorporated by
                          reference to Exhibit 10.33 of the IPO Registration
                          Statement)

        10.34           NBC Multimedia Warrants dated March 1, 1999. (Incorporated by reference to Exhibit 10.34 of the IPO Registration
                          Statement)

        10.35           Stock Purchase Agreement between Mail.com, Inc. and CNN
                          Interactive dated July 7, 1998. (Incorporated by reference to Exhibit 10.35 of the IPO Registration Statement)

        10.36           Agreement between CNET, Inc., and Mail.com, Inc. dated May
                          13, 1998. (Incorporated by reference to Exhibit 10.36 of the IPO Registration Statement)

        10.37           Letter Agreement between CNET, Inc., Snap Internet Portal
                          Service and Mail.com, Inc. dated as of June 16, 1998.
                          (Incorporated by reference to Exhibit 10.37 of the IPO
                          Registration Statement)

        10.38           Letter Agreement between CNET, Inc., Snap Internet Portal
                          Service, NBC Multimedia, Inc. and Mail.com, Inc. dated as
                          of February 8, 1999. (Incorporated by reference to Exhibit
                          10.38 of the IPO Registration Statement)

        10.39           Agreement between NBC Multimedia, Inc. and Mail.com, Inc.
                          dated February 8, 1998. (Incorporated by reference to Exhibit 10.39 of the IPO Registration Statement)

     EXHIBIT NO.                                                                        PAGE
---------------------                                                                 --------
        10.40           Marketing Agreement between DLJ Direct, Inc. and Mail.com,
                          Inc. dated March 26, 1999. (Incorporated by reference to
                          Exhibit 10.40 of the IPO Registration Statement)

        10.41           Equipment Financing Agreement between Pentech Financial
                          Services, Inc. and Mail.com, Inc. dated May 1, 1999.
                          (Incorporated by reference to Exhibit 10.41 of the IPO
                          Registration Statement)

        10.42           AT&T Corp. Warrant dated May 26, 1999. (Incorporated by
                          reference to Exhibit 10.42 of the IPO Registration
                          Statement)

        10.43           Investor Rights Agreement between Mail.com, Inc. and AT&T
                          Corp. dated May 26, 1999. (Incorporated by reference to
                          Exhibit 10.43 of the IPO Registration Statement)

        10.44           Letter Agreement between AT&T Corp. and Mail.com, Inc. dated
                          May 26, 1999. (Incorporated by reference to Exhibit 10.44
                          of the IPO Registration Statement)

        10.45           Equipment Financing Lease--EMC Corporation. (Incorporated by
                          reference to Exhibit 99.1 of Mail.com, Inc.'s Quarterly
                          Report on Form 10-Q for the quarterly period ended June
                          30, 1999)

        10.46           Equipment Financing Lease--Pentech Financial Services, Inc.
                          (Incorporated by reference to Exhibit 99.2 of Mail.com,
                          Inc.'s Quarterly Report on Form 10-Q for the quarterly
                          period ended June 30, 1999)

        10.47           Equipment Financing Lease--Pentech Financial Services, Inc.
                          (Incorporated by reference to Exhibit 99.3 of Mail.com,
                          Inc.'s Quarterly Report on Form 10-Q for the quarterly
                          period ended June 30, 1999)

        10.48           Investor Rights Agreement dated July 14, 1999 between
                          Mail.com, Inc. and 3Cube, Inc. (Incorporated by reference
                          to Exhibit 99.4 of Mail.com, Inc.'s Quarterly Report on
                          Form 10-Q for the quarterly period ended June 30, 1999)

        10.49           Agreement and Plan of Merger dated as of August 20, 1999
                          among Mail.com, Inc., AG Acquisition Corp., The Allegro
                          Group, Inc. and the Shareholders of The Allegro Group,
                          Inc. (Incorporated by reference to Exhibit 2.1 of Mail.com, Inc.'s Current Report on Form 8-K (filed
                          August 23, 1999))

        10.50           Sublease Agreement between Mail.com, Inc. and Depository
                          Trust Company. (Incorporated by reference to
                          Exhibit 10.ii(D)(1) of Mail.com, Inc.'s Quarterly Report
                          on Form 10-Q for the quarterly period ended September 30,
                          1999)

        10.51           Data Center Office Lease with AT&T. (Incorporated by
                          reference to Exhibit 10.ii(D)(2) of Mail.com, Inc.'s
                          Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

        10.52           Lease Agreement between Mail.com and Forsyth/McArthur
                          Associates. (Incorporated by reference to Exhibit
                          10.ii(D)(3) of Mail.com, Inc.'s Quarterly Report on
                          Form 10-Q for the quarterly period ended September 30,
                          1999)

        10.53           Mail.com, Inc. Allegro Group Stock Option Plan.
                          (Incorporated by reference to Exhibit 10.iii(A)(1) of Mail.com, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

        10.54           Mail.com, Inc. TCOM Stock Option Plan. (Incorporated by
                          reference to Exhibit 10.iii(A)(2) of Mail.com, Inc.'s
                          Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999)

        21.1            Subsidiaries of Mail.com, Inc.

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
     EXHIBIT NO.                                                                        PAGE
---------------------                                                                 --------
        23.1            Consent of KPMG LLP.

        23.2            Consent of PricewaterhouseCoopers, LLP.

        23.3            Consent of Winthrop, Stimson, Putnam & Roberts. (Included in
                          Exhibit 8.1)

        23.4            Consent of Brobeck, Phleger & Harrison LLP. (Included in
                          Exhibit 8.2)

        24.1            Power of Attorney. (Included on Page II-8)

        99.1            Form of proxy card for NetMoves Corporation Special Meeting.

        99.2            Opinion of Lehman Brothers (included as Appendix C to the
                          proxy statement/ prospectus filed as a part of this Registration Statement).